

CHANGING AS FAST AS LIFE ITSELF.

Telecom Corporation of New Zealand Limited
ANNUAL REPORT
For the year ended 30 June 2013

telecom nz

CONTENTS

ARBN 050 611 277

KEY DATES FOR FY14

Annual Meeting
8 November 2013

Half-year result announced
21 February 2014

Financial year end
30 June 2014

This report is dated 23 August 2013 and is signed on behalf of the Board of Telecom Corporation of New Zealand Limited by Mark Verbiest, Chairman, and Simon Moutter, Chief Executive.

Mark Verbiest
Chairman

Simon Moutter
Chief Executive

PLAYING TO WIN IN THE NEW WORLD

All around us, the pace of change has accelerated. And so has the way people choose to live and connect with one another. Dynamic change is now business as usual. Telecom's ambition is to be a growing New Zealand company, winning by customers choosing us to connect them at the 'speed of life'. To do that, Telecom needs to change as fast as life itself. That's why we are reshaping our business to focus more on what customers need and want. It is going to take time, but getting this right is important for our customers, our shareholders and for New Zealand. We're building the Telecom people want us to be, one day at a time. **THAT'S OUR TICKET TO TOMORROW.**

2013 SNAPSHOT

Mobile connections

1.8M

Gen-i business customers

2,800

Broadband connections

649K

Retail and Gen-i access lines

1M

70

Wholesale customers in New Zealand

105K

Business Hub customers

PERFORMANCE SNAPSHOT

NZ$ **4,189M**

Operating revenue

EBITDA NZ$
922M

Adjusted EBITDA NZ$
1,043M

Major adjusting items include:
- severance costs
- surplus lease costs
- asset impairments

Net Earnings NZ$
238M

Adjusted Net Earnings NZ$
342M

Earnings per share NZ$
13c

Dividends per share NZ$
16c

Capital expenditure NZ$
465M

Breakdown of EBITDA
BY BUSINESS UNITS
NZ$M



718
370
(287)
224
74

- Retail NZ$718M
- Gen-i NZ$370M
- T&SS NZ$(287M)
- Wholesale & International NZ$224M
- AAPT NZ$74M

Year on Year EBITDA results
(FY12 V FY13)
NZ$M



1,079
922
1,048
1,043
FY12
FY13
FY12
FY13
EBITDA
Adjusted EBITDA

EBITDA, adjusted EBITDA, and adjusted net earnings are non-Generally Accepted Accounting Principles (GAAP) measures and are not comparable to the International Financial Reporting Standards (IFRS) measure of performance. See the **Performance** section for detail of non-GAAP measures and reconciliations.



THE WORLD IS CHANGING RAPIDLY



Around the world, there is an explosive growth in demand for data, anywhere, anytime. Consider the following estimates:

90%
More than 90% of the world's data ever in existence has been created in just the past two years

1 TRILLION
By 2015 there are likely to be more than 1 trillion connected devices in the world

500 MILLION
Every day, more than 500 million photos are uploaded and shared online

30 BILLION
More than 30 billion pieces of data are added to Facebook every month

32 MILLION
New Zealand mobile data traffic is expected to grow eight-fold by 2017 to over 11,000 terabytes per month – or the equivalent of 32 million texts each second

2.5 MILLION
More than 2.5 million New Zealanders now have smartphones

80%
Nearly 80% of New Zealand homes are connected to the internet

24GB
Over the last year, the average Telecom customer household has doubled its monthly broadband data use from around 12GB to 24GB

150 TIMES PER DAY
The average smartphone user reaches for their phone 150 times a day



THE TECHNOLOGY INDUSTRY IN NZ IS ALSO RESHAPING



There has been unprecedented change in the New Zealand industry structure.

CHORUS

Telecom demerger completed – separation of Chorus was a world first in terms of industry structure

NEXT GENERATION

Emergence of 4G LTE as a next generation mobile technology

NEW MOBILE SPECTRUM

Government auction of 700MHz spectrum planned

UFB & RBI

Government-sponsored new technology network rollouts well under way – Ultra Fast Broadband and Rural Broadband Initiative will help drive and define New Zealand's future use of technology

MARKET CONSOLIDATION

Vodafone/TelstraClear merger creating a full-service competitor under the ownership of a large global telco

COMPETITION INTENSIFYING

Increase in competition in IT managed services, broadband and mobile

OTT PLAYERS

Growing number of global 'over-the-top' (OTT) players in the New Zealand market

MARGIN PRESSURE

Continued competitive pressure on margins in the fixed line, broadband and voice markets



TELECOM FACED A STRATEGIC CHOICE



Meanwhile, within Telecom a combination of complex platforms, legacy products, high operating costs and a lack of agility has been holding us back. We faced a strategic choice.

We could settle for being the 'dumb pipe' that other technology companies could use to deliver profitable services – or become a growing New Zealand company, delivering communication, entertainment and IT services over our networks and the Cloud to meet the current and future needs of our customers.

We've chosen the latter. It won't be easy and it will take time to get ourselves fit for growth, but we believe this is the right strategic path to build a more valuable company for our shareholders, and contribute to a better future for New Zealand.

It's about helping people discover and create great things in a world where being connected anywhere, anytime matters more than ever.

Revolutionise Customer Experiences

WE AIM TO:

► Deliver simple, effortless experiences that are demonstrably and consistently better than our competitors' and that generate extraordinary customer advocacy

► Deeply understand New Zealanders' increasing drive to be connected and act quickly on these insights to create distinctive solutions for customers

► Satisfy customer demand for greater simplicity and more digital self-service options



IN FY13 WE:

► Reshaped sales and delivery teams around a better understanding of customers' needs and wants

► Implemented a world-leading solution to the problem of high data roaming costs

► Commenced a programme to re-engineer customer service experiences

► Expanded our digital self-service options: Tech in a Sec, Telecommunity, Live Chat, My Telecom

► Raised data caps on 50GB broadband plans to 80GB

► Significantly improved resourcing of our Government customer service model



RAISED DATA CAPS ON 50GB BROADBAND PLANS TO 80GB

REVOLUTIONISE

IN FY14 WE WILL:

► Further expand and enhance digital self-service options

► Step up leadership efforts to inform and educate customers on new technologies

► Complete an entirely new mobile product infrastructure

► Re-engineer more key customer service experiences

Simplify the Business

WE AIM TO:

► Radically simplify current platforms, products, offers, channels and supporting processes to reduce cost and complexity and improve speed to market

► Design and build new platforms, products, offers, channels and end-to-end process capabilities

► Create a best practice, performance-driven, lean and agile organisation supported with the right skills, processes, risk appetite and incentives



IN FY13 WE:

► Undertook a significant cost-reduction programme

► Streamlined our performance management and HR systems

► Commenced a major re-engineering of our internal IT systems

► Made progress rationalising our customer products and platforms

► Commenced a centrally led programme to achieve ongoing cost-saving and simplification benefits

► Changed Gen-i and Retail service channels to improve service delivery for business customers

► Initiated major portfolio shifts and partnerships in the Gen-i business to focus more on mobility, data and Cloud services

► Adjusted New Zealand business structure with customer-facing business units underpinned by a network business



SHIFTS IN THE GEN-i BUSINESS TO FOCUS MORE ON MOBILITY, DATA AND CLOUD SERVICES

SIMPLIFY

IN FY14 WE WILL:

► Maintain a disciplined approach to capital management

► Advance the centrally led programme driving cost-saving and business simplification

► Progress the re-engineering programme of internal IT infrastructure

► Further streamline and simplify our product offers

Win
Key Markets

WE AIM TO:

▸ Maximise opportunities from the major shifts in industry structure resulting from Government fibre investment, industry mergers and acquisitions and continued evolution of IP applications and services

▸ Deliver a granular and focused market strategy by creating a competitive multi-brand capability to win key future markets while optimising value of existing markets

▸ Realign resources, sales and marketing approach to step-shift performance in key markets

▸ Support the market strategy with leading data network capability, products and processes at the lowest cost per gigabyte



IN FY13 WE:

▸ Moved to a daily sales rhythm to sharpen focus on what it takes to win each day in a fast-moving and competitive market

▸ Increased our focus on market share ahead of short-term financial returns, resulting in increased share in mobile and share held in broadband

▸ Launched new Ultra broadband category featuring Fibre and VDSL products

▸ Started the next generation mobile 4G LTE network development

▸ Increased the targeting and differentiation of our brands, particularly to key market segments such as young urban customers

▸ Commenced delivery of Optical Transport Network (OTN) to upgrade core network

▸ Won contract to be IT partner in the Government's Network for Learning project

▸ Re-launched Business Hubs to offer improved service to Telecom's business customers

4G
STARTED 4G LTE NETWORK DEVELOPMENT

KEY MARKETS

IN FY14 WE WILL:

▸ Continue to reinvigorate all Telecom brands in their respective markets

▸ Increase focus even more on mobile revenue share

▸ Accelerate rollout of 4G LTE and Wi-Fi networks

▸ Leverage the opportunities provided by the Government-sponsored UFB and RBI rollouts

▸ Advance the OTN delivery to underpin our data backbone

Win
the Future

WE AIM TO:

▸ Earn new revenues and margins by investing in and winning key future markets in Cloud, network delivered services, digital services & mobile commerce

▸ Build market leadership, brand preference and revenues through demonstrating the benefits of our technology and services to distinct customer segments

▸ Ensure success through committed substantive resourcing and an open approach to build, buy and partner options that balance execution risk and cost with agility and speed



IN FY13 WE:

▸ Purchased Revera, one of the market leaders in Cloud computing

▸ Established Telecom Digital Ventures team to generate new business opportunities

▸ Formed arrangement with Coliseum Sports Media to provide internet coverage of England's Barclays Premier League football to Telecom customers on preferred terms

▸ Increased data centre capability, including opening a new data centre in Christchurch in August 2013

▸ Took the lead on a proposed new trans-Tasman cable joint venture



BARCLAYS PREMIER LEAGUE ARRANGEMENT WITH COLISEUM SPORTS MEDIA

THE FUTURE

IN FY14 WE WILL:

▸ Move Telecom Digital Ventures workstreams towards a portfolio of new products and services

▸ Consider other online content-delivered services following Barclays Premier League arrangement

▸ Invest appropriately during the Government's intended auction for 700MHz spectrum to support 4G LTE rollout

▸ Expand our data centre capability further in key centres

Chairman & CEO's report



Mark Verbiest CHAIRMAN



Simon Moutter CEO

Dear Shareholder

There is no doubt the last year has been one of continued and profound change for Telecom and our wider industry.

It was a year in which Telecom made some deliberate calls: to grow share in the mobile market, hold share in the broadband market, refocus the Gen-i business services portfolio and significantly reduce our operating costs.

We were conscious these decisions would likely have a negative impact on short-term operating revenues and margins and incur a substantial restructuring charge. This has been reflected in the financial results. However, we believe they have enhanced Telecom's position for the longer term, by strengthening our customer base and improving our cost competitiveness.

There is more hard work to come in FY14; however, we remain committed to a major strategic reset aimed at improving Telecom's performance and building a platform for longer-term growth.

We have put key foundations in place. We have articulated an ambition to be a growing New Zealand company, winning by customers choosing us to connect them at the 'speed of life'. This is underpinned by four strategic priorities: 'Revolutionise Customer Experiences', 'Simplify the Business', 'Win Key Markets', and 'Win the Future'. We have assembled a high-calibre team to lead our passionate and talented people.

While good progress has been made, especially on the cost side, we are realistic about the performance improvements that must be achieved. It is not just about becoming (and remaining) more cost competitive and continuing to demonstrate disciplined fiscal management in an industry now in perpetual change, Telecom must also look to retain customers through value propositions beyond price and invest carefully in potential revenue growth areas.

Success will not be achieved in a single year, or through any single initiative. It will require a relentless, disciplined and focused execution of our strategy, one success at a time.

Financial results

The 2013 financial year results for Telecom saw net earnings after tax for continuing operations of NZ$238 million, compared with NZ$311 million in FY12.

We note that making full year to year financial comparisons is complicated by the Chorus demerger in December 2011, impacting the FY12 financial results.

Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) from continuing operations decreased by 14.6% to NZ$922 million in FY13. EBITDA[1] includes the one-off restructuring cost of NZ$127 million incurred as part of a major focus on cost reduction, NZ$15 million of insurance proceeds and NZ$9 million of residual costs associated with the Canterbury earthquakes. Adjusted EBITDA was NZ$1,043 million, compared with NZ$1,048 million in FY12, a decrease of 0.5%.

Total capital expenditure was down 11.9% to NZ$465 million as FY12 included Chorus-related capital expenditure of approximately NZ$136 million. Capital expenditure for continuing operations increased 18.6% due to investment of NZ$54 million on 3G mobile spectrum, initial re-engineering expenditure of NZ$25 million and early investment in the new Optical Transport Network (OTN) of NZ$33 million.

Total adjusted operating revenues and other gains for FY13 declined 8.1% to NZ$4,174 million, with much of this attributable to a decline in fixed line revenues. There was a 4.7% decline in the number of Retail and Gen-i fixed access lines from 1.049 million in FY12 to 1.000 million at the end of FY13. The decline in retail fixed access lines reduced significantly following the strategic decision in September 2012 to hold broadband market share. Broadband connections rose 4.8% to 649,000, from 619,000 in FY12, but broadband revenues declined 15% as we reset prices to be more competitive.

Total mobile connections decreased 10.6% from 2.031 million in FY12 to 1.815 million at the end of FY13, impacted by the closure of the CDMA network in July 2012. There were 92,000 new connections in the second half of the financial year. Mobile service revenues grew 3.5% on the back of increased data usage and smartphone penetration.

A second half dividend of 8.0 cents per share has produced a combined annual dividend of 16.0 cents per share, which remains a strong yield.

The most significant financial challenge in recent years has been seeking to offset revenue decline in our fixed voice and data business with equivalent cost reduction and growth in other business areas.

The data and mobility revolution

The global and local operating environment provides context for our results. In recent years, we've seen extraordinary growth in the demand for, creation of, and accessibility to, information. This is changing consumer behaviour and disrupting commercial models at an unprecedented rate.

There are a growing number of 'over-the-top' (OTT) players offering services and applications delivered over existing telecommunications networks and the internet. The quality of network connectivity continues to improve, accelerating the take-up of online or 'Cloud-based' services.

This is all driving an explosive growth in demand for data connectivity with, 'anywhere, anytime' being the new customer expectation. Information, be it communications, entertainment or IT, is now practically all digital. A world in which demand for information is measured in gigabytes means data is now central to our business. The challenge is to monetise that demand by making gigabytes and digital services the centre of our revenue structure.

In New Zealand there have been significant industry developments. The separation of Chorus from Telecom is complete. There are Government-sponsored rollouts of large networks, in Ultra Fast Broadband (UFB) and the Rural Broadband Initiative (RBI). Vodafone has merged with TelstraClear to create a full-service operator backed by a global brand. New generation technologies, such as 4G LTE, Wi-Fi, Fibre and VDSL are rapidly emerging and being deployed.

Meanwhile, within Telecom a combination of complex platforms, legacy products, higher operating costs and a lack of agility has been holding us back.

Taken together, these formed an imperative for bold action. We faced a choice; to settle for being a 'dumb pipe' business that other companies use to deliver profitable services, or to become a growing New Zealand company, delivering communication, entertainment and IT services over our networks and the Cloud to meet the current and future needs of our customers.

We've embarked on the latter approach. It won't be easy, and it's going to take a concerted and disciplined effort over several years, but we believe this is the right long-term strategic path to build a more valuable company for our shareholders and contribute to a better future for New Zealand.

Given the operating environment, Telecom needed to take swift and bold action to become more competitive and reduce costs. During the year we made tough decisions about labour costs, remuneration and performance. By 30 June 2013, we had a total of 6,622 full-time equivalent employees, a reduction of 16.2% from the beginning of the year, and of 12.1% from 31 December 2012. This included a combination of natural attrition, divestments and redundancies, partially offset by the addition of 151 Revera staff following its acquisition in May 2013.

We also looked closely at internal processes that weren't delivering the right outcomes. Most notably, we've streamlined a cumbersome performance management system and right-sized an organisation-wide short-term incentive pay scheme.

---

1 EBITDA and Adjusted EBITDA are non-GAAP measures and are not comparable to the IFRS measure of net earnings.
See the **Performance** section for details of non-GAAP measures and reconciliations.

WE KNOW WE MUST BECOME AND REMAIN MORE COMPETITIVE

The rationale for the changes made to date, and for further changes, is undeniable. We know we must become and remain more competitive and we must continue to simplify and speed up our business to succeed in the long term. We applaud our staff for being up for the challenge and acknowledge that these hard decisions have incurred an emotional and financial toll.

Operating Overview

Operationally, we started the year with two big objectives: to grow our share of the mobile market revenues and to stabilise our market share of fixed line broadband. We've delivered on both.

On the back of sharper marketing and pricing, greater focus on customer service and a growing appreciation of the quality of the Telecom smartphone network, the number of mobile connections has grown significantly since the CDMA network closed in July 2012.

In the competitive fixed line broadband market we have held our market share at approximately 48% following several years of decline. Market share is important for providing better economies of scale and a platform for delivering customer services. Our decision to fight for market share came at a cost of reduced operating margins, but we are not intending to compete solely on price. We will invest judiciously in network performance, customer service and content. We want customers to have more reasons to value data services from Telecom.

We also invested in new self-service and education vehicles for customers. These included Telecommunity, an online site where customers can share helpful information and solve problems, and the 'Tech in a Sec' TV and online series of videos with helpful hints on a wide range of topics.

In late 2012 we took steps to resolve high data roaming costs by introducing modestly-priced daily flat-rate plans for Telecom customers travelling overseas.

We implemented major portfolio changes within our Gen-i business to develop a stronger market proposition. This included the acquisition in May 2013 of Revera, a market leader in Infrastructure as a Service (IaaS) and data hosting services. Gen-i's capabilities are being further boosted through a new Christchurch data centre, opened in August 2013, and plans to build a top-tier data centre in Auckland.

During the year we adjusted the structure of our New Zealand business into two main customer-facing business units (Gen-i and Retail) supported by a network-operating unit called Telecom Connect. In addition, we formed Telecom Digital Ventures, to act as an in-house 'incubator', focusing on developing new business opportunities.

In Australia, we also made portfolio shifts, rationalising our Gen-i Australia business to focus on trans-Tasman clients, while AAPT continued to focus on wholesale and business customers. By the end of FY14 we expect to have a clear strategic pathway for our Australian business.

FY13 saw a stable and united Board, with a diverse range of skills and a collective focus on long-term shareholder value and fiscal discipline. The Board is fully committed to the new strategic direction of Telecom and the leadership team responsible for implementing this strategy.

The Board was pleased when Simon Moutter returned to Telecom in August 2012 after a successful period leading the transformation of Auckland International Airport. The Board would also like to take this opportunity to thank Chris Quin for his leadership of Telecom as Acting CEO for several months before Simon's arrival.

The year ahead

If the last year was one of significant change, the year ahead will be more of the same. The market in which Telecom operates continues to evolve. Our business must continue to change at pace and focus relentlessly on our four strategic priorities.

In particular, we will target: a market-leading position in the mobile market; ensuring we are competitive on costs; and improving the relevance of our marketing efforts, especially in key segments such as young urban customers.

We will retain a disciplined approach to capital management and will continue to reduce variable costs and simplify the business. This will – in part – involve a significant re-engineering programme led by Telecom Connect aimed at rationalising our internal IT infrastructure. In addition, there will be a centrally led programme looking across the business at simplification opportunities.

Telecom's total planned capital expenditure programme of around NZ$400-500 million for FY14 will focus on investment in our networks and on the re-engineering of our systems. Key projects include the rollout of 4G LTE services and a new Optical Transport Network that will deliver transmission speeds of up to 100Gbps on our core national fibre network.

Subject to no adverse change in operating outlook we expect to pay a dividend of 16 cents per share for FY14.

Later this year, the Government intends to auction the 700 MHz band spectrum for mobile services and Telecom will be looking to invest appropriately. Any amount required to be paid in FY14 for this spectrum, should Telecom be successful in the auction, would be in addition to the capital expenditure programme outlined above. The 700 MHz band is an important resource if New Zealand is to make the most of 4G LTE technology. In particular, our ongoing and historically strong commitment to rural New Zealand will be strengthened through use of the 700 MHz spectrum, as it enables better economics of coverage in less populous areas.

We will continue to work closely with central and local governments, especially given the ever-increasing role of telecommunications as a catalyst of economic and social development. In particular, we recognise, through the work of the Telecom Foundation and our involvement with the 'Network for Learning', the important link between technology and better education outcomes.

We have also been involved in other community activities, including Telecom staff continuing to generously contribute to their own communities with more than 30% of staff taking leave for volunteering activities and more than 25% participating in our payroll giving scheme during the year.

Closing comments

In reflecting on the year, we firmly believe Telecom has put itself 'back in the game'. We're building up pace. We have a plan and a committed team in place. But much of the hard work is yet to come. There is a long way to go to achieve our ambitions. The judge of our efforts will be our customers and our shareholders.

Experience around the world has shown these sorts of transitions can typically take several years to get onto a growth trajectory. We must continue to focus on being competitive, fiscally disciplined, and on providing services that our customers will value.

Creating a new Telecom will not happen without commitment, strong execution and decisive action, sustained over a long period of time. But we are determined to become the Telecom that our customers and shareholders want and expect us to be.

Mark Verbiest
CHAIRMAN

Simon Moutter
CEO

Board of Directors



Top row LEFT TO RIGHT: Mark Verbiest, Simon Moutter, Kevin Roberts and Maury Leyland.
Bottom row LEFT TO RIGHT: Paul Berriman, Justine Smyth, Murray Horn and Charles Sitch.

Mark Verbiest LLB; MInstD, Chairman

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011 and last re-elected at the 2012 Annual Meeting.

BOARD COMMITTEES Chair of the Nominations and Corporate Governance Committee and a member of the Human Resources and Compensation Committee.

Mark is Chairman of Transpower New Zealand Limited, Willis Bond Capital Partners Limited and Willis Bond General Partner Limited, a director of Freightways Limited, a board member of the Financial Markets Authority, Chairman of the Aspiring Foundation Trust and a trustee for the NZ International Festival of the Arts Trust. He is also a consultant to law firm Simpson Grierson. He was a member of Telecom's senior executive team from late 2000 through to June 2008 as Group General Counsel and executive responsible for Telecom International and Yellow Pages Group (prior to its sale) and, prior to 2000, a senior partner in Simpson Grierson, specialising in mergers and acquisitions and securities, competition and utilities-related law. Mark has a law degree from Victoria University of Wellington.

Paul Berriman BSc (Electroacoustics); MBA; FHKIoD; MIOA; CEng

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011 and last re-elected at the 2012 Annual Meeting.

BOARD COMMITTEES Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Paul is the Chief Technology Officer of the HKT Trust, the telecommunications arm of PCCW, which was spun off and listed in November 2011 and is Hong Kong's largest telecommunications company. Prior to the spin-off, he was Chief Technology Officer of PCCW Group and he continues to lead the group's product and technology roadmap and strategic developments. He has over 25 years of experience in telecommunications, especially in IPTV, mobile TV, media convergence and quadruple-play. Prior to joining PCCW in 2002

as Senior Vice President, Strategy and Marketing, he was Managing Director of management consultancy Arthur D. Little in Hong Kong and was involved in telecommunications consultancy projects globally. Previously he also held executive, technical, engineering and operations management roles in Reuters and several major Hong Kong service providers, including the Hong Kong Telephone Company and Hong Kong Telecom CSL. He holds a Bachelor of Science in Electroacoustics from the University of Salford in the United Kingdom, and a Master of Business Administration from the University of Hong Kong. He is a Chartered Engineer, formerly a member of Intel's Communications Board of Advisors and was a member of the board of directors of the International Engineering Consortium. He has been a fellow of the Hong Kong Institute of Directors since 1997 and has been a member of Hong Kong Telecom Regulator, OFTA's Technical Standards Advisory Committee for over 12 years.

Murray Horn PhD (Harvard University); MCom (First Class Hons); BCom, CNZM

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 July 2007 and last re-elected at the 2011 Annual Meeting.

BOARD COMMITTEES Chair of the Audit and Risk Management Committee and a member of the Nominations and Corporate Governance Committee.

Murray chairs the Government's National Health Board, the New Zealand Health Innovation Hub, Wynyard Group Limited and Marisco Properties Limited and previously held a number of senior executive roles with ANZ Banking Group, including leading the Group's New Zealand operations. He was Secretary to the New Zealand Treasury and has served on a number of boards, including the New Zealand Tourism Board. He has represented New Zealand at the OECD, as a governor at the World Bank and as an alternate director at the International Monetary Fund.

Murray received his doctorate from Harvard University in 1989 and has been awarded a number of academic honours in both New Zealand and the United States.

Murray was awarded a Companion of the New Zealand Order of Merit (CNZM) in the 2013 Queen's Birthday Honours.

Maury Leyland BE (Hons); FIPENZ; MInstD

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Member of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee.

Maury has been a senior executive at Fonterra since 2005 and is currently Group Director Strategy. Previous roles within Fonterra have included Programme Director of a major transformation programme, General Manager New Zealand Logistics and Associate Director Strategy and Growth. Prior to joining Fonterra she spent nine years with the Boston Consulting Group as a strategy consultant working with large companies in New Zealand and Australia. Maury was previously a director at Transpower New Zealand Limited. She was also a member of both the design and sailing team for Team New Zealand during the successful 1995 America's Cup campaign in San Diego. Maury is also a member of the Advisory Board for the Department of Engineering Science at the University of Auckland. Maury has a Bachelor of Engineering in Engineering Science, First Class Honours from Auckland University.

Kevin Roberts CNZM

NON-EXECUTIVE DIRECTOR, NOT INDEPENDENT

TERM OF OFFICE Appointed director 28 August 2008 and last re-elected at the 2011 Annual Meeting.

BOARD COMMITTEES Member of the Nominations and Corporate Governance Committee and the Human Resources and Compensation Committee.

Kevin has extensive international experience in brand, marketing and customer satisfaction and is CEO for Saatchi & Saatchi Worldwide.

He is a member of the Directoire of Publicis Groupe. He is an honorary professor of Innovation and Creativity at the University of Auckland Business School and an honorary professor of creative leadership at Lancaster University. He is a private sector ambassador to the New Zealand/United States Council and in 2006 was appointed chairman of the USA Rugby Board. Previously, Kevin held senior management and marketing positions with Procter & Gamble, Pepsi-Cola and Lion Nathan. He has undertaken pro-bono work for the Antarctic Heritage Trust, co-founded New Zealand Edge and served on the New Zealand Rugby Football Union Board. Kevin is also a trustee of the Turn Your Life Around Trust. He has been awarded honorary doctorates by the University of Waikato, the International University of Geneva, the Peruvian University of Applied Sciences in Lima and Lancaster University.

Kevin was awarded a Companion of the New Zealand Order of Merit (CNZM) in the 2013 Queen's Birthday Honours.

Charles Sitch MBA, LLB, BCom, GAICD

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Charles retired from the international management consulting firm McKinsey & Company in 2010. He joined McKinsey & Company in 1987 and in 2000 became a senior director, primarily working with CEOs and boards on strategy and operations turnarounds. His practice had focused on telecommunications, consumer services, retail, banking, travel and entertainment. Since 2006 he has been involved in various new business ventures. He is a member of the board of Trinity College at Melbourne University and the Robin Boyd Foundation and a committee member of the Melbourne Cricket Club. He was previously an advisory director of Bkk Partners, an investment bank. Charles holds an MBA from Columbia Business School and an LLB, BCom from Melbourne University.

Justine Smyth BCom; CA; NZICA

NON-EXECUTIVE DIRECTOR, INDEPENDENT

TERM OF OFFICE Appointed director 1 December 2011.

BOARD COMMITTEES Chair of the Human Resources and Compensation Committee and a member of the Audit and Risk Management Committee and the Nominations and Corporate Governance Committee.

Justine is a director of Auckland International Airport Limited, a board member of the Financial Markets Authority, Chair of the New Zealand Breast Cancer Foundation and a former Deputy Chair of New Zealand Post Limited. She is also Owner and Executive Director of a manufacturing and wholesale clothing company. Justine is a former Chair of the Finance Audit, Investment & Risk sub-committee of New Zealand Post Limited and her background includes being Group Finance Director of Lion Nathan Limited and former partner of Deloitte. She has experience in governance, mergers & acquisitions, taxation and financial performance of large corporate enterprises and the acquisition, ownership, management and sale of small and medium enterprises.

Simon Moutter ME, BSc

EXECUTIVE DIRECTOR, NOT-INDEPENDENT

TERM OF OFFICE Appointed Executive Director and Chief Executive 13 August 2012, and elected at the 2012 Annual Meeting.

BOARD COMMITTEES – none

See **Leadership Team** for information on Simon Moutter.

Leadership Team

Members of the Leadership Team are as follows:



Simon Moutter ▲ CENTRE

CEO, TELECOM NEW ZEALAND

Simon Moutter returned to Telecom in August 2012. As CEO he is responsible for the overall leadership and strategic direction of the Company that provides mobile, broadband and IT services to more than two million New Zealanders every day. Simon spent nearly 15 years in the energy sector where he worked in various senior positions, including CEO of Powerco Limited and Station Manager at the New Plymouth Power Station. He also ran his own engineering consultancy and contracting company before first joining Telecom in 1999. After nine years' service Simon left in 2008 to lead the successful transformation of Auckland Airport as Chief Executive before returning to Telecom in 2012. He has a Bachelor of Science, majoring in Physics, from Massey University, and a Masters in Electrical Engineering from Canterbury University.



David Havercroft ▲ RIGHT

CHIEF OPERATING OFFICER

David Havercroft joined Telecom in October 2009. David has almost 30 years' experience in the telecommunications industry, with executive roles at BT and Cable & Wireless; and at PwC and IBM. David has a proven record in leading complex business and information technology transformation programmes with particular focus on strategic partnerships. He has led major change programmes focused on growth and efficiency, rollouts and insourced and outsourced operations. Whilst at IBM Asia Pacific, David led the transformation outsourcing approach for Bharti Televentures (India), overseeing hyper-growth from three million to over 45 million customers. In his last role at IBM, David was responsible for the delivery of strategic outsourcing for telecommunications clients for IBM in Asia Pacific. He has a Bachelor of Arts with Honours, majoring in Economics.



Jolie Hodson ▲ RIGHT

CHIEF FINANCIAL OFFICER

Jolie Hodson joined Telecom in June 2013. Jolie is responsible for the financial direction for the Group. She has worked for the past 12 years with the Lion group, Australasia's largest beverages group. Most recently she was Finance Director of the Beer, Spirits & Wine Australia division – Lion's largest business unit. Before joining Lion in 2000, Jolie spent eight years with Deloitte's audit division based in Auckland, rising to Senior Audit Manager. She gained a Bachelor of Commerce from the University of Auckland and has attended the Strategic Management Programme at Sydney's Macquarie Graduate School of Management.



Joe McCollum ▲ LEFT

GROUP HR DIRECTOR

Joe McCollum joined Telecom in November 2012. Joe has over 30 years' international experience in HR and is notable for transformational HR initiatives at companies undergoing significant change. In the 1970s Joe worked in Saudi Arabia for a large hospital company before working for Pepsi in Cyprus and then in New York. He obtained an MSc in Business Studies from Columbia University and then moved to New Zealand/Australia in 1989 as HR Director for Lion Nathan. In 1997 he returned to the United Kingdom to become worldwide HR Director for ICI, a global company with 65,000 employees. He joined Misys in 1999, a global software company recognised as a world leader. In 2004 he joined EMI and managed through its sale to a private-equity company before joining DMGT in 2008. He returned to New Zealand in 2012.



Tim Miles ▲ CENTRE

CEO, GEN-I

Tim Miles joined Telecom in February 2013. He leads a team of people responsible for delivering ICT solutions to corporate, government and business clients across New Zealand and Australia. Tim started his ICT career in New Zealand with IBM, and later joined Data General Corporation, rising to Director of Marketing – Asia Pacific. From 1994 until 2001 he was with Unisys in various roles, including MD New Zealand and Vice President for Unisys' worldwide telecommunications business. In 2001 Tim joined the Vodafone group. He was CEO of Vodafone NZ for four years, then moved to the United Kingdom as CEO of Vodafone UK and then Group Chief Technology Officer, Vodafone plc. In late 2006 Tim returned to New Zealand.

He was Managing Director of PGG Wrightson until October 2010 and has since been involved in a number of industry and not-for-profit organisations. He has a Bachelor of Arts from Victoria University.



Chris Quin ▲ RIGHT

CEO, RETAIL

Chris Quin joined Telecom in 1991. He was appointed CEO of Retail in October 2012. He is accountable for the company's Consumer and SME markets, which deliver around half of Telecom's revenue and earnings. The Retail team delivers service to nearly 2 million customers across Fixed, Mobile and Hosted Services. Chris has been a member of the Telecom Leadership Team since 2008. During 2012 he spent three months as Acting CEO of Telecom and from 2008-2012 was CEO of Gen-i Australasia. Before joining Telecom he was CFO for Mitel and a financial accountant at Orica. Chris is Chairman of business incubator, The Icehouse and is active in the ICT industry. In July 2010 Chris was the recipient of an Emerging Leader Award at the annual Sir Peter Blake Leadership Awards, in recognition of his leadership achievements and community contribution. He also received the Chairman's Award at the 2010 TUANZ Innovation Awards. He has a BCA from Victoria University.



Rod Snodgrass ▲ RIGHT

CEO, TELECOM DIGITAL VENTURES

Rod Snodgrass joined Telecom in 1998. He is CEO of Telecom Digital Ventures, a business unit formed in early 2013 to build new businesses and revenues from services that deliver new digital life experiences to consumers. Rod has a significant amount of technology and innovation experience. He has a strong background in internet, broadband and mobility, including with Ericsson Cellular, as well as running Xtra and the Fixed Line division in Telecom and a stint as Telecom Group Strategy Director. Most recently he was Chief Product Officer. Rod brings industry knowledge and expertise from being on the Mobile World Capital Advisory Board, Telco Futures Forum and Southern Cross Cables Board and previously on the boards of The Icehouse, TMT Ventures, 3 Australia, XtraMSN and Yahoo!Xtra amongst others. Rod has a BCA from Victoria University and is a New Zealand Chartered Accountant.



David Yuile ▲ LEFT

CEO, AAPT

David Yuile is a business leader with a 25-year proven record working with blue chip and private equity finance companies. David's strategic skills and knowledge assisted in the introduction of sustainable business practices in a competitive and ever-changing market. David was the former Chief Operating Officer at AAPT and held various roles prior to joining the organisation, including Director of Networks at PowerTel, Chief Executive Officer of 90 East and co-founder of Sales Technology which he sold to NASDAQ-listed provider Interliant. David is a dedicated supporter of start-ups and technological innovation in Australia and sits on the advisory board for San Francisco-based technology start-up Framehawk. David holds a Bachelor of Engineering (Hons) degree from the University of Glasgow.

Members of the Leadership Team who ceased to be employed by Telecom during FY13.

Tristan Gilbertson

GROUP GENERAL COUNSEL AND COMPANY SECRETARY

Ceased to be employed by Telecom effective 2 November 2012.

Alan Gourdie

CEO RETAIL

Ceased to be employed by Telecom effective 31 October 2012.

Nick Olson

CHIEF FINANCIAL OFFICER

Ceased to be employed by Telecom effective 18 March 2013.

Jan O'Neill

GROUP HR DIRECTOR

Ceased to be employed by Telecom effective 30 November 2012.

Overview

This annual report will be filed with the United States Securities and Exchange Commission on Form 20-F and is divided into four sections:

1. **OUR COMPANY |** Our company provides an overview of the current operating units of Telecom, the current regulatory environment and other aspects of Telecom, including resources and corporate responsibility.

2. **PERFORMANCE |** Performance gives an overview of Telecom's financial results, as well as the results of Telecom's current operating units. It also contains Telecom's consolidated financial statements for FY13, as well as an assessment of risk factors that could affect the Group's performance.

3. **GOVERNANCE |** Governance presents corporate governance at Telecom and provides remuneration information.

4. **DISCLOSURES |** Disclosures provides additional information required by New Zealand company law, the NZX and ASX Listing Rules and additional United States SEC Form 20-F annual report (Form 20-F) requirements.

When used in this annual report, references to the 'Company' are references to Telecom Corporation of New Zealand Limited. References to 'Telecom' are to Telecom Corporation of New Zealand Limited, together with its subsidiaries and its interests in associates.

All references to financial years (eg, FY13, FY12, and FY11) in this annual report are to the financial year ended 30 June. Certain information required by the Form 20-F requirements is contained in Telecom's FY13 consolidated financial statements, which are included in this annual report. Information required to be stated as at the most recent practicable date, is stated as at 12 August 2013 unless expressly stated otherwise. References to notes are references to notes to the consolidated financial statements.

References to US$, USD or US dollars are to United States dollars, references to A$ and AUD are to Australian dollars and references to NZ$ and NZD are to New Zealand dollars.

References to Telecom's WCDMA mobile network or the Smartphone Network are to Telecom's 3G wideband 850MHz/2100MHz mobile network, which was launched in 2009.

References to Telecom's 4G LTE network are to Telecom's 4G mobile network, which will initially operate on Telecom's 1800MHz spectrum with capacity and coverage expansions planned on 2600MHz and 700MHz spectrum as it becomes available through the New Zealand Government auction of spectrum anticipated to be in 2014.

Any references to documents and information included on external websites, including Telecom's website, are provided for convenience alone and none of the documents or other information on those websites is incorporated by reference in this annual report. Reference to legislation is to New Zealand legislation and the Government is to the New Zealand Government, unless specifically stated otherwise. See **Glossary** for other definitions.

Information on the demerger, which was effective 1 December 2011, can be found in the Scheme Booklet dated 13 September 2011 and the Telecom Annual Report 2012, which are available on Telecom's website at http://investor.telecom.co.nz, and the NZX and ASX websites.

Business operations

History and development

Telecom Corporation of New Zealand Limited was established on 24 February 1987 as a company with limited liability. It is now incorporated under the Companies Act 1993 and is domiciled in New Zealand.

Telecom is the largest provider of telecommunications and IT services in New Zealand by revenue, customers and assets, offering a comprehensive range of products and services to consumer and business customers.

Significant milestones include:

- In 1999 Telecom acquired AAPT in Australia to expand further into the Australian telecommunications market;

- In 2004 Telecom acquired IT service companies Gen-i and Computerland to extend its IT services capabilities. Together, Gen-i and Computerland were jointly integrated into Telecom in late 2005 and now comprise a business division offering information, communication and technology (ICT) services under the Gen-i brand in both New Zealand and Australia;

- In 2007 Telecom sold its directories business, Yellow Pages Group and acquired PowerTel, an Australian fixed network infrastructure provider focused on the business and wholesale markets, which was integrated into AAPT;

- In 2008 Telecom implemented the operational separation of its business units, in accordance with undertakings finalised following the 2006 amendments to the Telecommunications Act 2001;

- In September 2010 Telecom sold AAPT's consumer division, with AAPT focusing on the business and wholesale segments of the Australian telecommunications market;

- In May 2011 Chorus was selected by Crown Fibre Holdings (CFH) as the cornerstone partner in the Government's ultra-fast broadband (UFB) initiative;

- On 1 December 2011 Chorus and some parts of Telecom Wholesale were demerged from Telecom; and

- In May 2013 Telecom acquired Revera Limited, one of the market leaders in New Zealand for Infrastructure as a Service and Cloud hosting services and a major supplier to the Government.

Telecom's products are founded upon providing connectivity to customers for local access, calling, broadband and data services on both Telecom's PSTN fixed line network, as well as Telecom's mobile network. These are supported by other offerings, including the provision of converged ICT solutions by Gen-i.

Telecom's significant subsidiary and associate companies as at 30 June 2013 are set out in notes 29 and 30 to the financial statements.

The following diagram sets out the significant transactions for Telecom over recent years.



Demerger

With effect from 1 December 2011, Telecom separated into two entirely separate, publicly listed companies (the demerger), being:

(1) Telecom, a provider of telecommunications services and IT services; and

(2) Chorus Limited (Chorus), a network services operator.

Following the demerger Telecom has retained ownership of the mobile network assets, the Public Switched Telephone Network (PSTN), telecommunications network equipment, the national transport network, international submarine cables and spectrum associated with the supply of mobile services; while Chorus owns passive copper and fibre network assets, access electronics, a significant majority of the telephone exchange buildings and most transport radio towers and spectrum licences associated with radio products and services. Telecom is reliant on Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to Telecom's fibre cables, access to shared information technology processes and systems owned by Chorus, agency services for the representation of some of Telecom's wholesale products and transitional services in relation to certain property, building, facilities and site management. Chorus is reliant on Telecom for the provision of certain IT systems, services and telecommunications equipment to enable the delivery of its products and services to customers. These sharing arrangements are regulated under the Telecommunications Amendment Act 2011, including that they are required to be documented and at arm's length terms, and are subject to Commerce Commission scrutiny.

Operating environment

Telecom is a participant in the New Zealand and Australian telecommunications and information technology industries. Broadly, the telecommunications industry can be defined as fixed and mobile calling, messaging and managed and unmanaged data services. These products are delivered across a variety of platforms. Owing to the changing nature of the underlying technologies involved, the telecommunications industry is developing significant overlaps with other previously distinct industries, such as IT services, entertainment, and information services (for example, search classifieds, online trading and display).

The telecommunications industry in New Zealand and internationally is shifting progressively from a copper network base to a fibre network base to facilitate the anticipated growth in high volume, data-intensive communications services. The Government's UFB initiative is designed to support this shift by assisting investment in the building of certain fibre access network assets in New Zealand. While the timing and rate of uptake of New Zealand's fibre network cannot be predicted with certainty, it is likely that over time consumer demand will shift from copper-based services to higher specification fibre-based services, in order to benefit from their higher data speeds.

While New Zealand and Australia have similar demographics, there are key differences in terms of industry structure, regulation, competition, customers, the underlying economy and long-term growth rates. These differences can be attributed partly to the larger size of the Australian market, the demographic mix of the Australian population and partly to the different approaches to regulation and privatisation in Australia and New Zealand.

Competition

While the fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced by incumbent telecommunications companies in mature markets, Telecom's position up to the demerger was unusual because major technology and regulatory changes were happening simultaneously. Following the demerger Telecom competes on a similar regulatory footing with its market peers and is subject to less of the 'Telecom-specific' regulation (including Operational Separation Undertakings, price regulation, extensive capital investment to comply with regulated migration plans and costs associated with accounting separation) that existed prior to demerger.

Aside from Telecom, the principal players in the New Zealand telecommunications market are affiliates of large multinational corporations with substantial resources, such as Vodafone, and, increasingly, large IT service companies, such as HP and IBM. Vodafone this year acquired TelstraClear creating a combined business that competes with Telecom in fixed line access, calling and broadband and in mobile. The newly combined business has assets that include a mobile network, fibre backhaul, hybrid fibre-coaxial network in certain locations and an agreement with Telstra to continue to service trans-Tasman clients. It is expected that competition across sectors will continue to intensify, with the prospect of existing participants extending their activities. Smaller competitors in the telecommunications sector are also actively marketing alternative access and voice technologies to consumer and business customers with discounted price-based offers.

Competition in the mobile market continues to increase with three primary operators, Telecom, Vodafone and 2degrees and additional MVNOs offering services over existing mobile networks. In parallel, there continues to be aggressive retail price competition, with market participants offering bundles of fixed, mobile and data services in an effort to increase market share.

Telecom Wholesale continues to face increased competition in its market as further exchanges and cabinets are unbundled. Price-based competition continues to increase in the mass market, with copper-based services provided by several unbundled copper local loop (UCLL) players, which are targeting profitable metropolitan areas, such as Auckland and other New Zealand cities. Telecom is precluded under the Telecommunications Amendment Act from directly consuming UCLL, for three years post demerger (refer **New Zealand Regulation** for further details) which, together with the launch of Chorus' Baseband IP service, means that Telecom is competing for copper-based business against service providers in some areas that are currently able to purchase lower-cost inputs from Chorus to support their voice and broadband services.

While the Government's policy of telecommunications regulation has enabled several retail service providers to successfully enter the market, Telecom, as the incumbent, still remains the market leader (by connections) in most market segments, with the exception of the mobile market where Telecom is number two.

Telecom has a number of competitive advantages, including:

- **The number one or two positions in all core markets:** Telecom's financial performance is underpinned by its leading position in the New Zealand telecommunications sector, being the number one service provider in all market segments other than mobile, where Telecom is number two behind Vodafone, enabling unique and compelling converged customer propositions.

- **Strong brands with national presence:** the Telecom brand is well established and has high recognition amongst New Zealand consumers, has been the leading telecommunications company in New Zealand for many years. The strong Telecom brand helps ensure that the business maintains its strong market position as number one or number two telecommunications service provider.

- **Diversified and comprehensive product portfolio:** Telecom provides retail and wholesale products and services ranging from wholesale and international products to mass market voice and data.

- **Large scale, strategic assets:** Telecom owns significant large scale strategic telecommunications assets encompassing an all-3G mobile network, national backhaul networks and a 50% interest in the Southern Cross international cable connecting New Zealand with international markets. Telecom is continuing to invest in 4G capability.

Australian competitive environment

Telstra and Optus are AAPT's main competitors in the business and wholesale voice, data and internet markets. The local calling market remains dominated by Telstra, as it owns most of the Australian domestic local loop network until that network is decommissioned in the transition to the NBN. Interconnection with Telstra's access network is necessary for competitive carriers, including AAPT, to offer many telecommunications services and AAPT therefore relies on the Australian competition regulator to obtain access. There is significant competition in the provision of long-distance national and international voice and mobile telecommunications services and long-distance national and international data services to businesses. Price reductions, which have already been seen in the market for long-distance and local fixed line services, are expected to continue.

The telecommunications industry in Australia is undergoing a transformation owing to the commoditisation of the internet, with the focus shifting from providing defined end products to becoming a facilitator in the development of a range of new products. Manufacturers, content producers and companies with web-based operating models are entering the market. Australia is currently seeing high levels of investment in next generation broadband technologies.

The Australian market is seeing a decline in fixed line revenues as a result of increased reliance on VoIP-based and naked DSL platforms. Mobile subscription revenues are levelling off owing to saturation in the marketplace. Mobile subscriber rates are at 130%[1] with the second highest smartphone penetration rate in the world after Singapore. Data revenue is growing, driven by products such as ethernet and private IP in the business market. New revenue streams that are growing include unified communications[2] and cloud-based storage.

Customers

Telecom's ambition is to be a growing New Zealand company, winning by customers choosing us to connect them at the 'speed of life'. Telecom provides fixed, mobile and IT products and services to retail and wholesale customers having:

- Over 900,000 Retail fixed line residential and SME customers in New Zealand;

- 1.815 million mobile connections (consumer and business) in New Zealand;

- Over 850,000 Retail fixed and mobile internet and broadband customers in New Zealand;

- Around 70 wholesale customers in New Zealand, comprising mainly retail service providers;

- 200 international wholesale and retail providers across the world, in addition to providing outsourced international calling solutions for other telecommunications providers and mobile operators;

- Around 2,800 business clients across Australasia, using Gen-i's ICT services;

- Over 4,000 businesses connected with fibre; and

- Over 5,000 business and 300 wholesale customers in Australia, using AAPT's services.

Telecom now has the following customer-facing business units: Retail, Gen-i, AAPT and Wholesale and International (within the Connect business unit). Further details on their customers can be found within the respective business unit sections in the **Organisational Structure** section below.

---

1 http://www.budde.com.au/Research/Australia-Mobile-Communications-Statistics-and-Forecasts.html

2 Unified communications (UC) is the integration of real-time communication services, such as instant messaging (chat), presence information, telephony (including IP telephony), videoconferencing, data sharing (including web connected electronic whiteboards aka WBs or Interactive White Boards), call control and speech recognition with non-real-time communication services, such as unified messaging (integrated voicemail, email, SMS and fax). UC is not necessarily a single product but a set of products that provides a consistent unified user interface and user experience across multiple devices and media types. There have been attempts at creating a single product solution, however, the most popular solution is dependent on multiple products.

Details on Telecom's key telecommunications and IT service markets can be found in the **Industry and sub-sector outlook** section below.

Sales and marketing channels

Telecom utilises a number of key channels to deliver its range of products and services to customers. These include:

- Retail's network of more than 88 stores in New Zealand is made up of 32 Telecom-owned retail stores, as well as 56 dealer outlets dedicated to Telecom products and services. Included within the 56 dealer outlets are 29 Telecom business hubs in local regions around New Zealand to support customers with business communications needs. There are more than 400 points of presence in multi retailers, convenience channels and indirect dealers;

- Retail's digital platforms to communicate with its customers. Telecom's primary website, telecom.co.nz, receives over 997,000 unique visits every month and was revamped in FY13 to improve customer experience, particularly to make it easier for customers to research and buy mobile devices. Digital interaction continues to grow, both in terms of sales and support;

- Retail has 832 service representatives staffing its New Zealand-based sales and support helpdesks (either based in contact centres or as agents at home). Phones are answered 24 hours a day, every day of the year. Telecom also uses offshore customer support services to provide diversity and technical expertise to customers. Call centres remain an important channel for customer interaction and for inbound sales inquiries and frontline sales opportunities;

- Other important and developing channels for retail customer interaction are online channels, on-device service functions and social media. Customers are able to initiate a range of self-service functions on Telecom's website, as well as on their mobile devices. In late FY13, 'My Telecom' launched and there are currently 145,000 unique users;

- The initial call answering channel for 111 calls;

- Retail's focus on sharing advice and insights with small business customers via a new business model, social media and direct mail activities, while also participating in industry associations;

- Gen-i's direct client relationship model designed to foster long-term and sustained ICT relationships with clients. It appoints dedicated client teams to build and retain industry knowledge, simplify lines of communication and to offer clients expertise and accountability;

- Wholesale dealing direct with its retail service providers through its own sales and service channels but also having an arrangement with Chorus for a subset of services (including PSTN resale and legacy data services) where Chorus acts as its agent for the supply and operational support of these products. Commercial responsibilities are facilitated via the Wholesale Account Management team directly with our 'Agency' customers; and

- In Australia, AAPT wholesale focuses on developing alignment with key players in the market and building on existing relationships with strategic customers and partners by leveraging investment in next generation and extensive access networks. AAPT's business teams work directly with customers, and potential customers, to develop and satisfy their requirements by building tailored solutions

Industry trends and corporate strategy

The global telecommunications and IT industry continues to evolve rapidly, with the development of new technologies and sources of competition and further convergence with other industries. The manner in which communications, entertainment and IT services are consumed is fundamentally changing, thereby creating both opportunities and risks for existing business models in the telecommunications and IT sector.

The fundamental trends affecting the telecommunications and IT services markets in New Zealand are similar to those faced globally by incumbent telecommunications companies in mature markets and include:

- Rapid growth in usage of mobile, internet and data services;

- A growing preference for internet-enabled services in each of the mass market, SME and corporate sectors; and

- Globalisation of technology manufacturers and increased focus on open platform-enabled solutions.

In response to these market conditions, Telecom developed four strategic themes that will shift the Company to a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud. These are:

- Revolutionise Customer Experiences;

- Simplify the Business;

- Win Key Markets; and

- Win the Future.

Revolutionise Customer Experiences will deliver simple, effortless experiences that are demonstrably and consistently better than our competitors' and that generate extraordinary customer advocacy. This will be achieved by significant moves to digital self-service, improvements of customer interactions and leading clients' journey through thought leadership in the Corporate market.

Simplify the Business aims to radically simplify current platforms, products, offers, channels and supporting processes to immediately reduce cost and complexity and improve speed to market. New capabilities will be designed and built to support winning in key markets. There will be ongoing cost out and simplification through a centrally led and resourced process. Capital will be managed in a disciplined manner.

Win Key Markets aims to deliver a granular and focused market strategy by creating a competitive multi-brand (Gen-i, Telecom, Skinny, Revera) capability to win key future markets (mobile and data) while optimising the value of existing markets (fixed access and calling).

Win the Future will earn new revenues and margins by investing in and winning key future markets in Cloud or Network Delivered Services, Digital Services and Mobile Commerce.

Industry and sub-sector outlook

This section describes Telecom's share of the key markets in the New Zealand telecommunications and IT services industry in which Telecom competes and provides an overview of the market trends, competitive landscape and Telecom's performance.

Fixed Access & Calling



Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom's NZ Calling revenues (excl AAPT, Transits)



Source: Telecom FY13 Results

Fixed access and calling continues to be a significant market for Telecom, with the current market at approximately 59% of total access lines. As with other international markets, fixed access and calling within New Zealand is in decline, with intense price competition and usage moves to mobile and 'over the top' internet-based services, such as Skype. However, in New Zealand historically the rate of decline has been slower than many offshore markets as a result of free local calling being bundled with line rental, thereby retaining a large portion of the calling volume on the fixed line. As Telecom increases its focus on mobility it will investigate opportunities to proactively migrate fixed line customers to mobile solutions, while maintaining strong relationships with those who retain fixed products.

The acquisition of TelstraClear has increased Vodafone's market share and capabilities in the fixed market. Competition within the fixed line market remains intense, particularly in metropolitan and urban areas of New Zealand, with declines in the prices of access, calling and broadband bundles.

Broadband (fixed)



Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom's NZ Broadband revenues (excl AAPT)



Source: Telecom FY13 Results

The fixed broadband market continues to grow but connections growth is expected to slow in the next three to five years as broadband penetration in New Zealand approaches comparable levels to overseas markets. Fixed line data usage continues to rise rapidly.

Telecom's market strategy is to hold its current retail market share of approximately 48% by delivering competitive pricing and effortless customer experiences. Telecom's Retail business currently provides bundled offerings combining calling, broadband and fixed line rentals. As at 30 June 2013 more than 613,000 customers had signed up to these packages. Telecom will look to migrate the remaining 40% of the customers across to bundled packages in FY14. This market is where Telecom continues to see the highest level of competitive activity.

UFB is gradually being rolled out to 75% of the New Zealand market. In FY13, Telecom launched Ultra Fibre services, with further roll out of services, such as Voice over Fibre and VDSL planned in FY14.

Mobile (voice, SMS & data)

NZ Mobile Connections



Source: IDC NZ Telco Tracker for FY11 and FY12 and management estimates for FY13

Telecom's NZ Mobile ARPU



Source: Telecom FY13 Results

The New Zealand mobile market is growing at approximately 2% p.a., which is primarily driven by growth in mobile data and handset sales. The increase in mobile data usage has been driven by the increased uptake of smartphones. Monetising data growth will continue to be challenging for operators as Vodafone and 2degrees (the primary competitors) compete aggressively for growth in this market.

Telecom continues to focus on winning in the mobile market, with strong postpaid connection and data ARPU growth in FY13. WiFi and 4G LTE were trialled in FY13, with a commercial 4G LTE launch planned in FY14.

Telecom's mobile connections base (including Retail and Gen-i) decreased by 10.6% to 1.815 million connections at 30 June 2013 from 2.031 million connections at 30 June 2012. This decline is largely attributable to the closure of the CDMA network in July 2012 and associated loss of predominantly low value prepaid connections.

IT Services

The IT services market in New Zealand continues to grow, led by strong growth in cloud-based infrastructure and applications and the emergence of mobile-centric IT. Gen-i had approximately 13% of the New Zealand IT services market in FY13, making Gen-i the overall domestic market leader, as well as leader in the key markets of Hosting Infrastructure, Hosting Applications and Network Management.

Telecom's portfolio of IT services includes:

- Cloud computing services;
- Managed IT services;
- IT outsourcing;
- IT software and hardware procurement; and
- Professional services to assist organisations with business and technology investments.

These products are sold to corporate clients and government agencies, with a particular focus on network-centric ICT services that add value to our core telecommunications products.

Organisational structure

Telecom's organisational model is shown below. Management believes this structure supports the delivery of Telecom's four key strategic priorities and will enable the organisation to operate more effectively.



1   Formerly T&SS, Wholesale and International

The objective of this organisational model is to create a simplified and more balanced structure, consisting of:

- The existing customer units (Retail, Gen-i, AAPT), which are segment specific (ie, consumer, business and large enterprise) and are accountable for commercial innovation, customer experience and segment margin leadership and migration to new converged IP and fibre services;

- A centralised operational unit (Connect) intended to leverage scale and manage cost and capital expenditure across networks, IT platforms and the core network product portfolio. The operational unit aligns pricing and product management/strategy with the design, build and in-life operations of IT platforms and processes jointly targeting standardisation and simplification efficiency opportunities. Additionally, it services the Wholesale and International customer base;

- A centralised business dedicated to delivering new digital services (Digital Ventures), including the development and expansion of the Skinny mobile business; and

- A corporate centre which provides finance, communications, strategy, human resources, legal, regulatory and audit and risk management support for the Telecom business units.

Further detail on Telecom's primary business units is provided below. As the Connect business unit has only recently been established, the commentary and performance for this unit is focused on its sub-groups Technology and Shared Services, Wholesale and International.

Retail

Retail provides mass market products, services and support to consumer and small business customers. As a full service provider, Retail provides fixed line calling and access products, broadband, dial-up and online offerings, mobile voice, SMS/text, content and data services.

In FY13, Retail faced increased market competition, the CDMA network was shut down, and there was pressure on pricing and underlying operational costs. Retail made the strategic decision to hold share in broadband by being more competitive on price.

FY13 saw continued strong competitor activity at entry level price points. Retail continued to focus on maintaining ARPU by retaining its high-value existing base and remaining competitive at entry-level bundle price points, providing greater value to customers with multiple product holdings.

Retail advanced its major programmes, including a focus on creating effortless customer experiences (which has resulted in an improvement in customer satisfaction levels) a digitisation programme, delivering strong Subscriber Acquisition and Retention Cost (SARC) improvements, a review of the sale channel processes to align with how customers want to buy products and services and various other initiatives aimed at reducing costs.

Initiatives such as Live chat, 'Tech in a Sec', Telecommunity and MyTelecom were launched. These initiatives complemented a simplified product range.

FY13 saw the launch/trial of a number of key future technologies, such as WiFi, 4G LTE and Chorus-supplied Ultra Fibre.

In the fixed market Retail's main focus is on packages that bundle voice, broadband and value-added services, at a competitive price. More than 97% of Retail's consumer broadband customers had signed up to bundled packages as at 30 June 2013 (compared to 94% at 30 June 2012). Retail is actively exploring additional value-added services in readiness for higher-speed broadband options.

In the mobile market Retail has focused on revenue and margin growth across all products in the portfolio. We continued to put more value into roaming, prepaid and open smartphone plans. Mobile connections at the beginning of FY13 were strongly influenced by the closure of the CDMA network in July 2012 and the associated churn, which peaked in August. Growth since August has been strong across mobile. The impact of the CDMA closure was partially mitigated by the migration of customers onto the smartphone network. Postpaid growth can be attributed to the introduction of open-term plans and the launch of the high-end smartphones, while prepaid growth is owing to the addition of competitive value packs. Mobile data revenue continues to grow as the customer demand for mobile data continues to increase, primarily stimulated by the large increase in smartphone penetration on the mobile network and the new functions and applications available to smartphone customers.

Intensifying competition and commoditisation in the overall New Zealand mobile market gives rise to a number of risks and challenges for Retail. In light of these challenges Retail intends to continue to drive its business to being number one in mobile, developing effortless customer experiences, focusing on cost investment and growing data. Retail will provide customer-centric products and services, leveraging whole-of-business solutions pursuing targeted cross selling of relevant products and services and continuing to invest in digital platforms.

Retail key facts

- Retail EBITDA of NZ$718 million declined by NZ$10 million (or 1.4%) on the prior year;

- Strategic decision made to hold share in the broadband market by being more competitive on price, which has had a negative impact on margin but has strengthened our customer base;

- Strong smartphone network connection growth since the closure of the CDMA network;

- Introduction of capped pricing for mobile roaming and enhanced prepaid mobile and open smartphone plans;

- Launch of Ultra Fibre product offerings;

- Simplification of business through mobile plan improvements and migration of customers on to broadband value plans; and

- Continued focus on cost reduction initiatives, lowering mobile subscriber acquisition costs and labour costs.

Gen-i

Gen-i is responsible for providing converged ICT products and solutions to public and private sector clients across New Zealand and Australia.

Gen-i delivers network-centric ICT products and solutions, combining both IT and communications infrastructure to support the success of its 2,800 public and private sector clients across a range of industries, including banking and finance, Government, energy, rural and healthcare. Gen-i's earnings in FY13 built on leadership in network-centric ICT products and managed services delivered across fixed and mobile networks, and leveraging data centre infrastructure. These services deliver operational efficiencies and simplification as customers migrate from legacy to cloud, IP and fibre-based solutions.

Gen-i's portfolio of services includes:

- Managed mobility services: Mobile data and ICT solutions based on Telecom's Smartphone Network and wireless-based technologies. These include Managed Mobility, which enables clients to leverage the mobility and 'bring your own device' trends and IP Centrex, which extends full PABX functionality to mobile devices to improve the productivity of a mobile workforce and provide converged fixed and mobile solutions. Our recent partnership announcement with SAP extends our mobility capability into the enabling applications market;

- Cloud and Hosted Services: Services managed and delivered from data centres, such as security, collaboration and unified communications solutions eg, ReadyCloud Collaboration, and Revera's market-leading infrastructure as a service offerings managed and delivered from both Revera and Gen-i data centres;

- Managed telecommunications services for voice, data and fibre: Network-based voice products and services, including hosted call centre solutions, IP-based networks, IP telephony and videoconferencing. Network delivered and managed products and services, including Gen-i WAN Services (GWS) and remote-managed LAN and WAN services;

- Managed IT services: Managed customer infrastructure, managed storage, security and hosting services;

- Internet services: Large suite of internet solutions from basic broadband through to the premium dedicated Gen-i Internet Service;

- Procurement of hardware and software: Including software and contract management services;

- Enterprise Professional Services: Gen-i's professional services division offers industry expertise and practical tools to assist organisations with business and technology investments, helps clients with the implementation of new technologies;

- Training services: Provided by our market-leading Auldhouse team; and

- IT outsourcing: Incorporating a range of the above solutions and managing them on behalf of the customer either on the customer's or Gen-i's premises.

These services are supported by access to Telecom's infrastructure in both New Zealand and Australia.

Gen-i has been undertaking a major transformation programme to focus on five key strategic themes: Alignment with our Clients; Simplify and Standardise; Speed up the Business; Focus on Network-Centric Competitive Strengths; and Win the Future. In FY13, Gen-i implemented structural change to re-align the business against these strategic themes, to set it up for delivery in FY14.

Key steps in delivering this change included:

- Partnerships developed with a number of global providers (including Microsoft, Cisco, SAP, IBM, HP and Samsung), to enable us to bring innovative network-centric products and solutions to market that increase the demand and usage of the Telecom mobile and data networks;

- Acquisition of Revera, a leading provider of Infrastructure as a Service (IaaS) and Cloud services in New Zealand in May 2013, providing Gen-i with cost efficient, effective and immediate access to additional specialised Cloud capabilities and data centre capacity;

- Sales and delivery functions reoriented around key customers, Government and industry verticals;

- Realignment of Gen-i's Australian business to concentrate on supporting large corporate customers (based either in New Zealand or Australia) with specific trans-Tasman ICT services requirements; and

- Divestment of Davanti's New Zealand operations through a management buy-out and Davanti's Australian operations through sale to a third party, while retaining Davanti as a strategic partner to leverage its expertise for the benefit of Gen-i clients.

As Gen-i re-focuses the business around clients and what they value most, service offerings will be aligned against clients' different business requirements:

- Government and commercial clients that require specific integrated ICT and network solutions, drawing on standardised platform-based ICT solutions where appropriate for their business or organisation. They often see ICT as strategic for their organisation; and

- Corporate/Business clients with simpler, cost effective requirements and more standardised platform-based ICT solutions, including IP-based telecommunication services and hosted/cloud-based IT solutions.

Gen-i continues to operate in a highly competitive market in competition with telecommunications service providers and both global and local IT solution providers. This competitive pressure is likely to continue as wider availability of fibre inputs allows for further growth of converged ICT solutions.

Gen-i key facts

- Gen-i EBITDA of NZ$370 million in FY13 declined by NZ$19 million (or 4.9%) on the prior year;

- Re-alignment of Australian business to concentrate on supporting trans-Tasman customers;

- Further development of strategic partnerships (including Microsoft, Cisco, SAP, IBM, HP and Samsung);

- Acquisition of Revera on 7 May 2013; and

- Transformation has delivered improved service and reduced operating costs.

Connect

The Connect business unit was formed in late FY13. It comprises what were the Technology and Shared Services and Wholesale & International business units. Technology and Shared Services and Wholesale & International were organised for the majority of FY13 as separate business units and reporting segments. Connect will be reported as a separate business unit for FY14. Further detail of each unit, together with its developments and highlights is provided separately below.

Connect is responsible for all of Telecom's Network and IT operations throughout New Zealand, ensuring its information technology, infrastructure and architecture are aligned with the Group's business objectives. In addition to the core technology teams, Shared Business Operations teams support the entire Telecom Group in areas like provisioning, credit and billing, corporate property and information management. Connect is responsible for product development and delivery, as well as servicing Telecom's Wholesale and International customer base.

Technology & Shared Services

Telecom's Technology & Shared Services (T&SS) division operates Telecom's New Zealand shared business processes; develops, maintains and operates the New Zealand IT systems and networks; and aligns systems, platforms and processes with Telecom's business objectives.

T&SS provides support for key products and services, examples of which include:

- **Fixed and PSTN life cycle management:** T&SS operates and supports the PSTN platform, which is the platform that supports traditional fixed-voice telephony and is the key platform for sustaining Telecom's current fixed line revenues. An intensive programme is under way to sustain this PSTN platform, much of which dates from the 1980s, in conjunction with the development of IP-based technologies. This programme consists of support agreements with vendors, securing equipment and ensuring key PSTN resources, skills and capabilities are retained within Telecom's business units. T&SS develops, operates and invests in architecture and support systems capabilities (including fulfil, assure and bill) for fixed line products and services.

- **Mobile network:** T&SS is responsible for supporting Telecom's mobile network. T&SS continues to develop, operate and invest in network architecture and support systems capabilities (including fulfil, assure and bill) for mobile products and services.

- **Provisioning:** T&SS processes requests for data and voice services from Telecom's customer-facing operations, the Telecom website and Chorus customers, including allocating network resources and activating and commissioning services that require access to shared IT and network resources. T&SS facilitates the billing of nearly 1.2 million customer accounts each month, credit management, fraud management and information management services.

Since the demerger T&SS provides certain transitional and shared services to Chorus (see **Company review – Network, systems and other assets** for more detail on Telecom's transitional and shared service arrangements with Chorus).

Wholesale & International

Wholesale and Telecom International provide a range of regulated and commercial products to service providers throughout New Zealand and the world.

Wholesale's portfolio of voice, mobile, interconnection, managed data, internet access and national backhaul products offers retail service providers the ability to create and extend their own networks to be able to provide a wide range of telecommunications services to their end-users. Telecom Wholesale also offers resale products so service providers without their own nationwide networks can offer services nationally. Following the demerger these resale services, principally PSTN resale, are sold to retail service providers under an agency agreement with Chorus. Owing to the complementary nature of these services with the Chorus broadband products they are typically bundled with resold voice services. Wholesale has approximately 70 customers, which include Vodafone, Orcon, CallPlus and Trustpower.

The key challenge for the Wholesale business is to grow new revenues to offset declining legacy revenue – specifically where lower cost input services are available to other retail service providers from Chorus and other local fibre companies.

International delivers telecommunications services between New Zealand, Australia and the rest of the world, by providing international voice, mobile, value-added calling, such as International Toll Free Services (ITFS) and international transit services to carriers and offshore telecommunications providers.

International's business provides:

- Domestic retail originated voice services, handling New Zealand and Australian originated minutes traffic, plus reciprocal traffic and provides other value-added services relating to this; and

- International retail and wholesale originated voice services, providing international voice service products specific to the needs of international, wholesale and retail customers across fixed line, cable and mobile operators.

International utilises these services to enable carriers and retail operators to provide voice and mobile solutions to their customers. Telecom International terminates and receives traffic to and from all countries in the world, carrying approximately 2.6 billion minutes of global traffic per annum.

International has worked through a transformation programme, resulting in changes to its personnel, customer base and its operating network and supplier relationships. The goal has been to streamline the business, focusing on key customers being serviced by a cost-efficient and modern network infrastructure. This adjustment responded to the key challenge facing International, which is the increasingly commoditised nature of the international voice market resulting from a declining per minute revenue environment.

Connect key facts

- T&SS EBITDA of (NZ$287) million in FY13 improved by NZ$19 million (or 6.2%) on the prior year;

- Wholesale & International EBITDA of NZ$224 million in FY13 improved by NZ$3 million (or 1.4%) on the prior year;

- T&SS commenced the three-year re-engineering programme to upgrade, replace and transform many of the tools, systems and processes that support Telecom's business and its customers;

- Launched a major programme to upgrade Telecom's national transport network;

- Trialled 4G LTE successfully and launched a programme to upgrade our core mobile technology to enable the launch of 4G LTE; and

- Continued focus on cost reduction initiatives and delivered lower costs, in particular, with labour costs down by NZ$4 million in Wholesale & International and NZ$18 million in T&SS compared to the prior year.

AAPT

AAPT provides telecommunications infrastructure to companies in Australia, offering data, cloud, voice, internet and mobile services for business, government and wholesale customers, via its national network. AAPT is focused on creating partnerships with all its business customers.

AAPT provides coverage to 85% of businesses and up to 80% of residences in metropolitan areas across Australia. This includes over 11,000 kilometres of interstate fibre, its own data centres in major capital cities, fibre access to 1,600 premises and mid-band ethernet in over 250 exchanges. AAPT has access to DSL coverage in over 400 exchanges focused on the major Australian cities and large metropolitan areas.

AAPT's strategy is focused on leveraging its own infrastructure to drive profitable on-net services. Following the upgrade of its core network, AAPT now offers a range of new IP-centric business products supporting innovative new voice and data solutions. AAPT works closely with system integrators to jointly deliver telecommunications and IT services to certain large enterprise clients that operate both in New Zealand and Australia.

AAPT has continued to rationalise and simplify its products, operations and IT platforms. As AAPT emerges from a period of cost reduction and operational improvement, it is now focused on a revenue growth plan within business and wholesale markets, using its IP network capabilities supported by lower cost and online centric customer service and billing capabilities.

In December 2012 AAPT acquired NEC Australia's Nextep business and signed a strategic alliance with NEC to maximise partnership opportunities. Under the Alliance agreement, both parties will work together on several partnership opportunities, leveraging AAPT's network and NEC's world-class technology and managed ICT portfolio.

See **Our company – Australian regulatory environment** for an overview of the Australian national broadband network (NBN) and Telstra's Structural Separation Undertaking.

AAPT key facts

- AAPT EBITDA of A$57 million in FY13 was down by A$10 million (or 14.9%) on the prior year;

- EBITDA decline was driven by customer churn, continued rationalisation of low-margin Wholesale customers, pricing pressure and market consolidation prior to NBN going live partially offset by acquisition of Nextep and reductions in labour; and

- Acquisition of NEC Australia's Nextep business and signed a strategic alliance with NEC to maximise partnership opportunities.

Telecom Digital Ventures

Telecom Digital Ventures was established in April 2013 to help support the 'Win the Future' theme of Telecom's strategy.

Telecom Digital Ventures is a dedicated growth business.

Its ambition is to deliver rich connected digital experiences. It will seek to build new businesses and products around connected digital experiences, generating revenue streams and commercial returns from them.

From a market perspective it will focus principally on mass-market opportunities. It is adopting more of an agile start-up development and delivery model whilst also leveraging Telecom's existing assets, infrastructure and capabilities where this supports time to market and agility.

It currently has five main portfolio areas of current focus;

- Connectivity (mobile, broadband, Wi-Fi);

- Commerce (m-Wallet, m-Payments, m-Advertising);

- Data & Applications (Smart Data, Applications enablement);

- Verticals (Health, Education, Rural, for example); and

- Content (Digital Media, Cloud, Content Delivery Networks).

As part of the key mobility focus Telecom Digital Ventures is also responsible for the Skinny mobile business and Wi-Fi business.

Telecom Digital Ventures will develop new digital businesses and services in partnerships or on its own. Potential partners could include incubators, accelerators, universities, start-ups, developers and peers. The focus will be on partners that are a good strategic fit.

Company review

Network, systems and other assets

Telecom is New Zealand's largest provider of telecommunications and IT services, by revenue, customers and assets. It has significant operational scale and scope, with assets including:

- The PSTN network equipment for fixed line calling;

- The WCDMA 3G mobile network;

- New Zealand-wide backhaul networks;

- A 50% ownership interest in the Southern Cross international cable; and

- One of Australia's most extensive fixed IP networks.

Network assets

Telecom's New Zealand Assets

Telecom's New Zealand assets include:

- **Service platforms for voice and data applications:** Telecom provides fixed line and value-added fixed line voice services over the PSTN. The PSTN provides analogue lines, ISDN lines and centrex lines. Smartphone services (or value-added fixed line voice services) which include call waiting and calling line identification are available in most areas. Telecom's ISDN is a digital switched service and is capable of transmitting voice, video and data from one location to another. Telecom's ISDN lines have the flexibility of the standard telephone network, with additional high quality, fast and reliable digital transmission. Telecom has expanded this to now offer Voice over IP (VoIP) solutions to enterprise customers, replacing the ISDN network and associated services through the expansion of its Soft Switch. Telecom operates a high-speed internet access service consuming input products on copper-based ADSL, VDSL and fibre-based technologies. The Telecom broadband network is available to approximately 95% of Telecom's customers. Telecom is offering and continuing to develop new services that support voice and broadband applications, as well as UFB bitstream services to deliver broadband over fibre. Significant effort is being applied to enable the consumption of UFB inputs from Chorus and the other local fibre companies to support Telecom's fibre-based services. Telecom continues to expand its national IP/MPLS-based network that provides the connectivity backbone for virtually all of Telecom's current data services, with an extensive service footprint. The Telecom investment in its IP/MPLS-based network capacity and capability has been augmented with upgrades to its core switches and the underlying transport with the deployment of state-of-the-art Optical Transport Network using high capacity DWDM to ensure that future customer service demands and growth are met. Telecom investment also extends to the deployment of its new Layer 2 Carrier Ethernet network and, coupled with the OTN, will deliver a wider range of Transport services nationally. This network provides the capability and capacity to deliver Telecom's flagship IP-VPN data services for corporate customers and wholesale backhaul services for other service providers and is used for backhaul of core data traffic. Further investment is being made to deliver end-to-

end quality of service and support multi-service single access delivery models, whereby multiple services will be delivered over a single physical access, including voice, data, internet and other services;

- **Mobile network:** Telecom currently operates a 3G WCDMA network that operates at 850MHz nationally and at 2100MHz in certain metropolitan centres. Telecom's CDMA network was decommissioned earlier this year paving the way for the rollout of Telecom's 4G LTE network planned to go live later in 2013. The deployment of the 4G network will initially operate on Telecom's 1800MHz spectrum with capacity and coverage expansions planned on 2600MHz and the 700MHz spectrum as it becomes available through the New Zealand Government auction of spectrum anticipated to be in 2014. The WCDMA mobile network provides a coverage footprint of 97% of the places where New Zealanders live and work and has also undergone upgrades to double its performance speed in many regions. The network offers both prepaid and postpaid mobile phone services, with a range of voice, packet data and content-based services available;

- **National backhaul fibre network:** the core network, or national backhaul, is the fibre backbone that links cities to the Auckland gateway;

- **Some exchange buildings:** Telecom owns 30 exchanges and Chorus owns 632 exchanges. Telecom and Chorus both require space in the majority of these exchanges and have entered into lease arrangements in order to meet their specific business requirements;

- **Operating support systems and business support systems:** Telecom has a re-engineering programme under way that will modernise its internal systems portfolio through adoption of enterprise architecture, the coordinated deployment of new systems and the retirement of old systems. The programme sees the upgrading to a new customer relationship management system, assure and fulfill systems. Investment in Telecom's billing systems and network management systems continues to be extended. These initiatives will provide customers with self-service capabilities and customer service representatives improved access to the information and systems they need;

- **Sales/distribution channels and brand:** These are outlined in **Our company – Sales and marketing channels** above.

Telecom also leases, but does not own, multiple office buildings, primarily in Auckland and Wellington, which house Telecom's corporate, Connect and business unit offices. Telecom's head office, which is its principal executive office, is based in Auckland. The majority of Telecom's Auckland offices were consolidated in late 2010 into a newly constructed building, 'Telecom Place'. Telecom has multiple leases over the four separate buildings for 12 years, with further rights of renewal once the initial 12-year lease term has expired. Most of Telecom's offices in Wellington were also consolidated in late 2011 into 19,000 square metres of a 26,000 square metre building. As with Auckland, Telecom has multiple leases over the 19,000 square metres of space in Wellington. The multiple lease model was established to offer protection and risk mitigation should future business volumes require less accommodation. The recent cost-reduction programme and associated staffing decline has resulted in Telecom vacating one of the four towers in Auckland and two of the nine floors in Wellington. These are in the process of being sub-let. Since the February 2011 Canterbury earthquake, Telecom had to re-establish its office accommodation for approximately 1,200 staff in Christchurch in multiple leased sites away from the Red Zone cordoned area most impacted by the earthquake. Prior to the February 2011 earthquake, Telecom accommodated almost all Christchurch staff in a mix of owned and leased properties in the CBD area. Telecom is deconstructing a large Telecom-owned 80-year-old building in the CBD, which was too damaged to economically repair and for which an insurance settlement was achieved. Telecom has committed to leases for two new data centres, one each in Christchurch and Auckland. The Christchurch facility was commissioned and completed in July 2013, with the opening scheduled for 13 August 2013. The Auckland site is still under construction and scheduled to open in FY15.

Telecom's Australian assets

AAPT owns and operates one of Australia's largest national networks, comprising 11,000kms of Fibre.

Integrated Voice and IP Core Network

The AAPT core voice and data network utilises a powerful and extensive National IP/MPLS platform providing:

- Coverage across the nation;

- 11,000km of interstate fibre; and

- Access to AAPT-owned data centres located in all major capital cities.

High Speed Access Networks

AAPT provides national coverage via DSL, Mid-Band Ethernet Fibre and NBN Access.

Internet Delivery

AAPT offers a range of internet delivery services and plans that cater to businesses of all sizes through business-grade IP Line and CDN (Content Delivery Network):

- Supported by the AAPT domestic Internet Exchange; and

- Dual diverse International Internet gateways.

Cloud Delivery

AAPT can deliver industry standard Cloud solutions through the use of its existing data centre resources and network.

Telecom's international assets

Telecom's international network has been designed to maximise the performance and delivery of telecommunications services from its customers in New Zealand and Australia to the rest of the world. Telecom is connected to approximately 200 international telecommunications operators. The international network is 100% digital.

Telecom has a 50% equity investment in the Southern Cross Group, which owns and operates the Southern Cross trans-pacific submarine fibre cable, linking New Zealand, Australia, Fiji, Hawaii and the west coast of the United States. The Southern Cross cable provides international capacity for the growth of traffic generated by data services, including internet traffic, and commenced operations in November 2000. Southern Cross sells capacity to a small number of telecommunications companies, including Telecom.

In addition to the use of the Southern Cross cable, Telecom also uses the following third party cable systems:

- TASMAN 2, linking Australia and New Zealand;

- SEAMEWE 3, linking Japan through South-East Asia, via the Middle East to Western Europe, with a link from Singapore to Australia;

- China-US, linking China and the United States;

- A-PNG-2, linking Papua New Guinea and Australia; and

- Atlantic Crossing, linking the United States and the United Kingdom.

Telecom owns satellite earth stations at Warkworth and Waitangi in the Chatham Islands, which are operated and maintained by Kordia, and Scott Base in Antarctica, which is operated and maintained by Downer (with technical support as required from Kordia). These satellite earth stations provide telecommunications services via Intelsat, Asiasat, Optus and SES Worldskies to destinations not generally served by international submarine cable systems.

Global Gateway Internet Service is Telecom's managed IP transit service enabling access for New Zealand and Australian wholesale and retail customers to global internet services, via its international links and overseas transit and peering arrangements.

Telecom operates points of presence in Los Angeles, Frankfurt, Singapore, London, Sydney and Auckland to obtain better options for its Australian and New Zealand retail customers, while generating new business with carriers seeking competitive wholesale pricing into Australia, New Zealand and the rest of the world. Telecom supports a wide range of traditional and IP-based voice and other services on its network to meet customers' needs.

Key supplier relationships

Strategic suppliers

Alcatel-Lucent is the major strategic supplier of network equipment to Telecom in New Zealand and manages Telecom's fixed and mobile network through an outsourcing contract. Telecom and Alcatel-Lucent have renegotiated their contractual terms to simplify the way Telecom purchases network equipment and services from Alcatel-Lucent. Huawei was engaged as the supplier of our new LTE mobile network due for launch later this calendar year.

Other

Telecom's main external purchases include the acquisition of hardware for resale purposes, such as telephone handsets, modems and IT computing equipment. Telecom also purchases equipment for internal use in operating or building its networks or providing ICT offerings, such as fibre optic cabling, computers, servers and other related IT equipment. The majority of this equipment is sourced, either directly or indirectly, from overseas. The operation of Telecom's networks, as referred to above, is dependent upon the supply of electricity from electricity companies. In the instance of an electricity supply failure, Telecom has back-up generators in key exchanges that it is able to utilise.

Telecom has a new logistics outsourcing partner, Ingram Micro an external logistics operator, which will from October 2013 replace the current logistics operator Brightstar, to deliver mobile devices and supply chain services.

Telecom and Chorus have progressed significantly along the journey to separate the many shared systems and services they had as an integrated telecommunication company. Chorus continues in its role as Telecom's largest supplier, including as a supply partner for the new Telecom Ultra Broadband products.

Telecom post demerger

Following the demerger the assets of Telecom were divided between Telecom and Chorus. The Telecommunications Amendment Act 2011 required Telecom to prepare an asset allocation plan. The asset allocation plan had to specify how each asset or category of assets was to be used to provide telecommunications services to the market, as well as the key terms of all the intended material sharing agreements between Telecom and Chorus.

As a result of this split of assets, and in order to ensure efficient use of resources and investment, Telecom and Chorus have entered into various sharing arrangements and commercial agreements, which are on arm's length terms as follows:

- Commercial service agreements for products/services provided by Chorus on commercial terms to all retail service providers, including Telecom;

- Shared Systems Agreement covering a range of services provided to Chorus including shared business processes eg, fulfill, assure and bill, technology operational management of shared IT infrastructure and systems and consultation, design and build services related to shared IT infrastructure and systems;

- Network Electronics Sharing Arrangement for the right to use certain network electronics;

- Property Co-location Agreements;

- Fibre arrangements requiring Chorus to repair Telecom's fibre to agreed minimum specifications where that fibre is damaged or suffers degradation over its life;

- Transitional Services Agreement that enables each company to continue to receive certain corporate and enterprise capabilities that were provided centrally prior to demerger, while each party is given sufficient opportunity to independently develop its own capabilities or to engage third parties to provide those services;

- Agency Agreement for Telecom to appoint Chorus to sell and manage agreed parts of Telecom's wholesale services portfolio (in addition to the local access and calling service) on Telecom's behalf; and

- Gen-i Business Agreement for mobile and fixed telephony products to Chorus.

New Zealand Regulation

The telecommunications sector in New Zealand is governed principally by the Telecommunications Act 2001 (the 'Act'). The Act provides for certain telecommunications services to be regulated by the New Zealand Commerce Commission (the Commission). Most services can be regulated under the Act on price and non-price terms, while other services may only have non-price terms determined.

Regulation

Following demerger the key regulation that Telecom is subject to includes:

- A restriction on purchasing UCLL for three years after the demerger date;

- Certain TSO obligations (subject to any changes that may arise under the 2013 review);

- Mobile termination access regulation;

- Continued mobile and number portability regulation;

- Resale of certain retail services; and

- Any further regulation implemented.

Telecom as a purchaser of regulated services and restrictions on purchasing UCLL

Telecom is now a purchaser directly (in the case of UBA) and indirectly (in the case of UCLL) of regulated services.

Telecom purchases UBA directly from Chorus but is precluded from being an access seeker of the regulated UCLL service until 1 December 2014.

In order to ensure that Telecom continues to be able to provide voice and other services to its retail and wholesale customers, and meet its TSO obligations, the Telecommunications Amendment Act 2011 introduced a new regulated service, namely the Unbundled Copper Low Frequency Service (UCLFS).

The initial pricing for UCLFS is the geographically averaged price for Chorus' full UCLL service if it is taken on a standalone basis or, in the case where a person is also purchasing Chorus' UBA service for that line, the cost of any additional elements of Chorus' local loop network that are not recovered in the price for Chorus' UBA service. The final pricing principle is the same except the cost of any additional elements of Chorus' local loop network that are not recovered in the price for Chorus' UBA service are calculated using a Total Service Long Run Incremental Cost (TSLRIC) (forward-looking costing) methodology.

The Commission, of which the Telecommunications Commissioner is a member, is responsible for setting the regulated terms and conditions of supply for all of these services. On 3 December 2012 the Commission released its final determination on the initial prices for the UCLL service (which in turn, determines the price for the UCLF service). It determined a monthly recurring price for the nationally averaged UCLL service of $23.52. On 5 February 2013 the Commission received five separate applications for a pricing review determination for the UCLL service, which require the Commission to calculate the actual cost of the UCLL service in New Zealand using a forward-looking cost-based methodology, TSLRIC. The Commission has indicated an expected date of 1 June 2015 for finalisation of this process. The continuation of this process is not assured and is dependent on the outcome of the review of the Telecommunications Act 2001 currently under way.

The Commission is also required by the Telecommunications Amendment Act to calculate an initial cost-based price for Chorus' UBA service using international benchmarking (which the Act currently states will apply from 1 December 2014). Following this, parties may request that the Commission prepares a final pricing review determination, which would require the Commission to calculate the actual cost of the UBA service in New Zealand using the TSLRIC methodology. On 3 December 2012 the Commission released a draft price review determination for the UBA service and proposed a monthly recurring price of $8.93. A final determination of the benchmarked UBA price is expected in August or September 2013. Whether, and if so how, the final determination is implemented will depend on the outcomes of the review of the Telecommunications Act 2001 that is currently under way.

Both UCLL and UBA pricing reviews have the potential to alter (including in a materially adverse manner) the input costs Telecom pays to Chorus. Given that Telecom is precluded from being an access seeker of the regulated UCLL service until 1 December 2014, it is potentially exposed to fluctuations in regulated input service costs in a different way from its competitors that can purchase all of those services.

Review of the Telecommunications Act 2001

On 8 February 2013 the Minister for Communications and Information Technology announced that the scheduled 2016 review of the Telecommunications Act regulatory framework was to be brought forward and commenced immediately. The purpose of the review is to provide greater certainty to consumers and industry participants, including in relation to the transition path from copper services to fibre services. The review must take into account the market structure and technology developments and competitive conditions in the industry, including the impact of fibre, copper, wireless and other telecommunications network investment. This review must consider whether the existing regulatory framework is most effective to promote competition and the legitimate commercial interests of access providers and seekers, to support innovation and to encourage efficient investment.

The Minister for Communications and Information Technology released a discussion document on 7 August 2013 seeking views on the phasing of this review and on three potential change options for the regulated copper pricing framework. Each of the proposed changes would set a price range of $37.50 to $42.50 for the aggregate of regulated UCLL and UBA prices. The options propose differing approaches to allocation of this aggregate price between the UCLL and UBA services. This review has the potential to introduce significant changes to the regulatory framework that Telecom operates in, and to the regulated prices Telecom pays, and is paid, for services that are currently regulated. Submissions on the discussion paper are due on 13 September 2013.

Universal Service Obligations – TSO

Telecom is subject to a Telecommunications Service Obligation ('TSO') by which universal service obligations for residential, local access and calling services are imposed and administered.

The TSO requires Telecom to continue to make residential access services widely available, provide free local and emergency calling and limit price increases for its TSO residential access and calling service to the CPI rate.

The Government is required to commence a comprehensive review of the TSO in 2013, and released a discussion document canvassing views on a number of potential changes to the TSO arrangements on 9 July 2013. The changes being consulted on include providing more flexibility for Telecom in choosing which technology or networks it uses to comply with its TSO requirements, removing retail price caps in competitive areas of New Zealand and transitioning away from legacy obligations, such as the provision of dial-up internet and fax capability. The paper also sought views on a number of options for lowering or freezing the retail price cap increases currently permitted by Telecom's TSO, and/or setting the retail price cap at a cost-based rate. These changes, or any combination of them, could significantly affect the cost to Telecom of the TSO.

Telecommunications Development Levy ('TDL')

The Telecommunications Amendment Act also introduced the Telecommunications Development Levy (TDL), which is an industry levy of NZ$50 million per year between FY10 and FY16 and NZ$10 million each year thereafter (adjusted for CPI) to be paid by certain market participants (termed liable persons) annually in arrears. The levy can be used to pay for any TSO charges, non-urban telecommunications infrastructure, upgrades to emergency calling and other wider purposes, as long as a consultation process is followed.

The amount payable by each liable person (including Telecom) is determined annually by the Commission based on the proportion of revenue that each liable person receives from telecommunications services offered by means of a public telephone network. On 27 June 2013 the Commission determined the final allocations for the 2011/12 year. Telecom's allocation was 50.75% or NZ$25.4 million of the NZ$50 million levy.

Mobile Termination Access Services

Mobile network operators are required to provide termination services for fixed to mobile calls, mobile to mobile calls and text messages, at rates that are prescribed by the Commission in its Mobile Termination Access Services ('MTAS') determination. The current mobile termination rate for calls is 3.72cpm, falling to 3.56cpm on 1 April 2014. The current termination rate for text messages is 0.06 cents per SMS.

Continued Mobile, Resale and Number Portability Regulation

Telecom continues to provide a number of regulated services. Standard Terms Determinations, which set detailed and enforceable terms and conditions of supply, are currently in place for MTAS and Local and Mobile Number Portability. Telecom is also a named provider of the following regulated services, although there are no regulated determinations setting the detailed terms and conditions of supply of any of these services in operation today:

- Interconnection with Telecom's PSTN;

- Resale of retail price-capped local calling and access services;

- Resale of retail non-price capped local calling and access services;

- Resale of retail services offered as part of a bundle of services; and

- Fixed to mobile pre-selection service.

Investigation into trans-Tasman mobile roaming

In May 2010 the Ministry of Business Innovation and Employment and Australia's Department of Broadband, Communications and the Digital Economy released a discussion paper on trans-Tasman mobile roaming rates and pricing transparency. The Ministries released a final report on 9 February 2013 recommending increased powers for Australian and New Zealand regulators to intervene in roaming markets where appropriate. The New Zealand Government accepted the recommendations, and has indicated that enabling legislation for them will be passed before the end of calendar year 2013.

Other regulation

Telecom is also subject to the Telecommunications (Interception Capability) Act 2004, which requires network operators to ensure that every public telecommunications network that they own, control or operate, and every telecommunications service that they provide in New Zealand, has interception capability meeting the specifications set out in that Act. These requirements, which are currently under review by the Government, have the potential to drive significant compliance costs.

Similarly, Telecom remains subject to the Radiocommunications Act 1989, which governs the allocation and use of spectrum in New Zealand. Telecom maintains significant spectrum holdings in New Zealand. The Government is also consulting on the design of a future auction of spectrum in the 700MHz range.

Telecom also continues to be subject to other legislative requirements, such as the requirements of the Commerce Act 1986, Fair Trading Act 1986, Copyright Act 1994 and the Telecommunications Carriers Forum codes of conduct. Any significant proceedings involving Telecom, in relation to these legislative requirements and any other litigation, are detailed in note 28 to the financial statements.

Australian regulatory environment

Overview

The principal legislation in Australia in relation to telecommunications is the Telecommunications Act 1997 (the Australian Telecoms Act). This Act aims to provide a regulatory framework that promotes the long-term interests of end-users and the efficiency and international competitiveness of the Australian telecommunications industry.

Regulatory bodies

The Australian Communications and Media Authority (ACMA) regulates the industry in respect of industry-specific technical and consumer matters. ACMA is the regulator responsible for radiocommunications and telecommunications standards and is responsible for managing radio frequency spectrum (under the Radiocommunications Act) managing carrier and carriage service provider licensing and for enforcing the Australian Telecoms Act.

The Australian Competition and Consumer Commission (ACCC) is the regulator responsible under the Competition and Consumer Act 2010 (CCA) (formerly the Trade Practices Act) for administering the:

- General competition law regime;

- General consumer protection regime;

- Telecommunications industry-specific access regime; and

- Anti-competitive conduct and record keeping rule regimes.

The Australian Telecommunications Industry Ombudsman (TIO) is an industry body established to provide a dispute resolution forum for complaints from consumers and small business users. All carriers, as well as carriage service providers that supply a standard telephone service, are required to be members of the TIO, which is funded through charges levied on its members.

Industry self-regulation is also encouraged. The key self-regulatory body is the Communications Alliance, which develops industry codes of practice. Codes may be registered with the ACMA. The ACMA may enforce registered industry codes and may impose industry standards if self-regulation fails.

Regulation of industry participants

A carrier licence must be held by the owner of the network unit that is used to supply carriage services. There is no limit on the number of carrier licences that may be issued by the ACMA. As a general rule, there is no time limit on a carrier licence. Subject to the payment of an annual charge, a licence will continue to be in force until it is surrendered or cancelled. Among other things, carriers are obliged to comply with licence conditions, obligations under the Australian Telecoms Act, the telecommunications access regime and related obligations concerning access to carriers' communications facilities.

As an alternative to being a carrier and obtaining a carrier licence, an industry participant may choose to be a Carriage Service Provider (CSP). A CSP is a provider of listed carriage services (ie, carriage services between two or more points, at least one of which is located in Australia) to the public using either network units owned by a carrier or its own network units that are covered by a nominated carrier declaration.

CSPs are not required to be individually licensed or registered but they must comply with the service provider rules under a class licence contained in the telecommunications legislation. Under these rules, CSPs must comply with minimum standards and, where they supply the standard telephone service, they must provide untimed local calls and directory assistance and be members of the TIO scheme.

AAPT has held a carrier licence since 1 July 1997 and is also a carriage service provider.

AAPT also holds spectrum licences within the 28 / 31 GHz band under the Radiocommunications Act 1992, which were previously used for Local Multipoint Distribution Service (LMDS). These licences are due to expire on 31 January 2014.

A number of other regulations apply specifically to Telstra but have an impact on the remainder of the industry. Under the Telecommunications (Consumer Protection and Service Standards) Act 1999, Telstra can be subject to price controls made by the Minister for Broadband, Communications and the Digital Economy. The existing price control arrangements, which include price caps on 'baskets' of services, such as monthly line rental and telephone calls, expire on 30 June 2014. Services supplied by Telstra over the National Broadband Network or other similar networks are excluded from the price control arrangements.

Competition

Anti-competitive practices in the telecommunications industry are subject to both a general anti-competitive regime and a telecommunications-specific regime contained in the CCA. Under the telecommunications-specific regime, a carrier or CSP will be held to have engaged in anti-competitive conduct if it has a substantial degree of power in a telecommunications market and takes advantage of that power with the effect, or likely effect, of substantially lessening competition in that, or any other, telecommunications market or breaches certain other of the general competition law prohibitions. A competition notice may be issued by the ACCC stating that a particular carrier or CSP has contravened, or is contravening, the competition rule. Substantial financial penalties apply to breaches of the competition rule when a competition notice is in force.

Telstra's Structural Separation Undertaking

On 27 February 2012 the ACCC accepted Telstra's structural separation undertaking (SSU) and approved the accompanying migration plan. The SSU implements a migration model of 'structural' separation in which Telstra will progressively decommission its own fixed line access networks and instead use the wholesale-only national broadband network (NBN) to supply downstream services, as the NBN fibre access network is built.

Owing to the progressive nature of this 'separation', the SSU specifies a range of measures that are intended to promote equivalence and transparency in Telstra's supply of regulated services to wholesale customers and retail businesses. In particular, Telstra commits in the SSU to provide equivalent outcomes for wholesale customers as are achievable by Telstra's retail businesses.

Telstra continues to be vertically integrated in relation to its ownership of passive infrastructure that will be relevant to the supply of NBN-based services.

Industry-specific regulation

Part XIC of the CCA contains an industry-specific regime for access to declared telecommunications services, which is administered by the ACCC. There are generally two ways for a service to become declared:

1. Services can be declared by the ACCC following a public inquiry; or

2. The ACCC can also accept a special access undertaking from the provider of a service that has the effect of declaring the services to which the special access undertaking applies.

For services that are being supplied or intended to be supplied by NBN Co Limited (NBN Co) there is a third method for declaration whereby an NBN Co service will become declared once NBN Co publishes a Standard Form of Access Agreement for that service on its website.

All services supplied over the NBN will be declared services. The ACCC is currently considering a special access undertaking lodged by NBN Co and NBN Tasmania Limited, which, if accepted, will form part of the regulatory framework for access to the NBN.

Once a service is declared the:

- Access provider becomes subject to standard access obligations and is obliged to supply the service to an access seeker upon request; and

- ACCC is required to make an access determination for each declared service, which can include price and non-price terms of access to the declared service.

An access determination is intended to create a benchmark that access seekers can fall back on while still allowing parties to negotiate different terms of access. In addition, the ACCC can, in urgent circumstances, make binding rules of conduct to specify access terms and conditions or require a carrier or CSP to comply with its applicable standard access obligations in a specified manner.

An access determination or binding rules of conduct will only apply to the extent that it is consistent with an existing commercial agreement between an access seeker and an access provider.

To date, the ACCC has made final access determinations setting out regulated pricing for each of the following declared fixed line services:

- Unconditioned local loop service;

- Wholesale line rental;

- Line sharing services;

- Public switched telephone network originating access;

- Public switched telephone network terminating access;

- Local carriage service;

- Domestic transmission capacity service;

- Wholesale ADSL;

- Mobile terminating access service; and

- Local bitstream access service.

Level playing field arrangements under the Australian Telecoms Act and the CCA apply to non-NBN fixed networks, which are supplying, or will supply, a Layer 2 bitstream service principally to residential or small business customers that were built, upgraded, altered or extended from 1 January 2011 to be a 'superfast network' capable of download transmission speed of, or greater than, 25 Mbps. In general, the level playing field arrangements mean that such 'superfast networks' must be wholesale-only and that the operator of such networks must supply a Layer 2 bitstream service on an open-access and non-discriminatory basis.

Non-discrimination provisions under the CCA apply to NBN corporations (such as NBN Co) and providers of Layer 2 bitstream services over designated superfast telecommunications networks (collectively referred to as 'network access providers'). The non-discrimination provisions prohibit network access providers from discriminating between access seekers or in favour of themselves, in complying with their applicable standard access obligations.

Corporate Responsibility

During FY13 Telecom further developed its approach to corporate responsibility. Some of the initiatives under way are described in more detail below.

The following table sets out key corporate responsibility measures for Telecom over the last three years. Prior year metrics have not been re-presented for demerger unless otherwise stated:

MEASURE	ADDITIONAL INFORMATION/SOURCE	FY13	FY12	FY11	FY13 % CHANGE	FY12 % CHANGE
Our business and economic impact:						
Net earnings before income tax (NZ$m)	From continuing operations (excluding Chorus), per the financial statements	341	423	(83)	(19.4)	NM
Corporate taxes paid (NZ$m)	Values of all income taxes paid per the financial statements	79	120	127	(34.2)	(5.5)
Labour costs (NZ$m)	Value of total labour costs, including costs that are capitalised	762	876	1,005	(13.0)	(12.8)
Group capital expenditure (NZ$m)	Annual purchases	465	528	914	(11.9)	(42.2)
Dividends paid (NZ$m)	Per the financial statements	327	340	313	(3.8)	8.6
Our people and community:						
Total employees (includes AAPT & Revera from FY13)	Total number of full-time-equivalent (FTE) employees and insourced contractors. For continuing operations (excluding Chorus).	6,622	7,903	8,353	(16.2)	(5.4)
(NZ only) Injury rate[1]	Number of injuries per 100 permanent employees	0.28	0.31	0.34	(9.7)	(8.8)
Sickness absence rates	Percentage of calendar days lost to sickness	3.0%	2.0%	1.9%	1.0	0.1
Learning and development investment (NZ$m) (Includes AAPT)	NZ$ amount directly invested in employee learning and development	6.4	9.3	20	(31.2)	(53.5)
Employee volunteering[3]	Percentage of employees who have taken volunteer leave	32.5%	30.0%	n/a	2.5	n/a
Payroll giving[3]	Percentage of employees who have donated through the payroll giving system	25.6%	13.7%	n/a	11.9	n/a
Donations to the Telecom Foundation (NZ$m)	Total donations to the Telecom Foundation	2.8	3.0	n/a	(6.7)	n/a
Our environment and resources [1&2]						
Electricity consumption	Total electricity consumed off national grid (Gigawatt hours)	162	173	180	(6.4)	(3.9)
Electricity savings	Measure of effectiveness of National Power Savings Programme (Gigawatt hours)	11.7	6.7	11.0	n/a	n/a
Renewable electricity	Percentage of total electricity consumption from renewable sources	74.0%	71.0%	77.0%	3.0	(6.0)
Greenhouse gas emissions (GHG)	Total emissions in carbon dioxide-equivalents (CO_2e) (kilotonnes)	37	44	39	(15.9)	12.8
Waste to landfill	Total residual waste (tonnes)	246	159	179	54.7	(11.2)
Recycling	Percentage of overall office waste recycled	32%	48%	59%	(16.0)	(11.0)

1 The environmental and lost-time injury rate measures include results only from Telecom's New Zealand operations.

2 Greenhouse (GHG) emission information is based on the best available data at the time of publication and are estimated data in advance of the Government's release of official data for the year. Prior years' carbon information has been restated based on the most recently available official data.

3 These initiatives are administered by the Telecom Foundation.

Our business and economic impact

Telecom contributes to the local economies in which it operates in a variety of ways, including through paying taxes, wages, salaries and investing in capital. As one of New Zealand's largest companies, the economic impact of Telecom's business activities is substantial and in FY13 net earnings before income tax from continuing operations were NZ$341 million, which was down from NZ$423 million in FY12. In FY13 Telecom paid corporate taxes of NZ$79 million. Group capital expenditure, which includes the investment in network infrastructure, was NZ$465 million in FY13, a decrease of NZ$63 million when compared to FY12. Dividends paid in FY13 were NZ$327 million. See **Performance** for a discussion and analysis of our FY13 results compared with FY12.

Our People

Our people are one of our most important assets. They assist to design and build the networks on which we deliver services to millions of New Zealanders. They assist to develop the innovative and market-leading broadband, mobile and ICT products that allow our customers to connect and enhance their lives and they provide excellence in sales and service to our customers over the phone and online, every single day. Telecom people come from all walks of life and from all over the world. They bring unique skills and insights, capabilities and ideas, diversity of thought and an enthusiasm for our customers.

Over the past year our people have gone through immense change as we've made significant changes to our workforce and people management practices. In the intensely competitive world in which we operate, we've had to reduce our workforce so that we are 'fighting fit' and have the right size, skills and drive to deliver on our strategy.

We have also changed the way we reward our people, and how we manage their performance, and enhanced their own experiences of our products and services.

Performance

Telecom operates in a fast-paced, constantly evolving industry. Technology and consumer demands are ever-changing, requiring us to adapt with speed. We need our people to meet the pace of change.

We have replaced our previous form-based performance planning approach with a conversation-led model of regular one-on-one performance and feedback discussions between managers and their people. To support our leaders to be effective in managing their people, and driving enhanced performance, we are introducing a new suite of management training initiatives. This is intended to build the capability of our leaders and equip them with the skills they need, across both people and financial management disciplines.

Reward

We reward and recognise our people for the contribution they make to Telecom's success, through a combination of fixed remuneration, targeted incentive schemes, multiple recognition programmes, a variety of employee benefits, and opportunities for growth and development.

We focus our reward investments on our best performers – those who've made the biggest contribution and who have delivered exceptional outcomes for our customers – to create the right incentives for people to strive for success.

We operate targeted incentive schemes – sales commissions that reward people for acquiring and retaining our customers, short-term incentives for those employees who have direct accountability for driving Telecom's performance and long-term incentives that align to the interests of our shareholders for our most senior managers – where it is appropriate and is aligned to our strategy.

Our employee benefit offering, which gives our people access to Telecom products and services, has been simplified and enhanced. It allows our people to select a range of home calling, broadband and mobile products and services for free, giving them the opportunity to experience what our customers experience.

Capability

As one of the largest companies in New Zealand, operating in an exciting industry and undertaking some of the most significant and complex technology initiatives, Telecom attracts a diverse and highly skilled range of people.

We support our people to develop and grow through professional development activities, the opportunity to participate in projects, internal secondments and promotions and in attaining certifications, accreditations and professional memberships related to their job. Through growing our own people, and bringing in new skills and experience, we will ensure that we have the capability we need to deliver to our customers and our shareholders.

Telecom values diversity in its workforce and we believe that not only is there significant advantage in the value that diverse backgrounds, experience and perspectives bring to the Company but that it's also important that our people are representative of our customers and the communities in which we operate. We encourage our managers to explore new avenues for identifying talent, and to build diverse teams of people.

Working environment

One of the ways we create an innovative and productive environment for our people is by providing state-of-the-art working spaces, supported by the latest technology. Our flagship Auckland and Wellington buildings and many of our other sites around New Zealand support flexible working styles. This allows our people to work in different locations, increasing collaboration between teams and overall productivity and effectiveness. Our Gen-i Smart Meeting facilities enable high-definition videoconferencing from sites around New Zealand and internationally.

Telecom offers a range of flexible working options for our people, from remote working, variable hours of work, job sharing and special leave to accommodate personal commitments. We continue to expand our successful 'Agents @ Home' programme, which has around 150 of our call centre people operating from their homes. This balances their individual needs and our requirements and enables greater flexibility for Telecom to manage working hours that meet customer demands.

We also take the safety of our people, our customers and suppliers and those visiting our premises seriously. Telecom is an Accredited Employer under the Accident Compensation Corporation (ACC) 'Partnership Programme', which entitles us to take responsibility for managing workplace injuries in return for the Company bearing the costs. Our comprehensive Health and Safety Programme in conjunction with membership of the Partnership Programme has seen work-related injuries, lost-time injuries and injury-related absences continue to reduce year on year.

Our Community – The Telecom Foundation

The Telecom Foundation continued to strengthen its reputation as a leading corporate umbrella organisation for philanthropic, community and charitable activities. Established in 2011 the Foundation is registered with the Charities Commission and is governed by a Board made up of a majority of independent external trustees.

In FY13, there were a number of changes to the Foundation Board as individuals completed their two year tenure and new appointments were made. Christchurch-based academic Dr Bronwyn Hayward and Mayor of Porirua City Nick Leggett joined as external trustees alongside Chair Sir Bob Harvey and former Children's Commissioner Dr John Angus. The Telecom Foundation also appointed a new General Manager, Lynne Le Gros.

The Foundation's focus in FY13 has remained on two key principles, encouraging generosity and creating a better future for Kiwi Kids. Two major new initiatives in FY13 were the purchase of online giving platform Givealittle (see below) and a partnership with the Manaiakalani Education Trust signifying the Telecom Foundation's continued commitment to philanthropy in the wider community.

FY13 uptakes and outcomes from the programmes operated by the Telecom Foundation are detailed below:

Volunteering

Telecom employees are allocated one paid volunteer day to use during the year, this is optional for employees and they can choose which organisation they would like to volunteer for. In FY13, 1,774 people took a volunteer day, 32.5% of all employees.

The Telecom Foundation also recognised that many Telecom people have professional skills that they may want to offer to charitable or community organisations, as well as the typical group volunteering opportunities, such as planting trees or helping with hands-on projects. The Foundation promoted the opportunity to take a skilled volunteer day and is developing a strategy around growing the skilled volunteering base in FY14.

Payroll Giving

The Telecom Foundation reached a major milestone in FY13 with NZ$1 million donated through its universal payroll giving and matching programme.

This allows employees to choose the charities, schools and community groups they would like to donate to (there are more than 25,000 eligible organisations).

On the launch of the Foundation, Telecom pledged NZ$1 million to kick start the payroll giving programme. Annually, donations are matched up to $1,000 for all charities an employee donates to and up to a further $1,000 for school donations, in most cases doubling the level of donations received by organisations participating.

Since payroll giving was introduced at Telecom in July 2011, 31% of all eligible Telecom staff have participated. Employee communication and education about the benefits of payroll giving has been integral to engaging Telecom's workforce and achieving results considered best practice in New Zealand and well regarded against international benchmarks.

Givealittle

In FY13, the Telecom Foundation acquired online fundraising platform Givealittle (www.givealittle.co.nz) and turned it into New Zealand's only zero fees fundraising platform. The purchase of Givealittle is in line with the Foundation's vision of encouraging the generosity of all New Zealanders.

Under Telecom Foundation ownership, Givealittle has removed the 5% administration fee commonly deducted from donations on such fundraising platforms – meaning 100% of New Zealanders' donations now reach their chosen cause or charity. Since the acquisition of Givealittle in late FY13, average monthly donation volumes have more than tripled and the total amount raised during FY13 was $1.84 million.

Manaiakalani Education Trust

In March 2013 the Foundation announced a partnership with the Manaiakalani Education Trust, supporting a cluster of 11 low-decile schools showing strong improvements in learning outcomes and student engagement in some of Auckland's lowest-income communities.

The Foundation's contribution of $1 million over four years will fund e-learning research and innovation. Over the past seven years, the Manaiakalani Programme has transformed teaching and learning methods across participating schools. Students have a netbook computer of their own from Year 5, paid for by their parents in modest instalments.

Test results over recent years are showing that children on the Manaiakalani Programme are raising their educational performance at a significantly faster rate when compared with schools using more conventional teaching methods.

As a result of the Telecom Foundation's investment, the Manaiakalani Education Trust will accelerate its plan to make available the programme's building blocks – already the subject of interest from educators nationally and internationally – to all New Zealand schools keen to progress e-learning methods. The new funding has already enabled the establishment of the Manaiakalani Innovative Teacher Academy, where eight teachers from the cluster have been accepted to conduct independent research into particular issues that will advance e-learning education methods.

The Telecom Foundation offers payroll giving to the Manaiakalani Trust and plans to develop a volunteering programme for Telecom employees in conjunction with the cluster in FY14.

Our Environment

Telecom's environmental and sustainability strategy

Telecom's environmental and sustainability strategy is underpinned by five principles: environmental commitment, environmental management, sustainability, climate change, and advocacy. Telecom aims to consciously manage the four key elements that drive Telecom's carbon footprint by making small differences each day in everything we do at work.

This strategy seeks to:

- Reduce power consumption;

- Reduce, reuse and recycle waste;

- Reduce travel; and

- Eliminate ozone-depleting substances in our operations by 2017.

New Zealand environmental management

Telecom must conform to current environmental legislation and regulations requirements. These requirements include the installation, operation, maintenance and upgrade of Telecom's infrastructure with compliance monitored using Telecom's network environmental compliance system.

Telecom's compliance with environmental legislation and regulation includes the areas of:

- Emissions from backup generators;

- Visual impact of network structures;

- Radio frequency emissions from mobile and radio communication sites;

- Noise levels from equipment; and

- The storage and transportation of dangerous substances.

Encouraging sustainability to be a part of day-to-day business

Telecom continued to encourage the integration of sustainability into everyday business in FY13. Some examples of practical ways in which the Telecom environmental and sustainability strategy is put to action include:

- The reduction of air and vehicle travel was encouraged through the promotion of smart meeting rooms and video conference rooms as a better alternative to air travel between the Auckland, Hamilton, Wellington and Christchurch offices;

- The mobile phone recycling scheme continued to be successful in FY13. Telecom encouraged its customers and staff to recycle their phones by placing recycling bins in its stores and in Telecom working offices. Through this scheme working devices are on-sold to emerging markets and unusable devices are recycled through the correct channels. The proceeds from these two activities go to the Starship Children's Hospital;

- Managing and coordinating the removal and recycling of waste through the OneTelecom waste management strategy, which was approved in 2011; and

- Helping our customers meet their own sustainability goals through our infrastructure services, procurement services, software solutions and training services. The technologies that we can provide help towards cost reductions and environmental benefit. For example, the reduction of travel with the use of video conference and Telepresence solutions.

Waste management

Telecom's waste management strategy aims to ensure that all waste is managed and recycled in an efficient, cost-effective and environmentally friendly manner. Each business unit within Telecom manages and processes its own waste, overseen by a centralised recycling team. This strategy is an extension on the waste management processes already in effect within Telecom Connect, the spares management programme and Chorus.

The waste management programme utilises a concept of 4 'R' priorities: recovering, reusing, reselling and recycling. Waste is allocated into different waste streams, which are then processed accordingly and appropriately. The centralised recycling team continues to cover both Telecom and Chorus, with waste being processed on this centralised basis post demerger.

Although Telecom aims to fulfil its waste management strategy at every opportunity, in FY13 a change in cleaning services supplier led to an isolated change in Telecom recycling practises relating to some office waste. As a consequence, the proportion of office waste recycled declined from 48% to 32%, while residual waste going to landfills increased by 54%. This issue has been identified and is being addressed with the assistance of Transpacific, a leading company in waste management.

Carbon emissions management

Telecom is pleased to report that its carbon footprint has continued to decrease and that its carbon intensity continues to track as one of the lowest in the telecommunications industry across the world. Since the 2006 base year Telecom has been actively measuring its greenhouse gas emissions, in terms of carbon dioxide equivalents (CO_2e). In this time, Telecom has reduced its emission flows by 31%.

Telecom's sources of emissions include electricity, diesel, air travel, vehicle fuel, refrigerants and waste. In FY13, Telecom reduced its CO_2e emissions by 7 kilotonnes (15%) to 37 kilotonnes as emission flows from most sources declined. In particular, Telecom's electricity emissions reduced by 4 kilotonnes, or 11%. Air travel emissions were down by more than one quarter to 5 kilotonnes; fleet emissions reduced by 14%; diesel emissions reduced by 21%; and refrigerant emissions more than halved. While waste to landfill increased significantly, as noted earlier, this accounts for approximately 1% of total emissions.

Australian Operations – community and environment

Telecom's Australian operations take part in a wide range of activities that aim to assist those who need it most.

Community

Under its Corporate Social Responsibility programme, AAPT undertakes a number of initiatives to reach out to the community across a broad spectrum of not-for-profit industries.

AAPT is a platinum partner for the National Breast Cancer Foundation, offering an array of telecommunications and community services. This includes participation in events such as Pink Ribbon Day, as well as the Mothers' day Classic Fun Run.

AAPT is an extremely proud sponsor of ACMF (Australian Children's Music Foundation). This partnership annually culminates in the stunning 'Dueting It For The Kids' concert, an event that stars many of Australia's finest performers and raises funds for the very worthy ACMF cause.

World Vision

AAPT is proud of its association with one of the world's largest charitable groups, World Vision Australia (WVA). The partnership with WVA stems from both a telecommunications and community perspective. The association includes sponsoring children from impoverished areas, as well as writing letters and other correspondence. AAPT continues to look to leverage its own resources to promote the WVA brand.

Environment

AAPT is dedicated to minimising waste and ensuring the best possible use of resources. It is a philosophy reflected both internally and externally. It is also something we encourage our stakeholders to participate in. Two particular projects of note are:

- Earth Hour – since 2007 AAPT has joined thousands of businesses and households around the world in turning off our lights as a symbol of our commitment to a sustainable future; and

- Waste Management – all AAPT offices operate paper recycling facilities and paper for printing is produced from a percentage of post-consumer waste. AAPT promotes electronic invoicing and bill payment, cutting down both paper usage and the accompanying resources needed to transport a physical invoice.

Key performance indicators

The following key performance indicators (KPIs) set out key measures assessed by management:

		FY13 % INCREASE / (DECREASE)	FY13	FY12	FY11
Revenue and other gains – continuing operations[1]	NZ$M	(8.5)%	4,189	4,576	5,004
Adjusted revenue and other gains – continuing operations[1,2]	NZ$M	(8.1)%	4,174	4,540	4,986
EBITDA – continuing operations[1,2]	NZ$M	(14.6)%	922	1,079	761
Adjusted EBITDA – continuing operations[1,2]	NZ$M	(0.5)%	1,043	1,048	1,000
Depreciation and amortisation expense – continuing operations[1]	NZ$M	(6.4)%	539	576	708
Net earnings – continuing operations[1]	NZ$M	(23.5)%	238	311	(79)
Adjusted net earnings – continuing operations[1,2]	NZ$M	21.7%	342	281	88
Capital expenditure – continuing operations[1,6]	NZ$M	18.6%	465	392	510
Retail and Gen-i access lines[3]	(000)s	(4.7)%	1,000	1,049	1,137
Broadband connections[3]	(000)s	4.8%	649	619	610
Total mobile connections[3,4]	(000)s	(10.6)%	1,815	2,031	2,097
Employee numbers[5] (FTE including contractors)		(16.2)%	6,622	7,903	8,353

[1] Telecom's continuing operations represent the ongoing business after demerger.

[2] EBITDA, adjusted EBITDA, adjusted revenue and adjusted net earnings are all non-Generally Accepted Accounting Principles (GAAP) measures and are not comparable to the International Financial Reporting Standards (IFRS) measure of performance. These measures are defined and reconciled in the discussion below.

[3] Measure as at 30 June.

[4] Mobile connections include CDMA network connections of 466,000 at 30 June 2012 and 914,000 at 30 June 2011. The CDMA network was closed in July 2012.

[5] FTEs are full-time equivalents and are measured as at 30 June.

[6] Excludes capital expenditure related to discontinued operations of NZ$136 million in FY12 and NZ$404 million in FY11.

Business review

Results

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER AMERICAN DEPOSITARY SHARE (ADS) AMOUNTS)	2013 NZ$M	2012 NZ$M	2011 NZ$M	2010 NZ$M	2009 NZ$M
Income statement data					
Operating revenues and other gains from continuing operations					
Fixed	2,535	2,862	3,265	3,487	3,854
Mobile	926	940	946	934	934
IT services	530	543	556	483	521
Other operating revenues	169	177	192	246	241
Other gains	29	54	45	27	12
Total operating revenues and other gains from continuing operations	**4,189**	**4,576**	**5,004**	**5,177**	**5,562**
Operating expenses					
Labour	699	797	832	858	876
Intercarrier costs	936	1,160	1,559	1,594	1,867
Other operating expenses	1,484	1,535	1,595	1,809	1,890
Other expenses	110	5	42	–	–
Asset impairments	38	–	215	–	101
Depreciation	332	363	468	527	484
Amortisation	207	213	240	245	216
Total operating expenses from continuing operations	**3,806**	**4,073**	**4,951**	**5,033**	**5,434**
Net earnings/(loss) from continuing operations	238	311	(79)	6	(8)
Net earnings from discontinued operations	–	846	245	376	408
Non-controlling interests	(2)	(2)	(2)	(2)	(2)
Net earnings attributable to shareholders	236	1,155	164	380	398
Earnings/(loss) per share/ADS from continuing operations					
Basic and diluted earnings per share	0.13	0.16	(0.04)	0.00	(0.01)
Basic and diluted earnings per ADS	0.65	0.80	(0.19)	0.01	(0.03)
Earnings per share/ADS from discontinued operations					
Basic and diluted earnings per share	–	0.44	0.13	0.20	0.22
Basic and diluted earnings per ADS	–	2.20	0.64	0.99	1.11
Total earnings per share/ADS					
Basic and diluted earnings per share	0.13	0.60	0.09	0.20	0.22
Basic and diluted earnings per ADS	0.65	3.00	0.45	1.00	1.08
Balance sheet data					
Property, plant and equipment	1,347	1,515	3,892	4,066	4,021
Total assets	3,493	3,667	6,392	6,865	6,765
Debt due within one year	225	407	397	184	385
Long-term debt	751	605	1,700	2,137	2,281
Total liabilities	2,080	2,041	4,081	4,320	4,320
Total equity attributable to equity holders of the Company	1,407	1,621	2,306	2,545	2,445
Contributed capital	899	990	1,528	1,515	1,384
Weighted average number of ordinary shares outstanding					
Basic (in millions)	1,845	1,918	1,924	1,891	1,837
Diluted (in millions)	1,847	1,922	1,928	1,895	1,839

Overview

Operating revenues

Telecom earns revenue primarily by providing retail and wholesale customers mass-market products, services and support to the New Zealand residential and SME market, as well as innovative ICT and cloud-based solutions to large corporate and government customers across New Zealand and Australia. As a full service provider these services include fixed line calling, access products, mobile voice, SMS, content and data, integrated IT and telecommunications solutions.

Telecom divides its operating revenues into the following categories:

- Fixed revenue, which is the revenue Telecom earns using its fixed network infrastructure and includes:

  - Access revenue from providing lines to residential and business customers;

  - Calling revenue from providing fixed line and national and international calling to residential and business customers;

  - Data revenue from products such as ISDN, international leased data and megalink; and

  - Broadband revenue from Unbundled Bitstream Access legacy broadband and internet access products.

- Mobile revenue, which is the revenue received from mobile access, calling, roaming, data, SMS and other value-added services;

- IT services revenue, which primarily consists of managed services, business solutions, procurement and other professional services relating to Gen-i; and

- Other revenue, which primarily consists of revenue from equipment sales, dividends and other income.

Operating expenses

Telecom divides its operating expenses into labour, intercarrier, other operating expenses, other expenses and asset impairments. Other expenses and asset impairments do not relate to the ongoing core business of Telecom and are of an irregular nature.

Labour expenses include both the cost of Telecom's employees and contractors.

Intercarrier expenses reflect the costs of carrying Telecom traffic on third party networks, both fixed line and mobile, within New Zealand and internationally.

Other operating expenses largely reflect the cost of maintaining and operating Telecom's fixed and mobile networks, mobile acquisition, dealer commissions, procurement and other IT service expenses and overheads.

Because of ongoing competitive pressure and mature markets, growing revenue is challenging so Telecom's ability to manage labour and other operating expenses will be a key driver of margin and profitability.

Principal factors impacting Telecom's results and key trends

Telecom's operating environment and industry outlook has remained challenging as a result of intense price competition, resulting in continued margin declines in fixed line, broadband and voice revenues and customers substituting new technologies for legacy products. These factors are reflected in Telecom's FY13 financial performance. Telecom's financial results for FY13 also include significant restructuring costs associated with implementing a strategic shift to reposition Telecom for the future. Telecom now places less emphasis on reselling fixed low margin services and focuses on mobile and adding value by leveraging Telecom's networks and the cloud to deliver communications, entertainment and IT services, while reducing operating expenditure. In FY13, Telecom continued to focus on operating cost reductions to offset the impact of revenue declines, as well as further focus on customer retention and targeted growth.

Increasing competition and price pressure

Telecom continues to face a high level of competition and price pressure in all markets. Telecom has responded to this by offering more value to customers with new initiatives, as well as with more competitive pricing.

Telecom's fixed revenues declined by 11.4% in FY13 and 12.3% in FY12 due to Telecom offering more competitive pricing and fewer customers. Telecom has made a strategic decision to hold share in the broadband market by being more competitive on price.

Telecom's mobile revenues decreased by 1.5% in FY13, with increased data-driven usage revenues being more than offset by lower handset sales compared to FY12.

The IT services market has been impacted by price competition.

Overall, the competitive sub-sectors of the telecommunications market in which Telecom operates continue to experience declining revenues and profits, especially for existing fixed line operators, such as Telecom.

Demerger

Telecom successfully completed the demerger of Chorus Limited on 1 December 2011. This had a significant impact on Telecom's income statement for FY12, which was re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, disclosed separately from Telecom's continuing operations. To enable comparability, the following commentary focuses on the performance of continuing operations.

Government regulation

Regulation had a significant impact on Telecom's earnings prior to the demerger, with continued regulation of prices, operational costs of running separate business units, as well as capital expenditure requirements for operational separation-related projects. However, post demerger, the regulatory burden has reduced significantly (see **Our company – Regulation**) and there are significantly fewer regulatory requirements compared to those Telecom has experienced over recent years. As a result, there was reduced operational and capital spend to meet regulatory obligations in FY13.

Economic conditions

The New Zealand economy has grown modestly in FY13, with Gross Domestic Product (GDP) growth of 2.5% (Source: Statistics NZ GDP Update for March 2013). In FY12, the economy had GDP growth of 2.0% (Source: Statistics NZ GDP Update for June 2012).

Investment in capital programmes

Telecom's FY13 capital expenditure from continuing operations increased by NZ$73 million or 18.6% from NZ$392 million in FY12 to NZ$465 million in FY13. The primary reason for the increase was the renewal of 3G mobile spectrum of NZ$54 million, as well as the start of two new major programmes of work being the Optical Transport Network (OTN) and re-engineering, which (along with mobile) will be the focus of Telecom capital expenditure for the next three years.

Capital expenditure from continuing operations in FY12 was 23.1% lower than in FY11, driven by reduced spend in low growth markets, re-validation of investment needs and tighter control of project costs.

Group result

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Continuing Operations:					
Operating revenues and other gains	4,189	4,576	5,004	(8.5)	(8.6)
Labour costs	(699)	(797)	(832)	(12.3)	(4.2)
Intercarrier costs	(936)	(1,160)	(1,559)	(19.3)	(25.6)
Other operating expenses	(1,484)	(1,535)	(1,595)	(3.3)	(3.8)
Other expenses	(110)	(5)	(42)	NM[1]	(88.1)
Asset impairments	(38)	–	(215)	NM	NM
EBITDA[2]	**922**	**1,079**	**761**	**(14.6)**	**41.8**
Depreciation	(332)	(363)	(468)	(8.5)	(22.4)
Amortisation	(207)	(213)	(240)	(2.8)	(11.3)
Finance income	32	26	15	23.1	73.3
Finance expense	(74)	(106)	(152)	(30.2)	(30.3)
Share of associates' net profits	–	–	1	NM	NM
Net earnings/(loss) before income tax	**341**	**423**	**(83)**	**(19.4)**	**NM**
Income tax (expense)/benefit	(103)	(112)	4	(8.0)	NM
Net earnings/(loss) for the year – continuing operations	**238**	**311**	**(79)**	**(23.5)**	**NM**
Net earnings for the year – discontinued operations	**–**	**846**	**245**	**NM**	**NM**
Net earnings for the year	**238**	**1,157**	**166**	**NM**	**NM**
Net earnings attributable to shareholders	236	1,155	164	NM	NM
Net earnings attributable to non-controlling interests	2	2	2	–	–

1 NM – not meaningful

2 EBITDA is a non-GAAP measure and is not comparable to the IFRS measure of net earnings. EBITDA is defined and reconciled in the discussion below.

Performance for the year ended 30 June 2013

Operating revenue and other gains for Telecom's continuing operations of NZ$4,189 million in FY13 reduced by NZ$387 million, or 8.5%, when compared to FY12. The reduction was largely driven by a NZ$327 million decline in fixed revenues due to the combined impacts of a lower access line base, Telecom's strategic decision to hold share in the broadband market by competing on price, lower demand and pricing in the international carrier services market and the final transition of customers to the purchaser of the consumer division in Australia.

Mobile revenues declined by NZ$14 million due to the fewer handset sales in FY13 compared to FY12 owing to a high proportion of customers coming off contract and re-signing in FY12 than FY13 and the uptake in FY13 of open smartphone plans allowing flexibility for customers to bring their own devices, as well as competitive pricing on roaming plans, partially offset by growth in data usage revenues.

IT services revenues declined by NZ$13 million in FY13 due to a combination of reduced revenue on contract renegotiations, some customer loss, the impact of one-off project work in FY12, and the strategy to exit low margin business.

Other gains of NZ$29 million in FY13 comprised NZ$15 million received from insurers relating to the Canterbury earthquakes (which were offset by NZ$9 million of earthquake costs included in other expenses); NZ$5 million from settlement arrangements agreed with a supplier; NZ$6 million from the winding up of a foreign operation; and NZ$3 million from gains on sale. The insurance receipts are treated as adjusting items.

The decline in operating revenues from continuing operations was largely offset by reductions in operating expenses before restructuring and earthquake related expenses and asset impairments, which fell by NZ$373 million, or 10.7%, to NZ$3,119 million in FY13.

Labour costs of NZ$699 million were NZ$98 million, or 12.3%, lower in FY13 when compared to FY12 due to continued headcount reduction initiatives and lower employee incentives.

Intercarrier costs of NZ$936 million were NZ$224 million, or 19.3%, lower in FY13 when compared to FY12 due to a combination of a lower access base and lower overall pricing and no longer incurring costs associated with providing services to the purchaser of the Consumer division of AAPT.

Other operating expenses of NZ$1,484 million were NZ$51 million, or 3.3%, lower in FY13 when compared to FY12 due to the impacts of a lower head count, ongoing focus on cost reductions and the impact of the change in trading arrangements with Chorus in FY12. The reductions in other operating expenses were partially offset by increased internet cost of sales arising from growth in broadband connections and increased promotional activity with the launch of new simplified broadband plans.

Other expenses of NZ$110 million in FY13 consisted of NZ$101 million relating to restructuring costs and NZ$9 million further costs arising in relation to the Canterbury earthquakes (which were offset by NZ$15 million of insurance proceeds included in other gains).

Asset impairment costs of NZ$38 million in FY13 related to the write-down of certain property, plant and equipment and intangible assets. NZ$26 million of these impairments were as a direct result of Telecom re-setting its strategy, as work on certain projects ceased and these are treated as adjusting items as detailed below. The remaining NZ$12 million of impairments related to assets whose future economic benefit was assessed as being lower than the assets' carrying value.

Combined depreciation and amortisation charges of NZ$539 million decreased by NZ$37 million, or 6.4%, in FY13 when compared to NZ$576 million in FY12, due to the flow-on effect from significant reductions in capital expenditure in the past two years.

The net finance expense in FY13 of NZ$42 million was NZ$38 million, or 47.5%, lower than in FY12 primarily due to reduced debt levels and lower interest rates.

The FY13 tax expense of NZ$103 million was NZ$9 million, or 8.0%, lower than the NZ$112 million tax expense recognised in FY12, largely due to lower taxable earnings in FY13 due to restructuring costs.

Net earnings after tax from continuing operations of NZ$238 million in FY13 were NZ$73 million, or 23.5%, lower than NZ$311 million of earnings in FY12, primarily due to restructuring costs and asset impairments in FY13.

Performance for the year ended 30 June 2012

Operating revenues and other gains for Telecom's continuing operations of NZ$4,576 million in FY12 reduced by NZ$428 million, or 8.6%, compared to FY11. The key drivers of this revenue trend were:

- Fixed revenues decreased as a result of a combination of declines in calling revenue due to lower demand and pricing in the international carrier services market, also with the impact of customer churn and managed rationalisation in Australia (which also affected resale revenues); and

- Mobile revenue reductions from lower SMS and mobile termination rates, partially offset by increased device and mobile data revenues and a change in mobile terms and conditions.

Other gains of NZ$54 million in FY12 comprised NZ$8 million interim insurance recoveries relating to the Canterbury earthquakes; NZ$28 million in relation to a non-cash foreign exchange gain; a NZ$4 million gain on the sale of Gen-i's Software Solutions business; NZ$8 million from settlement arrangements; and NZ$6 million of other gains on sale. Some of these gains are treated as adjusting items as detailed below.

The decline in operating revenues from continuing operations was more than offset by reductions in operating expenses (excluding other expenses and asset impairments), which fell by NZ$494 million, or 12.4%, to NZ$3,492 million in FY12.

Labour costs of NZ$797 million were NZ$35 million, or 4.2%, lower in FY12 when compared to FY11 due to continued headcount reduction initiatives.

Intercarrier costs of NZ$1,160 million were NZ$399 million, or 25.6%, lower in FY12 when compared to FY11 due to lower overall pricing, including lower mobile termination rates.

Other operating expenses of NZ$1,535 million were NZ$60 million, or 3.8%, lower in FY12 when compared to FY11 due to the impacts of a lower headcount, ongoing focus on cost reductions, the impact of a strong New Zealand dollar and FY11 including three months of costs for AAPT's Consumer division, preceding its sale in September 2010, combined with the impact of the change in trading arrangements. The reductions in other operating expenses were partially offset by increased mobile cost of sales arising from both increased demand and average mobile device prices, as well as CDMA migration costs.

Other expenses of NZ$5 million in FY12 relate to further costs arising in relation to the Canterbury earthquakes.

Combined depreciation and amortisation charges of NZ$576 million decreased by NZ$132 million, or 18.6%, in FY12 when compared to NZ$708 million in FY11, due to the sale of AAPT's Consumer division assets in September 2010, reduced depreciation on the CDMA network, which was fully depreciated during FY11, the asset impairment recognised in FY11, and the flow-on effect from significant reductions in capital expenditure in FY11 and FY12.

The net finance expense in FY12 of NZ$80 million was NZ$57 million, or 41.6%, lower than in FY11 primarily due to the debt restructuring in connection with the demerger.

The FY12 tax expense of NZ$112 million was NZ$116 million higher than the NZ$4 million tax credit recognised in FY11. The movement is principally due to a NZ$142 million increase arising from higher FY12 taxable earnings, partially offset by a NZ$18 million impact in FY11 as a result of a reduction in the value of certain tax credits following legislative changes and the change in tax rate from 30% to 28%.

Net earnings after tax from continuing operations of NZ$311 million in FY12 were significantly higher than the NZ$79 million loss in FY11, primarily due to the reductions in depreciation and amortisation charges in FY12 and the asset impairments in FY11.

Net earnings after tax from discontinued operations of NZ$846 million in FY12 were significantly higher than the NZ$245 million in the comparative period, primarily due to the gain on the disposal of Chorus. Included in the discontinued operations result are transaction and refinancing costs of NZ$160 million, which included economic demerger transaction costs of NZ$86 million, being NZ$36 million of financing and consent fees and NZ$50 million of other transaction costs.

Non-GAAP measures

Telecom uses EBITDA, adjusted EBITDA, adjusted revenues, adjusted net earnings and ARPU when discussing financial performance. These are non-GAAP financial measures and are not prepared in accordance with IFRS.

They are not uniformly defined or utilised by all companies in the telecommunications industry. Accordingly, these measures may not be comparable with similarly titled measures used by other companies. Non-GAAP financial measures should not be viewed in isolation nor considered as a substitute for measures reported in accordance with IFRS.

Management believes that these measures provide useful information as they are used internally to evaluate performance of business units, to analyse trends in cash-based expenses, to establish operational goals and allocate resources.

Telecom calculates EBITDA by adding back depreciation, amortisation, finance expenses, share of associates' profits/losses and taxation expenses to net earnings less finance income.

Adjusted EBITDA is the segment result reported, plus the net result of Corporate revenue and expenses, in the financial statements. It excludes significant one-off gains, expenses and impairments that are also excluded from the segmental result to provide an indication of the underlying earnings of that segment. The sum of the segment's results is reconciled to net earnings before income tax in note 2 to the financial statements.

Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

Adjusted revenues are revenues excluding significant one-off gains that are also excluded from the segmental result to provide an indication of the underlying revenues of that segment.

Telecom uses Average Revenue Per User (ARPU) as a measure of the average monthly service revenue on a per customer basis. Telecom believes that this measure provides useful information about the usage of Telecom's products and the Company's ability to attract and retain high-value customers.

Management uses adjusted information to measure underlying trends of the business and monitor performance.

Reconciliations from the IFRS measure of net earnings to Telecom's adjusted net earnings, and adjusted EBITDA are shown below.

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Continuing Operations					
Net earnings	238	311	(79)	(23.5)	NM
Add back: depreciation	332	363	468	(8.5)	(22.4)
Add back: amortisation	207	213	240	(2.8)	(11.3)
Less: finance income	(32)	(26)	(15)	23.1	73.3
Add back: finance expense	74	106	152	(30.2)	(30.3)
Add back: share of associates' net (profits)/losses	–	–	(1)	NM	NM
Add back: taxation expense/(credit)	103	112	(4)	(8.0)	NM
EBITDA from continuing operations	**922**	**1,079**	**761**	**(14.6)**	**41.8**
Less: insurance proceeds[1]	(15)	(8)	–	NM	NM
Less: gains on sale[2]	–	–	(18)	NM	NM
Less: non-cash foreign exchange gain[3]	–	(28)	–	NM	NM
Add: natural disaster costs[4]	9	5	42	NM	NM
Add: asset impairments[5]	26	–	215	NM	NM
Add: restructuring costs[6]	101	–	–	NM	NM
Adjusted EBITDA from continuing operations	**1,043**	**1,048**	**1,000**	**(0.5)**	**4.8**
EBITDA from discontinued operations (refer note 9 to financial statements)	–	321	801	NM	(59.9)
Total adjusted EBITDA	**1,043**	**1,369**	**1,801**	**(23.8)**	**(24.0)**

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Net earnings from continuing operations	238	311	(79)	(23.5)	NM
Less: insurance proceeds[1]	(15)	(8)	–	NM	NM
Less: gains on sale[2]	–	–	(18)	NM	NM
Less: non-cash foreign exchange gain[3]	–	(28)	–	NM	NM
Add: natural disaster costs[4]	9	5	42	NM	NM
Add: asset impairments[5]	26	–	215	NM	NM
Add: restructuring costs[6]	101	–	–	NM	NM
Add/(less): taxation effect on items above	(17)	1	(72)	NM	NM
Adjusted net earnings from continuing operations	**342**	**281**	**88**	**21.7**	**NM**

1 Other income of NZ$15 million in relation to insurance proceeds from the Canterbury earthquakes (FY12: NZ$8 million).

2 The Consumer division of AAPT's operations was sold in FY11 resulting in a gain of NZ$18 million.

3 One-off gain of NZ$28 million in relation to the non-cash foreign exchange gain in FY12.

4 Costs of NZ$9 million incurred in relation to the Canterbury earthquakes, comprised of incremental operational costs incurred, customer credits and asset impairments (FY12: NZ$5 million; FY11: NZ$42 million).

5 NZ$26 million of impairment costs recognised as a direct result of Telecom re-setting its strategy (FY11: NZ$215 million of copper-based regulatory assets due to the move to a fibre orientated world).

6 Costs of NZ$101 million associated with Telecom implementing its new strategy.

Segmental results

An analysis of the results by business unit is presented below:

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Retail	718	728	718	(1.4)	1.4
Gen-i	370	389	364	(4.9)	6.9
Wholesale & International	224	221	206	1.4	7.3
AAPT	74	88	90	(15.9)	(2.2)
T&SS	(287)	(306)	(305)	(6.2)	0.3
Segmental EBITDA	**1,099**	**1,120**	**1,073**	**(1.9)**	**4.4**

Telecom's business units comprise Retail, Gen-i, Wholesale & International, and AAPT and they are supported by a technology and shared services unit (T&SS). In addition to these operating segments, the results of which are reported to Telecom's Chief Executive Officer (CEO), there is also a corporate centre.

Telecom has re-presented its revenue categories for FY13 to reflect the way results are reported and assessed internally. Total revenue for the Group and per segment are unchanged and comparative periods have been reclassified to align to the new categories.

Telecom has re-presented its comparative segment results to reflect the discontinuance of the 'Full Cost Apportionment' (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of allocating substantially all the costs from T&SS and certain Corporate costs to customer-facing business units has ceased. These costs are instead reported within the T&SS and Corporate results. Telecom has also re-presented the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. There is no change to the overall Group reported result due to these changes.

The business unit results exclude significant one-off gains, expenses and impairments. These items are not included in the business unit results presented to Telecom's CEO to enable an analysis of the underlying earnings.

Retail

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Operating revenues and other gains					
Fixed	1,099	1,199	1,277	(8.3)	(6.1)
Mobile	697	698	711	(0.1)	(1.8)
IT services	2	2	4	–	(50.0)
Other operating revenues	27	23	23	17.4	–
Other gains	–	3	–	NM	NM
Internal revenue	2	3	–	(33.3)	NM
Total operating revenues and other gains	**1,827**	**1,928**	**2,015**	**(5.2)**	**(4.3)**
Operating expenses					
Labour	(113)	(133)	(138)	(15.0)	(3.6)
Intercarrier	(319)	(383)	(532)	(16.7)	(28.0)
Other operating expenses	(640)	(541)	(340)	18.3	59.1
Internal operating expenses[1]	(37)	(143)	(287)	(74.1)	(50.2)
Total operating expenses	**(1,109)**	**(1,200)**	**(1,297)**	**(7.6)**	**(7.5)**
EBITDA	**718**	**728**	**718**	**(1.4)**	**1.4**

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

FY13 vs. FY12

Fixed revenues declined by NZ$100 million, or 8.3%, to NZ$1,099 million in FY13 due to a combination of lower calling revenues due to price competition, a lower access line base, a substitution of fixed to mobile calling, as well as the re-pricing of key calling categories. As at 30 June 2013, the number of Retail access lines decreased by 4.4%, or 43,000, from 976,000 at 30 June 2012 to 933,000 at 30 June 2013. Broadband revenue declined 7.5% from NZ$319 million to NZ$295 million as Retail made a strategic decision to hold share in the broadband market by being more competitive on price. Telecom launched new simplified broadband plans in October 2012 leading to a growth in retail broadband connections of 5.2%, or 31,000, from 599,000 at 30 June 2012 to 630,000 at 30 June 2013.

Telecom's mobile customer base (including Retail and Gen-i) decreased by 10.6% to 1.815 million customers at 30 June 2013 from 2.031 million customers at 30 June 2012. This decline is largely attributable to the closure of the CDMA network in July 2012 and associated loss of predominantly low value prepaid customers. Consequently, the prepaid base has decreased by 228,000, or 20.3%, since 30 June 2012. Mobile ARPU increased by 18.1% to NZ$33.65 in FY13 when compared to NZ$28.50 in FY12 resulting from growth in usage revenues and the loss of low value prepaid customers.

The following table sets out Telecom's New Zealand mobile connections:

NUMBER OF MOBILE CONNECTIONS (RETAIL, GEN-i AND TELECOM WHOLESALE)	2013 (000)	2012 (000)	2011 (000)	2013/2012 % CHANGE	2012/2011 % CHANGE
WCDMA connections	1,815	1,565	1,183	16.0	32.3
CDMA connections	–	466	914	NM	(49.0)
Total	**1,815**	**2,031**	**2,097**	**(10.6)**	**(3.1)**
Postpaid connections	920	908	848	1.3	7.1
Prepaid connections	895	1,123	1,249	(20.3)	(10.1)
Total	**1,815**	**2,031**	**2,097**	**(10.6)**	**(3.1)**

Retail mobile revenue of NZ$697 million in FY13 was stable when compared to FY12. Mobile usage revenues increased by NZ$30 million, or 6.1%, in FY13 compared to FY12 due to strong data revenue growth due to acquiring more high value customers and continued acceleration of data use with higher smartphone penetration. This was largely offset by lower handset sales in FY13 compared to FY12 due to a high proportion of customers coming off contract and re-signing in FY12 than FY13, with the anniversary of the WCDMA network and the uptake in FY13 of open smartphone plans, providing customers continued value and greater flexibility.

Operating expenses of $1,109 million in FY13 were NZ$91 million, or 7.6%, less than in FY12 primarily due to lower labour costs and intercarrier expenses. Labour costs are down NZ$20 million due to a combination of headcount reductions and lower employee incentive costs. Intercarrier expenses have reduced by 16.7%, or NZ$64 million, to NZ$319 million in FY13 due to a combination of a lower access base than in FY12, as well as changes to pricing in the trading arrangements with Chorus to those charged pre-demerger

FY12 vs. FY11

Retail's operating revenues in FY12 of NZ$1,928 million decreased by NZ$87 million, or 4.3%, when compared to FY11.

Fixed revenues declined by NZ$78 million, or 6.1%, to NZ$1,199 million in FY12 due to a combination of lower calling revenues due to the lower access line base, as well as the re-pricing of

key calling categories. As at 30 June 2012 the number of Retail access lines was 8.0% lower from 1.061 million at 30 June 2011 to 0.976 million at 30 June 2012. The decline in calling and access revenues was partially offset by growth in fixed broadband revenues. Despite an increase in price-based competition in the market, broadband connections of 599,000 at 30 June 2012 increased by 8,000, or 1.4%, when compared to 30 June 2011.

Retail mobile revenues decreased by NZ$13 million, or 1.8%, to NZ$698 million in FY12 when compared to FY11, due to reductions in mobile termination rates and declines in mobile voice revenues, partially offset by increased mobile data revenues and increased device revenues (which include the impact of a change in mobile terms and conditions).

Continued focus on cost-efficiency drove operating costs in FY12 down by NZ$97 million, or 7.5%, compared to NZ$1,297 million in FY11.

Intercarrier costs of NZ$383 million were NZ$149 million, or 28.0%, lower than in FY11 due to new trading arrangements with Chorus. Other operating costs increased by NZ$201 million, or 59.1%, to NZ$541 million when compared to FY11 primarily due to mobile cost of sales increasing as a result of increased sales of higher-cost smartphone devices, increased device volumes during the CDMA closure and upgrade activity on WCDMA. Internal expenses decreased by NZ$144 million, or 50.2%, to NZ$143 million when compared to FY11, primarily due to the demerger of Chorus.

Gen-i

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Fixed	471	515	588	(8.5)	(12.4)
Mobile	213	226	208	(5.8)	8.7
IT services	523	540	551	(3.1)	(2.0)
Other operating revenues	1	1	8	–	(87.5)
Other gains	2	4	–	(50.0)	NM
Internal revenue	51	49	47	4.1	4.3
Total operating revenues and other gains	**1,261**	**1,335**	**1,402**	**(5.5)**	**(4.8)**
Operating expenses					
Labour	(263)	(294)	(318)	(10.5)	(7.5)
Intercarrier costs	(82)	(86)	(104)	(4.7)	(17.3)
Other operating expenses and impairments	(479)	(458)	(446)	4.6	2.7
Internal operating expenses[1]	(67)	(108)	(170)	(38.0)	(36.5)
Total operating expenses	**(891)**	**(946)**	**(1,038)**	**(5.8)**	**(8.9)**
EBITDA	**370**	**389**	**364**	**(4.9)**	**6.9**

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

FY13 vs. FY12

Fixed revenues declined by NZ$44 million, or 8.5%, to NZ$471 million in FY13 when compared to FY12. This can be attributed to customers continuing to consolidate lines and moving to IP-based services, ongoing market competition creating price pressure and substitution of legacy copper-based products with lower margin fibre and over the top services. The rate of decline slowed from 12.4% in FY12 to 8.5% in FY13.

Mobile revenues of NZ$213 million decreased by NZ$13 million, or 5.8%, in FY13 when compared to FY12 primarily driven by the move from voice and messaging to using data and competitive pricing on roaming plans.

IT services revenue decreased by NZ$17 million, or 3.1%, to NZ$523 million in FY13 when compared to FY12, due to a combination of reduced revenue on contract renegotiations, some customer loss, the impact of special project work in FY12 not repeated in FY13, and the strategy to exit low-margin business.

Telecom acquired Revera Limited on 7 May 2013 for NZ$85 million. Revera contributed IT services revenue of NZ$8 million and EBITDA of NZ$2 million since acquisition date.

Labour costs decreased by NZ$31 million, or 10.5%, to NZ$263 million in FY13 compared to FY12 due to reduced headcount as a result of organisational restructuring and lower employee incentive costs. Intercarrier costs decreased by NZ$4 million, or 4.7%, to NZ$82 million in FY13 when compared with FY12 representing savings made in Chorus trades.

FY12 vs. FY11

Gen-i's EBITDA improved by NZ$25 million, or 6.9%, to NZ$389 million in FY12 when compared to FY11 despite operating revenues and other gains declining by NZ$67 million or 4.8%.

Fixed revenues declined by NZ$73 million, or 12.4%, to NZ$515 million in FY12 when compared to FY11 due to customers consolidating lines and moving to IP-based services, ongoing market competition, exit of a significant financial services client in Australia, market price pressure and substitution of legacy copper-based products with fibre.

Mobile revenues of NZ$226 million increased by NZ$18 million, or 8.7%, in FY12 when compared to FY11, reflecting continued growth in connections, increased data revenues and increased device revenues from smartphone uptake.

IT services revenue decreased by NZ$11 million, or 2.0%, to NZ$540 million in FY12 when compared to FY11 due to the exit of a major Australian client.

Labour costs decreased by NZ$24 million, or 7.5%, to NZ$294 million in FY12 and when compared with FY11 due to reduced headcount resulting from business transformation savings. Internal expenses declined by NZ$62 million, or 36.5%, to NZ$108 million when compared to FY11 primarily due to the movement of costs from internal to external costs arising from the new post-demerger trading arrangements with Chorus.

Wholesale & International

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Fixed	494	544	588	(9.2)	(7.5)
Mobile	11	6	9	83.3	(33.3)
IT services	2	1	1	NM	–
Other operating revenues	22	22	21	–	4.8
Other gains	–	6	–	NM	NM
Internal revenue	65	72	109	(9.7)	(33.9)
Total operating revenues and other gains	**594**	**651**	**728**	**(8.8)**	**(10.6)**
Operating expenses					
Labour	(18)	(22)	(28)	(18.2)	(21.4)
Intercarrier costs	(301)	(348)	(415)	(13.5)	(16.1)
Other operating expenses and impairments	(39)	(27)	(27)	44.4	–
Internal operating expenses[1]	(12)	(33)	(52)	(63.6)	(36.5)
Total operating expenses	**(370)**	**(430)**	**(522)**	**(14.0)**	**(17.6)**
EBITDA	**224**	**221**	**206**	**1.4**	**7.3**

1 Internal operating expenses for FY11 and FY12 include certain costs charged by Chorus pre-demerger, which are now included in other operating expenses post demerger.

FY13 vs. FY12

Wholesale & International's operating revenue of NZ$594 million in FY13 decreased by NZ$57 million, or 8.8%, when compared to FY12. The main driver of this decrease was a decline in fixed revenue, which decreased by NZ$50 million, or 9.2%, to NZ$494 million in FY13. Fixed calling minutes in FY13 remained largely consistent when compared to FY12 but the continuing decline in the average price per minute has resulted in the decrease in revenue.

Wholesale & International's operating expenses decreased by NZ$60 million, or 14.0%, to NZ$370 million in FY13 when compared to FY12. Intercarrier costs decreased by NZ$47 million, or 13.5%, to NZ$301 million in FY13 primarily due to lower costs per minute in the carrier services market and exiting low-margin customer arrangements.

FY12 vs. FY11

Wholesale & International's operating revenue decreased by NZ$77 million, or 10.6%, to NZ$651 million in FY12 when compared to FY11. Fixed revenues decreased by NZ$44 million, or 7.5%, to NZ$544 million in FY12, primarily due to competition in the international market causing a fall in the average price per minute, as well as exiting low-margin customer arrangements.

Wholesale & International's operating expenses decreased by NZ$92 million, or 17.6%, to NZ$430 million in FY12 when compared to FY11. Intercarrier costs decreased by NZ$67 million, or 16.1%, to NZ$348 million in FY12 primarily due to lower costs per minute in the carrier services market.

AAPT

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Fixed	468	602	812	(22.3)	(25.9)
Mobile	5	10	18	(50.0)	(44.4)
Other operating revenues	4	6	4	(33.3)	50.0
Other gains	1	–	–	NM	–
Internal revenue	37	46	66	(19.6)	(30.3)
Total operating revenues	**515**	**664**	**900**	**(22.4)**	**(26.2)**
Operating expenses					
Labour	(122)	(129)	(149)	(5.4)	(13.4)
Intercarrier costs	(232)	(342)	(505)	(32.2)	(32.3)
Other operating expenses	(63)	(68)	(102)	(7.4)	(33.3)
Internal operating expenses	(24)	(37)	(54)	(35.1)	(31.5)
Total operating expenses	**(441)**	**(576)**	**(810)**	**(23.4)**	**(28.9)**
EBITDA	**74**	**88**	**90**	**(15.9)**	**(2.2)**

Reported NZ$ results from AAPT are impacted by movements in exchange rates. The average NZ$:A$ foreign exchange rates for the last three years are shown in the table below.

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$:A$	NZ$:A$	NZ$:A$	% CHANGE	% CHANGE
Average NZ$:A$ foreign exchange rate	0.8011	0.7813	0.7685	2.5	1.7

The FY13 average NZ$:A$ foreign exchange rate was higher than the preceding financial year, resulting in a decrease in reported NZ$ revenues, expenses and EBITDA for AAPT in FY13.

AAPT

YEAR ENDED 30 JUNE	2013 A$M	2012 A$M	2011 A$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Operating revenues					
Fixed	373	468	625	(20.3)	(25.1)
Mobile	5	8	14	(37.5)	(42.9)
Other operating revenues	3	5	3	(40.0)	66.7
Other gains	1	–	–	NM	–
Internal revenue	29	35	51	(17.1)	(31.4)
Total operating revenues	**411**	**516**	**693**	**(20.3)**	**(25.5)**
Operating expenses					
Labour	(98)	(101)	(113)	(3.0)	(10.6)
Intercarrier costs	(185)	(266)	(389)	(30.5)	(31.6)
Other operating expenses	(51)	(53)	(78)	(3.8)	(32.1)
Internal operating expenses	(20)	(29)	(42)	(31.0)	(31.0)
Total operating expenses	**(354)**	**(449)**	**(622)**	**(21.2)**	**(27.8)**
EBITDA	**57**	**67**	**71**	**(14.9)**	**(5.6)**

The following analysis is based on the underlying Australian dollar (A$) results in order to remove the impact of foreign exchange movements.

FY13 vs. FY12

Operating revenues decreased by A$105 million, or 20.3%, to A$411 million in FY13 with A$95 million of the decline in fixed revenue. A$67 million of the revenue decline was attributable to the final churn of fixed and mobile services provided to the purchaser of the former AAPT Consumer division. The remaining business experienced an A$48 million decrease in revenue when compared to FY12 primarily due to customer churn, the continued rationalisation of low-margin Wholesale customers, pricing pressure and market consolidation prior to NBN going live, resulting in some AAPT customers shifting business to other providers. In December 2012 AAPT acquired NEC Australia's Nextep business, which contributed A$10 million to revenue in FY13.

Labour costs decreased by A$3 million, or 3.0%, to A$98 million in FY13 compared to FY12 due to lower headcount resulting from organisational restructure and lower employee incentive costs. Operating expenses decreased by A$95 million, or 21.2%, when compared to FY12. The majority of this decrease was in intercarrier costs, which reduced by A$81 million, or 30.5%, to A$185 million in FY13, due to no longer incurring costs associated with providing services to the purchaser of the consumer division, as well as fewer customers.

FY12 vs. FY11

Operating revenues decreased by A$177 million, or 25.5%, to A$516 million in FY12, with A$157 million of the decline in fixed revenue. A$92 million of the revenue decline was attributable to the net reduction in revenue due to the sale of the Consumer division in September 2010, which affected fixed revenues. The remaining business also experienced an A$87 million decrease in revenue when compared to FY11 primarily due to customer churn and the continued rationalisation of low-margin Wholesale customers.

Labour costs decreased in FY12 by A$12 million, or 10.6%, to A$101 million when compared to FY11, primarily due to lower headcount. Intercarrier costs reduced by A$123 million, or 31.6%, to A$266 million in FY12 when compared to FY11 in line with reduced revenue, reflecting the focus on higher margin data and internet sales partially offset by less favourable terms agreed with Telstra in FY12. Other operating expenses reduced by A$25 million, or 32.1%, to A$53 million in FY12 when compared to FY11. The reduction was driven by cost savings through the sale of the Consumer division, exiting contracts, billing system rationalisation and the exit of CBD office space.

Technology & Shared Services

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Operating revenues and other gains					
Fixed	3	2	–	50.0	NM
Other operating revenues	49	57	65	(14.0)	(12.3)
Other gains	5	5	22	NM	(77.3)
Internal revenue	–	3	10	NM	(70.0)
Total operating revenues and other gains	**57**	**67**	**97**	**(14.9)**	**(30.9)**
Operating expenses					
Labour	(101)	(119)	(107)	(15.1)	11.2
Intercarrier costs	–	(1)	(3)	NM	(66.7)
Other operating expenses and impairments	(235)	(239)	(279)	(1.7)	(14.3)
Internal operating expenses	(8)	(14)	(13)	(42.9)	7.7
Total operating expenses	**(344)**	**(373)**	**(402)**	**(7.8)**	**(7.2)**
EBITDA	**(287)**	**(306)**	**(305)**	**(6.2)**	**0.3**

FY13 vs. FY12

Operating revenues and other gains decreased by NZ$10 million, or 14.9%, to NZ$57 million in FY13 primarily due to lower supplier rebates and settlements received in FY13 than in FY12 and changes in trading arrangements with Chorus impacting FY12 revenue.

Labour costs reduced by NZ$18 million, or 15.1%, to NZ$101 million due to a combination of headcount reductions and lower employee incentive costs. Asset impairments of NZ$7 million related to certain assets whose future economic benefit was assessed as being lower than the assets' carrying value.

FY12 vs. FY11

Operating revenues decreased by NZ$30 million, or 30.9%, to NZ$67 million in FY12 primarily due to a NZ$22 million settlement with a supplier recognised in FY11 being NZ$17 million higher than settlements recognised in FY12.

Other operating expenses decreased by NZ$40 million, or 14.3%, to NZ$239 million in FY12 due to savings from insourcing IT support, as well as ongoing focus on cost-reduction programmes.

Critical accounting policies and recently issued accounting standards

See note 1 to the financial statements for Telecom's critical accounting policies. Telecom's critical accounting policies have been reviewed by Telecom's Audit and Risk Management Committee. See note 34 to the financial statements for the potential impact of recently issued accounting standards.

Capital management and dividend policy

Cash flows

The following table sets out information regarding Telecom's cash flows from FY11 to FY13:

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Net cash from					
Operating activities	885	985	1,349	(10.2)	(27.0)
Investing activities	(462)	(663)	(835)	(30.3)	(20.6)
Financing activities	(488)	(462)	(520)	5.6	(11.2)
Foreign exchange movement	(2)	1	(9)	NM	NM
Net increase/(decrease) in cash	**(67)**	**(139)**	**(15)**	**(51.8)**	**NM**

FY13 vs. FY12

Net cash from operating activities

Net cash from operating activities decreased in FY13 by NZ$100 million, or 10.2%, to NZ$885 million when compared to FY13. This was primarily due to a NZ$404 million reduction in cash received from customers, which was partially offset by a NZ$200 million reduction in payments to suppliers and employees, a NZ$77 million reduction in interest payments due to lower debt levels and interest rates and a NZ$41 million reduction in tax payments. The decline in cash received from customers follows the overall declining revenue trend, while supplier and employee payments have reduced due to cost-saving initiatives and the timing of payments to a major supplier falling into FY14, partially offset by a full year of payments to Chorus.

Net cash from investing activities

The net cash outflow on investing activities of NZ$462 million in FY13 was NZ$201 million, or 30.3%, lower than the NZ$663 million outflow in FY12 largely due to a NZ$274 million reduction in capital expenditure payments in FY13, compared to FY12 and prepayment of spectrum renewal in FY12, partially offset by a NZ$91 million cash outflow relating to purchase of Revera and Nextep.

Net cash from financing activities

Telecom's outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY13 was an outflow of NZ$488 million, compared to a cash outflow of NZ$462 million in FY12. FY13 includes NZ$327 million of dividend payments compared to NZ$340 million in FY12. Telecom repurchased share capital totalling NZ$142 million in FY13 compared to NZ$165 million in FY12.

FY12 vs. FY11

Net cash from operating activities

Net cash from operating activities decreased in FY12 by NZ$364 million, or 27.0%, to NZ$985 million when compared to FY11. This was primarily due to a NZ$440 million reduction in cash received from customers, which was partially offset by a NZ$19 million reduction in payments to suppliers and employees and a NZ$52 million reduction in interest payments due to debt restructuring after demerger. The decline in cash received from customers follows the overall declining revenue trend and was also affected by other working capital requirements, while supplier and employee payments have reduced due to cost-saving initiatives offset by having to now pay Chorus for services.

Net cash from investing activities

The net cash outflow on investing activities of NZ$663 million in FY12 was NZ$172 million, or 20.6%, lower than the NZ$835 million outflow in FY11 largely due to a NZ$342 million reduction in capital expenditure payments in FY12, as a result of FY12 including five months of Chorus-related capital expenditure compared to 12 months in FY11 and management's capital interventions in FY12. This was partially offset by the one-off NZ$180 million of proceeds in FY11 from the sale of the AAPT Consumer division and Telecom's stakes in iiNet and Macquarie Telecom.

Net cash from financing activities

Telecom's outflows from financing activities largely reflect borrowing activities and dividend payments to shareholders. The net cash outflow for financing activities in FY12 was NZ$462 million, compared to a cash outflow of NZ$520 million in FY11. FY12 comprised NZ$340 million of dividend payments compared to NZ$313 million in FY11. Telecom also repurchased share capital totalling NZ$165 million in FY12. During FY12 Telecom repaid net NZ$1,302 million of long-term debt and derivatives compared to NZ$783 million in FY11. The repayment was offset by a net receipt on short-term and long-term debt of NZ$1,427 million, of which NZ$1,106 million was included in the net assets transferred to Chorus. One-off debt restructuring costs of NZ$205 million were paid in FY12.

Capital expenditure

The capital expenditure for Telecom is shown in the table below.

YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Major programmes:					
OTN & Carrier Ethernet	33	–	–	NM	NM
Re-engineering	25	–	–	NM	NM
Mobile network	84	94	104	(10.6)	(9.6)
Mobile spectrum	54	–	–	NM	NM
Total major programmes	**196**	**94**	**104**	**NM**	**(9.6)**
Revenue retention and sustain:					
Southern Cross	11	4	4	NM	–
AAPT	44	40	56	10.0	(28.6)
Regulatory	4	15	32	(73.3)	(53.1)
Other revenue retention and sustain	210	239	314	(12.1)	(23.9)
Total revenue retention and sustain	**269**	**298**	**406**	**(9.7)**	**(26.6)**
Total relating to continuing operations	**465**	**392**	**510**	**18.6**	**(23.1)**
Chorus-related capital expenditure	–	136	404	NM	NM
Total capital expenditure	**465**	**528**	**914**	**(11.9)**	**(42.2)**

FY13 vs. FY12

Total capital expenditure for FY13 of NZ$465 million was NZ$63 million, or 11.9%, less than FY12. However, the FY12 total capital expenditure of NZ$528 million included approximately NZ$136 million of Chorus-related spend, which is no longer incurred following demerger.

For continuing operations there was a NZ$73 million, or 18.6%, increase in expenditure from NZ$392 million in FY12 to NZ$465 million in FY13 due to investment in 3G mobile spectrum in FY13 and a focus on new major programmes.

Major programmes

- Telecom OTN and Carrier Ethernet programme commenced in FY13 with expenditure of NZ$33 million. This investment will refresh the technology in Telecom's national transport network, enabling Telecom to support the rapid increase in demand data, driven by fibre and mobile, in a cost-effective manner.

- The re-engineering programme commenced in FY13 with expenditure of NZ$25 million. This three-year programme will simplify Telecom's technology and processes with the expected outcome being increased product speed to market, enhanced customer experience and reduced future costs to operate.

- Telecom continues to invest in increasing coverage and capacity on the 3G mobile network, as well as the foundational investment in 4G LTE, investing NZ$84 million in FY13 compared to NZ$94 million in FY12.

- NZ$54 million was spent in FY13 on renewal of Telecom's existing 850 MHz mobile spectrum, with no comparative spend in FY12.

Revenue retention and sustain

- Southern Cross capacity investment increased by NZ$7 million to NZ$11 million in FY13, compared with FY12 to meet increased customer demand for data.

- Regulatory investment continued to fall, with NZ$4 million in FY13, compared with NZ$15 million in FY12, due to a majority of regulatory requirements passing to Chorus on demerger effective 1 December 2011.

- Other revenue retention and sustain spending decreased from NZ$239 million in FY12 to NZ$210 million in FY13, due to reduction in investment due to the re-engineering programme.

FY12 vs. FY11

Total capital expenditure for FY12 of NZ$528 million was NZ$386 million, or 42.2%, less than FY11.

A number of factors contributed to the decreased expenditure, including:

- The demerger of Chorus effective 1 December 2011 meant FY12 contained five months of Chorus-related spend compared to 12 months in FY11. The FY12 total capital expenditure of NZ$528 million included approximately NZ$136 million of Chorus-related spend compared to NZ$404 million of Chorus-related spend in FY11.

For continuing operations there was a NZ$118 million decrease in expenditure from NZ$510 million in FY11 to NZ$392 million in FY12 due to a combination of:

- AAPT spend of NZ$40 million in FY12 being NZ$16 million lower than FY11 due to continued focus and prioritisation of investment needs. Key spend for FY12 was customer and capacity related;

- Spend on the mobile networks decreasing to NZ$94 million in FY12 from NZ$104 million in FY11, due to significantly high levels of mobile network spending in the past leading to lower spend required in FY12; and

- Revenue retention and sustain spending decreasing to NZ$239 million in FY12 primarily as a result of a NZ$29 million reduction in expenditure due to the timing of higher spend on NGT capability in FY11 compared to programme requirements in FY12 and a NZ$17 million reduction in spend due to key capacity and other projects being completed in FY11, together with a continued focus on improving network utilisation.

Reconciliation of capital expenditure to cash flow

Investing activities in the statement of cash flows include purchases of intangible assets, property, plant and equipment. Telecom analyses these purchases on an accruals basis, after capitalised interest, rather than on the cash basis reported in the cash flow statement. Non-cash additions to property, plant and equipment are also excluded (eg, decommissioning provisions). These measures are reconciled in the table below.

YEAR ENDED 30 JUNE	2013	2012	2011	2013/2012	2012/2011
	NZ$M	NZ$M	NZ$M	% CHANGE	% CHANGE
Purchase of property, plant and equipment and intangible assets	389	663	1,005	(41.3)	(34.0)
Capitalised interest	7	8	16	(12.5)	(50.0)
Movement in working capital	69	(143)	(129)	NM	NM
Non-cash additions	–	–	22	NM	NM
Total capital expenditure	**465**	**528**	**914**	**(11.9)**	**(42.2)**

Liquidity and capital resources

Telecom's principal sources of liquidity are operating cash flows and external borrowing primarily from existing debt facilities and financing programmes.

Credit ratings

The Telecom Board continues to be committed to maintaining 'single A Band' credit rating from Moody's Investors Service and Standard & Poor's and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom's debt profile, operating outlook, cash flow and cost of capital.

As part of this commitment Telecom manages its debt levels to ensure that the ratio of net interest-bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long-run basis, which for credit ratings agency purposes equates approximately to net debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases by credit ratings agencies.

As at 30 June 2013, Telecom had been assigned a credit rating of A-/Stable by Standard & Poor's and A3/Stable by Moody's Investors Service.

Funding

As detailed in note 26 to the financial statements, Telecom evaluates its liquidity requirements on an ongoing basis. In general, Telecom has generated sufficient cash flows from its operating activities to meet its financial liabilities. In the event of any shortfalls, Telecom has short-term and long-term financing programmes in place:

- Short term consisting of a US$1 billion European Commercial Paper programme and a NZ$500 million note facility; and

- Long term consisting of a US$2 billion Euro Medium Term Note Programme, an A$1 billion Australian Medium Term Note Programme and a domestic bond programme.

In addition, Telecom has a committed standby facility of NZ$400 million with a number of creditworthy banks and committed overdraft facilities of NZ$20 million with New Zealand banks and A$5 million with Australian banks. There are no compensating balance requirements associated with these facilities.

On-market buyback

On 24 February 2012 Telecom announced its intention to complete an on-market capital buyback to acquire a maximum of 200 million ordinary shares for an aggregate purchase price of not more than NZ$300 million to return surplus capital to shareholders and result in a gearing ratio that is more consistent with Telecom's long-term capital management policies.

During the year ended 30 June 2013, Telecom repurchased 49.9 million of its own shares at a cost of $114 million. This brings the total shares repurchased as part of the on-market buyback to approximately 119 million at a cost of $283 million (representing an average buyback price of $2.39). Shares repurchased were cancelled immediately on acquisition.

Dividend policy

Telecom pays dividends on a semi-annual basis. A second half dividend of 8.0 cents per share has been declared for FY13, bringing total dividends for FY13 to 16.0 cents per share, which equates to a payout ratio of approximately 85% of adjusted net earnings. The second half dividend will be partially imputed for New Zealand tax purposes at the rate of 2.3333 imputation credits per share (which equates to 75% imputation based on the current corporate tax rate). A supplementary dividend of 1.0588 cents per share will be paid to non-resident shareholders.

Second half ordinary dividends	
Ordinary shares	8.0 cents
American Depositary Shares[1]	32.05 US cents
"Ex" dividend dates	
New Zealand Stock Exchange	18 Sep 2013
Australian Stock Exchange	16 Sep 2013
American Depositary Shares	17 Sep 2013
Record dates	
New Zealand, Australian Stock Exchanges	20 Sep 2013
American Depositary Shares	19 Sep 2013
Payment dates	
New Zealand, Australia	04 Oct 2013
American Depositary Shares	15 Oct 2013

1 Based on the exchange rate at 12 August 2013 of NZ$1 to US$0.8012 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

For FY14, subject to there being no material adverse changes in circumstances or operating outlook, Telecom's intention is to pay annual dividends of 16.0 cents per share. It is currently anticipated that the FY14 dividend will be partially imputed in the range 70% to 90% of the corporate tax rate, although this prediction is highly sensitive to a number of factors. To the extent dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. Shares issued under the Dividend Reinvestment Plan are issued at or around the prevailing market price of ordinary shares. For the FY13 interim dividend paid in April 2013 Telecom acquired an equivalent number of ordinary shares on-market in order to avoid an increase in capital arising from the plan. For the final FY13 dividend, shares issued under the Dividend Reinvestment Plan will be issued at the prevailing market price applied to ordinary shares. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the final FY13 dividend is 20 September 2013. Telecom does not intend to acquire the equivalent number of shares for the final FY13 dividend, which will be paid in October 2013. These mechanisms will be reviewed at each dividend date.

Working capital

Telecom defines its working capital as the difference between current assets and current liabilities. Telecom's working capital position is shown in the table below. Telecom's current liabilities exceeded current assets. However, Telecom has positive operating cash flows that enable working capital to be managed to meet short-term liabilities as they fall due.

AS AT 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M	2013/2012 % CHANGE	2012/2011 % CHANGE
Current assets	838	972	1,197	(13.8)	(18.8)
Current liabilities	(1,086)	(1,204)	(1,790)	9.8	32.7
(Deficit)/surplus in working capital	**(248)**	**(232)**	**(593)**	**(6.9)**	**NM**

Net tangible assets

As at 30 June 2013 the consolidated net tangible assets per share was NZ$0.19. Net tangible assets per share is a non-GAAP financial measure and is not prepared in accordance with NZ IFRS. It is required to be disclosed by NZX and ASX listing requirements.

The calculation of Telecom's consolidated net tangible assets ratio and its reconciliation to the consolidated balance sheet is presented below:

AS AT 30 JUNE	2013	2012	2011
Total assets (NZ$m)	3,493	3,667	6,392
Less intangible assets (NZ$m)	(1,071)	(900)	(1,094)
Less total liabilities (NZ$m)	(2,080)	(2,041)	(4,081)
Net tangible assets (NZ$m)	**342**	**726**	**1,217**
Number of shares outstanding (in millions)	1,817	1,857	1,925
Net tangible assets per share (NZ$)	**0.19**	**0.39**	**0.63**

Contractual obligations and commitments

Telecom's contractual obligations and other commercial commitments as at 30 June 2013 are set out in the table below.

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL NZ$M	LESS THAN 1 YEAR NZ$M	1–3 YEARS NZ$M	3–5 YEARS NZ$M	AFTER 5 YEARS NZ$M
Short-term debt	122	122	–	–	–
Long-term debt[1]	1,014	140	386	179	309
Derivative liabilities	41	3	4	22	12
Operating leases	636	94	166	128	248
Finance lease payable	12	6	6	–	–
Capital expenditure	174	62	112	–	–
Operating expenditure commitments	433	401	32	–	–
Total contractual cash obligations	**2,432**	**828**	**706**	**329**	**569**

1 Includes interest payments based on borrowing drawn at 30 June 2013.

Off-balance sheet arrangements

Telecom does not have any off-balance sheet arrangements, as the term is defined for the purposes of Item 5.E of the Form 20-F, that have or are reasonably likely to have a current or future effect on Telecom's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Treasury and interest rate management

Telecom manages its treasury activities through a Board-approved treasury policy. Telecom is primarily exposed to foreign currency fluctuations through borrowing in foreign currencies, making capital and operating expenditure purchases in foreign currencies and operating in the wholesale international telecommunications market, as well as through the impact that foreign currency fluctuations have on reported results of foreign subsidiaries.

Other than borrowings that remain in foreign currencies and are matched against foreign denominated assets, foreign currency borrowings are hedged at inception into NZ dollars using cross-currency interest rate swaps. Telecom also hedges a portion of its foreign currency purchases forecast for the next 12 months. The objectives of interest rate risk management are to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense and net earnings within policies approved by the Telecom Board.

For further details of Telecom's exposure to interest rate risk, foreign currency risk and its related use of derivatives see note 26 to the financial statements.

Below is certain information concerning exchange rates between NZ dollars and US dollars (expressed in US$ per NZ$1.00) based on the noon buying rate in New York City for cable transfers in NZ dollars as reported by the Federal Reserve Bank of New York (Exchange Rate).

On 12 August 2013 the exchange rate was 0.8012.

The high and low exchange rates for each month during the previous six months were as follows:

MONTH	HIGH	LOW
February 2013	0.8483	0.8234
March 2013	0.8382	0.8201
April 2013	0.8650	0.8377
May 2013	0.8538	0.7973
June 2013	0.8099	0.7713
July 2013	0.8072	0.7711

The average exchange rates, determined by averaging the exchange rates on the last day of each month during the year for the financial periods specified below were as follows:

YEAR ENDED 30 JUNE	AVERAGE
2009	0.6039
2010	0.7041
2011	0.7652
2012	0.8106
2013	0.8207

Controls and procedures

Telecom's management, with the participation of Telecom's chief executive officer and Telecom's chief financial officer, evaluated the effectiveness of Telecom's disclosure controls and procedures as of 30 June 2013. In designing and evaluating the disclosure controls and procedures, management recognised that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation and taking into account the foregoing, Telecom's chief executive officer and Telecom's chief financial officer concluded that, as of 30 June 2013, Telecom's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by Telecom in the reports that it files or submits under the United States Securities Exchange Act is recorded, processed, summarised and reported on a timely basis and are effective in ensuring that information required to be disclosed by Telecom in the reports it files or submits under the United States Securities Exchange Act 1934 is accumulated and communicated to Telecom's management, including its principal financial and executive officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Telecom's management is responsible for establishing and maintaining adequate internal control over financial reporting. Telecom's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

Under the supervision and with the participation of Telecom's chief executive officer and Telecom's chief financial officer, Telecom's management evaluated the effectiveness of Telecom's internal control over financial reporting as of 30 June 2013 based upon the original framework in 'Internal Control – Integrated Framework' issued by the Committee of Sponsoring Organisations of the Treadway Commission.

Based upon that evaluation Telecom's management has concluded that, as of 30 June 2013, Telecom's internal control over financial reporting is effective.

KPMG, Telecom's independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as a part of the audit, has reported on the effectiveness of Telecom's internal control over financial reporting.

Changes in internal control over financial reporting

There have been no changes in Telecom's internal control over financial reporting during the year ended 30 June 2013 that have materially affected, or are reasonably likely to materially affect, Telecom's internal control over financial reporting.

Risk factors

Telecom's ability to implement its strategy is dependent on its ability to re-engineer its operating model and simplify its product portfolios

Telecom's business re-engineering/simplification programmes are intended to deliver it the capability to operate as an efficient Retail Service Provider (RSP). The programmes are expected to deliver enhanced self-service customer management systems, agile information system stacks with significantly reduced operating costs and simplified product and offer sets.

As with any major business and technology change programme, execution risks exist that may delay, impair or prevent the programmes from delivering their business benefits. The largest of these include Telecom's capacity to implement the large technology and business changes required while continuing to operate in a highly competitive and rapidly changing market. Telecom's capacity to implement the programmes may be constrained by factors such as the availability of its people, technical resources and environments, the volume of technology change it must implement and the timeframes set for its completion.

Any significant delay or failure of these strategic programmes could compromise Telecom's ability to compete effectively leading to scale reduction and diminished capability to generate acceptable levels of future earnings.

Competition risks impact Telecom's ability to achieve profitable revenue growth

Telecom operates in markets characterised by high levels of competition and price pressure, customer churn and the emergence of new market entrants.

The industry's competitive dynamics have changed with Vodafone's acquisition of Telstra Clear. The acquisition has provided Vodafone with a significant fixed customer base in addition to its incumbent mobile market position. It is well positioned to leverage this expanded customer base by cross selling and competing with Telecom in future as a full service provider.

Telecom has also experienced increased competitive intensity in the mobile market since the arrival of a third mobile operator, 2degrees, in 2009. 2degrees is expanding its customer base into higher value business mobile markets and it may begin to attack Telecom's large fixed customer base by offering fixed services over its mobile network. New mobile competition from non-traditional sources is also causing substitution of billable customer calling and SMS to mobile applications using customers' data caps for free voice calling and instant messaging. These may place further pressure on mobile revenues and margins.

Telecom's enterprise market continues to be highly competitive, with customers looking to leverage the competitive nature of the market to drive down pricing, further reducing Telecom's margins.

Telecom may face additional competition from non-traditional competitors, such as entertainment or content providers, who may choose to leverage their large retail bases to offer broadband or other value-added services directly to their customers.

Telecom's ability to innovate and respond to new technologies is key to achieving profitable revenue growth

As demand for Telecom's traditional high-margin products and services continues to decline, it must develop new products and services and successfully market these to create new income streams. Its ability to build these internally or acquire the capability through partnering may be limited because these are not its traditional core competencies and it may take time for Telecom to develop these capabilities.

As has been seen in the mobile space, new mobile applications, such as Viber, Skype and WhatsApp are encouraging substitution from traditional calling and SMS streams. The expansion of fibre networks is likely to create a new wave of products and services, such as VoIP calling, that will compete directly with traditional fixed line and broadband revenue streams.

If Telecom is unable to effectively compensate for falling legacy revenues by replacing these with new service propositions, it risks eroding its competitive position, and reducing its future profitability and cash flow, leading to a diminution in shareholder value.

Inability to acquire the required digital dividend spectrum may limit the economic deployment of Telecom's 4G mobile network build

Telecom believes that its mobile network business will become a major contributor of future earnings. Telecom is currently upgrading its 3rd Generation Smartphone network to pursue market opportunities associated with the introduction of commercially available 4th Generation (4G) mobile data networks. A key pre-requisite for deployment of 4G on an economically sustainable basis is the acquisition from the Government in its auction process in FY14 of appropriate radiofrequency spectrum on which to operate the service.

If Telecom's commercial and bid strategies for acquiring a share of the Government's 700 Mhz digital dividend radiofrequency spectrum do not secure the spectrum it needs to economically build its 4G network, it may need to invest further in its mobile networks to obtain the network performance required to remain competitive. This investment may increase its ongoing operating costs, reduce its margins and lower its returns on mobile network invested capital.

Ongoing regulatory interventions have potential to impact Telecom's profitability

New or changing regulation may significantly affect Telecom's business. The Government is reviewing the entire Telecommunications Act regulatory framework while also finalising regulated pricing under the current framework.

The review provides Telecom with an opportunity to address currently unfavourable aspects of the regulatory framework. However, it may deliver detrimental outcomes, such as increased UCLF input pricing or de-coupling of UCLF from UCLL pricing differentials (refer **Our Company – New Zealand Regulation** for more on the Commerce Commission's proposed decoupling of UCLL and UCLF pricing) and/or an extension of the deadline prohibiting Telecom from consuming UCLL beyond December 2014. Were they to occur, either or both of these outcomes could materially impair Telecom's ability to compete, further pressuring margins and eroding its earnings potential.

Operational risks

Failure to deliver cost base reductions could impact Telecom's profitability

Intensifying competition and limitations associated with Telecom's suite of legacy technology systems and applications used to support its business operations have made it harder to maintain acceptable levels of year-on-year earnings performance. Consequently, the reliance on cost reduction as an earnings driver remains a key focus for Telecom's future.

Telecom's ability to reduce costs in order to maintain or improve its profitability may be further impaired by a combination of factors, such as increases in costs of sales supporting revenue growth targets (particularly mobile and IT services), inability to reduce regulated prices for many of the product inputs required for its key markets, increased future operational complexity associated with consuming inputs from new local fibre companies, investing in emerging new technologies, such as 4G mobile and the Government's UFB fibre network, re-platforming itself with the infrastructure and capabilities required to operate successfully as a retail services provider and implementing the rationalisation and closure of a number of its legacy IT platforms.

Collectively, these factors may prevent Telecom from reducing its operating costs, placing pressure on its ongoing profitability.

Telecom faces ongoing demands for high levels of capital spending and/or may be unable to realise the business benefits anticipated from its capital investment programmes

Telecom is required to maintain significant annual capital investment to operate and grow its businesses in areas such as:

- The new 4G mobile network build and maintenance of its existing PSTN network and information systems and operations;

- Investment in re-engineering programmes to complement new business models;

- Investment to continue to support and grow broadband, mobile and ICT market share; and

- Investment in assets required to meet its regulatory obligations, such as UFB.

Competitive or regulatory drivers may accelerate the need for capital expenditure in some areas. Additionally, the ability to contain capital spending is under continual pressure from the increased complexity inherent in the delivery of new and emerging technologies in response to market changes.

If implementation of these programmes fails or is delayed some or all of their anticipated benefits may not eventuate, seriously handicapping Telecom's future competitive capability and impairing the return on its invested capital.

Failure to effectively operate Chorus sharing arrangements could affect Telecom's financial position and performance

Telecom and Chorus continue to share certain assets and systems over the medium to long term post demerger. Telecom will be reliant on Chorus for the provision of certain services, including access and services related to its local access and backhaul networks and exchange sites, repair services in relation to Telecom's fibre cables, access to shared information technology processes and systems owned by Chorus, and transitional services in relation to property, building, facilities and site management. While these arrangements are terminating in June 2014, failure to operate the sharing arrangements effectively over the remainder of their term could affect Telecom's financial position and performance.

The Commerce Commission is responsible for monitoring the sharing arrangements in place between Telecom and Chorus. If the Commerce Commission considers that a sharing arrangement contravenes the requirements set out in the Telecommunications Amendment Act (including that sharing arrangements must be unlikely to harm competition in any telecommunications market) the Commerce Commission may give a notice of non-compliance to each party. If the non-compliance persists, the Commerce Commission may decide on appropriate enforcement action, including requiring the parties to amend the sharing arrangement or seeking an injunction or a pecuniary penalty from the High Court.

Network and system failures could damage Telecom's reputation and earnings

Telecom's network infrastructure is vulnerable to damage or interruption from a range of risks, including equipment failure, cable cuts, power failures, weather, earthquake, fire and intentional damage. A number of Telecom's facilities, information systems and network systems are crucial to supporting its ability to provide reliable, uninterrupted customer service and a failure of any of these could have widespread effects across Telecom's networks.

The implementation of large and complex network and technology projects, such as the OTN, the 4G LTE mobile network build and associated mobile network lifecycle refresh require significant changes to be made to production environments in FY14 which creates potential for service-disrupting events to occur.

Divestment of Telecom's former access network assets to Chorus exposes Telecom to interruptions in service continuity attributable to Chorus, which Telecom depends on to maintain and restore a number of its network services.

Continued use of legacy technologies as major components of network and IT systems, in combination with a trend towards greater concentration of infrastructure supporting new technologies, may increase potential for service disruptions or cause increased loss from service-disrupting events, resulting in customer churn or reparations. Growth in new products and service lines may also create capacity problems, particularly in mobile and data network infrastructure.

Following the introduction of the Government's UFB fibre network, Telecom may face increased operational complexity when consuming inputs from new suppliers, such as the Local Fibre Companies (LFCs). The current lack of ubiquitous technology standards and operating processes, combined with establishing new commercial and operational relationships with new suppliers, may increase the opportunity for future disruptions to service.

A serious service failure could result in lost revenue, additional capital expenditure requirements, higher operating costs, damage to Telecom's reputation and, consequently, could adversely impact Telecom's financial performance and company reputation and may attract additional industry regulation.

Telecom's products, services and infrastructure may be susceptible to IT security breaches

Telecom is dependent on the secure operation and resilience of its information systems, networks and data. The introduction of new products, services and online or automated customer self-service capabilities, in particular, exposes Telecom to IT security risks and vulnerabilities that were less applicable to its legacy IT and network systems.

Unauthorised users may exploit security vulnerabilities in Telecom's product offerings, service platforms or enterprise information systems compromising service continuity and/or the security of customer and company information and assets. This could result in:

- Service or product failures resulting in financial loss and customer churn;
- Reputational damage;
- Legal or regulatory breaches resulting in financial penalties or damages claims; and
- Fraudulent misappropriation of funds.

A serious security incident or breach could adversely impact Telecom's reputation and lead to a loss of customer confidence, termination of contracts and financial loss and may impair plans to migrate customers to online service and product models.

Any failure in supplier relationships has potential to impact Telecom's customer service and earnings

Telecom will continue to have a number of outsourcing and partnering relationships with external suppliers upon which it depends to operate and build its technology platforms and provide service to its customers. Failure by Telecom's key suppliers to supply equipment, services or required deliverables within acceptable cost, time and quality parameters could affect Telecom's financial position and performance.

Other risks

Financing availability costs may increase should Telecom fail to meet performance thresholds

Telecom's credit rating remains within the 'A band' and it retains a certain amount of debt on its balance sheet, such that it expects to meet its capital commitments and be supported by cash flows of Telecom's businesses. Telecom's ability to maintain an appropriate capital structure for its financial profile going forward, either by refinancing debt on favourable terms or by raising new debt, may be adversely affected if financial market conditions are volatile, if Telecom experiences a decline in its operating performance or if Telecom is unable to operate within the credit metric thresholds applicable to its rating.

Telecom's key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets, as well as committed bank facilities. Future issues of debt securities may not experience strong demand. Adverse changes in credit markets or Telecom's credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on Telecom's access to finance.

Changes in assumptions that support the carrying value of Telecom's goodwill may lead to future impairment

As at 30 June 2013 Telecom had NZ$171 million of goodwill on its balance sheet. Telecom assesses the carrying value of its goodwill on a regular basis. As detailed in critical accounting policies in note 1 to the financial statements within this Annual Report, this assessment is based on a number of assumptions, including expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

Any future adverse impacts arising in assessing the carrying value of Telecom's goodwill could lead to future impairment that would affect future earnings and financial position.

Dividends from Southern Cross can be highly variable

Telecom has a 50% equity investment in Southern Cross, which owns and operates the Southern Cross trans-pacific submarine fibre cable linking Australia, New Zealand, Fiji, Hawaii and the west coast of the United States.

The long-term performance of Southern Cross is dependent on demand for international bandwidth, primarily from Australia, and to a lesser extent, New Zealand. Southern Cross sells capacity to a small number of telecommunications companies, including Telecom. As such, it has significant customer concentration risk. In addition, capacity is normally purchased by customers ahead of actual demand. There are numerous sub-sea cable operators that compete with Southern Cross and this, coupled with the finite life of the Southern Cross network, has caused year-on-year declines in the price of capacity. Therefore, it can be difficult to predict the level of Southern Cross sales in any particular year, and as a consequence, the quantum of dividends paid by Southern Cross to its shareholders can be highly variable.

Delisting of Telecom's ADSs from the NYSE may influence trading opportunities for its ADSs and shares

Telecom voluntarily delisted trading of its ADSs on the NYSE, with effect from 19 July 2012. Telecom remains subject to all SEC requirements. However, it intends to terminate the SEC registration of its ADSs and underlying ordinary shares if and when it meets the criteria for doing so. Following the delisting of Telecom's ADSs from the NYSE, its ADSs have traded in the United States in the over-the-counter (OTC) market. The OTC market is a significantly more limited market than the NYSE and, as a result, trading volume in Telecom's ADSs may be limited and investors may not have sufficient liquidity, which may make it more difficult for holders of its ADSs to sell their securities. In addition, steps taken by Telecom to facilitate SEC deregistration may result in holders of Telecom's ADSs withdrawing the ordinary shares underlying their ADSs from the program and selling them on the NZX or ASX, which could affect Telecom's ordinary share price on those markets.



Independent auditor's report

To the shareholders of Telecom Corporation of New Zealand Limited

Report on the company and group financial statements

We have audited the accompanying financial statements of Telecom Corporation of New Zealand Limited and the group, comprising the company and its subsidiaries, on pages 71 to 132. The financial statements comprise the statements of financial position as at 30 June 2013, the income statements and statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information, for both the company and the group.

Directors' responsibility for the company and group financial statements

The directors are responsible for the preparation of company and group financial statements in accordance with generally accepted accounting practice in New Zealand and International Financial Reporting Standards that give a true and fair view of the matters to which they relate, and for such internal control as the directors determine is necessary to enable the preparation of company and group financial statements that are free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these company and group financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (New Zealand) and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the company and group financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company and group financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company and group's preparation of the financial statements that give a true and fair view of the matters to which they relate in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company and group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

We carry out other assignments on behalf of the company and group in the areas of other audit and assurance related services and advisory services. The firm, partners and employees of our firm also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company and group.

Opinion

In our opinion the financial statements on pages 71 to 132:

- comply with generally accepted accounting practice in New Zealand;
- comply with International Financial Reporting Standards;
- give a true and fair view of the financial position of the company and the group as at 30 June 2013 and of the financial performance and cash flows of the company and the group for the year then ended.

Report on other legal and regulatory requirements

In accordance with the requirements of sections 16(1)(d) and 16(1)(e) of the Financial Reporting Act 1993, we report that:

- we have obtained all the information and explanations that we have required; and
- in our opinion, proper accounting records have been kept by Telecom Corporation of New Zealand Limited as far as appears from our examination of those records.

KPMG

22 August 2013

Auckland, New Zealand



KPMG

Report of Independent Registered Public Accounting Firm based on PCAOB Standards

The Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited (the "Company") and subsidiaries as of 30 June 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three year period ended 30 June 2013. We also have audited the Company's internal control over financial reporting as of 30 June 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telecom Corporation of New Zealand Limited and subsidiaries as of 30 June 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three year period ended 30 June 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2013, based on criteria established in the initial Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in note 9 to the consolidated financial statements, the Company completed the demerger of Chorus Limited effective from 1 December 2011. Consequently the business and operations that formed Chorus Limited are presented as discontinued operations in the Company's consolidated financial statements for the five month period ended 30 November 2011 and for the year ended 30 June 2011.

KPMG

Auckland, New Zealand

22 August 2013

Financial statements

Income statement

For the years ended 30 June 2013, 2012 and 2011

			GROUP		PARENT	
YEAR ENDED 30 JUNE		2013	2012	2011	2013	2012
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenues and other gains (continuing operations)						
Fixed	4	2,535	2,862	3,265	–	–
Mobile		926	940	946	–	–
IT Services		530	543	556	–	–
Other operating revenues	4	169	177	192	214	774
Other gains	6	29	54	45	–	1,556
	3	**4,189**	**4,576**	**5,004**	**214**	**2,330**
Operating expenses (continuing operations)						
Labour	5	(699)	(797)	(832)	–	–
Intercarrier costs		(936)	(1,160)	(1,559)	–	–
Other operating expenses	5	(1,484)	(1,535)	(1,595)	–	–
Other expenses	6	(110)	(5)	(42)	(154)	–
Asset impairments	6	(38)	–	(215)	–	(117)
Depreciation		(332)	(363)	(468)	–	–
Amortisation		(207)	(213)	(240)	–	–
		(3,806)	**(4,073)**	**(4,951)**	**(154)**	**(117)**
Finance income	7	32	26	15	273	323
Finance expense	7	(74)	(106)	(152)	(509)	(457)
Share of associates' net profits		–	–	1	–	–
		(42)	**(80)**	**(136)**	**(236)**	**(134)**
Net earnings/(loss) before income tax (continuing operations)		**341**	**423**	**(83)**	**(176)**	**2,079**
Income tax (expense)/credit (continuing operations)	8	(103)	(112)	4	66	37
Net earnings/(loss) for the year (continuing operations)		238	311	(79)	(110)	2,116
Net earnings for the year (discontinued operations)	9	–	846	245	–	–
Net earnings/(loss) for the year		**238**	**1,157**	**166**	**(110)**	**2,116**
Net earnings/(loss) for the year is attributable to:						
Equity holders of the Company		236	1,155	164	(110)	2,116
Non-controlling interests		2	2	2	–	–
Earnings per share (in New Zealand dollars)	10					
Basic and diluted net earnings per share		0.13	0.60	0.09		
Basic and diluted earnings/(losses) per share from continuing operations		0.13	0.16	(0.04)		
Weighted average number of ordinary shares		1,845	1,918	1,924		

See accompanying notes to the financial statements.

Statement of comprehensive income

For the years ended 30 June 2013, 2012 and 2011

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	NOTES	GROUP 2013 NZ$M	GROUP 2012 NZ$M	GROUP 2011 NZ$M	PARENT 2013 NZ$M	PARENT 2012 NZ$M
Net earnings/(loss) for the year		**238**	**1,157**	**166**	**(110)**	**2,116**
Other comprehensive income[1]						
Items that will not be reclassified to profit or loss:						
Revaluation of long-term investments	15	22	(68)	(48)	–	–
Items that may be reclassified to profit or loss:						
Hedge of net investment	26	–	(3)	(11)	–	–
Reclassified to income statement on disposal of foreign operation		(6)	(28)		–	–
Translation of foreign operations		(26)	(13)	(8)	–	–
Cash flow hedges	26	6	53	(27)	–	–
Other comprehensive income/(loss) for the year		(4)	(59)	(94)	–	–
Total comprehensive income/(loss) for the year		**234**	**1,098**	**72**	**(110)**	**2,116**
Total comprehensive income/(loss) attributable to equity holders of the company		232	1,096	70	(110)	2,116
Total comprehensive income attributable to non-controlling interests		2	2	2	–	–
		234	**1,098**	**72**	**(110)**	**2,116**

See accompanying notes to the financial statements.

1 Other comprehensive income/(loss) components are shown net of tax, with the differences between gross and net detailed in note 8.

Statement of changes in equity – Group

For the year ended 30 June 2013

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	HEDGE RESERVE NZ$M	SHARE-BASED DEFERRED COMPENSATION RESERVE NZ$M	REVALUATION RESERVE NZ$M	FOREIGN CURRENCY TRANSLATION RESERVE NZ$M	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$M	NON-CONTROLLING INTERESTS NZ$M	TOTAL EQUITY NZ$M
Balance at 1 July 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**
Net earnings for the year	–	236	–	–	–	–	236	2	238
Other comprehensive income	–	–	6	–	22	(32)	(4)	–	(4)
Total comprehensive income/(loss) for the year	**–**	**236**	**6**	**–**	**22**	**(32)**	**232**	**2**	**234**
Contributions by and distributions to owners:									
Dividends	–	(350)	–	–	–	–	(350)	(1)	(351)
Supplementary dividends	–	(34)	–	–	–	–	(34)	–	(34)
Tax credit on supplementary dividends	–	34	–	–	–	–	34	–	34
Shares repurchased for dividend reinvestment plan	(8)	–	–	–	–	–	(8)	–	(8)
Dividend reinvestment plan	23	–	–	–	–	–	23	–	23
Issuance of shares under share scheme	8	–	–	(5)	–	–	3	–	3
Shares repurchased	(114)	–	–	–	–	–	(114)	–	(114)
Total transactions with owners	**(91)**	**(350)**	**–**	**(5)**	**–**	**–**	**(446)**	**(1)**	**(447)**
Balance at 30 June 2013	**899**	**1,012**	**–**	**2**	**(391)**	**(115)**	**1,407**	**6**	**1,413**

See accompanying notes to the financial statements.

Statement of changes in equity – Group

For the year ended 30 June 2012

GROUP **YEAR ENDED 30 JUNE 2012** (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	HEDGE RESERVE NZ$M	SHARE-BASED DEFERRED COMPENSATION RESERVE NZ$M	REVALUATION RESERVE NZ$M	FOREIGN CURRENCY TRANSLATION RESERVE NZ$M	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$M	NON-CONTROLLING INTERESTS NZ$M	TOTAL EQUITY NZ$M
Balance at 1 July 2011	**1,528**	**1,207**	**(59)**	**14**	**(345)**	**(39)**	**2,306**	**5**	**2,311**
Net earnings for the year	–	1,155	–	–	–	–	1,155	2	1,157
Other comprehensive income/(loss)	–	–	53	–	(68)	(44)	(59)	–	(59)
Total comprehensive income/(loss) for the year	**–**	**1,155**	**53**	**–**	**(68)**	**(44)**	**1,096**	**2**	**1,098**
Contributions by and distributions to owners:									
Dividends	–	(355)	–	–	–	–	(355)	(2)	(357)
Supplementary dividends	–	(47)	–	–	–	–	(47)	–	(47)
Tax credit on supplementary dividends	–	47	–	–	–	–	47	–	47
Shares repurchased for dividend reinvestment plan	(16)	–	–	–	–	–	(16)	–	(16)
Dividend reinvestment plan	16	–	–	–	–	–	16	–	16
Issuance of shares under share scheme	14	–	–	(7)	–	–	7	–	7
Distribution of Chorus shares to shareholders (see note 9, 23)	(383)	(881)	–	–	–	–	(1,264)	–	(1,264)
Shares repurchased	(169)	–	–	–	–	–	(169)	–	(169)
Total transactions with owners	**(538)**	**(1,236)**	**–**	**(7)**	**–**	**–**	**(1,781)**	**(2)**	**(1,783)**
Balance at 30 June 2012	**990**	**1,126**	**(6)**	**7**	**(413)**	**(83)**	**1,621**	**5**	**1,626**

See accompanying notes to the financial statements.

Statement of changes in equity – Group

For the year ended 30 June 2011

GROUP **YEAR ENDED 30 JUNE 2011** (DOLLARS IN MILLIONS)	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	HEDGE RESERVE NZ$M	SHARE-BASED DEFERRED COMPENSATION RESERVE NZ$M	REVALUATION RESERVE NZ$M	FOREIGN CURRENCY TRANSLATION RESERVE NZ$M	TOTAL EQUITY HOLDERS OF THE COMPANY NZ$M	NON-CONTROLLING INTERESTS NZ$M	TOTAL EQUITY NZ$M
Balance at 1 July 2010	**1,515**	**1,296**	**(32)**	**13**	**(233)**	**(20)**	**2,539**	**6**	**2,545**
Net earnings for the year	–	164	–	–	–	–	164	2	166
Other comprehensive income/(loss)	–	–	(27)	–	(48)	(19)	(94)	–	(94)
Transfer to retained earnings on disposal of long-term investments	–	64	–	–	(64)	–	–	–	–
Total comprehensive income/(loss) for the year	**–**	**228**	**(27)**	**–**	**(112)**	**(19)**	**70**	**2**	**72**
Contributions by and distributions to owners:									
Dividends	–	(317)	–	–	–	–	(317)	(3)	(320)
Supplementary dividends	–	(28)	–	–	–	–	(28)	–	(28)
Tax credit on supplementary dividends	–	28	–	–	–	–	28	–	28
Dividend reinvestment plan	7	–	–	–	–	–	7	–	7
Issuance of shares under share scheme	6	–	–	1	–	–	7	–	7
Total transactions with owners	**13**	**(317)**	**–**	**1**	**–**	**–**	**(303)**	**(3)**	**(306)**
Balance at 30 June 2011	**1,528**	**1,207**	**(59)**	**14**	**(345)**	**(39)**	**2,306**	**5**	**2,311**

See accompanying notes to the financial statements.

Statement of changes in equity – Parent

For the years ended 30 June 2013 and 2012

PARENT YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013				2012			
	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$M	TOTAL EQUITY NZ$M	SHARE CAPITAL NZ$M	RETAINED EARNINGS NZ$M	SHARE BASED DEFERRED COMPENSATION RESERVE NZ$M	TOTAL EQUITY NZ$M
Balance at 1 July	**990**	**1,010**	**7**	**2,007**	**1,528**	**130**	**14**	**1,672**
Net earnings for the year	–	(110)	–	(110)	–	2,116	–	2,116
Total comprehensive income for the year	**–**	**(110)**	**–**	**(110)**	**–**	**2,116**	**–**	**2,116**
Contributions by and distributions to owners:								
Dividends	–	(350)	–	(350)	–	(355)	–	(355)
Supplementary dividends	–	(34)	–	(34)	–	(47)	–	(47)
Tax credit on supplementary dividends	–	34	–	34	–	47	–	47
Dividend reinvestment plan	23	–	–	23	16	–	–	16
Shares repurchased for dividend reinvestment plan	(8)	–	–	(8)	(16)	–	–	(16)
Issuance of shares under share schemes	8	–	(5)	3	14	–	(7)	7
Share buyback	(114)	–	–	(114)	(169)	–	–	(169)
Distribution of Chorus shares to shareholders	–	–	–	–	(383)	(881)	–	(1,264)
Total transactions with owners	**(91)**	**(350)**	**(5)**	**(446)**	**(538)**	**(1,236)**	**(7)**	**(1,781)**
Balance at 30 June	**899**	**550**	**2**	**1,451**	**990**	**1,010**	**7**	**2,007**

See accompanying notes to the financial statements.

Statement of financial position

As at 30 June 2013 and 2012

AS AT 30 JUNE		GROUP		PARENT	
	NOTES	**2013**	**2012**	**2013**	**2012**
(DOLLARS IN MILLIONS)		NZ$M	NZ$M	NZ$M	NZ$M
Current assets:					
Cash		118	185	–	–
Short-term derivative assets	12	5	1	–	–
Receivables and prepayments	13	658	684	1	1
Taxation recoverable		4	53	99	84
Inventories	14	53	49	–	–
Total current assets		838	972	100	85
Non-current assets:					
Long-term investments	15	77	57	7,155	8,129
Long-term receivables and prepayments	13	159	222	–	–
Long-term derivative assets	12	1	1	–	–
Intangible assets	16	1,071	900	–	–
Property, plant and equipment	17	1,347	1,515	–	–
Total non-current assets		2,655	2,695	7,155	8,129
Total assets		**3,493**	**3,667**	**7,255**	**8,214**
Current liabilities:					
Accounts payable and accruals	18	819	775	37	69
Taxation payable		6	6	–	–
Short-term derivative liabilities	12	1	3	–	–
Short-term provisions	19	35	13	–	–
Debt due within one year	20	225	407	3,715	4,241
Total current liabilities		1,086	1,204	3,752	4,310
Non-current liabilities:					
Deferred tax liabilities	21	146	159	–	–
Long-term derivative liabilities	12	22	23	–	–
Long-term payables and accruals	18	30	30	–	–
Long-term provisions	19	45	20	2,052	1,897
Long-term debt	22	751	605	–	–
Total non-current liabilities		994	837	2,052	1,897
Total liabilities		**2,080**	**2,041**	**5,804**	**6,207**
Equity:					
Share capital	23	899	990	899	990
Reserves	23	(504)	(495)	2	7
Retained earnings		1,012	1,126	550	1,010
Total equity attributable to equity holders of the Company		1,407	1,621	1,451	2,007
Non-controlling interests		6	5	–	–
Total equity		1,413	1,626	1,451	2,007
Total liabilities and equity		**3,493**	**3,667**	**7,255**	**8,214**

See accompanying notes to the financial statements.

On behalf of the Board

Mark Verbiest, Chairman
Authorised for issue on 22 August 2013

Simon Moutter, Chief Executive Officer

Statement of cash flows

For the years ended 30 June 2013, 2012 and 2011

		GROUP			PARENT	
YEAR ENDED 30 JUNE		**2013**	**2012**	**2011**	**2013**	**2012**
(DOLLARS IN MILLIONS)	NOTES	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Cash flows from operating activities						
Cash was provided from/(applied to):						
Cash received from customers		4,164	4,568	5,008	–	–
Interest income		28	26	15	–	–
Dividend income		42	58	71	–	–
Dividends received from subsidiary companies		–	–	–	214	774
Payments to suppliers and employees		(3,202)	(3,402)	(3,421)	–	–
Income tax paid		(79)	(120)	(127)	–	–
Interest expense		(68)	(145)	(197)	–	–
Net cash flows from operating activities	31	**885**	**985**	**1,349**	**214**	**774**
Cash flows from investing activities						
Cash was provided from/(applied to):						
Sale of property, plant and equipment		8	2	3	–	–
Insurance proceeds		25	–	–	–	–
Insurance proceeds paid to Chorus		(10)	–	–	–	–
Sale/(purchase) of businesses		(91)	5	76	–	–
Sale of and proceeds from long-term investments		2	1	107	–	–
Purchase of property, plant and equipment and intangibles		(389)	(663)	(1,005)	–	–
Capitalised interest paid		(7)	(8)	(16)	–	–
Net cash flows from investing activities		**(462)**	**(663)**	**(835)**	**–**	**–**
Cash flows from financing activities						
Cash was provided from/(applied to):						
Debt restructuring costs		–	(205)	–	–	–
Proceeds from long-term debt		750	300	–	–	–
Repayment of derivatives		–	(1,299)	(13)	–	–
Proceeds from derivatives		–	961	2	–	–
Payments on finance leases		(6)	(7)	–	–	–
Receipts on finance leases		29	20	–	–	–
Decrease/(increase) in collateral funds		–	110	(89)	–	–
Repayment of long-term debt		(812)	(964)	(21)	–	–
Proceeds from short-term debt		694	2,638	663	–	–
Repayment of short-term debt		(674)	(1,511)	(749)	136	(434)
Dividends paid		(327)	(340)	(313)	(350)	(340)
Share repurchase – buyback		(134)	(149)	–	–	–
Share repurchase – dividend reinvestment plan		(8)	(16)	–	–	–
Net cash flows from financing activities		**(488)**	**(462)**	**(520)**	**(214)**	**(774)**
Net cash flow		(65)	(140)	(6)	–	–
Opening cash position		185	324	339	–	–
Foreign exchange movements		(2)	1	(9)	–	–
Closing cash position		**118**	**185**	**324**	**–**	**–**

See accompanying notes to the financial statements.

Notes to the financial statements

Note 1 Statement of accounting policies

Reporting entity and statutory base

Telecom Corporation of New Zealand Limited is a profit-oriented company registered in New Zealand under the Companies Act 1993 and is an issuer for the purposes of the Financial Reporting Act 1993.

The financial statements presented are those of Telecom Corporation of New Zealand Limited (the Company, Parent or the Parent Company) and its subsidiaries and interests in associates (the Telecom Group, Group or Telecom). The Parent Company financial statements are presented alongside the consolidated financial statements in accordance with the requirements of the Financial Reporting Act 1993.

Nature of operations

Telecom is a major supplier of telecommunications and information, communications and technology (ICT) services in New Zealand and Australia. Telecom provides a full range of telecommunications and ICT products and services, including: local, national, international and value-added telephone services; mobile services, data, broadband services; IT consulting, implementation and procurement, equipment sales; and installation services.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. They have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993 and comply with New Zealand generally accepted accounting practice. They also comply with New Zealand equivalents to International Financial Reporting Standards as appropriate for profit-oriented entities.

These financial statements are expressed in New Zealand dollars, which is the Company's functional currency. References in these financial statements to '$' and 'NZ$' are to New Zealand dollars, references to 'US$' and 'USD' are to US dollars, references to 'A$' and 'AUD' are to Australian dollars, references to 'EUR' are to Euros, and references to 'GBP' are to Pounds Sterling. All financial information has been rounded to the nearest million, unless otherwise stated.

Telecom has changed its reported revenue categories to better reflect how management reports internally. The comparative income statements have been re-presented. The majority of the amounts re-presented relate to the aggregation of revenue previously reported for the years ended 30 June 2012 and 30 June 2011 respectively as local service of NZ$905 million & NZ$955 million, calling NZ$754 million & NZ$928 million, interconnection of NZ$104 million & NZ$195 million, data of NZ$527 million & NZ$574 million, broadband and internet of NZ$454 million & NZ$487 million and resale of NZ$143 million & NZ$235 million as fixed revenue, less NZ$25 million &

NZ$109 million of revenue from these categories which has now been reported in mobile revenue. There is no change to the total reported revenue as a result of these changes.

Telecom has re-presented its comparative segment results to reflect the discontinuation of the 'Full Cost Apportionment' (FCA) allocation process with effect from 1 July 2012. While certain costs are still allocated internally, the process of substantially allocating all the costs from Technology and Shared Services (T&SS) and certain Corporate costs to customer-facing business units has ceased. These costs instead remain within the T&SS and Corporate results. For the year ended 30 June 2012, NZ$468 million of revenue charges from T&SS and Corporate to Wholesale & International, Retail and Gen-i now remain in T&SS and Corporate (year ended 30 June 2011: $406 million). Telecom has also re-presented the comparative segment results for certain external interconnection revenues and costs previously recognised in Wholesale and then on-charged to other business units. These costs and revenues are now directly recognised in the relevant business unit. For the year ended 30 June 2012 NZ$47 million of interconnection revenue and NZ$35 million of interconnection cost is now recognised directly in Retail and Gen-i (year ended 30 June 2011: NZ$135 million of revenue and NZ$134 million of cost). There is no change to the overall Group reported result as a result of these changes. Certain other comparative information has also been reclassified to conform with the current period's presentation.

Measurement basis

The measurement basis adopted in the preparation of these financial statements is historical cost, modified by the revaluation of certain investments and financial instruments as identified in the specific accounting policies below and the accompanying notes.

Specific accounting policies

As described below, these accounting policies have been applied consistently to all periods presented in these financial statements.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled directly or indirectly by the Telecom Group. All significant intercompany accounts and transactions are eliminated on consolidation. Where an entity becomes or ceases to be a subsidiary during the year, the results of that entity are included in the net earnings of the Telecom Group from the date that control commenced or until the date that control ceased.

Associates

Associates are entities in which the Telecom Group has significant influence, but not control, over the operating and financial policies. Associates are accounted for in the consolidated financial statements using the equity method, whereby Telecom's share of the post-acquisition net earnings of associates is included in consolidated earnings before income tax. Where the equity accounted carrying amount of an investment in an entity falls below zero, the equity method of accounting is suspended and the investment is recorded at zero, except where there is a legal or constructive obligation to fund those losses, in which case losses are recorded and a liability is recognised. If this occurs, the equity method of accounting is not resumed until such time as Telecom's share of losses and reserves not recognised during the financial years in which the equity method was suspended, are offset by the current share of earnings and reserves.

Jointly controlled assets

When Telecom shares the control of an asset with another entity, Telecom recognises its share of assets. In addition, the Telecom Group recognises its share of liabilities, expenses and income from the use and output of the jointly controlled asset.

Foreign currency transactions

Transactions denominated in a foreign currency are converted at the functional currency exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates existing at the balance date. Exchange differences arising on the translation of monetary assets and liabilities, including foreign currency accounts payable and receivable, are recognised in the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction.

Exchange gains and losses arising on contracts entered into as qualifying hedges of highly probable forecast capital transactions are recognised in other comprehensive income and subsequently included in the initial measurement of the cost of the asset.

Other derivative transactions that provide effective economic hedges under the risk management policies of the Group, but which do not qualify for hedge accounting, are recognised immediately in the income statement.

Translation of foreign group entities

The financial statements of each of the Telecom Group's subsidiaries are prepared in the functional currency of that entity. Functional currency is determined for each entity based on factors such as the principal trading or financing currency. Assets and liabilities of these entities are translated at exchange rates existing at balance date. Revenue and expenses are translated at rates approximating the exchange rates ruling at the dates of the transactions. The exchange gain or loss arising on translation is recorded in other comprehensive income and accumulated in the foreign currency translation reserve in equity.

Revenue recognition

Telecom recognises revenue as it provides services or delivers products to customers. Billings for telecommunications services (including fixed line, mobile, broadband and internet access billings) are made on a monthly basis. Unbilled revenue from the billing cycle date to the end of each month is recognised as revenue during the month the service is provided. Revenue is deferred in respect of the portion of fixed monthly charges that have been billed in advance. Revenue from the sale of prepaid mobile credit is initially deferred, with recognition occurring when the prepaid credit is used by the customer. Revenue from installations and connections is recognised upon completion of the installation or connection. Revenue from equipment sales is recognised upon delivery of equipment to the customer.

Where multiple products or services are bundled together on sale, revenue is allocated to each element in proportion to its fair value and recognised as appropriate for that element. Revenue is recognised to the extent that it is not contingent on the provision or delivery of a future service.

In determining whether revenue is recognised on a gross or net basis for value added services, Telecom applies an agent versus principal assessment test, where revenue is recognised on a net basis when Telecom is acting as an agent and on a gross basis when Telecom is acting as the principal.

Revenue from contractual arrangements, including contracts to design and build ICT solutions, is recognised by reference to the stage of completion method, when the outcome of the arrangement can be estimated reliably. Telecom uses appropriate measures of the stage of completion, such as services performed to date as a percentage of total services to be performed, or the proportion that costs incurred to date bear to the estimated total costs of the transaction. When the outcome of a transaction, or achievement of milestones, cannot be estimated reliably and it is not probable that the costs incurred will be recovered, revenue is not recognised and the costs incurred are recognised as an expense.

For long-term IT services contracts that equate to the provision of an indeterminate number of acts over a specified period of time for an agreed price, revenue is recognised on a straight-line basis over the term of the arrangement. Where the contract allows for billing as services are delivered then revenue is recognised as those services or materials are delivered.

Revenue from interconnect fees is recognised at the time the services are performed. In the course of its normal business operations, Telecom interconnects its networks with other telecommunications operators. In some instances management may be required to estimate levels of traffic flows between networks in order to determine amounts receivable or payable for interconnection. The terms of interconnection, including pricing, are subject to regulation in some instances. Pricing may be subject to retrospective adjustment, in which case estimates of the likely effect of these adjustments are required in order to determine revenues and expenses. Likewise, where interconnection rates are in dispute with another carrier, estimates of the likely outcome of disputes are required to determine financial results. Telecom bases these estimates on management's interpretation of material facts, as well as independent advice.

Provision for doubtful debts

Telecom maintains a provision for doubtful debts when there is objective evidence that the customer will not make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom's debtor portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts and general macro-economic trends are taken into account. Bad debts are written off against the provision for doubtful debts in the period in which it is determined that the debts are uncollectable. If those debts are subsequently collected then a gain is recognised in the income statement.

Share-based compensation

Telecom operates a number of share-based compensation plans that are equity settled (see note 25 for details). The fair value of the employee services received in exchange for the grant of equity instruments is recognised as an expense with a corresponding entry in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments on grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of equity instruments that are expected to become exercisable. At each balance sheet date Telecom revises its estimates of the number of equity instruments that are expected to vest. Telecom recognises the impact of the revision of original estimates, if any, in the income statement.

The proceeds received, net of any directly attributable transaction costs, are credited to contributed capital when equity instruments are exercised.

Research costs

Research costs are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Taxation

The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for non-temporary differences. Current tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, except for temporary differences arising on initial recognition of an asset or liability (unless arising in a business combination or impacting profit or loss). Future tax benefits are recognised where realisation of the asset is probable. Deferred tax is determined based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax is recognised in the income statement, except when the tax relates to items charged or credited directly in equity or other comprehensive income, in which case the tax is also recognised in equity and other comprehensive income.

Earnings per share

The Group presents basic and diluted earnings per share for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options and restricted shares granted to employees. Separate earnings per share for discontinued operations are presented in note 9.

Inventories

Inventories are stated at the lower of cost and net realisable value after consideration for excess and obsolete items. The cost is determined on a weighted average cost basis and amounts are removed from inventory on this basis. The cost of inventories includes the transfer from equity of any foreign exchange gains or losses on qualifying cash flow hedges related to inventories. Cash flows from the sale of inventories are included in amounts received from customers in the cash flow statement.

Property, plant and equipment

The value of property, plant and equipment purchased from the Government was determined using deemed cost as at 1 April 1987.

Subsequent additions are recognised at cost. The cost of additions to plant and equipment and other assets constructed by Telecom consists of all appropriate costs of development, construction and installation, comprising material, labour, direct overhead and transport costs.

For each qualifying asset project directly attributable interest costs incurred during the period required to complete and prepare the property, plant or equipment for its intended use are capitalised as part of the total cost.

On the statement of financial position, property, plant and equipment is stated at cost less accumulated depreciation and impairments.

Depreciation is charged on a straight-line basis to write down the cost of property, plant and equipment to its estimated residual value over its estimated useful life. Estimated useful lives are as follows:

Junctions and trunk transmission systems	10 – 50 years
Switching equipment	5 – 12 years
Customer premises equipment	3 – 5 years
Other network equipment	2 – 25 years
Buildings	9 – 50 years
Motor vehicles	6 years
Furniture and fittings	2 – 25 years
Computer equipment	3 – 5 years

Where the remaining useful lives or recoverable values have diminished due to technological, regulatory or market condition changes, depreciation is accelerated.

Land and capital work in progress are not depreciated. Where property, plant or equipment is disposed of the profit or loss recognised in the income statement is calculated as the difference between the sale price and the carrying value of the asset.

Leased assets

Telecom is a lessor of assets and such leases are considered operating leases where substantially all the risks and rewards incidental to ownership remain with the owner. Rental income is taken to the income statement on a straight-line basis over the lease term. Leases are classified as finance leases where substantially all the risks and rewards of ownership transfer to the lessee. Amounts due from lessees under finance leases are recorded as receivables at Telecom's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases.

Telecom is a lessee of certain plant, equipment, land and buildings under both operating and finance leases. Lease costs relating to operating leases are recognised on a straight-line basis over the life of the lease. Finance leases, which effectively transfer to Telecom substantially all the risks and benefits of ownership of the leased assets, are capitalised at the lower of the leased asset's fair value or the present value of the minimum lease payments at inception of the lease. The leased assets and corresponding liabilities are recognised in the statement of financial position, leased assets are depreciated over their estimated useful lives.

Intangible assets

The cost of acquiring an intangible asset with a finite life is amortised from the date the underlying asset is held ready for use on a straight-line basis over its estimated useful life, which is as follows:

Software	2 – 8 years
Capacity purchases	15 – 25 years
Spectrum licences	20 years
Customer contracts	7–8 years
Other intangibles	5 – 80 years

Where estimated useful lives or recoverable values have diminished due to technological change or market conditions, amortisation is accelerated.

Telecom capitalises the direct costs associated with the development of network and business software for internal use where project success is regarded as probable. Capitalised costs include external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees (including contractors) directly associated with the project and interest costs incurred while developing the software. Software developed for internal use is amortised over its estimated useful life.

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired at the time of acquisition of a business or shares in a subsidiary. Goodwill is allocated to cash-generating units and assessed annually for impairment. An impairment is recognised if it is no longer probable that the value will be recovered from future economic benefits of the related cash-generating unit.

Impairment of assets

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets. Impairment losses recognised for goodwill are not reversed in a subsequent period. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate.

Property, plant and equipment and finite-life intangible assets

At each reporting period date, management reviews the carrying amounts of property, plant and equipment and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, management estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, a level that will not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is then recognised immediately in the income statement.

Financial instruments

Telecom has derivative and non-derivative financial instruments. Telecom's non-derivative financial instruments comprise investments in equity and debt securities, trade receivables and payables, other receivables and payables, cash, loans and borrowings and finance lease receivables and payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit and loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if Telecom becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if Telecom's contractual rights to the cash flows from the financial assets expire or if Telecom transfers the financial asset to another party without retaining control or substantially all of the risks and rewards of the asset. Purchases and sales of financial assets are accounted for at trade date (ie, the date Telecom commits itself to purchase or sell the asset). Financial liabilities are derecognised if Telecom's obligations specified in the contract expire or are discharged or cancelled.

Cash comprises cash balances and highly liquid call deposits.

Financial assets at amortised cost

Non-derivative financial assets are classified and measured at amortised cost when the asset is held within a business model whose objective is to collect the contractual cash flows and those contractual cash flows consist solely of payments of principal and interest on specified dates. Assets measured at amortised cost are initially measured at fair value and subsequently measured at amortised cost using the effective interest method less any impairment losses. Trade accounts receivable are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment loss due to doubtful accounts. The amount of the provision is the difference between the asset's unamortised cost and the present value of estimated future cash flows, discounted at an effective interest rate.

Financial assets at fair value through other comprehensive income

Investments in equity instruments that are not held for trading can be held at fair value through other comprehensive income when an irrevocable election to do so is made at initial recognition. Such assets are measured upon initial recognition at fair value. Subsequent fair value movements are presented in other comprehensive income and accumulated in the revaluation reserve. Dividends on investments held at fair value through other comprehensive income are recognised in the income statement when the right to receive payment is established, unless the dividend represents a return of capital. If the investment is derecognised the cumulative gain or loss may be transferred within equity reserves.

Financial assets at fair value through profit and loss

Financial assets that are not classified and measured at amortised cost, or fair value through other comprehensive income, are classified at fair value through profit and loss.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Telecom's financial liabilities measured at fair value through profit and loss are mandatorily measured as such. Derivatives are also categorised as held for trading unless they are designated as hedges. Upon initial recognition, attributable

transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss, with subsequent changes recognised in the income statement.

Financial liabilities measured at amortised cost

Financial liabilities not classified and measured at fair value through profit or loss are classified and measured at amortised cost. Financial liabilities classified and measured at amortised cost are initially measured at fair value plus directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

Debt

Debt is classified and measured at amortised cost and is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings using the effective interest rate method.

Derivative financial instruments

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

Each derivative that is designated as a hedge is classified as either:

- a hedge of the fair value of recognised assets or liabilities (a fair value hedge); or

- a hedge of the variability in cash flow of a recognised liability (a cash flow hedge); or

- a hedge of a highly probable forecast transaction (a cash flow hedge); or

- a hedge of a net investment in a foreign operation.

Gains and losses on fair value hedges are included in the income statement, together with any changes in the fair value of the hedged asset or liability.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are initially recognised in other comprehensive income and accumulated in the hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. Alternatively, when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the underlying physical exposure occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The effective portion of any gain or loss on hedges of net investments in foreign operations is recognised in other comprehensive income and accumulated in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement. Gains and losses included in equity are included in the income statement when the foreign operation is disposed of or wound up.

For an instrument to qualify as a hedge, the relationship between hedging instruments and hedged items is documented, as well as Telecom's risk management objective and strategy for undertaking various hedge transactions. On an ongoing basis, Telecom documents if the hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify or no longer qualify as hedges are stated at fair values and any resultant gain or loss is recognised in the income statement.

The foreign exchange gains and losses on the principal value of cross-currency interest rate swaps are reflected in the income statement using the spot rate, which offsets the foreign exchange gains and losses recorded on the underlying debt.

Cash flows from derivatives in cash flow and fair value hedge relationships are recognised in the cash flow statement in the same category as that of the hedged item.

Investment in subsidiaries

The Parent Company holds its investments in subsidiaries at cost, less any impairment.

Business combinations

Business combinations are accounted for using the acquisition method at the date on which control is transferred to the Group (the acquisition date). Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Management recognises goodwill at the acquisition date if the fair value of the consideration transferred exceeds the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. For an operation to be held for sale it must be available for sale in its current condition and its sale must be highly probable. When an operation is classified as a discontinued operation, the comparative income statement is re-presented as if the operation had been discontinued from the start of the comparative period.

Statement of cash flows

For the purposes of the statement of cash flows, cash is considered to be cash on hand, in banks and cash equivalents, net of bank overdrafts and highly liquid investments that are readily convertible to known amounts of cash that are subject to an insignificant risk of changes in values. Cash excludes collateral pledged, discussed in note 26, which is separately disclosed as collateral funds.

Cash flows from certain items are disclosed net due to the short-term maturities and volume of transactions involved.

The net external cash flows attributable to discontinued operations are presented in note 9.

Segment reporting

The determination of Telecom's operating segments and the information reported for the operating segments is based on the management approach as set out in NZ IFRS 8, 'Operating Segments'. Telecom's CEO has been identified as Telecom's chief operating decision-maker for the purpose of applying NZ IFRS 8.

Changes in accounting policies

Telecom has adopted amendments to NZ IAS 1 'Presentation of financial statements – presentation of other comprehensive income' for these financial statements. These amendments require grouping of items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss in subsequent periods.

Critical accounting estimates

The preparation of these financial statements in conformity with NZ IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The principal areas of judgement in preparing these financial statements are set out below.

Assessment of goodwill

The carrying value of goodwill is assessed at least annually to determine if it is impaired. Performing this assessment generally requires management to estimate future cash flows to be generated by the related investment or cash-generating unit, which entails making judgements, including the expected rate of growth of revenues, margins expected to be achieved, the level of future capital expenditure required to support these outcomes and the appropriate discount rate to apply when valuing future cash flows.

At 30 June 2013 Telecom had NZ$171 million of goodwill on its balance sheet (30 June 2012: NZ$106 million). The composition of this balance, by cash-generating unit, is set out in note 16 to these financial statements. No goodwill impairment arose as a result of the impairment review for the years ended 30 June 2013, 30 June 2012 and 30 June 2011.

Any future adverse impacts arising in assessing the carrying value of Telecom's goodwill could lead to future goodwill impairment that could affect future earnings.

Revenue recognition

All areas of revenue recognition referred to in this note are assessed as critical accounting policies by management, as estimates and assumptions made can materially affect the financial statements. Examples of the key revenue lines subject to management's judgement include:

- Mobile (including subsidy recognition), access, calling, data and broadband revenues – in revenue arrangements, including multiple deliverables, the deliverables are assigned to separate units of accounting and the consideration is allocated based on its relative fair value. Determining these fair values can be complex and is subject to judgement.

- IT services and certain data revenues – the revenue recognition on contracts that span more than one accounting period may be impacted by estimates of the total costs, ultimate profitability or other appropriate inputs. Assessing contracts on a percentage of completion basis requires judgement to be exercised over future costs, profitability or other milestones. These revenues are also subject to ongoing profitability reviews of underlying contracts in order to determine whether the latest estimates applied remain appropriate.

Accounting for property, plant and equipment and finite-life intangible assets

In accounting for items of property, plant and equipment and finite-life intangible assets, judgements must be made about whether costs incurred relate to bringing an asset to working condition for its intended use and therefore are appropriate for capitalisation as part of the cost of the asset or whether they should be expensed as incurred. In capitalising costs for internally constructed assets, judgements must be made about the likelihood of project success. Such judgements can be difficult where the project involves the application of unproven technology.

The determination of the appropriate useful life for a particular asset requires management to make judgements about, among other factors, the expected period of service potential of the asset, the likelihood of the asset becoming obsolete as a result of technological advances, the likelihood of Telecom ceasing to use the asset in its business operations and the effect of government regulation.

The determination of any impairment of assets is based on a large number of factors, such as those referred to above, as well as changes in current competitive conditions, expectations of growth in the telecommunications industry, the discontinuance of services and other changes in circumstances that indicate an impairment exists.

Assessing whether an asset is impaired may involve estimating the future cash flows that the asset is expected to generate. The key judgements include rates of expected revenue growth or decline, expected future margins and the selection of an appropriate discount rate for valuing future cash flows. Further, judgements have to be made regarding the expected utilisation period, which is closely linked to the regulatory environment.

At 30 June 2013 property, plant and equipment and finite-life intangible assets had a carrying value of NZ$2,247 million (30 June 2012: NZ$2,309 million). During the year ended 30 June 2013 Telecom recognised an impairment charge totalling NZ$38 million, of which NZ$26 million is as a direct result of Telecom re-setting its strategy as work on certain projects has ceased. No impairment arose as a result of the review of the carrying value of Telecom's assets for the years ended 30 June 2012. During the year ended 30 June 2011 Telecom recognised an impairment charge totalling NZ$257 million (NZ$42 million of which related to discontinued operations) due to the combined effect of the move to a fibre-oriented world and regulatory developments.

Any future adverse impacts arising in assessing the carrying value or lives of Telecom's property, plant and equipment and finite-life intangible assets could lead to future impairments or increases in depreciation and amortisation charges that could affect future earnings.

Accounting for income taxes

Preparation of financial statements requires management to make estimates as to the amount of tax that will ultimately be payable, the availability of losses to be carried forward and the amount of foreign tax credits that Telecom will receive. Actual results may differ from these estimates as a result of reassessment by management or taxation authorities.

At 30 June 2013 Telecom had NZ$356 million of unrestricted tax losses and other temporary differences not currently recognised (30 June 2012 NZ$375 million). An increase in Telecom's expected future taxable profits in certain jurisdictions or a change in tax law relating to these unrecognised losses could result in additional deferred tax assets being recognised.

Changes in tax laws may have a profound impact on Telecom's taxation charges, assets, liabilities and cash flows.

Provisions and contingent liabilities

Management consults with legal counsel on matters related to litigation, with respect to matters in the ordinary course of business. In respect of all claims and litigation, Telecom provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Telecom's provisions principally relate to obligations arising from: property rationalisation programmes, restructuring programmes, claims and litigation. Estimates have been made of the cost of vacant properties and of any shortfall arising from any sub-lease income being lower than the lease cost, any such shortfall is recognised as a provision. Refer to note 19 for details on Telecom's provisions.

Note 2 Segmental reporting

Telecom's operating segments at 30 June 2013 consisted of the following:

- Retail – provider of fixed line, mobile and internet services to consumers and the small/medium business market;

- Wholesale & International – provider of voice, mobile, interconnect, managed data and international products and services to telecommunications service providers;

- Gen-i – integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia;

- AAPT – provider of telecommunications services to business and wholesale customers in Australia; and

- Technology & Shared Services (T&SS) – maintains and develops Telecom's New Zealand shared IT and network operations and other shared services.

In addition to Telecom's operating segments, Telecom has a Corporate Centre that contains income and costs not associated with the operating segments, such as dividends from investments and costs of providing corporate services such as communications, legal, finance and human resources.

As noted in note 1 Telecom has re-presented its comparative segments results to reflect the discontinuation of Full Cost Apportionment (FCA), as well as a number of external interconnection revenues and costs historically recognised in Wholesale & International being allocated directly to the business unit the revenue or expense relates to. All internal transactions are eliminated on consolidation.

The segment results disclosed are based on those reported to Telecom's CEO and are how Telecom analyses its business results. Segment results are measured based on net earnings before depreciation, finance income and costs, associates' profits/losses and taxation expense. None of these items are assessed on a segment basis by Telecom's CEO.

The financial information of each segment is set out below:

YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	WHOLESALE & INTERNATIONAL NZ$M	RETAIL NZ$M	GEN-i NZ$M	T&SS NZ$M	AAPT NZ$M	TOTAL OPERATING SEGMENTS NZ$M
Fixed	494	1,099	471	3	468	2,535
Mobile	11	697	213	–	5	926
IT Services	2	2	523	–	–	527
Other	22	27	1	49	4	103
Other gains	–	–	2	5	1	8
Internal revenue	65	2	51	–	37	155
Total operating revenue and other gains	**594**	**1,827**	**1,261**	**57**	**515**	**4,254**
Segment Result	**224**	**718**	**370**	**(287)**	**74**	**1,099**

YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	WHOLESALE & INTERNATIONAL NZ$M	RETAIL NZ$M	GEN-i NZ$M	T&SS NZ$M	AAPT NZ$M	TOTAL OPERATING SEGMENTS NZ$M
Fixed	544	1,199	515	2	602	2,862
Mobile	6	698	226	–	10	940
IT Services	1	2	540	–	–	543
Other	22	23	1	57	6	109
Other gains	6	3	4	5	–	18
Internal revenue	72	3	49	3	46	173
Total operating revenue and other gains	**651**	**1,928**	**1,335**	**67**	**664**	**4,645**
Segment Result	**221**	**728**	**389**	**(306)**	**88**	**1,120**

YEAR ENDED 30 JUNE 2011	WHOLESALE & INTERNATIONAL	RETAIL	GEN-i	T&SS	AAPT	TOTAL OPERATING SEGMENTS
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Fixed	588	1,277	588	–	812	3,265
Mobile	9	711	208	–	18	946
IT Services	1	4	551	–	–	556
Other	21	23	8	65	4	121
Other gains	–	–	–	22	–	22
Internal revenue	109	–	47	10	66	232
Total operating revenue and other gains	**728**	**2,015**	**1,402**	**97**	**900**	**5,142**
Segment Result	**206**	**718**	**364**	**(305)**	**90**	**1,073**

Reconciliation from segment operating revenue and other gains to consolidated operating revenues and other gains

YEAR ENDED 30 JUNE	2013	2012	2011
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M
Segment operating revenue and other gains	4,254	4,645	5,142
Less operating revenue from internal customers	(155)	(173)	(232)
Other gains not allocated for segmental reporting (note 6)	21	36	23
Dividends (note 3)	56	58	71
Other revenue not allocated for segmental reporting	13	10	–
Operating revenues and other gains (continuing operations)	**4,189**	**4,576**	**5,004**

Reconciliation from segment result to consolidated net earnings/(loss) before income tax

YEAR ENDED 30 JUNE	2013	2012	2011
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M
Segment result	1,099	1,120	1,073
Net result of corporate revenue and expenses	(62)	(72)	(78)
Other gains not allocated for segmental reporting (note 6)	21	36	23
Other expenses not allocated for segmental reporting (note 6)	(110)	(5)	(42)
Asset impairments not allocated for segmental reporting (note 6)	(26)	–	(215)
Finance income (note 7)	32	26	15
Finance expense (note 7)	(74)	(106)	(152)
Depreciation	(332)	(363)	(468)
Amortisation	(207)	(213)	(240)
Share of associates' net profit	–	–	1
Net earnings/(loss) before income tax (continuing operations)	**341**	**423**	**(83)**

Geographic information

Telecom's principal geographical regions are New Zealand and Australia. The operating revenue by region is based on where services are provided.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2013	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers	3,494	539	127	**4,160**
Property, plant and equipment	1,058	268	21	**1,347**
Intangible assets	1,048	18	5	**1,071**

AS AT AND FOR THE YEAR ENDED 30 JUNE 2012	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers[1]	3,594	694	213	**4,501**
Property, plant and equipment	1,189	323	3	**1,515**
Intangible assets	853	22	25	**900**

1 Operating revenue from external customers excludes revenues from discontinued operations of NZ$21 million.

AS AT AND FOR THE YEAR ENDED 30 JUNE 2011	NEW ZEALAND	AUSTRALIA	OTHER	TOTAL
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Operating revenue from external customers[1]	3,654	968	286	**4,908**
Property, plant and equipment	3,494	373	25	**3,892**
Intangible assets	1,058	29	7	**1,094**

1 Operating revenue from external customers excludes revenues from discontinued operations of NZ$51 million.

Note 3 Operating revenues and other gains

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2013**	**2012**	**2011**	**2013**	**2012**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Sale of goods	159	190	124	–	–
IT procurement revenues	218	216	222	–	–
Rendering of services	3,727	4,058	4,542	–	–
Dividends	56	58	71	214	774
Other gains (note 6)	29	54	45	–	1,556
Total operating revenues and other gains	**4,189**	**4,576**	**5,004**	**214**	**2,330**

Note 4 Fixed and other operating revenues

		GROUP		PARENT	
YEAR ENDED 30 JUNE	**2013**	**2012**	**2011**	**2013**	**2012**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Fixed revenues					
Access	829	863	885	–	–
Voice/Calling	741	888	1,070	–	–
Broadband	431	497	532	–	–
Data	398	397	443	–	–
Other	136	217	335	–	–
	2,535	**2,862**	**3,265**	**–**	**–**
Other operating revenues					
Miscellaneous other	113	119	121	–	–
Dividend income	56	58	71	214	774
	169	**177**	**192**	**214**	**774**

Note 5 Operating expenses

Labour

Included in labour costs are pension contributions of NZ$11 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (30 June 2012: NZ$11 million; 30 June 2011: NZ$14 million). Telecom also made employer contributions of NZ$8 million under the KiwiSaver and Company Tax Rate Amendments Act 2007 in the year ended 30 June 2013 (30 June 2012: NZ$7 million; 30 June 2011: NZ$6 million). Telecom has no other significant obligations to provide pension benefits in respect of employees.

Other operating expenses

YEAR ENDED 30 JUNE	**2013**	**2012**	**2011**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M
Other operating expenses			
Direct costs	80	105	122
Mobile acquisition, updates and dealer commissions	337	336	244
Procurement and IT services expenses	319	317	337
Broadband and internet	248	251	277
Field services	39	51	53
Computer costs	81	89	158
Accommodation and co-location	138	152	178
Advertising, promotions and communication	74	65	68
Bad debts	16	9	18
Other	152	160	140
	1,484	**1,535**	**1,595**

Key management personnel costs

GROUP YEAR ENDED 30 JUNE	2013 NZ$000s	2012 NZ$000s	2011 NZ$000s
Directors' remuneration	1,239	1,200	1,491
Salary and other short-term benefits[1]	8,274	11,396	15,980
Redundancy and termination payments	1,883	2,319	568
Long-term incentives and share-based compensation[2]	2,644	1,794	5,595
	14,040	**16,709**	**23,634**

1 Includes short-term benefits paid on termination.

2 Excludes long-term incentives vesting during the year ended 30 June 2013 as such incentives were accounted for in the financial year in which they were granted.

The table above includes remuneration of the CEO and the other members of the Leadership Team, including amounts paid to members of the Leadership Team who left during the year ended 30 June 2013 or were in acting Leadership Team positions.

Auditors' remuneration

GROUP YEAR ENDED 30 JUNE	2013 NZ$000s	2012 NZ$000s	2011 NZ$000s
Fees billed by principal accountants:			
Audit fees	2,754	3,074	3,066
Audit-related fees	196	1,943	2,851
Other	–	1,127	–
	2,950	**6,144**	**5,917**

Donations

Donations for the year ended 30 June 2013 was NZ$2,979,000 (30 June 2012: NZ$3,082,000; 30 June 2011: NZ$588,000) which included Telecom's donation to the Telecom Foundation of NZ$2,438,000 and payroll giving matching of NZ$398,000. No donations were made to political parties in New Zealand for the year ended 30 June 2013 (30 June 2012: nil; 30 June 2011: nil).

Note 6 Other gains, expenses and impairment

	GROUP			PARENT	
YEAR ENDED 30 JUNE	2013	2012	2011	2013	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Other gains					
Other gains	5	8	22	–	–
Settlement on insurances	15	8	–	–	–
Gain on sale	3	10	23	–	–
Gain on winding up of foreign operation	6	28	–	–	–
Gain on distribution of Chorus shares	–	–	–	–	726
Adjustment to provision for intercompany balances	–	–	–	–	830
	29	**54**	**45**	**–**	**1,556**
Asset impairments					
Impairment of work in progress	25	–	–	–	–
Impairment of software	4	–	154	–	–
Impairment of buildings	6	–	–	–	–
Impairment of telecommunications equipment and plant	2	–	61	–	–
Impairment of other assets	1	–	–	–	–
Impairment of intercompany balances	–	–	–	–	117
	38	**–**	**215**	**–**	**117**
Other expenses					
Restructuring (severances)	38	–	–	–	–
Restructuring (surplus lease costs)	42	–	–	–	–
Restructuring (other)	21	–	–	–	–
Natural disaster costs	9	5	42	–	–
Adjustment to provision for intercompany balances	–	–	–	154	–
	110	**5**	**42**	**154**	**–**

Other gains

Other gains

In the year ended 30 June 2013 other gains of NZ$5 million (30 June 2012: NZ$8 million, 30 June 2011: NZ$22 million) represented various resolutions and settlements reached with a supplier.

Settlement on insurance

In the year ended 30 June 2013 NZ$15 million was received from insurers in relation to the Canterbury earthquakes (30 June 2012: NZ$8 million).

Gain on sale

In the year ended 30 June 2013 the gain on sale of NZ$3 million comprised:

- NZ$2 million gain on the sale of Davanti Consulting; and

- NZ$1 million gain on sale of Telecom's share of Community Telco Australia Pty Limited.

In the year ended 30 June 2012 the gain on sale of NZ$10 million comprised:

- NZ$4 million gain on the sale of the Gen-i Software Solutions business; and

- NZ$6 million gain on the sale of cable capacity.

In the year ended 30 June 2011 the gain on sale of NZ$23 million comprised:

- NZ$18 million (A$15 million) gain on the sale of AAPT's consumer division; and

- NZ$5 million (A$4 million) gain on the sale of Telecom's share in Yahoo!Xtra New Zealand Limited.

Gain on winding up of foreign operation

In the year ended 30 June 2013 a gain of NZ$6 million was recycled from the foreign currency translation reserve on the liquidation of Telecom Southern Cross Finance Limited (30 June 2012: NZ$28 million gain on the winding up of the Australian branch of TCNZ Finance Limited).

Other expenses

Restructuring

In the year ended 30 June 2013 Telecom incurred restructuring costs of NZ$101 million and impairment charges of NZ$26 million associated with implementing its new strategy. Restructuring costs included:

- NZ$38 million of labour costs;

- NZ$42 million of surplus lease costs on office and network buildings no longer required; and

- NZ$21 million of other restructuring costs.

Natural disaster costs

In the year ended 30 June 2013 NZ$9 million (30 June 2012: NZ$5 million; 30 June 2011: NZ$42 million) of costs were recognised in relation to the Canterbury earthquakes. These costs were comprised of incremental operational costs incurred, customer credits and asset impairments. Part of these costs have been recovered through Telecom's insurance arrangements.

Asset impairments

In the year ended 30 June 2013 there was a non-cash impairment charge totalling NZ$38 million of the carrying value of certain property, plant and equipment and intangible assets. NZ$26 million of these impairments are as a direct result of Telecom re-setting its strategy as work on certain projects has ceased. The remaining NZ$12 million of impairments relates to assets whose future economic benefit is assessed as being lower than the assets' carrying value. Included in impairment of work in progress is NZ$14 million of expenditure incurred in the year ended 30 June 2013. In the year ended 30 June 2012 there were no impairments. In the year ended 30 June 2011 there was a non-cash impairment charge totalling NZ$215 million of the carrying value of certain property, plant and equipment and intangible assets from continuing operations. NZ$42 million impairment was included in discontinued operations (see note 9). Total impairment recognised in the year ended 30 June 2011 was NZ$257 million. Certain material assets from the following programmes were assessed as being impaired at 30 June 2011:

- FNT – a regulatory programme to replace traditional PSTN voice with a VoIP service over copper broadband; and

- Retail NGT Stage 1 – Telecom's Retail NGT programme related to the delivery of a new customer relationship management and billing capability system.

Parent Company

Intercompany balances

The parent company recognised a loss of NZ$154 million (30 June 2012: gain of NZ$830 million) representing the movement in the value of a provision reflecting intercompany obligations of subsidiary companies assumed by the Parent Company. This loss arose due to an increase in obligations assumed by the Parent Company under a letter of support over subsidiary intercompany debts.

In the year ended 30 June 2012 the Parent Company wrote down its investments in subsidiaries by NZ$117 million. The parent company also recognised a NZ$726 million non-cash gain on the demerger.

Note 7 Finance income and expense

This note should be read in conjunction with note 9, discontinued operations. Unless otherwise stated, the numbers below include interest income and expense from continuing operations. Interest expense on Euro Medium Term Notes that transferred to Chorus is included in note 9.

	GROUP			PARENT	
YEAR ENDED 30 JUNE	2013	2012	2011	2013	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Finance income:					
Interest income from cash and deposits	10	11	8	–	–
Finance lease income	21	14	4	–	–
Other interest income	1	1	3	–	–
Interest income on loans to subsidiary companies	–	–	–	273	323
Finance income	**32**	**26**	**15**	**273**	**323**
Finance expense:					
Finance expense on long-term debt:					
– Euro Medium Term Notes (EMTN)[1]	6	48	106	–	–
– TeleBonds	35	40	41	–	–
– Domestic notes	9	–	–	–	–
– Bank funding	12	–	–	–	–
Revaluation of interest rate derivatives	–	3	–	–	–
Other interest and finance expenses	19	23	21	–	–
Interest expense on loans from subsidiary companies	–	–	–	509	457
	81	**114**	**168**	**509**	**457**
Less interest capitalised	(7)	(8)	(16)	–	–
Finance expense	**74**	**106**	**152**	**509**	**457**

1 Includes NZ$2 million transferred from the cash flow hedge reserve for the year ended 30 June 2013 (30 June 2012: NZ$19 million; 30 June 2011: NZ$73 million; of which NZ$49 million related to continuing operations).

Interest is capitalised on property, plant and equipment and intangible assets under development at an annualised rate of 6.0% (30 June 2012: 7.7%; 30 June 2011: 7.7%).

Note 8 Income tax

The income tax credit/(expense) for continuing operations is determined as follows:

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2013**	**2012**	**2011**	**2013**	**2012**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Income statement					
Current income tax					
Current year income tax credit/(expense)	(126)	(228)	(34)	66	37
Adjustments in respect of prior periods	(2)	28	(8)	–	–
Deferred income tax					
Depreciation	17	124	50	–	–
Provisions, accruals, tax losses and other	(3)	(14)	(9)	–	–
Adjustments in respect of prior periods	11	(22)	6	–	–
Reduction in tax rate	–	–	(1)	–	–
Income tax credit/(expense) recognised in income statement (continuing operations)	**(103)**	**(112)**	**4**	**66**	**37**
Statement of comprehensive income					
Current income tax					
Current year income tax credit	–	5	17	–	–
Fair value of derivative financial instruments	(3)	(21)	13	–	–
Income tax credit/(expense) recognised in other comprehensive income	**(3)**	**(16)**	**30**	**–**	**–**

Reconciliation of income tax expense (continuing operations)

	GROUP			PARENT	
YEAR ENDED 30 JUNE	2013	2012	2011	2013	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Net earnings/(loss) for the year (continuing operations)	238	311	(79)	(110)	2,116
Total income tax credit/(expense) (continuing operations)	(103)	(112)	4	66	37
Net earnings before income tax	**341**	**423**	**(83)**	**(176)**	**2,079**
Tax at current rate of 28% (2012: 28%; 2011: 30%)	(95)	(118)	25	49	(582)
Adjustment to taxation					
Non-deductible items	(2)	(1)	(3)	(43)	402
Tax effects of non-New Zealand profits	7	2	(11)	–	–
Non-taxable intercompany dividends	–	–	–	60	217
Reduction in tax rate	–	–	(1)	–	–
Adjustments in respect of prior periods	9	6	(2)	–	–
Current year losses not recognised	(25)	(7)	(5)	–	–
Other	3	6	1	–	–
Total income tax credit/(expense) (continuing operations)	**(103)**	**(112)**	**4**	**66**	**37**

Income tax effects relating to each component of other comprehensive income/(loss)

GROUP YEAR ENDED 30 JUNE	2013			2012			2011		
	BEFORE TAX	TAX CREDIT/ (EXPENSE)	NET OF TAX	BEFORE TAX	TAX CREDIT/ (EXPENSE)	NET OF TAX	BEFORE TAX	TAX CREDIT/ (EXPENSE)	NET OF TAX
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Translation of foreign operations	(26)	–	(26)	(16)	3	(13)	(20)	12	(8)
Hedge of net investment	–	–	–	(5)	2	(3)	(16)	5	(11)
Reclassified to the income statement on disposal of foreign operation	(6)	–	(6)	(28)	–	(28)	–	–	–
Revaluation of long-term investments	22	–	22	(68)	–	(68)	(48)	–	(48)
Cash flow hedges (see note 26)	9	(3)	6	74	(21)	53	(40)	13	(27)
Other comprehensive income/(loss) for the year	**(1)**	**(3)**	**(4)**	**(43)**	**(16)**	**(59)**	**(124)**	**30**	**(94)**

Note 9 Discontinued operations

Telecom successfully completed the demerger of Chorus effective from 1 December 2011. The Group income statement and comparatives have been re-presented to show the Chorus results to 30 November 2011 as a discontinued operation, separately from Telecom's continuing operations. The discontinued operation results for the periods presented in the income statement are as follows:

YEAR ENDED 30 JUNE[1] (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012 NZ$M	2011 NZ$M
Operating revenues and other gains		
Fixed	66	138
Other operating revenues	13	31
Internal revenues from Telecom continuing operations	417	963
	496	**1,132**
Operating expenses		
Labour	(17)	(37)
Other operating expenses	(137)	(243)
Internal costs with Telecom continuing operations	(21)	(51)
Asset impairments	–	(42)
Depreciation	(84)	(265)
Amortisation	(21)	(54)
Net finance costs	(20)	(51)
Net earnings before income tax	**196**	**389**
Income tax expense	(55)	(115)
Net earnings for the period- before demerger-related items	**141**	**274**
Demerger-related items:		
Gain on distribution of Chorus shares	764	–
Debt restructuring costs	(110)	–
Demerger and UFB costs	(50)	(29)
Net gain on asset arrangements between Chorus and Telecom	68	–
Tax benefit on demerger-related items	33	
Total demerger related items	705	(29)
Earnings from discontinued operations attributable to equity	**846**	**245**
Basic earnings per share (in cents)	44	13
Diluted earnings per share (in cents)	44	13

1 Year ended 30 June 2012 includes Chorus operations to 30 November 2011.

The NZ$764 million non-cash gain on demerger of Chorus relates to the difference between the fair value (NZ$1,264 million) and book value (NZ$500 million) of the net assets derecognised on distribution of Chorus shares to shareholders, as required by NZ IFRIC 17: Distribution of Non-cash Assets to Owners.

Debt restructuring costs of NZ$110 million comprise NZ$36 million of fees that are an economic cost to Telecom and NZ$74 million of costs that relate to the realisation of economic positions held by Telecom.

Demerger and UFB costs were NZ$50 million in the year ended 30 June 2012 and NZ$29 million in the year ended 30 June 2011. These costs include advisers' fees (including legal, accounting, investment banking fees and independent expert report costs) and separation-related costs.

Net non-cash gains by Telecom on asset arrangements between Chorus and Telecom of NZ$68 million in the year ended 30 June 2012 included net gains on entering into new finance lease arrangements with Chorus on demerger, and gains on jointly controlled asset arrangements with Chorus.

The NZ$42 million asset impairment in the year ended 30 June 2011 related to Wholesale FMO assets based on Telecom's expectation that the service improvement programme proposal under Variation Four would proceed and therefore certain regulatory assets were considered stranded.

The carrying value of assets and liabilities derecognised on the demerger were:

AS AT 30 NOVEMBER 2011	
(DOLLARS IN MILLIONS)	NZ$M
Assets	
Receivables and prepayments	4
Short-term derivative assets	1
Current tax receivable	2
Inventories	6
Intangible assets and property, plant and equipment	2,352
Total assets	**2,365**
Liabilities	
Accounts payable and accruals	48
Short-term debt	1
Deferred tax liability	178
Long-term debt	1,582
Long-term derivatives and liabilities	56
Total liabilities	**1,865**
Net assets of discontinued operations at date of demerger	**500**

The cash flows of the discontinued operations are as follows:

YEAR ENDED 30 JUNE	2012	2011
(DOLLARS IN MILLIONS)	NZ$M	NZ$M
Net cash flows from operating activities[1]	(174)	(274)
Net cash flows from investing activities	(146)	(407)
Net cash flows from financing activities	234	–
Net cash flows from discontinued operations	**(86)**	**(681)**

1 Pre-demerger revenue received and expenses paid between the discontinued operations and continuing operations was not settled in cash and is therefore excluded from the cash flows from discontinued operations above.

Note 10 Earnings per share

GROUP YEAR ENDED 30 JUNE	2013 NZ$M	2012 NZ$M	2011 NZ$M
Basic and diluted earnings per share continuing operations			
Numerator:			
Net earnings for the year (NZ$m) continuing operations	238	311	(79)
Less net earnings attributable to non-controlling interests	(2)	(2)	(2)
Net earnings attributable to equity holders (NZ$m) continuing operations	236	309	(81)
Denominator – weighted average ordinary shares (in millions)	1,845	1,918	1,924
Basic earnings per share (in New Zealand dollars) continuing operations:			
From net earnings attributable to equity holders	0.13	0.16	(0.04)
Diluted earnings per share (in New Zealand dollars) continuing operations:			
Denominator (in millions)			
Ordinary shares	1,845	1,918	1,924
Options	2	4	4
	1,847	1,922	1,928
Diluted earnings per share – continuing operations	0.13	0.16	(0.04)
Basic earnings per share			
Numerator:			
Net earnings for the year (NZ$m)	238	1,157	166
Less net earnings attributable to non-controlling interests	(2)	(2)	(2)
Net earnings attributable to equity holders (NZ$m)	236	1,155	164
Denominator – weighted average ordinary shares (in millions)	1,845	1,918	1,924
Basic earnings per share (in New Zealand dollars):			
From net earnings attributable to equity holders	0.13	0.60	0.09
Diluted earnings per share			
Denominator (in millions)			
Ordinary shares	1,845	1,918	1,924
Options	2	4	4
	1,847	1,922	1,928
Diluted earnings per share (in New Zealand dollars):			
From net earnings attributable to equity holders	0.13	0.60	0.09
Antidilutive potential shares (in millions)			
Options	–	1	1

Note 11 Dividends

Dividends declared and provided by the Parent Company are as follows:

PARENT YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2013 NZ$M	2012 NZ$M
Previous year second half dividend paid	204	182
Supplementary dividend	20	24
First half year dividend paid	146	173
Supplementary dividend	14	23
	384	**402**
Second half year dividend declared subsequent to balance date not provided for (see note 33)	164	204
Dividends per share paid in the year (excluding supplementary dividends)	NZ$0.190	NZ$0.185

Telecom receives an equivalent tax credit from Inland Revenue for the amount of supplementary dividends paid.

The following summary is based on tax laws of New Zealand as at 30 June 2013 and is subject to changes in New Zealand tax law, including changes that could have retroactive effect. Shareholders should seek taxation advice on the taxation treatment of their dividends. In general, shareholders may be subject to income tax on dividends received from Telecom under the relevant taxation laws to which they are subject.

Generally, to the extent imputation credits are attached to dividends, New Zealand tax resident shareholders may be able to claim the imputation credits to reduce their New Zealand income tax liability on any gross dividend amount. Resident withholding tax will be deducted (at a rate of 33%) from dividend payments made to New Zealand tax resident shareholders, reduced by any imputation credits attached to dividend payments.

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand company to a non-resident shareholder. Reduced rates (often 15%) generally apply to non-resident shareholders who are entitled to the benefit of an international tax treaty. To the extent imputation credits are attached to dividends that are subject to non-resident withholding tax at 15%, a supplementary dividend (which is in addition to an ordinary dividend) may be attached to dividends to non-resident shareholders to offset the rate of withholding.

Note 12 Derivatives

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Short-term derivative assets:		
Forward exchange contracts	4	1
Currency options	1	–
	5	**1**
Long-term derivative assets:		
Forward exchange contracts	–	1
Interest rate swaps	1	–
	1	**1**
Short-term derivative liabilities:		
Forward exchange contracts	(1)	(3)
	(1)	**(3)**
Long-term derivative liabilities:		
Interest rate swaps	(1)	(6)
Cross-currency interest rate swaps	(21)	(17)
	(22)	**(23)**

Telecom uses derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates.

The notional values of contract amounts outstanding are as follows:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	CURRENCY	MATURITIES	2013 NZ$M	2012 NZ$M
Cross-currency interest rate swaps	NZD:GBP	2018 – 2020	110	110
Interest rate swaps	NZD	2018 – 2020	210	110
Forward exchange contracts	NZD:AUD	2013 – 2014	27	34
	NZD:USD	2013 – 2014	131	95
	NZD:EUR	2013 – 2014	43	27
	Other	2013 – 2014	25	47
Currency options	NZD:EUR	2013	3	19
	NZD:USD	2013	9	24
	NZD:AUD	2013	1	9

Note 13 Receivables and prepayments

	GROUP		PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M	2013 NZ$M	2012 NZ$M
Short-term receivables and prepayments:				
Trade receivables	369	422	–	–
Less allowance for doubtful accounts receivable	(21)	(18)	–	–
	348	**404**	**–**	**–**
Unbilled rentals and tolls	79	84	–	–
Finance lease receivable (see note 27)	52	39	–	–
Prepaid expenses and other receivables	179	157	–	–
Due from subsidiaries	–	–	1	1
	658	**684**	**1**	**1**
Long-term receivables and prepayments:				
Finance lease receivable (see note 27)	154	146	–	–
Prepaid spectrum licences	–	55	–	–
Other receivables	5	21	–	–
	159	**222**	**–**	**–**

Bad debts of NZ$13 million (30 June 2012: NZ$16 million) were written off against the allowance for doubtful accounts during the year.

Note 14 Inventories

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Maintenance materials and consumables	2	2
Goods held for resale	39	35
Work in progress	12	12
	53	**49**
Total net of allowance for inventory obsolescence		
Balance at beginning of the period	(5)	(9)
(Charged)/credited to the income statement	–	4
Balance at end of the period	**(5)**	**(5)**

Note 15 Long-term investments

| YEAR ENDED 30 JUNE | GROUP | | PARENT | |
| | 2013 | 2012 | 2013 | 2012 |
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Shares in Hutchison	74	51	–	–
Shares in TMT Ventures	2	5	–	–
Government stock	1	1	–	–
Subsidiary companies (see note 30)				
Shares	–	–	4,889	5,402
Term advances	–	–	2,266	2,727
	77	**57**	**7,155**	**8,129**

Shares in Hutchison

Telecom holds a 10% interest in Hutchison Telecommunications Australia Limited (Hutchison) which is quoted on the Australian Stock Exchange (ASX).

Telecom's investment in Hutchison is classified at fair value through other comprehensive income. Fair value has been determined by reference to the closing bid price as quoted on the ASX. As at 30 June 2013 the quoted price of Hutchison's shares on the ASX was A$0.046 (30 June 2012: A$0.030; 30 June 2011: A$0.068).

Shares in TMT Ventures

Telecom holds an investment in TMT Ventures (TMT) a corporate venture capital programme. The venture capital is invested in a number of start-up companies. Telecom has elected to classify this investment as fair value through other comprehensive income.

Associate companies

Telecom's investment in associate companies consists of:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
Pacific Carriage Holdings Limited	Bermuda	50%	A holding company
Southern Cross Cables Holdings Limited	Bermuda	50%	A holding company

Telecom held a 50% share in Community Telco Australia Pty Limited until this stake was sold for NZ$1 million in November 2012.

Extract from associates' financial statements:

| GROUP | | |
| YEAR ENDED 30 JUNE | 2013 | 2012 |
(DOLLARS IN MILLIONS)	NZ$M	NZ$M
Total assets	1,145	1,042
Total liabilities	2,125	1,992
Total revenues	180	202
Net earnings	**91**	**76**

Telecom ceases to recognise a share of net losses on its associates where its share of losses and dividends received have exceeded the initial investment. As at 30 June 2013 Telecom has recognised cumulative dividend income of NZ$679 million (30 June 2012: NZ$623 million) from these associates. As at 30 June 2013 Telecom's share of the cumulative deficits of associates was NZ$509 million (30 June 2012: NZ$503 million). Telecom has no obligation to fund these deficits or repay dividends. Telecom's share of profits not recognised for the year was NZ$46 million (30 June 2012: $38 million).

Note 16 Intangible assets

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	SOFTWARE NZ$M	CAPACITY NZ$M	SPECTRUM LICENCES NZ$M	OTHER INTANGIBLES NZ$M	GOODWILL NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost							
Balance as at 1 July 2012	1,720	583	60	56	1,139	146	3,704
Additions[1]	–	11	55	–	–	229	295
Acquisitions	–	–	–	36	66	–	102
Transfers	172	–	–	3	–	(175)	–
Disposals	(55)	–	–	–	–	–	(55)
Impairments	(4)	–	–	–	–	(9)	(13)
Currency movements	(9)	–	–	–	(1)	–	(10)
Balance as at 30 June 2013	1,824	594	115	95	1,204	191	4,023
Accumulated amortisation and impairment losses							
Balance as at 1 July 2012	(1,372)	(327)	(36)	(36)	(1,033)	–	(2,804)
Amortisation	(179)	(19)	(3)	(6)	–	–	(207)
Disposals	51	–	–	–	–	–	51
Currency movements	8	–	–	–	–	–	8
Balance as at 30 June 2013	(1,492)	(346)	(39)	(42)	(1,033)	–	(2,952)
Net book value at 30 June 2013	**332**	**248**	**76**	**53**	**171**	**191**	**1,071**

1 Total software capitalised in the year ended 30 June 2013 includes NZ$60 million of internally generated assets (30 June 2012: NZ$21 million).

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	SOFTWARE NZ$M	CAPACITY NZ$M	SPECTRUM LICENCES NZ$M	OTHER INTANGIBLES NZ$M	GOODWILL NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost							
Balance as at 1 July 2011	2,222	594	60	60	1,139	177	4,252
Additions	68	4	–	1	–	147	220
Transfers	115	–	–	–	–	(115)	–
Jointly controlled assets recognised	32	–	–	–	–	–	32
Jointly controlled assets derecognised	(22)	–	–	–	–	–	(22)
Distributed on demerger (see note 9)	(355)	–	–	(5)	–	(16)	(376)
Disposals	(338)	(15)	–	–	–	(47)	(400)
Currency movements	(2)	–	–	–	–	–	(2)
Balance as at 30 June 2012	1,720	583	60	56	1,139	146	3,704
Accumulated amortisation and impairment losses							
Balance as at 1 July 2011	(1,688)	(324)	(33)	(33)	(1,033)	(47)	(3,158)
Amortisation	(209)	(18)	(3)	(4)	–	–	(234)
Distributed on demerger (see note 9)	181	–	–	1	–	–	182
Disposals	342	15	–	–	–	47	404
Currency movements	2	–	–	–	–	–	2
Balance as at 30 June 2012	(1,372)	(327)	(36)	(36)	(1,033)	–	(2,804)
Net book value at 30 June 2012	**348**	**256**	**24**	**20**	**106**	**146**	**900**

Jointly controlled assets

Telecom shares a number of IT systems with Chorus with some systems owned by Telecom and some owned by Chorus. Due to the terms of the governance framework in place, these systems are deemed to be jointly controlled assets, as defined in NZ IAS 31: Interests in Joint Ventures. For assets that it does not own, Telecom recognises its share of the jointly controlled assets, as well as a liability for the future payments due, akin to a finance lease. The share of assets recognised varies from 5% to 69% of each asset. For assets that it does own, Telecom derecognised the share of the asset used by Chorus, as well as recognising a receivable for the future receipts due. The share of the assets derecognised varies from 1% to 67%. As at 30 June 2013 Telecom has recognised jointly controlled system assets owned by Chorus of NZ$16 million (30 June 2012: NZ$25 million).

Goodwill

Telecom's cash-generating units are the lowest level of assets for which separately identifiable cash flows can be attributed. Goodwill by cash-generating unit is presented below:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Retail	25	25
Gen-i (note 24)	122	81
Revera (note 24)	7	–
AAPT	17	–
	171	**106**

Impairment testing

The recoverable amount of each segment, or cash-generating unit (CGU), was calculated on the basis of value in use using a discounted cash flow model. Future cash flows were projected for one year, based on Board-approved business plans, with key assumptions being segment earnings and capital expenditure for the segment based on individual business unit forecasts on expected future performance.

Nil terminal growth was applied and a pre-tax discount rate of 11% (30 June 2012: 12%) was utilised. The terminal growth rates are determined based on the long-term historical growth rates of the sectors in which the CGU operates. The growth rates have been benchmarked against external data for the relevant sectors. None of the growth rates applied exceed the observed long-term historical average growth rates for those markets/sectors.

The forecasted financial information is based on both past experience and future expectations of CGU performance. The major inputs and assumptions used in performing an impairment assessment that require judgement include revenue forecasts, operating cost projections, customer numbers and customer churn, discount rates, growth rates and future technology paths.

During the years ended 30 June 2013, 30 June 2012 and 30 June 2011 no impairment arose as a result of the review of goodwill.

Headroom currently exists in each CGU and, based on sensitivity analysis performed, no reasonably possible changes in the assumptions would cause the carrying amount of the CGUs to exceed their recoverable amount.

Note 17 Property, plant and equipment

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDINGS NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost						
Balance as at 1 July 2012	5,782	62	490	578	60	6,972
Additions	–	–	–	–	170	170
Acquisitions	–	–	14	46	–	60
Transfers	136	–	38	33	(207)	–
Impairment	(2)	–	(6)	(1)	(2)	(11)
Disposals	(464)	–	(39)	(30)	–	(533)
Currency movements	(90)	–	(3)	(2)	–	(95)
Balance as at 30 June 2013	5,362	62	494	624	21	6,563
Accumulated depreciation and impairment losses						
Balance as at 1 July 2012	(4,711)	–	(282)	(464)	–	(5,457)
Depreciation charge	(237)	–	(31)	(64)	–	(332)
Acquisitions	–	–	(5)	(28)	–	(33)
Transfers	–	–	–	–	–	–
Disposals	457	–	36	28	–	521
Currency movements	79	–	4	2	–	85
Balance as at 30 June 2013	(4,412)	–	(278)	(526)	–	(5,216)
Net book value at 30 June 2013	**950**	**62**	**216**	**98**	**21**	**1,347**

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	TELECOMMUNICATIONS EQUIPMENT AND PLANT NZ$M	FREEHOLD LAND NZ$M	BUILDINGS NZ$M	OTHER ASSETS NZ$M	WORK IN PROGRESS NZ$M	TOTAL NZ$M
Cost						
Balance as at 1 July 2011	11,670	94	680	637	170	13,251
Additions	153	–	42	52	61	308
Transfers	114	–	–	–	(114)	–
Recognised under finance leases	–	–	20	–	–	20
Derecognised under finance leases	(53)	–	(66)	–	–	(119)
Jointly controlled assets derecognised	(31)	–	–	–	–	(31)
Distributed on demerger (see note 9)	(5,562)	(32)	(174)	(21)	(57)	(5,846)
Disposals – other	(490)	–	(11)	(90)	–	(591)
Currency movements	(19)	–	(1)	–	–	(20)
Balance as at 30 June 2012	5,782	62	490	578	60	6,972
Accumulated depreciation and impairment losses						
Balance as at 1 July 2011	(8,489)	–	(388)	(479)	(3)	(9,359)
Depreciation charge	(346)	–	(31)	(70)	–	(447)
Transfers	(1)	–	–	1	–	–
Derecognised under finance leases	20	–	26	–	–	46
Jointly controlled assets derecognised	15	–	–	–	–	15
Distributed on demerger (see note 9)	3,574	–	100	14	–	3,688
Disposals	501	–	10	70	3	584
Currency movements	15	–	1	–	–	16
Balance as at 30 June 2012	(4,711)	–	(282)	(464)	–	(5,457)
Net book value at 30 June 2012	**1,071**	**62**	**208**	**114**	**60**	**1,515**

Values ascribed to land and buildings

Telecom's properties consist primarily of special-purpose network buildings, which form an integral part of the telecommunications network.

Finance leases – with Chorus

Telecom has entered into leases to occupy space in exchanges owned by Chorus and to allow Chorus to occupy space in Telecom exchanges. These leases are accounted for as finance leases with the lessor derecognising the leased proportion of the asset and the lessee recognising its share. For the year ended 30 June 2013 NZ$16 million (30 June 2012: NZ$18 million) is included in buildings leased under finance leases.

Jointly controlled assets

Telecom shares certain telecommunications equipment owned by Telecom with Chorus that is deemed to be jointly controlled assets. Telecom has derecognised the share of the assets used by Chorus, as well as recording a receivable for the future receipts due. During the year ended 30 June 2012 Telecom derecognised NZ$16 million of telecommunications equipment.

Note 18 Accounts payable and accruals

	GROUP		PARENT	
YEAR ENDED 30 JUNE	2013	2012	2013	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Short-term payables & accruals				
Trade accounts payable	550	443	–	–
Accrued personnel costs	92	149	–	–
Revenue billed in advance	127	130	–	–
Accrued interest	5	8	–	–
Finance lease payable	6	6	–	–
Other accrued expenses	39	39	37	69
	819	**775**	**37**	**69**
Long-term payables & accruals				
Finance lease payable	5	4	–	–
Other payables & accruals	25	26	–	–
	30	**30**	**–**	**–**

Note 19 Provisions

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	COMMERCIAL NZ$M	RESTRUCTURING NZ$M	PROPERTY NZ$M	OTHER NZ$M	TOTAL NZ$M
Balance at 1 July 2012	6	2	11	14	33
Provisions acquired on acquisition of businesses	–	9	6	–	15
Provisions made during the year	1	7	51	1	60
Provisions utilised during the year	(4)	(9)	(3)	(9)	(25)
Provisions released during the year	(1)	–	(1)	–	(2)
Provisions reversed during the year	–	(1)	–	–	(1)
Balance as at 30 June 2013	**2**	**8**	**64**	**6**	**80**
Current	2	8	25	–	35
Non-current	–	–	39	6	45

Commercial

These provisions relate to disputes with customers and suppliers.

Restructuring

These provisions relate to restructuring activities previously undertaken or announced .

Property

Property provisions relate primarily to surplus lease costs (refer to note 6) and make-good requirements. The non-current portion will be utilised by 2024.

The provision for surplus lease costs contracts represents the present value of the future lease payments that the Group is presently obligated to make under non-cancellable operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilisation of the leased premises and sub-lease arrangements where applicable. The estimated vacant period for the sites range from 18 months to 6 years and the unexpired terms of the leases range from 2 to 11 years.

Other

Other provisions include various matters that are uncertain in amounts or timing.

Parent

As at 30 June 2013 the Parent's obligation under a letter of support over subsidiary intercompany debts was NZ$2,052 million (30 June 2012: NZ$1,897 million).

Note 20 Debt due within one year

	GROUP		PARENT	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M	2013 NZ$M	2012 NZ$M
Long-term debt maturing within one year (see note 22)	103	312	–	–
Short-term debt	122	95	–	–
Due to subsidiaries	–	–	3,715	4,241
	225	**407**	**3,715**	**4,241**

Note 21 Deferred tax

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	OTHER NZ$M	TOTAL NZ$M
Assets/(liabilities)				
Balance at beginning of the year	(189)	31	(1)	(159)
Amounts recognised in earnings				
Relating to the current period	17	–	(3)	14
Adjustments in respect of prior periods	11	(2)	2	11
Acquisitions	–	–	(10)	(10)
Amounts recognised in equity				
Relating to the current period	–	–	(2)	(2)
	(161)	**29**	**(14)**	**(146)**

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	TAX DEPRECIATION NZ$M	PROVISIONS AND ACCRUALS NZ$M	OTHER NZ$M	TOTAL NZ$M
Assets/(liabilities)				
Balance at beginning of the year	(289)	42	21	(226)
Amounts recognised in earnings				
Relating to the current period	124[1]	(12)	(2)	110
Adjustments in respect of prior periods	(24)	1	1	(22)
Amounts recognised in equity				
Relating to the current period	–	–	(21)	(21)
	(189)	**31**	**(1)**	**(159)**

1 Includes the impact of NZ$178 million relating to assets transferred to Chorus.

Telecom has not recognised the tax effect of accumulated unrestricted losses and temporary differences amounting to NZ$356 million at 30 June 2013 (30 June 2012: NZ$375 million) based on the relevant corporation tax rate of the applicable tax jurisdiction. These losses and temporary differences may be available to be carried forward to offset against future taxable income. However, utilisation is contingent on the relevant subsidiaries producing taxable profits over a significant period of time and is subject to compliance with the relevant taxation authority requirements. At 30 June 2013 a further NZ$123 million (30 June 2012: NZ$133 million) of accumulated losses are considered to be restricted as to their use and cannot be utilised against future taxable operating profits.

As at 30 June 2013 there were no temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised (30 June 2012: nil).

Note 22 Long-term debt

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
EMTN	79	79
TeleBonds	226	539
Domestic notes	250	–
Bank funding	300	300
	855	**918**
Less unamortised discount	(1)	(1)
	854	**917**
Less long-term debt maturing within one year (see note 20)	(103)	(312)
	751	**605**
Schedule of maturities		
Due 1 to 2 years	173	103
Due 2 to 3 years	150	273
Due 3 to 4 years	–	150
Due 4 to 5 years	144	–
Due over 5 years	284	79
Total due after one year	**751**	**605**

None of Telecom's debt is secured and all rank equally with other liabilities. There are no financial covenants over Telecom's debt, however, there are certain triggers in the event of default, as defined in the various debt agreements. There have been no events of default over Telecom's debt in the years ended 30 June 2013 and 30 June 2012.

Euro Medium Term Notes

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)				2013	2012
FACE VALUE	DUE	INTEREST RATE[1]		NZ$M	NZ$M
22m GBP	14 May 2018	5.6%		44	44
18m GBP	6 Apr 2020	5.8%		35	35
				79	**79**

1 Before hedging instruments.

Cross-currency interest rate swaps and interest rate swaps have been entered into to manage EMTN currency and interest rate risk exposures (see note 26).

TeleBonds

Telecom has issued bonds (TeleBonds) to institutional and retail investors. These have been issued as compounding, income or zero coupon bonds. TeleBonds have effective interest rates ranging from 7.0% to 8.7% and maturity dates between July 2013 and April 2016. During the year ended 30 June 2013 NZ$313 million of TeleBonds matured and were repaid (30 June 2012: NZ$3 million).

Domestic notes

During the financial year, Telecom issued NZ$250 million of notes in New Zealand, maturing in October 2019. The notes are unsecured and pay a coupon of 5.25%.

Bank funding

During March, Telecom entered into a new 5 year NZ$100 million variable bank facility with Bank of Tokyo-Mitsubishi UFG. This facility is unsecured. The facility was fully drawn at 30 June 2013.

Telecom also has an unsecured variable NZ$400 million bank facility with Westpac New Zealand Limited. As at 30 June 2013 the Group has drawn down NZ$200 million (30 June 2012: NZ$300 million).

Note 23 Equity

Contributed capital

Movements in the Company's issued ordinary shares were as follows:

GROUP AND PARENT YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013		2012	
	NUMBER	NZ$M	NUMBER	NZ$M
Balance at the beginning of the year	1,856,745,213	990	1,924,678,136	1,528
Dividend reinvestment plan	6,493,301	15	(4,915)	–
Employee shares	3,750,025	8	749,460	14
Shares repurchased	(49,899,670)	(114)	(68,677,468)	(169)
Distribution of Chorus shares to shareholder	–	–	–	(383)
Balance at the end of the year	**1,817,088,869**	**899**	**1,856,745,213**	**990**

All issued shares are fully paid and have no par value. Shareholders of ordinary shares have the right to vote at any general meeting of the Company.

Dividend reinvestment plan

Telecom has a dividend reinvestment plan. Under the plan shareholders can elect to receive dividends in additional shares. In respect of the year ended 30 June 2013, 9,793,591 shares with a total value of NZ$23 million (30 June 2012: 6,866,385 shares with a total value of NZ$16 million) were issued in lieu of dividends. During the year ended 30 June 2013, 3,300,290 shares were repurchased and cancelled to neutralise the dilution effect of the dividend reinvestment plan to non-participants (year ended 30 June 2012: 6,871,300). Shares issued in lieu of dividends are excluded from dividends paid in the statement of cash flows.

Restricted share scheme, share rights scheme and exercise of options

See note 25 for details of Telecom's employee share schemes.

Shares repurchased

In February 2012 Telecom announced an on-market buyback of shares to return capital deemed surplus to existing requirements and to achieve a gearing ratio more consistent with Telecom's long-term capital management policies. During the year ended 30 June 2013 Telecom repurchased 49,899,670 of its own shares at a cost of NZ$114 million. This brings the total shares repurchased as part of the on market buy-back to 118,577,138 at a cost of NZ$283 million (representing an average buyback price of NZ$2.39). Shares repurchased were cancelled immediately on acquisition.

Shares held in trust

As detailed in note 25, prior to vesting shares are held in trust before they are allocated to employees under the Telecom restricted share scheme. As at 30 June 2013, 232,504 shares were held in trust (30 June 2012: 96,649).

Hedge reserve

Movements in the fair value of derivatives are recognised directly in the hedge reserve when the derivative is in an effective cash flow hedge relationship. Cash flow hedge relationships are established when the derivative is recognised and the hedge relationship is documented.

Non-controlling interest

Non-controlling interest (also known as minority interest) consists of the share of the net earnings less dividends of subsidiaries controlled by Telecom but not attributable to the Group.

Share based deferred compensation reserve

Deferred compensation relating to restricted shares or share options is recognised over the related vesting period. Amounts are transferred from the share based deferred compensation reserve to share capital upon the vesting of the share or the option.

Revaluation reserve

The revaluation reserve is used to record the cumulative fair value gains and losses recognised on financial assets that are recognised at fair value through other comprehensive income. In accordance with NZ IFRS 9, gains and losses are recorded in other comprehensive income.

Foreign currency translation reserve

Translation differences arising on the results and net assets of subsidiaries with functional currencies other than New Zealand dollars are recognised in the foreign currency translation reserve. Movements in the fair value of derivative financial instruments that are effective hedges of Telecom's net investment in subsidiaries subject to these translation differences are also recognised directly in the foreign currency translation reserve. The cumulative amounts are released to the income statement upon disposal of these subsidiaries.

Distribution of Chorus shares to shareholders

NZIFRIC 17: Distributions of Non-cash Assets to Owners, required the demerger of Chorus in the year ended 30 June 2012 to be recognised at fair value. Telecom recognised the fair value reduction in equity as a) a return of capital and b) a distribution of retained earnings. The return of capital of NZ$383 million was calculated by dividing the market capitalisation of Chorus shares around demerger by the market capitalisation of Chorus and Telecom; around demerger and multiplying the result by the balance of Telecom's share capital account. The part of the distribution that was not a return of capital is treated as a distribution of retained earnings.

Note 24 Acquisitions

Revera

On 7 May 2013 Telecom acquired 100% of the ordinary shares in IT infrastructure and data centre company Revera Limited for total consideration of NZ$85 million cash.

The acquisition of Revera has revenue, cost and capital synergies that allow Telecom to gain cost-efficient, effective and immediate access to additional specialised Cloud capabilities and data centre capacity. The goodwill recognised on acquisition is allocated to the CGU that is expected to benefit from the synergies of the transaction. NZ$41 million of the goodwill has been allocated to Gen-i and NZ$7 million allocated to Revera.

The following values are recognised in the financial statements in respect of the Revera acquisition:

(DOLLARS IN MILLIONS)	7 MAY 2013 NZ$M
Assets	
Receivables and prepayments	4
Fixed assets	27
Other intangible assets	32
Goodwill (note 16)	48
Total assets	**111**
Liabilities	
Payables and accruals	(6)
Taxation payable	(1)
Deferred tax liability	(9)
Provisions	(1)
Finance lease payable	(5)
Term debt	(4)
Total liabilities	**(26)**
Net assets acquired/consideration paid	**85**

During the year ended 30 June 2013 Revera contributed revenues of NZ$8 million. If the acquisition had occurred on 1 July 2012, it is estimated that the contribution to the Group revenue would have been NZ$48 million and earnings before tax would have been NZ$7 million.

Telecom incurred acquisition-related costs of NZ$2 million. NZ$1 million of this cost relates to warranty and indemnity insurance that will be expensed over the period the services will be received.

Nextep

During the period Telecom's Australian operation acquired 100% of the Nextep DSL business from NEC Australia Pty Limited for a total consideration of NZ$6 million in cash (AUD$5 million). The carrying value of assets and liabilities acquired was:

(DOLLARS IN MILLIONS)	7 DECEMBER 2012 NZ$M
Assets	
Receivables and prepayments	1
Other intangible assets	4
Goodwill	18
Total assets	**23**
Liabilities	
Payables and accruals	(1)
Short-term provisions	(12)
Long-term provisions	(3)
Deferred tax liability	(1)
Total liabilities	**(17)**
Net assets acquired/consideration paid	**6**

During the year to 30 June 2013 Nextep contributed revenues of NZ$13 million and earnings before tax of NZ$2 million. If the acquisition had occurred on 1 July 2012, it is estimated that the contribution to the Group revenue would have been NZ$22 million and earnings before tax would have been NZ$4 million.

Note 25 Employee share schemes

Telecom incentive schemes

Telecom has operated a number of equity incentive schemes, which include a share option scheme, a restricted share scheme, share rights schemes and a CEO performance rights scheme. The total charge recognised for these schemes during the year ended 30 June 2013 was NZ$3 million (30 June 2012: NZ$3 million; 30 June 2011: NZ$8 million). The awards under the schemes are settled with ordinary shares of the Parent Company.

Telecom share option scheme

Telecom operated a share option scheme (SOS) from 1994 to 2005 whereby certain employees were granted options to purchase ordinary shares in the Parent Company. This scheme has been discontinued and the lapse date of the last tranche of options was 16 September 2011. There are no outstanding options under this scheme.

Telecom restricted share scheme

The Telecom restricted share scheme (RSS) was introduced for selected Telecom employees in September 2001. Under the RSS ordinary shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Generally, the shares vest after a three-year period, although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is provided a cash bonus which, must be used to repay the loan and the shares are then transferred to the individual.

There were 1,128,767 restricted shares awarded during the year ended 30 June 2013. No restricted shares were awarded during the year ended 30 June 2012. Shares with a grant date fair value of NZ$5 million vested during the year (30 June 2012: NZ$6 million; 30 June 2011: NZ$4 million).

Information regarding shares awarded under the RSS is as follows:

	NUMBER OF SHARES
Unvested shares as at 30 June 2011	**3,015,787**
Forfeited	(249,017)
Vested	(1,683,118)
Unvested shares as at 30 June 2012	**1,083,652**
Awarded pursuant to RSS	1,128,767
Forfeited	(334,050)
Vested	(1,002,513)
Unvested shares as at 30 June 2013	**875,856**
Percentage of total ordinary shares	0.05%

The number of shares awarded pursuant to the RSS does not equal the number of shares created for the scheme as lapsed shares are held in trust and reissued.

The expense relating to the RSS in the year ending 30 June 2013 was NZ$1 million (30 June 2012: NZ$2 million; 30 June 2011: NZ$5 million).

Telecom share rights schemes

The Telecom share rights scheme (SRS) is used for selected Telecom Leadership Team members and senior employees. Telecom also operates the CEO performance rights scheme (PRS). Under the share rights scheme participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom and, in the case of the Leadership Team and the CEO, a total shareholder return performance hurdle has been met (other than in relation to a one-off grant of share rights to the CEO in FY13 which had no performance criteria attached). In special circumstances early vesting may occur.

There were 722,400 options granted under the SRS and 698,576 options granted under the PRS during the year ended 30 June 2013. The intrinsic value of options exercised during the year was NZ$6 million (30 June 2012: NZ$2 million; 30 June 2011: NZ$1 million). Options with an intrinsic value of NZ$3 million remain outstanding at the year end.

Information regarding options granted under the SRS and PRS is as follows:

	NUMBER OF OPTIONS
30 June 2011	**3,193,740**
Granted (due to demerger)[1]	647,240
Exercised	(746,959)
Forfeited	(276,053)
30 June 2012	**2,817,968**
Granted	1,420,976
Exercised	(2,646,920)
Forfeited	(188,811)
30 June 2013	**1,403,213**

[1] Options granted during the year ended 30 June 2012 were in compensation for a reduction in the option value due to a lower share price as a result of the demerger and have the same characteristics as the original options. These are not new options but an increase in the number of the original options. The income statement impact is the same as what would have occurred if the demerger had not occurred.

The following table summarises Telecom's SRS and PRS options outstanding:

	OPTIONS OUTSTANDING AS AT 30 JUNE 2013	
PERIOD GRANTED	OPTIONS OUTSTANDING	REMAINING LIFE[1] (YEARS)
1 July 2009 – 30 June 2010	96,006	0.5
1 July 2012 – 30 June 2013	1,307,207	2.5
	1,403,213	

[1] Weighted average

Fair value of share scheme awards

Options granted under the SRS and PRS are valued based on the volume weighted average price of 20 days prior to grant date.

The intrinsic value of options granted in the year ended 30 June 2013 was NZ$4 million. The fair value is less than the intrinsic value.

In the year ended 30 June 2013 Telecom has made awards under the SRS and PRS that are subject to performance conditions. The expense relating to all SRS and PRS awards was NZ$2 million in the year ending 30 June 2013 (30 June 2012: NZ$1 million; 30 June 2011: NZ$3 million).

NZ$6 million of share scheme awards (including restricted shares) remain unvested and, NZ$4 million not expensed as at 30 June 2013. This expense will be recognised over the vesting period of the awards.

Note 26 Financial instruments and risk management

Telecom manages its treasury activities through a Board-approved treasury constitution consisting of treasury governance and policy frameworks. Telecom is exposed to foreign currency, interest rate, credit, liquidity and equity risks. Each of these risks, the associated financial instruments and the management of those risks, are detailed in this note.

Financial Instruments

Telecom's financial instruments are classified under NZ IFRS as follows:

GROUP AS AT 30 JUNE 2013 (DOLLARS IN MILLIONS)	MEASURED FAIR VALUE THROUGH PROFIT & LOSS NZ$M	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Assets					
Current assets					
Cash	–	–	–	118	118
Short-term derivative assets	1	–	4	–	5
Trade receivables	–	–	–	348	348
Finance lease receivables[1]	–	–	–	52	52
	1	**–**	**4**	**518**	**523**
Non-current assets					
Long-term derivative assets	–	–	1	–	1
Other receivables	–	–	–	5	5
Finance lease receivables[1]	–	–	–	154	154
Long-term investments	–	76	–	1	77
	–	**76**	**1**	**160**	**237**
Liabilities					
Current liabilities					
Short-term derivative liabilities	–	–	(1)	–	(1)
Trade accounts payable	–	–	–	(550)	(550)
Finance lease payables	–	–	–	(6)	(6)
Short-term debt	–	–	–	(122)	(122)
Long-term debt due within one year	–	–	–	(103)	(103)
	–	**–**	**(1)**	**(781)**	**(782)**
Non-current liabilities					
Finance lease payables	–	–	–	(5)	(5)
Long-term derivative liabilities	–	–	(22)	–	(22)
Long-term debt due after one year	–	–	–	(751)	(751)
	–	**–**	**(22)**	**(756)**	**(778)**

1 Finance lease receivables are stated based on amounts set off as presented in note 27.

GROUP AS AT 30 JUNE 2012 (DOLLARS IN MILLIONS)	FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME NZ$M	DESIGNATED IN HEDGING RELATIONSHIPS NZ$M	AMORTISED COST NZ$M	TOTAL NZ$M
Assets				
Current assets				
Cash	–	–	185	185
Short-term derivative assets	–	1	–	1
Trade and other receivables	–	–	413	413
Finance lease receivables[1]	–	–	39	39
	–	**1**	**637**	**638**
Non-current assets				
Long-term derivative assets	–	1	–	1
Other receivables	–	–	21	21
Finance lease receivables[1]	–	–	146	146
Long-term investments	56	–	1	57
	56	**1**	**168**	**225**
Liabilities				
Current liabilities				
Short-term derivative liabilities	–	(3)	–	(3)
Trade accounts payable	–	–	(443)	(443)
Finance lease payables	–	–	(6)	(6)
Short-term debt	–	–	(95)	(95)
Long-term debt due within one year	–	–	(312)	(312)
	–	**(3)**	**(856)**	**(859)**
Non-current liabilities				
Finance lease payables	–	–	(4)	(4)
Long-term derivative liabilities	–	(23)	–	(23)
Long-term debt due after one year	–	–	(605)	(605)
	–	**(23)**	**(609)**	**(632)**

1 Finance lease receivables are stated based on amounts set off as presented in note 27.

Reclassifications

The NZ$118 million cash balance has been reclassified out of fair value through profit and loss into amortised cost at 30 June 2013. The $185 million cash balance at 30 June 2012 has also been reclassified from fair value through profit and loss into amortised cost for consistent presentation. The fair value of the cash reclassified is equal to its carrying value and no gain or loss has been recognised in profit and loss or other comprehensive income relating to the reclassification. The reclassification is for presentation purposes and has no other impact on the financial statements at 30 June 2013.

Fair value of financial instruments

Financial instruments are either carried at amortised cost, less any provision for impairment, or fair value. The only significant variances between instruments held at amortised cost and their fair value relates to long-term debt.

The table below categorises Telecom's financial assets and liabilities that are measured at fair value by the significance of the inputs used in making the measurements, as prescribed in NZ IFRS 7:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie, as prices) or indirectly (ie, derived from prices); and

- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	LEVEL 1 NZ$M	LEVEL 2 NZ$M	LEVEL 3 NZ$M	TOTAL NZ$M
Financial assets				
Short-term derivative assets	–	5	–	5
Long-term derivative assets	–	1	–	1
Long-term investments	74	–	2	76
	74	**6**	**2**	**82**
Financial liabilities				
Short-term derivative liabilities	–	(1)	–	(1)
Long-term derivative liabilities	–	(22)	–	(22)
	–	**(23)**	**–**	**(23)**

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	LEVEL 1 NZ$M	LEVEL 2 NZ$M	LEVEL 3 NZ$M	TOTAL NZ$M
Financial assets				
Short-term derivative assets	–	1	–	1
Long-term derivative assets	–	1	–	1
Long-term investments[1]	51	–	5	56
	51	**2**	**5**	**58**
Financial liabilities				
Short-term derivative liabilities	–	(3)	–	(3)
Long-term derivative liabilities	–	(23)	–	(23)
	–	**(26)**	**–**	**(26)**

1 Excludes associates and government stock.

Reconciliation of Level 3 fair value measurements of financial assets:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Long-term investment in TMT		
Balance at beginning of the year	5	6
Gain/(loss) recognised in other comprehensive income	(1)	(1)
Investment return	(2)	–
Balance at end of the year	**2**	**5**

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Long-term investments

At 30 June 2013 Telecom had quoted and unquoted investments. The quoted investments have standard terms and conditions and are traded in active markets. Telecom measures its investment in Hutchison and in TMT at fair value and due to the strategic nature of the investments held Telecom has elected to carry these investments at fair value through other comprehensive income. Telecom measures the fair value of Hutchison under NZ IFRS 9 using the observable market share price. TMT's fair value is based on the latest available fund manager's report.

Cross-currency interest rate swaps, interest rate swaps, forward exchange contracts and currency options

Fair values are estimated on the basis of the quoted market prices of these instruments. If a listed market price is unavailable, then fair value is estimated by using a valuation model involving discounted future cash flows of the derivative, using observable inputs, for example, for the relevant interest rate, foreign exchange rate or commodity price.

Finance lease receivable

The fair value of finance lease receivables is estimated to be NZ$194 million (30 June 2012: NZ$190 million) using a discount rate based on the relevant swap rate given the tenure of the lease and adding a credit margin that reflects the credit quality of the receivables.

Long-term debt

The fair value of long-term debt (calculated based on the present value of future principal and interest cash flows, discounted at market interest rates at balance date) was NZ$891 million compared to a carrying value of NZ$855 million (30 June 2012: fair value of NZ$957 million compared to a carrying value of NZ$917 million).

Cash, short-term debt, trade receivables, other receivables and trade accounts payable

The carrying amounts of these balances are approximately equivalent to their fair value because of the short term to maturity.

Other assumptions

NZD forward interest rates used to determine fair values range from 2.6% to 5.4%.

Risk management

Telecom is exposed to a range of market risks, including those risks associated with foreign currency, interest rates, credit, liquidity and equity.

Market risk

Telecom is exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. Telecom employs risk management strategies, including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps, to manage these exposures. Telecom monitors the use of derivative financial instruments through the use of well defined market and credit risk limits and timely reports to senior management. Telecom does not hold or issue derivative financial instruments for trading purposes. All contracts have been entered into with major creditworthy financial institutions. The risk associated with these transactions is that the fair value or cash flows of financial instruments will change due to movements in market rates, coupled with the cost of replacing these agreements at the current market rates in the event of default by the counterparty. Telecom is also subject to equity price risk in relation to long-term investments in listed and unlisted companies, as well as investments in associate companies, when not fully written down.

Currency risk

Telecom's primary objective in managing foreign currency risk is to protect against the risk that the eventual New Zealand dollar net cash flows will be adversely affected by changes in foreign currency exchange rates. To do this Telecom enters into forward exchange contracts and foreign currency options to reduce its foreign currency exposures.

Capital and operational expenditure in foreign currencies that are highly probable may be hedged. Exposures with amounts and timing that are less than certain may be proportionately hedged, based on certain benchmarks.

A portion of Telecom's long-term debt has been issued in foreign currency under Telecom's Euro Medium Term Note programme. Telecom enters into cross-currency interest rate swaps to convert the foreign currency borrowings into a floating rate New Zealand dollar exposure. All debt not denominated in New Zealand dollars is hedged. Debt denominated in foreign currencies is translated to New Zealand dollars with currency translation recognised in the income statement. These movements are offset by the translation of the principal value of the related cross-currency interest rate swaps.

Telecom uses forward exchange contracts and foreign currency options to hedge forecast transactions that have a high probability of occurrence, foreign exchange differences in foreign currency receivables and payables and to hedge certain investments in foreign operations.

Telecom's exposure to foreign currencies arising from financial instruments is:

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	AUD[1] NZ$M	USD NZ$M	EUR NZ$M	GBP NZ$M	OTHER NZ$M	TOTAL NZ$M
Exposures						
Cash	32	18	4	8	–	62
Trade receivables	79	25	1	6	–	111
Long-term investments	74	–	–	–	–	74
Trade accounts payable	(63)	(31)	(1)	–	(57)	(152)
Long-term debt	–	–	–	(78)	–	(78)
Total exposure from non-derivative financial instruments	**122**	**12**	**4**	**(64)**	**(57)**	**17**
Hedging instruments						
Forward exchange contracts	(4)	91	53	6	11	157
Cross-currency interest rate swaps	–	–	–	78	–	78
Total exposure from hedging instruments	**(4)**	**91**	**53**	**84**	**11**	**235**

1 Includes balance held in Australian operations.

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	AUD[1] NZ$M	USD NZ$M	EUR NZ$M	GBP NZ$M	OTHER NZ$M	TOTAL NZ$M
Exposures						
Cash	52	66	9	12	–	139
Trade receivables	89	19	1	1	–	110
Long-term investments	51	1	–	–	–	52
Trade accounts payable	(60)	(38)	(7)	(6)	(33)	(144)
Long-term debt	–	–	–	(79)	–	(79)
Total exposure from non-derivative financial instruments	**132**	**48**	**3**	**(72)**	**(33)**	**78**
Hedging instruments						
Forward exchange contracts	(8)	93	25	–	33	143
Cross-currency interest rate swaps	–	–	–	79	–	79
Total exposure from hedging instruments	**(8)**	**93**	**25**	**79**	**33**	**222**

1 Includes balance held in Australian operations.

The above tables include Telecom's foreign currency exposures to financial instruments. Non-financial assets or liabilities of foreign operations are excluded. Forecast sales and purchases in foreign currencies have not been included in the table above as they are not financial instruments.

As at 30 June 2013 a movement of 10% in the New Zealand dollar would impact the income statement and statement of changes in equity as detailed in the table below:

GROUP	10% DECREASE		10% INCREASE	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M	2013 NZ$M	2012 NZ$M
Impact on:				
Net earnings before income tax	(14)	(9)	12	8
Equity (before income tax)	11	15	(7)	(11)

This analysis assumes a movement in the New Zealand dollar across all currencies and only includes the effect of foreign exchange movements on financial instruments. All other variables remain constant.

Interest rate risk

Telecom employs the use of derivative financial instruments for the purpose of reducing its exposure to fluctuations in interest rates.

Telecom uses cross-currency interest rate swaps to convert foreign currency borrowings into floating rate New Zealand dollar positions. Interest rate swaps are used to convert certain floating rate positions into fixed rate positions. As a consequence, Telecom's interest rate positions are limited to New Zealand yield curves. Telecom's objective in relation to interest rate risk management is to minimise the cost of net borrowings and to minimise the impact of interest rate movements on Telecom's interest expense and net earnings within policies approved by the Telecom Board.

Interest rate repricing analysis

The following table indicates the effective interest rates and the earliest period in which recognised financial instruments reprice. Fixed rate balances are presented, including the effect of derivative financial instruments, hedging both interest rates and foreign exchange.

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	WEIGHTED EFFECTIVE INTEREST RATE	WITHIN 1 YEAR NZ$M	1–2 YEARS NZ$M	2–3 YEARS NZ$M	3–4 YEARS NZ$M	4–5 YEARS NZ$M	GREATER THAN 5 YEARS NZ$M	TOTAL NZ$M
Floating rate:								
Cash	1.9%	118	–	–	–	–	–	118
Long-term debt	4.1%	(200)	–	–	–	–	–	(200)
Short-term debt	3.0%	(122)	–	–	–	–	–	(122)
Fixed rate:								
Long-term debt	6.0%	(3)	(73)	(150)	–	(164)	(295)	(685)
		(207)	**(73)**	**(150)**	**–**	**(164)**	**(295)**	**(889)**

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	WEIGHTED EFFECTIVE INTEREST RATE	WITHIN 1 YEAR NZ$M	1–2 YEARS NZ$M	2–3 YEARS NZ$M	3–4 YEARS NZ$M	4–5 YEARS NZ$M	GREATER THAN 5 YEARS NZ$M	TOTAL NZ$M
Floating rate:								
Cash	1.5%	185	–	–	–	–	–	185
Long-term debt	4.2%	(300)	–	–	–	–	–	(300)
Short-term debt	3.0%	(95)	–	–	–	–	–	(95)
Fixed rate:								
Long-term debt	7.0%	(312)	(3)	(73)	(150)	–	(110)	(648)
		(522)	**(3)**	**(73)**	**(150)**	**–**	**(110)**	**(858)**

Telecom has not entered into any interest rate swaps to hedge interest payments of forecast short-term debt for the year ended 30 June 2013 (30 June 2012: nil).

Financial instruments with rates fixed for 90 days or less are deemed to be floating rate exposures.

As at 30 June 2013 a movement of 100 basis points would impact the income statement and statement of changes in equity (after hedging) as detailed in the table below:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	100 BASIS POINT DECREASE		100 BASIS POINT INCREASE	
	2013 NZ$M	2012 NZ$M	2013 NZ$M	2012 NZ$M
Impact on:				
Net earnings before income tax	(1)	(1)	1	1
Equity (before income tax)	(5)	(1)	5	1

This analysis assumes all other variables remain constant.

Liquidity risk

Liquidity risk represents Telecom's ability to meet its contractual obligations as they fall due. Telecom evaluates its liquidity requirements on an ongoing basis.

In general, Telecom generates sufficient cash flows from its operating activities to meet its financial liabilities.

In the event of any shortfalls, Telecom has two short-term financing programmes in place; a US$1 billion European Commercial Paper Programme and a NZ$500 million Note Facility. In addition to the short-term financing programmes at 30 June 2013, Telecom had undrawn committed stand-by facility of NZ$400 million (30 June 2012: NZ$600 million) with a number of creditworthy banks, a committed two- and three-year bank facility totalling NZ$400 million, of which NZ$200 million was drawn at 30 June 2013 (30 June 2012: NZ$300 million) and a committed five year bank facility (effective March 2013) totalling NZ$100 million, of which NZ$100 million was drawn at 30 June 2013. As at 30 June 2013 Telecom also had committed overdraft facilities of NZ$20 million with New Zealand banks and A$5 million with Australian banks. There are no compensating balance requirements associated with these facilities. Telecom's liquidity policy is to maintain unutilised committed facilities and available cash of at least 100% of the next 12 months' net funding requirements. The policy also requires that the maximum amount of long-term debt maturing in any financial year is not to exceed NZ$400 million. Net debt must have a weighted average life of between 2.5 and 6.0 years.

As at 30 June 2013 management considered that it was in compliance with its liquidity policy as reported to Telecom's Board. In addition to this assessment of compliance with Telecom's liquidity policy, the exposure to liquidity risk based on contractual cash flows relating to financial liabilities is summarised below:

GROUP YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0–6 MONTHS NZ$M	6–12 MONTHS NZ$M	1–2 YEARS NZ$M	2–3 YEARS NZ$M	3–4 YEARS NZ$M	4–5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities									
Trade accounts payable	550	550	550	–	–	–	–	–	–
Finance lease payable	11	12	4	3	3	2	–	–	–
Short-term debt	122	122	122	–	–	–	–	–	–
Long-term debt	855	1,014	20	120	208	178	18	161	309
Derivative financial liabilities									
Interest rate swaps (net settled)	1	1	1	1	1	–	–	(1)	(1)
Cross-currency interest rate swaps (gross settled)									
Inflows	–	(105)	–	(5)	(4)	(4)	(5)	(48)	(39)
Outflows	21	143	2	2	5	6	6	70	52
Forward exchange contracts (gross settled)									
Inflows	–	(83)	(74)	(9)	–	–	–	–	–
Outflows	1	85	75	10	–	–	–	–	–
	1,561	**1,739**	**700**	**122**	**213**	**182**	**19**	**182**	**321**

GROUP YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)	CARRYING AMOUNT NZ$M	CONTRACTUAL CASH FLOWS NZ$M	0–6 MONTHS NZ$M	6–12 MONTHS NZ$M	1–2 YEARS NZ$M	2–3 YEARS NZ$M	3–4 YEARS NZ$M	4–5 YEARS NZ$M	5+ YEARS NZ$M
Non-derivative financial liabilities									
Trade accounts payable	443	443	443	–	–	–	–	–	–
Finance lease payable	10	11	3	3	4	1	–	–	–
Short-term debt	95	95	95	–	–	–	–	–	–
Long-term debt	917	1,037	20	336	125	296	167	5	88
Derivative financial liabilities									
Interest rate swaps (net settled)	6	6	1	1	2	1	1	–	–
Cross-currency interest rate swaps (gross settled)									
Inflows	–	(110)	–	(4)	(4)	(4)	(5)	(5)	(88)
Outflows	17	144	2	2	4	5	5	5	121
Forward exchange contracts (gross settled)									
Inflows	–	(133)	(73)	(59)	(1)	–	–	–	–
Outflows	3	137	75	61	1	–	–	–	–
	1,491	**1,630**	**566**	**340**	**131**	**299**	**168**	**5**	**121**

Contractual cash flows include contractual undiscounted principal and interest payments. Telecom uses cash and derivative assets to manage liquidity.

Credit risk

In the normal course of its business, Telecom incurs credit risk from financial instruments if a counterparty fails to meet its contractual obligations. Credit risk arises on cash, short-term investments, trade receivables, other receivables, finance lease receivables and derivative financial instruments.

Telecom has a credit policy that is used to manage this exposure to credit risk. As part of this policy limits on exposures with significant counterparties have been set and approved by the Board and are monitored on a regular basis. Telecom places its cash, short-term investments and derivative financial instruments with high credit quality financial institutions and sovereign bodies. Telecom's financial instruments do not have significant concentration of risk with any single party.

Telecom has certain derivative and debt agreements that are subject to bilateral credit support agreements that require Telecom or the counterparty to post collateral funds to support the value of certain derivatives. As at 30 June 2013 no collateral was posted (30 June 2012: nil). In the event of a downgrade of Telecom's credit rating to either Baa1 (Moody's Investors Service) or BBB+ (Standard & Poor's) US$6 million (based on rates at 30 June 2013) of collateral would be required to be posted.

NZ$936 million of Telecom's assets are subject to credit risk (30 June 2012: NZ$1,038 million). Telecom holds various letters of credit and guarantees over some of these amounts. Telecom does not hold any collateral over these amounts.

Finance lease receivables, other than those relating to asset and property usage agreements with Chorus, are secured over the underlying assets.

Telecom's only financial assets that are past their due payment date are trade receivables. Telecom's trade receivables are aged as follows:

	GROUP	
YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Current	270	264
0–30 days past due	37	100
30–60 days past due	32	22
60–90 days past due	17	8
90+ days past due	13	28
	369	**422**

Telecom has NZ$78 million (30 June 2012: NZ$140 million) of financial assets that are overdue and not impaired.

Telecom maintains a provision for estimated losses expected to arise from customers being unable to make required payments. This provision takes into account known commercial factors impacting specific customer accounts, as well as the overall profile of Telecom's receivables portfolio. In assessing the provision, factors such as past collection history, the age of receivable balances, the level of activity in customer accounts, as well as general macro-economic trends, are taken into account. Significant changes in these factors would likely necessitate changes in the doubtful debts provision. At present, however, Telecom considers the current level of its allowance for doubtful accounts to be adequate to cover expected credit losses on trade receivables. The provision balance is maintained at an entity-wide level and allocated against individual balances once non-collectability is highly probable. Bad debt expenses are reported as other operating expenses in the income statement.

Movements in the allowance for doubtful accounts are as follows:

	GROUP		
YEAR ENDED 30 JUNE	2013	2012	2011
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M
Balance at beginning of the year	18	25	24
Charged to costs and expenses	21	12	21
Bad debts recovered	(5)	(3)	(3)
Utilised	(13)	(16)	(17)
Balance at end of the year	**21**	**18**	**25**

Equity risk

Investments that subject Telecom to equity risk include long-term investments in listed and unlisted companies, as well as investments in associate companies. Telecom's exposure to equity risk as at 30 June 2013 was NZ$76 million (30 June 2012: NZ$57 million). Telecom manages its exposure to equity risk through representation on the board of investee companies or through regular reviews of the investee's current and projected performance. A 10% movement in quoted prices of shares in Telecom's listed investment, being Hutchison, would increase or decrease Telecom's equity by NZ$7 million (30 June 2012: NZ$5 million).

Capital risk management

Telecom manages its capital considering shareholders' interests, the value of Telecom's assets and Telecom's credit ratings. The following table summarises Telecom's capital:

	GROUP	
YEAR ENDED 30 JUNE	2013	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M
Cash	(118)	(185)
Short-term debt (note 20)	122	95
Long-term debt at hedged rates	885	949
Net debt	889	859
Equity	1,413	1,626
Capital	**2,302**	**2,485**

The Board continues to be committed to Telecom maintaining 'single A' credit ratings from both Moody's Investors Service and Standard & Poor's and its capital management policies are designed to ensure this objective is met. As part of this commitment, Telecom now manages its debt levels to ensure that the ratio of net interest-bearing debt (inclusive of associated derivatives) to EBITDA does not materially exceed 1.1 times on a long-run basis, which for credit ratings agency purposes equates approximately to debt to EBITDA of 1.5 times. The difference between these two ratios is primarily due to the capitalisation of operating leases by credit ratings agencies.

At 30 June 2013 Telecom's credit rating for long-term and short-term debt with Moody's Investors Service was A3 and P-2 respectively, with outlook stable. Standard & Poor's ratings for long-term and short-term debt was A- and A-2 respectively, with outlook stable.

Net debt includes long-term debt at the value of hedged cash flows due to arise on maturity, plus short-term debt, less any cash and short-term investments. Net debt is a non-GAAP measure, it is not defined in accordance with NZ IFRS, but is a measure used by management. The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under NZ IFRS.

The following table reconciles long-term debt at hedged rates to long-term debt at spot rates as reported under NZ IFRS.

	GROUP	
YEAR ENDED 30 JUNE	**2013**	**2012**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M
Long-term debt (note 22)	854	917
Impact of hedged rates used	30	31
Unamortised discount	1	1
Long-term debt at hedged rates	**885**	**949**

Hedging activities

Telecom is exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Telecom employs risk management strategies, including the use of derivatives such as interest rate swaps, forward exchange contracts, foreign currency options and cross-currency interest rate swaps to manage these exposures.

Telecom does not currently hold or issue derivative financial instruments for trading purposes.

Each derivative that is designated for hedge accounting purposes is classified as either:

• A hedge of the variability of the cash flows of recognised liabilities (a cash flow hedge); or

• A hedge of a highly probable forecast transaction (a cash flow hedge).

The fair values of derivatives in hedging relationships and derivatives not designated in hedging relationships are as follows:

	GROUP			
	2013		**2012**	
YEAR ENDED 30 JUNE	ASSETS	LIABILITIES	ASSETS	LIABILITIES
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M
Cash flow hedges				
Forward exchange contracts	3	(1)	2	(3)
Interest rate swaps	1	(1)	–	(6)
Cross-currency interest rate swaps	–	(21)	–	(17)
Currency options	1	–	–	–
	5	**(23)**	**2**	**(26)**
Derivatives not designated in hedge relationships – classified as fair value through the profit and loss				
Forward exchange contracts	1	–	–	–
	1	**–**	**–**	**–**
Total derivative assets/(liabilities)	**6**	**(23)**	**2**	**(26)**

Cash flow hedges

Telecom uses cross-currency interest rate swaps and interest rate swaps to manage interest and foreign exchange risk on debt. These swaps are jointly designated as cash flow hedges of the forecast interest and principal cash flows of the debt. The changes in the fair values of interest rate derivatives accumulated in equity are expected to be reclassified to finance expense as interest payments occur over the remaining term of the derivatives. At 30 June 2013 derivatives with a fair value deferred in equity of NZ$6 million are due to mature in 2018 (30 June 2012: NZ$4 million) and NZ$5 million in 2020 (30 June 2012 NZ$5 million).

Telecom enters into forward exchange contracts to hedge foreign currency purchases. The majority of the purchases are forecast to be made within 12 months of 30 June 2013.

When in a hedging relationship, the fair value of foreign exchange forward contracts will be included in the income statement at the same time as the underlying purchase impacts the determination of income. If the purchase relates to an operating expense, the fair value will be recognised when the underlying expense is recognised. If the purchase relates to an item of property, plant and equipment or intangible assets, the fair value will be recognised in the income statement as the asset depreciates or is amortised. If the purchase relates to an inventory item, the fair value will be recognised in the income statement when the underlying inventory is expensed.

During the period all hedged forecast transactions occurred as expected. This did not cause any cash flow hedge relationships to no longer qualify for hedge accounting with no resulting foreign exchange loss transferred from the cash flow hedge reserve to the income statement (year ended 30 June 2012: nil).

A reconciliation of movements in the cash flow hedge reserve follows:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 BEFORE TAX NZ$M	2013 TAX CREDIT/(EXPENSE) NZ$M	2013 NET OF TAX NZ$M	2012 BEFORE TAX NZ$M	2012 TAX CREDIT/(EXPENSE) NZ$M	2012 NET OF TAX NZ$M	2011 BEFORE TAX NZ$M	2011 TAX CREDIT/(EXPENSE) NZ$M	2011 NET OF TAX NZ$M
Balance at beginning of the year			(6)			(59)			(32)
Gain/(loss) recognised in other comprehensive income	14	(4)	10	66	(18)	48	(134)	40	(94)
Amount reclassified from cash flow hedge reserve to finance expense	2	(1)	1	24	(7)	17	73	(22)	51
Amount reclassified from cash flow hedge reserve to property, plant and equipment/intangible assets	(6)	2	(4)	(17)	4	(13)	17	(4)	13
Amount reclassified from cash flow hedge reserve to inventory	(1)	–	(1)	1	–	1	4	(1)	3
Total movements to other comprehensive income	**9**	**(3)**	**6**	**74**	**(21)**	**53**	**(40)**	**13**	**(27)**
Balance at the end of the year			**–**			**(6)**			**(59)**

Parent Company

The Parent Company's financial instruments are classified under NZ IAS 39 and NZ IFRS 9 and are as follows:

PARENT YEAR ENDED 30 JUNE 2013 (DOLLARS IN MILLIONS)		FAIR VALUE NZ$M	AMORTISED NZ$M	TOTAL NZ$M
Current assets:	Receivables due from subsidiaries	–	1	1
Non-current assets:	Long-term investments	–	2,266	2,266
Current liabilities:	Debt due within one year	–	(3,715)	(3,715)
Non-current liabilities:	Long-term provisions	(2,052)	–	(2,052)

PARENT YEAR ENDED 30 JUNE 2012 (DOLLARS IN MILLIONS)		FAIR VALUE NZ$M	AMORTISED NZ$M	TOTAL NZ$M
Current assets:	Receivables due from subsidiaries	–	1	1
Non-current assets:	Long-term investments	–	2,727	2,727
Current liabilities:	Debt due within one year	–	(4,241)	(4,241)
Non-current liabilities:	Long-term provisions	(1,897)	–	(1,897)

The Parent Company has no derivative financial instruments and has no financial assets that are measured at fair value.

Currency risk

The Parent Company does not take any action to reduce its exposure to any resulting currency risk.

Interest rate risk

The Parent Company has interest rate exposures on some loans to and from subsidiary companies. The Parent Company does not manage the associated risks.

Liquidity risk

The Parent Company's maximum exposure to liquidity risk relating to financial liabilities is summarised below.

PARENT YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	CARRYING NZ$M	CONTRACTUAL NZ$M	0–6 MONTHS NZ$M
Debt due to subsidiaries: 30 June 2013	(3,715)	(3,715)	(3,715)
Debt due to subsidiaries: 30 June 2012	(4,241)	(4,241)	(4,241)

Credit risk

The Parent Company has exposure to credit risk from balances owed from subsidiary companies. The maximum exposure to credit risk at 30 June 2013 is NZ$2,267 million (30 June 2012: NZ$2,728 million).

Equity risk

The Parent Company has exposure to equity risk by way of its investments in subsidiaries. The maximum exposure at 30 June 2013 is NZ$4,889 million (30 June 2012: NZ$5,402 million).

Hedging activities

The Parent Company has no material hedging activities.

Note 27 Commitments

Operating lease commitments – Telecom as lessee

Telecom has entered into commercial leases on properties, network infrastructure, motor vehicles and other items of equipment. Certain leases are subject to Telecom being able to renew or extend the lease period based on terms that would then be agreed with the lessor. There are no other significant lease terms that relate to contingent rents, purchase options or other restrictions on Telecom.

Future minimum rental commitments for all non-cancellable operating leases are:

GROUP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M
Less than 1 year	94	91
Between 1 and 5 years	294	280
More than 5 years	248	275
	636	**646**

Finance lease payable – Telecom as lessee

Telecom has entered into commercial finance leases on a range of information technology equipment.
The profile of lease payments (excluding Chorus leases) is set out below:

GROUP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	UNDISCOUNTED 2013 NZ$M	DISCOUNTED 2013 NZ$M	UNDISCOUNTED 2012 NZ$M	DISCOUNTED 2012 NZ$M
Less than 1 year	6	6	6	6
Between 1 and 5 years	6	5	5	4
Total minimum future lease payments	12	11	11	10
Less unearned finance expense	(1)	–	(1)	–
Present value of minimum finance lease payments	**11**	**11**	**10**	**10**

Finance lease receivables – Telecom as lessor

Telecom has entered into commercial finance leases on a range of information and communications technology equipment for Telecom business customers. The profile of lease receipts (excluding Chorus leases) is set out below:

GROUP YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	UNDISCOUNTED 2013 NZ$M	DISCOUNTED 2013 NZ$M	UNDISCOUNTED 2012 NZ$M	DISCOUNTED 2012 NZ$M
Less than 1 year	47	44	33	31
Between 1 and 5 years	55	42	41	34
More than 5 years	–	–	1	–
Total minimum future lease receipts	**102**	**86**	**75**	**65**
Unguaranteed residual value	–	–	2	2
Gross finance lease receivable	102	86	77	67
Less unearned finance income	(16)	–	(10)	–
Present value of minimum lease receivable	**86**	**86**	**67**	**67**
Minimum lease receipts – short term		44		31
Minimum lease receipts – long term		42		36
Allowance for uncollectable lease payments	1	1	1	1

The interest rate inherent in the leases is fixed at the contract date for the entire lease term.

The balances are secured over the equipment leased. Telecom is not permitted to sell or repledge the collateral in the absence of a default by the lessee.

The maximum credit risk exposure for finance lease receivables is the carrying amount of the receivables. Other than the allowance for uncollectable lease payments noted above, the finance lease receivables at 30 June 2013 are neither past due nor impaired.

Finance leases with Chorus

On demerger, Telecom entered into a number of leases with Chorus for space in exchange buildings. Under these leases, Telecom is:

• a lessor for space in Telecom exchanges; and

• a lessee for space in Chorus exchanges

These leases are generally accounted for as finance leases and include a legal right of offset as Telecom and Chorus settle the payments on a net basis. As such the finance lease payable and finance lease receivable are shown as a net finance lease receivable on the statement of financial position. There are no contingent rents on the leases with Chorus.

The profile of lease net receipts is set out below.

GROUP	TELECOM AS LESSOR		TELECOM AS LESSEE		NET	
	UNDISCOUNTED	DISCOUNTED	UNDISCOUNTED	DISCOUNTED	UNDISCOUNTED	DISCOUNTED
YEAR ENDED 30 JUNE	**2013**	**2013**	**2013**	**2013**	**2013**	**2013**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Less than 1 year	14	14	(6)	(6)	8	8
Between 1 and 3 years	28	24	(13)	(11)	15	13
Between 3 and 5 years	28	20	(13)	(9)	15	11
More than 5 years	402	97	(15)	(9)	387	88
Total expected future lease receipts/(payments)	**472**	**155**	**(47)**	**(35)**	**425**	**120**
Finance lease receivable/(payable)	472	155	(47)	(35)	425	120
Less unearned finance expense/(income)	(317)	–	12	–	(305)	–
Present value of finance lease receivable/(payable)	**155**	**155**	**(35)**	**(35)**	**120**	**120**
Expected lease receipts/(payments) – short term		14		(6)		8
Expected lease receipts/(payments) – long term		141		(29)		112

GROUP	TELECOM AS LESSOR		TELECOM AS LESSEE		NET	
	UNDISCOUNTED	DISCOUNTED	UNDISCOUNTED	DISCOUNTED	UNDISCOUNTED	DISCOUNTED
YEAR ENDED 30 JUNE	2012	2012	2012	2012	2012	2012
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Less than 1 year	14	14	(6)	(6)	8	8
Between 1 and 3 years	28	24	(13)	(11)	15	13
Between 3 and 5 years	28	20	(13)	(9)	15	11
More than 5 years	417	99	(22)	(13)	395	86
Total expected future lease receipts/(payments)	**487**	**157**	**(54)**	**(39)**	**433**	**118**
Finance lease receivable/(payable)	487	157	(54)	(39)	433	118
Less unearned finance expense/(income)	(330)	–	15	–	(315)	N/A
Present value of finance lease receivable/(payable)	**157**	**157**	**(39)**	**(39)**	**118**	**118**
Expected lease receipts/(payments) – short term		14		(6)		8
Expected lease receipts/(payments) – long term		143		(33)		110

The remaining term of the leases when Telecom is the lessor is for nine years, with multiple rights of renewal for a further 25 years. The term of the leases when Telecom is the lessee is for two years, with rights of renewal for a further six years. The full term has been used in the calculation of the finance leases payable and receivable as it is likely that due to the specialised nature of the building, the leases will be renewed to the maximum term.

Other commitments

At 30 June 2013 capital expenditure amounting to NZ$174 million (30 June 2012: NZ$110 million) had been committed under contractual arrangements. In addition, Telecom has an agreement to on-sell NZ$28 million of cable capacity. The capital expenditure commitments principally relate to information technology equipment and cable capacity.

As at 30 June 2013 Telecom had other supplier commitments of NZ$433 million, with NZ$401 million due in the year ending 30 June 2014.

Note 28 Contingencies

Lawsuits and other claims

Where Telecom concludes that its defence will more likely than not be successful, such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely than not that Telecom will be liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

New Zealand

On demerger effective 1 December 2011 certain ongoing litigation was allocated between Chorus and Telecom. The allocated party will manage the allocated litigation at their cost, with indemnities in place to ensure that the party to which they are allocated bears the economic risk of that litigation. The Separation Deed provides that claims under the indemnities must exceed a certain minimum claim amount and (other than those in relation to litigation) be brought before 30 June 2014. In addition, the amount payable under the indemnities and other claims under the Separation Deed is limited to NZ$300 million.

Other claims

Various other lawsuits, claims, investigations (including tax inquiries) have been brought, are pending or are in process against Telecom and its subsidiaries, none of which are expected by Telecom to have a significant effect on the financial position or profitability of Telecom. However, Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims or inquiries are ultimately resolved against Telecom's interests. There can be no assurance that such cases will not have a significant effect on Telecom's business, financial condition, position, results of operations or profitability.

Land claims

Interests in land included in property, plant and equipment purchased from the Government may be subject to claims to the Waitangi Tribunal or deemed to be wāhi tapu and, in either case, may be resumed by the Government. Certain claims have been brought or are pending against the Government under the Treaty of Waitangi Act 1975. Some of these claims may affect land transferred to Telecom by the Government. In the event that land is resumed by the Government, there is provision for compensation to Telecom.

Guarantees

Telecom has issued bank guarantees totalling A$10 million as at 30 June 2013 (30 June 2012: A$10 million) to guarantee rental payments of a subsidiary company. In the event of the subsidiary defaulting on these rental payments then Telecom has guaranteed to pay these amounts. The likelihood of any payment being made under this guarantee is low.

Cross-border lease guarantees

Telecom has cross-border leases in respect of certain telecommunications assets, which provide certain undertakings (including letters of credit) in accordance with guarantees entered into as part of the transactions. The maximum exposure under these guarantees is now assessed at NZ$12 million (30 June 2012: NZ$13 million).

Parent Company

The Parent Company has guaranteed, along with guaranteeing subsidiary companies, total indebtedness of TCNZ Finance Limited (a Telecom Group company) amounting to NZ$1,000 million (30 June 2012: NZ$1,037 million).

The Parent Company has also agreed to indemnify Telecom Trustee Limited, a Telecom subsidiary, for any losses incurred on the sale of Telecom shares held by the Trust. Accordingly, where the revaluation of these shares results in a carrying value below historic cost, an equivalent receivable from the Parent Company is recognised by Telecom Trustee Limited.

Note 29 Related party transactions

Interest of directors in certain transactions

Certain Telecom directors have relevant interests in a number of companies with which Telecom has transactions in the normal course of business and a number of Telecom's directors are also non-executive directors of other companies. Any transactions undertaken with these entities have been entered into on an arm's length commercial basis.

Key management personnel costs are presented in note 5.

Other transactions with associate companies

Telecom has the following transactions with associates:

- Telecom provides network operations and management services to Southern Cross in respect of its operations in New Zealand;

- Telecom makes payments to Southern Cross in connection with capacity it has purchased on the Southern Cross network.

Transactions undertaken with these entities have been entered into on an arm's length commercial basis. Balances in respect of these transactions with associate companies are set out in the table below.

GROUP

YEAR ENDED 30 JUNE (DOLLARS IN MILLIONS)	2013 NZ$M	2012 NZ$M	2011 NZ$M
Revenue received from associates[1]	62	96	110
Expenses paid to associates	9	10	9
Capacity acquired from associates[2,3]	11	1	4
Receivables from associates	–	7	8

1 Includes dividends received from Southern Cross of NZ$56 million in 2013 (30 June 2012: NZ$58 million; 30 June 2011: NZ$71 million).

2 Telecom's intangible assets includes capacity acquired from Southern Cross, with a cost of NZ$593 million (30 June 2012: NZ$586 million; 30 June 2011: NZ$564 million) and accumulated amortisation of NZ$346 million (30 June 2012: NZ$338 million; 30 June 2011: NZ$320 million).

3 At 30 June 2013 Telecom has committed to purchases of NZ$56 million for cable capacity from Southern Cross.

Parent Company

Amounts due from subsidiary companies are for no fixed term and incur interest at interest rates that range from nil to 10%. Debts due to subsidiary companies within one year are for no fixed term and incur interest at a weighted average interest rate of 7.6% at 30 June 2013 (30 June 2012: 7.6%).

Note 30 Subsidiaries

As at 30 June 2013 the significant companies of the Telecom Group and their activities were as follows:

	COUNTRY	OWNERSHIP	PRINCIPAL ACTIVITY
TCNZ Australia Investments Pty Limited	Australia	100%	A holding company
Telecom New Zealand International Australia Pty Ltd	Australia	100%	Provides international wholesale telecommunications services
Gen-i Australia Pty Limited	Australia	100%	Provides outsourced telecommunications services
AAPT Limited	Australia	100%	Provides value-added telecommunications services
PowerTel Limited	Australia	100%	Provides wholesale telecommunications services
TCNZ (Bermuda) Limited	Bermuda	100%	A holding company
Telecom Cook Islands Limited	Cook Islands	60%	Provides telecommunications services in the Cook Islands
Telecom New Zealand Limited	New Zealand	100%	Provides local, national and international telephone and data services
Telecom Mobile Limited	New Zealand	100%	Provides mobile telecommunications services
Xtra Limited	New Zealand	100%	Internet service provider
Telecom Retail Holdings Limited	New Zealand	100%	Retailer of telecommunications products and services
Telecom IP Limited	New Zealand	100%	Owns Group intellectual property
TCNZ Finance Limited	New Zealand	100%	A Group finance company
Telecom Southern Cross Limited	New Zealand	100%	A holding company
Telecom New Zealand UK Limited	United Kingdom	100%	Provides international wholesale telecommunications services
Telecom New Zealand USA Limited	United States	100%	Provides international wholesale telecommunications services
Telecom Rentals Limited	New Zealand	100%	Leases telecommunications equipment to third parties
Telecom Leasing Limited	New Zealand	100%	Procures and leases assets
Teleco Insurance Limited	Bermuda	100%	A Group insurance company
Revera Limited	New Zealand	100%	IT infrastructure and data centre provider
Blaxton Properties Limited	New Zealand	100%	NZ property investment

The financial year end of all significant subsidiaries is 30 June.

Note 31 Reconciliation of net earnings to net cash flows from operating activities

	GROUP			PARENT	
YEAR ENDED 30 JUNE	**2013**	**2012**	**2011**	**2013**	**2012**
(DOLLARS IN MILLIONS)	NZ$M	NZ$M	NZ$M	NZ$M	NZ$M
Net earnings/(loss) for the year	238	1,157	166	(110)	2,116
Adjustments to reconcile net earnings to net cash flows from operating activities					
Depreciation	332	447	733	–	–
Amortisation	207	234	294	–	–
Bad and doubtful accounts	21	12	21	–	–
Deferred income tax	(26)	88	(46)	–	–
Share of associates' net profits	–	–	(1)	–	–
Net insurance proceeds	(15)	–	–	–	–
Asset impairments	38	–	257	–	117
Net gain on asset arrangements	–	(68)	–	–	–
Gain on distribution of Chorus shares	–	(764)	–	–	(726)
Debt restructuring costs (included in financing cash flows)	–	110	–	–	–
Gain on winding up foreign operations	(6)	(28)	–	–	–
Other	–	(13)	(8)	154	(830)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities					
Decrease/(increase) in accounts receivable and related items	58	(5)	(27)	(15)	1,526
Decrease/(increase) in inventories	(4)	6	1	–	–
Increase/(decrease) in current taxation	49	(74)	30	–	–
Increase/(decrease) in accounts payable and related items	(7)	(117)	(71)	185	(1,429)
Net cash flows from operating activities	**885**	**985**	**1,349**	**214**	**774**

Note 32 Imputation credit account

The Parent Company is a member of the Telecom Imputation Group. The Telecom Imputation Group's imputation credit account had a NZ$3 million debit (negative) balance at 30 June 2013 (2012: NZ$14 million credit).

Dividends paid by the Parent Company may include imputation credits representing the taxation payments made by the Company on its profits. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. Overseas shareholders in general are not entitled to claim the benefit of any imputation credits. Overseas shareholders may benefit from supplementary dividends.

Note 33 Significant events after balance date

On 22 August 2013 the Board approved the payment of a second half dividend of NZ$145 million, representing 8 cents per share. The dividend will be 75% imputed (at a ratio of 21/72) in line with the corporate income tax rate. In addition, supplementary dividends totalling approximately NZ$19 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from Inland Revenue equivalent to the amount of supplementary dividends paid.

Note 34 New accounting standards not yet adopted

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for Telecom's accounting periods beginning on or after 1 July 2013 but which Telecom has not yet adopted. Telecom does not consider any other standards or interpretations in issue, but not yet applicable, to have a significant impact on its financial statements. Those which are relevant to Telecom are as follows:

NZ IFRS 9 (2010) Financial instruments

Effective for periods beginning on or after 1 January 2015.

The standard adds the requirements related to the classification and measurement of financial liabilities and derecognition of financial assets and liabilities.

NZ IFRS 10 Consolidated financial statements

Effective for periods beginning on or after 1 January 2013.

The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess.

NZ IFRS 11 Joint arrangements

Effective for periods beginning on or after 1 January 2013.

The standard provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.

Amendments to NZ IAS 28 Investments in associates and joint ventures

Effective for periods beginning on or after 1 January 2013.

These amendments incorporate joint ventures into the standard. It prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

NZ IFRS 12 Disclosure of interests in other entities

Effective for periods beginning on or after 1 January 2013.

The standard applies to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. It establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives.

NZ IFRS 13 Fair value measurement

Effective for periods beginning on or after 1 January 2013.

The standard establishes a single framework for measuring fair value where that is required by other standards and is applicable to both financial and non-financial items.

Amendments to NZ IFRS 7 Financial instruments: disclosures – offsetting financial assets and financial liabilities

Effective for periods beginning on or after 1 January 2013.

These amendments require information about all recognised financial instruments that are set off in accordance with NZ IAS 32 'Financial instruments: presentation' and also information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under NZ IAS 32.

Amendments to NZ IAS 27 Separate financial statements

Effective for periods beginning on or after 1 January 2013.

These amendments remove the accounting and disclosure requirements for consolidated financial statements as a result of the issue of NZ IFRS 10 Consolidated financial statements and NZ IFRS 12 Disclosure of interests in other entities.

Amendments to NZ IAS 32 Financial instruments: disclosures offsetting financial assets and financial liabilities

Effective for periods beginning on or after 1 January 2014.

These amendments clarify the meaning of 'currently has a legally enforceable right to set-off' and also clarify the application of NZ IAS 32 offsetting criteria to settlement systems, which apply gross settlement mechanisms that are not simultaneous.

Governance at Telecom

The Board and management are committed to ensuring that Telecom maintains international best practice governance structures and adheres to high ethical standards. The Board regularly reviews and assesses Telecom's governance structures and processes to ensure that they are consistent with international best practice, in both form and substance.

Telecom's approach to corporate governance

Framework

Telecom has a dual listing of its shares on the New Zealand Stock Market (NZSX) and on the Australian Securities Exchange (ASX). Telecom is required to comply with the full listing rules of the NZSX and ASX.

As a result of Telecom's stock exchange listings in New Zealand and Australia, it is subject to the governance requirements of each of these jurisdictions. This includes: the NZSX Listing Rules and Corporate Governance Best Practice Code; the Financial Markets Authority handbook 'Corporate Governance in New Zealand Principles and Guidelines'; the ASX Listing Rules and the ASX Corporate Governance Council's Principles and Recommendations.

Where there are conflicts between the requirements or best practice recommendations of New Zealand and Australia, the Board has adopted practices and policies consistent with the requirements across these jurisdictions. The Board will continue to monitor developments in the governance area and review and update its governance practices to ensure the most appropriate standards of governance for Telecom are maintained.

Telecom's American Depositary Shares (ADSs), each representing five ordinary Telecom shares and evidenced by American Depositary Receipts (ADRs), are traded on the over-the-counter (OTC) market in the United States. The Bank of New York Mellon is Telecom's ADR Depositary. Telecom is registered with the United States Securities Exchange Commission (SEC) pursuant to the United States Securities Exchange Act of 1934 (Securities Exchange Act). However, Telecom has announced its intention to deregister in the future in the event it meets the relevant deregistration criteria following its delisting from the New York Stock Exchange on 19 July 2012. As a result of Telecom remaining registered under the Securities Exchange Act, Telecom is subject to SEC reporting obligations under the Securities Exchange Act and the United States Sarbanes-Oxley Act.

Compliance with NZSX Best Practice Code, Corporate Governance in New Zealand Principles and Guidelines and ASX Corporate Governance Council's Principles and Recommendations

The NZSX Listing Rules require Telecom to include a statement in this Report disclosing the extent to which it has followed the NZSX Corporate Governance Best Practice Code for the reporting period. Telecom considers its governance practices comply with the Code in its entirety for FY13. Telecom also considers that its governance practices comply with the Corporate Governance in New Zealand Principles and Guidelines in their entirety for FY13. In addition, the ASX Listing Rules require Telecom to include a statement in this Report disclosing the extent to which Telecom's governance practices comply with the ASX Corporate Governance Council's Principles and Recommendations set out in the second edition of the Corporate Governance Principles and Recommendations (as amended in 2010) during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance. Telecom considers that it complies with each of the recommendations.

Further information

More detail about Telecom's governance practices and copies of its principal governance documents (including the Board charter, the Nominations and Corporate Governance Committee charter, the Human Resources and Compensation Committee charter and the Audit and Risk Management Committee charter) are available on Telecom's website. Go to: **www.telecom.co.nz>TelecomGroup>Governance**.

The Board of directors

Role of the Board and responsibility

The Board of directors is elected by shareholders to govern Telecom in the interests of shareholders and to protect and enhance the value of the assets of Telecom. The Board is the overall and final body responsible for all decision-making within the Company. In carrying out its role, the Board works to enhance the value of Telecom in the interests of Telecom and its shareholders. The Board charter describes the Board's role and responsibilities and regulates internal Board procedure. The Board has also delegated a number of its responsibilities to Board committees. The role of each committee is described below. To enhance efficiency, the Board has delegated to the CEO and subsidiary company boards the day-to-day leadership and management of the Company. The CEO has, in some cases, formally delegated certain authorities to his direct reports and has established a formal delegated authority framework for those direct reports to sub-delegate certain authorities within set limits.

Board membership, size and composition

As at 30 June 2013 the Board comprised eight directors: being a non-executive chairman, six non-executive directors and the CEO and executive director, Simon Moutter. The Board has a broad range of experience and skills appropriate to meet its objectives. Areas of expertise and experience include telecommunications, finance, legal, brand, marketing, accounting, governance and international business. For details of individual directors see **Our company – Board of directors**.

The Nominations and Corporate Governance Committee is responsible for making recommendations to the Board regarding the Board's size and composition. It also reviews the criteria for the selection of directors to ensure the Board comprises the right mix of skills and experience to meet the needs of Telecom.

Selection and role of chairman

The chairman is elected by the Board from the non-executive directors. The Board supports the separation of the role of chairman and CEO. The chairman's role is to manage and provide leadership to the Board and to facilitate the Board's interface with the CEO. The current chairman, Mark Verbiest, who was appointed on 1 December 2011 (and re-elected on 28 September 2012) is a non-executive director and, as required by the Board charter, is independent on the basis outlined below. For his biography, see **Our company – Board of directors**. The Board does not have a deputy chairman.

Director independence

The Board is committed to having a majority of directors who are judged by the Board to be independent of judgement and character and free of material relationships with Telecom and other entities and people who might influence, or could be perceived by others to influence, such judgement.

In setting the criteria for determining independence, the Board considered the requirements under the NZSX Listing Rules and the guidance provided in the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations. Independence standards consistent with the requirements of these jurisdictions have been adopted by Telecom and are contained in the Board charter. Telecom's Board charter requires a majority of directors to be independent.

While the Board has not set financial materiality thresholds for determining independence, it considers all relationships on a case-by-case basis and, as a general policy, considers a threshold of 5% to be relevant in determining materiality. When determining independence, relationships are considered from the perspective of both Telecom and the customer or supplier.

At its 22 August 2013 Board meeting, the Board resolved, based on information provided by directors regarding their interests, that each non-executive director on the Board at the balance date and at the date of the meeting was independent, with the exception of Mr Roberts, who was found to be not independent as a result of a technical analysis of his role as CEO of Saatchi & Saatchi Worldwide. While the Board are of the view that there is in fact no actual conflict of interest, it recognises that there may be a perception that such a relationship could influence Mr Roberts' decisions in relation to Telecom's advertising spend with Saatchi & Saatchi New Zealand (in accordance with the Board charter test). Despite this determination, the Board is of the opinion that Mr Roberts does not in fact exercise influence in relation to the engagement of Saatchi & Saatchi New Zealand as an advertising supplier to Telecom (as decisions relating to advertising spend are made by management, not the Board) and that in all other respects the Board regards Mr Roberts as independent. The Board also resolved that the executive director, Mr Moutter, was not independent by virtue of the fact that he is the CEO and therefore part of the management team.

The Board will review any determination it makes on a director's independence on becoming aware of any information that indicates the director may have a relevant material relationship. For this purpose, directors are required to ensure that they immediately advise of any new or changed relationships so the Board can consider and determine the materiality of the relationship. For biographies of directors in office at 30 June 2013, see **Our company – Board of directors.** For further information about the directors' interests see **Performance – Related party transactions** (note 29 to the financial statements) and **Disclosures – Interests Disclosures.**

Conflicts of interest

The Board is conscious of its obligations to ensure that directors avoid conflicts of interest (both real and perceived) between their duty to Telecom and their own interests. The Board charter outlines the Board's policy on conflicts of interest. Where conflicts of interest do exist at law, then the director must disclose their interest and excuse themselves from any relevant Board discussions. Such a director is not permitted to receive any Board papers in respect of those interests and, in accordance with the relevant stock exchange listing rules, may not exercise his or her right to vote in respect of such matters.

Nominations and appointment of new directors

The procedures for the appointment and removal of directors are ultimately governed by the Company's constitution. The Board may appoint directors to fill casual vacancies that occur or to add persons to the Board up to the maximum number (currently 12) prescribed by the constitution. Recommendations for nominations of new directors are generally made by the Nominations and Corporate Governance Committee and considered by the Board as a whole. External consultants are used to access a wide base of potential candidates and to review the suitability of candidates for appointment. When recommending a candidate to act as director, the Nominations and Corporate Governance Committee takes into account such factors as it deems appropriate, including the background, experience, professional skills and personal qualities of the candidate, whether their skills and experience will augment the existing Board and their availability to commit themselves to the role.

If the Board appoints a new director during the year, that person will stand for election by shareholders at the next annual meeting. Shareholders are provided with relevant information on the candidates standing for election in the notice of meeting.

Diversity within the Board

The Board recognises that building diversity across Telecom will deliver enhanced business performance – this includes building diversity of thought within the Board of directors. Diverse backgrounds, gender, age, experience and perspectives are critical to building a high-performing business, better able to solve problems and implement new ideas. The current Board has depth and breadth of experience both in New Zealand and overseas as well as the diversity of age, gender and perspectives necessary to govern Telecom as it addresses opportunities and challenges.

Letters of appointment

All directors have signed formal letters of appointment setting out the arrangements of their appointment, including their duties, terms, conditions and term of appointment, expectations of the role and remuneration. The terms of appointment may be amended with the agreement of the Board.

Director induction and education

The Board introduces new directors to management and the business through specifically tailored induction programmes, depending on their needs. The programme may include one-on-one meetings with management and visits to key company sites.

All directors are regularly updated on relevant industry and company issues. This may include visits to Telecom operations and briefings from key Leadership Team members and industry experts. From time to time the Board may also undertake educational trips to receive briefings from companies in relevant industries. There is an ongoing programme of presentations to the Board by all business units. The Board expects all directors to undertake continuous education so that they may appropriately and effectively perform their duties.

Board performance review

Board evaluations are undertaken annually to seek director and Leadership Team feedback on a range of matters relating to Board performance, including its role and composition and engagement with management, shareholders and stakeholders. The collective results of the evaluation are then reported to the Board by the chairman and discussed with directors. The last Board evaluation survey was undertaken in May 2013.

It is the role of the chairman of the Board to regularly address various issues with directors, including individual performance. The Board also undertakes regular discussion on governance and performance issues and annually reviews its own performance as a whole against the Board charter and each committee against its charter.

CEO performance review

The Human Resources and Compensation Committee reviews the performance of the CEO. The formal annual review process is usually conducted in August in respect of the immediately preceding financial year. The evaluation carried out is undertaken using criteria set by the committee, and approved by the Board, that include the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed at the beginning of each year. The committee recommends a performance outcome to the Board for approval. The committee periodically reviews the CEO's key performance objectives to ensure they are an appropriate measure of the CEO's performance. For further details of the employment arrangements relating to the CEO see **CEO remuneration.**

The CEO reports to the Human Resources and Compensation Committee at least annually on management succession planning and management development.

Leadership Team performance review

The CEO is responsible for regularly reviewing the performance of his direct reports against their key performance objectives. The formal annual review process is generally conducted in August each year in respect of the immediately preceding financial year with the last review conducted in August 2013. This evaluation is undertaken using criteria set annually by the CEO that include the performance of the business, the accomplishment of strategic and operational objectives and other non-quantitative objectives agreed with the Human Resources and Compensation Committee at the beginning of each financial year. The Human Resources and Compensation Committee reviews and approves the CEO's remuneration recommendations for his direct reports, including the payment level of their annual short-term incentives and any other variation of the terms and conditions of employment.

For further details relating to Leadership Team remuneration see **Remuneration of the Leadership Team.**

Retirement and re-election of directors

Telecom directors have no fixed term of office but are subject to the retirement provisions contained in the constitution, company policies and relevant stock exchange listing rules. In addition, under the NZSX Listing Rules, at least one third (or the number nearest to one third) of the directors are required to retire from office at the annual meeting each year but shall be eligible for re-election at that meeting. The executive director (the CEO, in Telecom's case) is exempt from the requirement to stand for re-election but the executive director is counted in determining the number of directors that must retire. Under the ASX Listing Rules, a director must not hold office without re-election past the third annual meeting following the director's appointment or three years, whichever is the longer. The retiring directors at any annual meeting will be those who have been longest in office since they were last elected.

Telecom's notice of meeting details those directors standing for re-election at Telecom's next annual meeting.

Board access to information and advice

Telecom's company secretary is responsible for supporting the effectiveness of the Board by ensuring that policies and procedures are followed and for coordinating the completion and dispatch of the Board agendas and papers.

All directors have access to senior management, including the company secretary, to discuss issues or obtain information on specific areas or items to be considered at the Board meeting or other areas they consider appropriate. The Board, Board committees and each director have the right, subject to the approval of the chairman, to seek independent professional advice at Telecom's expense to assist them in carrying out their responsibilities. Further, the Board and Board committees have the authority to secure the attendance of outsiders with relevant experience and expertise at Board meetings.

Directors' shareholding

As a matter of Board policy, non-executive directors are encouraged to hold Telecom shares. For disclosure of each director's shareholding see **Disclosures – Interests Disclosures – Director share ownership**. Directors are required to comply with Telecom's Insider Trading Policy and Rules when trading in Telecom shares. For further information about Telecom's Insider Trading Policy see **Insider Trading Policy and trading in Telecom securities** below.

Indemnities and insurance

As permitted by the constitution, deeds of indemnity have been given to directors for potential liabilities and costs they may incur for acts or omissions in their capacity as directors. In addition, deeds of indemnity have been given to certain senior staff for potential liabilities and costs they may incur for acts or omissions in their capacity as employees of Telecom, directors of Telecom subsidiaries or directors of non-Telecom companies in which Telecom holds interests.

Telecom holds directors and officers liability insurance to cover risks normally covered by such policies arising out of acts or omissions of directors and employees in their capacity as such. Insurance is not provided for dishonest, fraudulent, malicious or wilful acts or omissions. It is standard insurance industry practice not to disclose the name of the insurer, the limit of liability purchased or the premium paid.

Meetings of the Board and conduct of meetings

The Board has eight scheduled meetings each year. In addition, it meets whenever necessary between the scheduled meetings to discuss key strategic issues or urgent business. The chairman and the CEO establish meeting agendas to ensure adequate coverage of key issues during the year. The directors generally receive materials for Board meetings seven days in advance of the meeting, except in the case of special meetings for which the time period may be shorter due to the urgency of the matter to be considered.

Leadership Team members and other senior employees regularly attend Board meetings and are also available to be contacted by directors between meetings. The Board and its committees also meet regularly in executive session, presided over by the chairman, without the CEO or other management present. Such sessions, in particular, deal with management performance and remuneration issues, Board performance evaluation issues and discussions with the General Manager Group Risk and Audit and external auditor to promote a robust independent audit process.

Attendance at Board and committee meetings

The Board held eight formal meetings and two special meetings during FY13. The table below shows director attendance at these Board meetings and committee member attendance at committee meetings. Sub-committees of the Board also met regularly throughout the year to consider matters of special importance.

Board committees

Board committees and membership

Three Board committees assist in the execution of the Board's responsibilities: the Human Resources and Compensation Committee; the Nominations and Corporate Governance Committee; and the Audit and Risk Management Committee. The committees have a number of scheduled meetings each year to coincide with the timing of the various responsibilities of that committee. Other committees may be established from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

Board and committee meeting attendance for FY13

	BOARD MEETINGS	SPECIAL BOARD MEETINGS	AUDIT AND RISK MANAGEMENT COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE
Total number of meetings held	**8**	**2**	**4**	**5**	**2**
P Berriman	8	2	4	–	2
M Horn	8	2	4	–	2
M Leyland	8	2	–	5	2
K Roberts	6	2	–	2	1
C Sitch	8	1	4	–	2
J Smyth	8	2	4	5	2
M Verbiest	8	2	4	5	2
S Moutter	8	2	–	–	–

Committee charters

Each Board committee has a charter summarising the role, rights, responsibilities and membership requirements for that committee. The Board annually reviews the charters of the Board committees and their performance against those charters.

Committee composition

The Board is responsible for appointing committee members according to the skills, experience and other qualities they bring to the committee. All committees are required to comprise a minimum of three members. The composition of the Human Resources and Compensation Committee and the Nominations and Corporate Governance Committee each satisfies the requirement of the respective committee charter that a majority of directors be independent. The composition of the Human Resources and Compensation Committee satisfies the requirement of its charter that all members are non-executive directors. In accordance with its charter, all members of the Audit and Risk Management Committee are independent.

Committee roles and operations

After each committee meeting the Board is provided with minutes of the committee meeting at the next meeting of the Board. Where appropriate, the Board is also given a verbal report by the chairman of the committee on the outcomes of the meeting.

The structure, membership and responsibilities of the Board's committees are summarised below. Each committee's role and responsibilities are also outlined in the relevant committee charter.

Committee roles, responsibilities and membership

COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	AUDIT AND RISK MANAGEMENT COMMITTEE	NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE
Role	• To assist the Board in overseeing the management of the human resources activities of Telecom	• To assist the Board in its oversight of the integrity of the financial reporting and risk management framework • To ensure the independence of the external auditor	• To identify and recommend to the Board nominations for members of the Board • To review and develop Telecom's corporate governance principles and make recommendations to the Board
Responsibilities	• Review the current remuneration and human resources strategy, structure and policy of Telecom • Review and make recommendations to the Board on non-executive director remuneration, having regard to any relevant factors (including the shareholder-approved fee pool) • Review and evaluate the CEO's performance against key objectives and make recommendations to the Board on the CEO's remuneration • Review and approve the conditions and terms of employment of the CEO's direct reports (other than members of the CEO's Office) • Review and recommend to the Board the appointment or termination of the Chief Financial Officer (CFO) and General Counsel • Review and make recommendations to the Board with respect to incentive remuneration plans and equity-based compensation plans • Make recommendations to the Board with respect to the measurable objectives to be set by the Board for achieving diversity • Annually assess the effectiveness of the diversity policy, the measurable objectives set for achieving diversity, the progress toward achieving them and make recommendations to the Board in respect of such assessments • Ensure that appropriate disclosures with respect to diversity are made in Telecom's annual report • Annually review and report to the Board on the relative proportion of women and men who make up Telecom's workforce, at all levels of the business	• Oversee all matters concerning the integrity of the financial statements and financial reporting systems and processes • Ensure compliance with financial reporting and related regulatory requirements • Consider the adequacy of internal controls after consultation with management and the external and internal auditors • Review the fraud report on a quarterly basis and make any necessary disclosures to the external auditor • Ensure that an appropriate risk management framework exists and review principal risks • Appoint the external auditors (subject to annual shareholder approval) • Review the external auditor's qualifications, performance and independence • Approve the appointment of the internal auditor and review the activities and performance of the internal audit function • Review Telecom's compliance with applicable laws, regulations and standards through Telecom's compliance frameworks • Provide oversight of the structure and outcome of remuneration incentive arrangements as they relate to key internal audit personnel	• Recommend candidates for appointment to the Board based on the criteria set out in the Board charter • Oversee the performance evaluation of the Board and review Board succession planning • Be actively involved in succession planning for the chairman • Review, on an ongoing basis, the governance structures and processes of the Board and make recommendations to the Board • Recommend to the Board the removal of any director, subject to the provisions of the constitution • Make recommendations to the Board as to its size
Members as at 30 June 2013	Justine Smyth (Chair) Maury Leyland Kevin Roberts Mark Verbiest	Murray Horn (Chair) Paul Berriman Charles Sitch Justine Smyth *Mark Verbiest attends meetings in an ex officio capacity*	Mark Verbiest (Chair) Paul Berriman Murray Horn Maury Leyland Kevin Roberts Charles Sitch Justine Smyth

Audit governance and independence

Audit and Risk Management Committee

The Audit and Risk Management Committee includes members who have appropriate financial experience and an understanding of the industry in which Telecom operates. All committee members are independent (in accordance with the independence criteria contained in the Board charter) and are financially literate. The committee charter requires that at least one member of the committee must be an 'audit committee financial expert' as defined in the SEC's Form 20-F.

The Board considers that Dr Murray Horn is an 'audit committee financial expert' for the above purposes. Dr Horn is chairman of the Audit and Risk Management Committee and is an independent director (in accordance with the independence criteria in NYSE Rule 303A and as required under Item 16A of the SEC's Form 20-F).

For the industry knowledge and financial experience of other members of the Audit and Risk Management Committee see **Our company – Board of directors.**

The SEC has determined that an audit committee member who is designated as an 'audit committee financial expert' is not deemed to be an expert for any other purpose, including for the purposes of section 11 of the Securities Exchange Act 1934.

External audit independence

The Audit and Risk Management Committee is responsible for making recommendations to the Board concerning the appointment of Telecom's external auditor and their terms of engagement. KPMG was automatically re-appointed as Telecom's auditor for the upcoming year at Telecom's annual meeting in September 2012. Shareholders also approved the Board setting the remuneration of the auditor at the annual meeting in September 2012. The chair of the Audit and Risk Management Committee may invite such persons to attend the committee meetings as deemed necessary. The committee regularly meets with the external auditor without management being present and meets management without the external auditor being present. Committee members may contact the external auditor directly at any time.

See **Performance – Auditor's Reports** for the external auditor's reports for 2013.

Telecom is committed to auditor independence. The Audit and Risk Management Committee reviews the independence and objectivity of the external auditor. For this reason, the work of the external auditor is carefully controlled and must either be (i) consistent with the principles applied in assessing assurance services; or (ii) of a nature described for approval by the Audit and Risk Management Committee, each as set out below.

Under Telecom's External Audit Independence Policy, the Audit and Risk Management Committee must pre-approve all audit (including all statutory and regulatory audit services) and related assurance services provided by the auditor.

The committee has delegated pre-approval authority to the committee chairman up to an agreed limit. All services approved by the committee chairman are reported to the Audit and Risk Management Committee on a quarterly basis. All audit and audit-related assurance services for the past financial year were approved in accordance with Telecom's policy.

The External Audit Independence Policy requires rotation of audit partners every five years and places restrictions on an audit partner or audit manager being employed by Telecom in another role and on the external auditor employing Telecom's CEO, CFO, group controller or any other member of Telecom management who has acted in a financial oversight role.

The policy prohibits the auditor from providing certain specified services and is designed to ensure that related assurance services provided by Telecom's auditor are not perceived as conflicting with the independent role of the auditor.

The general principles to be applied in assessing related assurance services are as follows:

- the external auditor should not have any involvement in the production of financial information or preparation of financial statements such that they might be perceived as auditing their own work. This includes the provision of valuation services where such valuation forms an input into audited financial information;

- the external auditor should not perform any function of management or be responsible for making management decisions;

- the external auditor should not be responsible for the design or implementation of financial information systems; and

- the separation between internal and external audit should be maintained.

Aside from core audit services, Telecom's auditor may provide the following services with prior approval from the Audit and Risk Management Committee:

- other assurance services (eg, TSO certification, trust deed reporting);

- accounting policy advice (including opinions on compliance with International Financial Reporting Standards);

- listing advice; and

- accounting/technical training.

However, it is not considered appropriate for Telecom's auditor to provide:

- bookkeeping/other services related to accounting records or financial statements;

- the design of financial information systems;

- appraisal/valuation services/opinions as to fairness;

- internal audit services;

- structured finance advice;

- due diligence services;

- legal services (these are services that could be provided only by a person who is qualified in law);

- tax planning, strategy and compliance services;

- management functions;

- broker/dealer/investment adviser/investment banking services;

- services of an expert as an advocate;

- actuarial services;

- temporary staff for appropriate assignments;

- assistance in the recruitment of senior management; and

- tax services to employees of Telecom who act in a financial reporting oversight role.[1]

The External Audit Independence Policy can be viewed on Telecom's website (go to www.telecom.co.nz>**Telecom Group**>**Governance**). It is a requirement of the Audit and Risk Management Committee charter that the committee annually assesses and confirms to the Board the independence of the external auditor after consideration of the External Audit Independence Policy criteria. This includes assessing whether the independence of the external audit process has been maintained in light of the performance of any other assurance services. The Audit and Risk Management Committee undertook this assessment at its meeting in August 2013 and confirmed to the Board that it had complied in all respects with the External Audit Independence Policy and that the committee was satisfied as to the external auditor's (KPMG) independence. As part of this assessment, KPMG confirmed in writing that it has complied with all aspects of the External Audit Independence Policy and provided relevant details in support of compliance with Public Company Accounting Oversight Board rule 3526.

Attendance at annual meeting

Representatives of Telecom's external auditor will be available at Telecom's annual meeting to answer shareholder questions about the conduct of the audit and the content of the external auditors' reports.

Controlling and managing risks

Approach to risk management

Through its risk management framework, Telecom identifies, assesses and manages risks that affect its business, including specific pan-Telecom risks arising from the business direction and strategic environment. Telecom's risk management framework is implemented through business processes, such as business planning, investment analysis, project management and operations management. Telecom's Managing Risk Policy requires Telecom's business and support groups to:

- Identify risks that relate to the achievement of their business objectives;

- Assess those risks and determine whether they are acceptable under existing controls or whether additional treatment is required;

- Respond appropriately to the risks, based on that assessment; and

- Monitor and report on the current status of risks and the effectiveness of their controls.

This systematic approach to managing risk is performed on a planned or embedded basis and is implemented throughout Telecom.

Management regularly reports to the Board on the effectiveness of Telecom's management of its material business risks.

For further information on the specific risks facing Telecom's business see **Performance – Risk factors**.

Risk management roles and responsibilities

Risk management takes place in the context of normal business processes. In addition, risk is managed through the delegation of authority framework and other Telecom policies that provide a framework for managing specific pan-Telecom risks arising from the Company's business direction and strategic environment. To manage financial risks around treasury transactions, the Board has approved principles and policies that specify who may authorise transactions and segregates the duties of those carrying them out.

The Audit and Risk Management Committee is responsible for ensuring that management has established a risk management framework that includes policies and procedures to effectively identify, treat and monitor principal business risks. The committee also regularly reviews Telecom's risk profile.

Telecom's Audit and Risk Management Committee receives reports on the effectiveness of the implementation of policies and processes designed to manage risk. The Audit and Risk Management Committee receives reports from internal audit on the adequacy and effectiveness of Telecom's internal controls. The committee regularly reports this information to the Board.

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1 For the purposes of this exclusion, the following persons (among others) are deemed to perform a financial reporting oversight role: CEO, CFO, group controller, the head of finance planning & performance management and the heads of finance for various business units in New Zealand and Australia.

CEO/CFO assurance

Although Telecom is not required to comply with all of the provisions of the Australian Corporations Act 2001, Telecom requires that its CEO and CFO make an annual declaration in relation to Telecom's financial statements in the form set out in s295A of the Australian Corporations Act. Section 295A requires the CEO and CFO to declare that: (a) Telecom's financial records have been properly maintained; (b) the financial statements comply with accounting standards; and (c) the financial statements give a true and fair view. The Board receives a written assurance from the CEO and the CFO that, to the best of their knowledge and belief, the declaration provided by them in the form set out in s295A of the Australian Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Internal audit

Telecom has an internal audit group based in New Zealand and Australia. The internal audit charter defines the internal audit group's objectives, scope, independence, responsibilities and authority. The internal audit group's primary objective is to assist the Board and CEO in exercising good governance by providing independent assurance on Telecom's control and risk management processes. The Audit and Risk Management Committee approves the appointment and replacement of the General Manager Group Risk and Audit who reports to the Board through the committee. The internal audit group is independent from the activities and operations it audits, including risk management systems, and has unrestricted access to Telecom's records and employees. The internal audit group regularly performs audits across Telecom business units in New Zealand and Australia. The internal audit team works to an internal audit plan approved by the Audit and Risk Management Committee. The Audit and Risk Management Committee ensures that the internal audit group is appropriately staffed and that its scope of work is adequate in light of the key risks facing Telecom.

Promoting ethical and responsible behaviour

Internal policies and procedures

Telecom employees are responsible for ensuring that Telecom carries out its business activities in a way that maximises business opportunities, has due regard to all applicable legal and regulatory requirements and minimises Telecom's exposure to unacceptable legal and regulatory risk. Managers are responsible for making sure that Telecom people are given appropriate information and training to assist them in complying with legal, regulatory and policy compliance obligations. Telecom has dedicated compliance staff who support employees and managers in these roles.

Telecom has a number of core internal policies and procedures, including:

- Code of Ethics;
- Managing Risk Policy;
- Insider Trading Policy and Guidelines;
- Market Disclosure and Communications Policies;
- Diversity Policy;
- Health and Safety Policy and related protocols;
- Human Resources Policies, including employment, remuneration and benefits, equal opportunity, anti-harassment and discrimination;
- Legal and Compliance Policy;
- Information Management Policy;
- Technology Policy; and
- Delegation of Authority Framework.

Telecom has an integrated compliance framework consistent with AS/NZ-3806 Compliance Programmes. The implementation is monitored by the Audit and Risk Management Committee.

Further detail on selected policies and procedures is set out below.

Code of Ethics

Telecom expects its employees and directors to maintain the highest ethical standards. Telecom's Code of Ethics (Code) establishes the framework by which Telecom people (including the CEO and CFO) are expected to conduct their professional lives by facilitating behaviour and decision-making that meets Telecom's business goals and is consistent with Telecom's values, policies and legal obligations. All Telecom people receive online training on the Code. Telecom encourages staff to report any concerns they have about compliance with the Code, Telecom policies or legal obligations, using a custom built online reporting system. Any concerns are investigated with action taken as appropriate. The Code addresses:

- Conflicts of interest;

- Receipt of gifts;

- Corporate opportunities;

- Confidentiality;

- Expected behaviours (including to deal fairly and honestly with Telecom's people, professional advisers, customers, and suppliers);

- The proper use of Telecom's assets and information;

- Compliance with laws and Telecom policies;

- Delegated authority; and

- Reporting issues regarding breaches of the Code, legal obligations or other Telecom policies.

Telecom also has a Directors' Code of Ethics, which addresses similar topics and establishes the behaviour expected of directors.

Copies of the Code and Directors' Code of Ethics, along with any amendments or waivers, can be found on Telecom's website (go to: **www.telecom.co.nz**›**TelecomGroup**›**Governance**) and are also available free of charge on request from the company secretary by emailing **company.secretary@telecom.co.nz**.

Escalation procedures and whistle-blowing

Any Telecom employee (including a contractor) who becomes aware of a legal, regulatory, policy or other compliance issue has a responsibility to report it using Telecom's breach reporting/whistle-blowing frameworks, which include a financial compliance escalation procedure. In addition, Telecom has a procedure whereby accounting, auditing or internal control breaches or concerns may be reported confidentially to the Audit and Risk Management Committee.

Insider Trading Policy and trading in Telecom securities

Directors and employees are subject to restrictions under the law relating to dealing in Telecom securities and other related Telecom derivatives if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of Telecom securities.

To help ensure compliance with these legal requirements, the Insider Trading Policy specifies that no director or Telecom employee may buy or sell Telecom shares while in possession of inside information. The policy also states that directors and Telecom employees in possession of inside information cannot directly or indirectly advise or encourage any person to deal in Telecom shares. The policy sets out additional rules for directors, Leadership Team members, direct reports to the Leadership Team and certain other Telecom employees, and includes the requirement to seek company consent before trading and mandatory trading black-out periods.

Compliance with the Insider Trading Policy is monitored through the consent process and by education and notification by Telecom's share registrar when any director or officer engages in trading activities. Any breach of the Insider Trading Policy would be regarded very seriously. In addition, as required by the Securities Markets Act 1988 and the Securities Markets (Disclosure of Relevant Interests by Directors and Officers) Regulations 2003, all trading by directors and officers is reported to NZX. Trading by directors is also reported to ASX.

Market disclosure and communications policies

Telecom's Market Disclosure Policy governs communications with shareholders and other stakeholders. Telecom is committed to providing comprehensive continuous disclosure to shareholders and other stakeholders and complying with the listing rules of the stock exchanges on which Telecom is listed.

Telecom requires certain senior people (the CEO, CFO, company secretary and the general manager investor relations and capital markets) and, in some cases, the chairman, to discuss whether information is material prior to its release.

Telecom has appointed a disclosure officer (currently the general manager investor relations and capital markets) who, together with the company secretary, is responsible for ensuring that all material information is lodged promptly and without delay with the NZX and ASX.

The disclosure officer ensures that such information is published on Telecom's website where appropriate, with further dissemination through broadcast emails to news agencies and other market commentators. Disclosure practices are monitored by the disclosure officer.

Telecom has also appointed certain Leadership Team members as authorised spokespeople who are required to ensure that all proposed public comments contain information already in the public domain or information that is not materially price sensitive. Management is responsible for ensuring compliance with the policy.

Telecom's website contains media releases, periodic financial information, current and past annual reports, dividend histories, notices of meeting, a list of shareholders' frequently asked questions and other information about the Company. Telecom shareholders can contact the Board directly using the dedicated email address: telecomboard@telecom.co.nz. Telecom webcasts its investor and analyst briefings over its website where appropriate.

Full participation of shareholders at the annual meeting is encouraged. Shareholders may electronically appoint and direct a proxy to vote on their behalf at the annual meeting, by lodging their proxy form online at www.investorvote.co.nz/telecom. Telecom will be webcasting its 2013 annual meeting live. Shareholders will be given the opportunity to ask questions of the chairman, directors and auditor during the meeting. The webcast will be archived on the Telecom website after the meeting, along with a copy of the minutes of the meeting.

Diversity at Telecom

Telecom believes that building diversity of thought across the organisation will deliver enhanced business performance. Diverse backgrounds, experience and perspectives are critical to build a leading-edge business and delivering for our customers. Telecom is committed to attracting, recruiting, developing, promoting and retaining a diverse group of talented individuals who will help drive Telecom's business performance.

Telecom's Diversity Policy enshrines the Company's commitment to diversity and sets out the respective responsibilities of the Board, the Human Resources and Compensation Committee and management in relation to building diversity across the organisation.

The Human Resources and Compensation Committee is responsible for developing measurable objectives in relation to diversity within Telecom and recommending the objectives to the Board for approval. The committee is also responsible for conducting annual assessments of the measurable objectives and the progress made toward achieving them, as well as reporting on such progress. These responsibilities are set out in the respective Board and committee charters.

For FY13 to FY15 the Board has set the following measurable objectives for achieving greater diversity at Telecom:

- Increase the percentage of women in senior leadership roles through targeted strategies;

- Attract a diverse workforce reflective of Telecom's customer and community base;

- Support diversity and inclusion through manager education programmes and wider diversity awareness; and

- Retain and leverage a diverse workforce through focused people policies and practices.

The current state of the measurable objectives is as follows:

- The percentage of women in senior leadership roles has increased from 23% to 25% from 30 June 2012 to 30 June 2013;

- A number of initiatives have continued to support increasing gender diversity in senior leadership roles, including the Telecom Women in Leadership Programme for high-potential female employees in the leadership pipeline;

- Due to the restructuring which has occurred during FY13, recruitment has slowed down considerably, and Telecom made the conscious decision to focus less on the attraction of new talent. When recruitment again increases, it is envisaged that the business will focus on the attraction of diverse talent; and

- Telecom also made the business decision to put on hold a number of its induction and management education programmes (specifically addressing diversity) while Telecom focused on reducing its cost base. It is currently reviewing how to address this in the future.

As noted above, despite the major focus on restructuring during FY13, some visible progress towards the measurable objectives has been made. The Board envisages that Telecom is therefore on track to meet its longer-term goals.

Telecom Gender Composition

The current proportion of women at various levels within the Telecom workforce as at 30 June 2013 is set out in the table below. Comparative figures as at 30 June 2012 have also been included.

	% female		% male	
	2013	**2012**	**2013**	**2012**
Telecom Board of Directors	25	25	75	75
Leadership Team (Officers)	14	11	86	89
Senior Leadership	25	23	75	77
Overall Workforce	37	38	63	62

Remuneration at Telecom

Letter from the Human Resources and Compensation Committee chair

Dear Shareholder

As the chair of the Human Resources and Compensation Committee (HRCC), I am pleased to present the Remuneration section of Telecom's annual report for the year ending 30 June 2013.

As I indicated was the case last year, FY13 has been a year of continued and profound change for Telecom, driven by global trends, local industry competition and the need to change legacy products, platforms and costs. As our industry continues to evolve at speed, so too must Telecom continue to accelerate its rate of change and make bold decisions. This has been reflected in the human resources and remuneration approach of the HRCC.

This year, Telecom committed to a major strategic shift aimed at positioning for the longer term. More immediately, the focus has been on simplifying the business and reducing costs. The total number of employees reduced from 7,619 on 30 June 2012 to 6,342 on 30 June 2013. This was a combination of natural attrition and redundancies.

We have simplified the performance management and remuneration processes to help drive better organisational outcomes. The performance management system has been extensively redesigned and streamlined. The annual short term incentive (STI) scheme has been narrowed to a smaller pool of employees who have more accountability for driving Telecom's performance. Employees who will no longer be eligible to participate in the annual short-term incentive scheme from FY14 had a portion of their incentive target added to their base salary in recognition of this. Other simplifications introduced in FY13 include changes to the way annual leave is administered and Telecom's staff telephone concession arrangements.

For FY13 the equity incentive is to be delivered to the relevant members of the Leadership Team and the CEO in cash deferred for a period of two years, vesting in September 2015. The intention is still to link the value of the incentive payment to share price performance.

The HRCC supported the CEO and Leadership Team's recommendation to freeze their salaries and the salaries of all employees who will continue to be eligible to participate in the annual short-term incentive scheme, until market conditions and organisational performance provide better justification for an increase.

All of these human resources and remuneration simplification initiatives have been introduced to help make Telecom faster, more competitive and to deliver greater value for our shareholders, as part of the wider strategic reset of the business. The incentive structure for FY14 will also be reviewed in light of this.

We recognise that delivering on our ambitions will take time. The HRCC approach to remuneration and human resources in FY14 will therefore continue to be disciplined in its focus.

Yours sincerely



Justine Smyth

The Human Resources and Compensation Committee chair

Non-executive director remuneration

Directors' fees

The total remuneration available to non-executive directors is fixed by shareholders. The current annual fee pool limit is NZ$1,500,000 and has not been increased since it was approved by shareholders at the annual meeting in October 2003.

The Human Resources and Compensation Committee (HRCC) annually reviews director remuneration, taking into account the responsibilities, skills, performance and experience of the directors, and then makes appropriate recommendations to the Board. The HRCC takes advice from independent consultants to ensure that remuneration is in line with other comparable companies in New Zealand.

During FY13 the fees paid to non-executive directors were as follows:

BOARD/COMMITTEE[1]	CHAIRMAN[2]	MEMBER
Base Fee – Board of Directors	$330,000	$130,000
Audit and Risk Management Committee	$35,000	$17,000
Human Resources and Compensation Committee	$30,000	$15,000
Nominations and Corporate Governance Committee	–	–

1 Committee chair and member fees are not payable to the chairman of the Board, and committee member fees are not payable to committee chairs. Where a director is the member or chairman of more than one Board committee, the director receives the single highest applicable fee.

The fees paid to non-executive directors will remain the same for the year beginning 1 July 2013.

No director (excluding the CEO) receives compensation in the form of stock options or restricted shares or participates in a bonus or profit-sharing plan.

During FY13 the total remuneration earned by directors and the other benefits received by the directors of Telecom was as follows:

NAME	TOTAL REMUNERATION (NZ$) FOR THE PERIOD 1 JULY 2012 – 30 JUNE 2013[1]
Mark Verbiest	$330,000
Paul Berriman	$147,000
Murray Horn	$165,000
Maury Leyland	$145,000
Kevin Roberts	$145,000
Charles Sitch	$147,000
Justine Smyth	$160,000
Simon Moutter[2]	–
Total	$1,239,000

1 The figures shown are gross amounts and exclude GST where applicable. In addition to these amounts Telecom meets costs incurred by directors, which are incidental to the performance of their duties. This includes providing directors with telephone concessions and paying the cost of directors' travel. As these costs are incurred by Telecom to enable directors to perform their duties, no value is attributable to them as benefits to directors for the purposes of the above table.

2 As an executive director, Mr Moutter did not receive directors' fees during FY13. For further details of Mr Moutter's remuneration see **CEO Remuneration**.

Retirement allowances

No retirement allowances are provided to directors.

No director (excluding the CEO) has a service contract with Telecom that provides for benefits or remuneration in the event that the service of any such director with Telecom is terminated. For details of benefits or remuneration to be paid to the CEO in such circumstances, see **CEO remuneration**.

Superannuation

No superannuation was paid to any Telecom director during FY13.

Remuneration and benefits to former directors

As a former executive director of the Company, Dr Paul Reynolds received $373,267, comprising a payment upon the vesting of long term incentives and other benefits provided as part of his termination terms. These payments were made following his cessation date, during FY13.

Telecom employee remuneration

Remuneration Governance

The HRCC is responsible for reviewing Telecom's remuneration and human resources strategy, structure, policy and practices.

Expert advice, best practice remuneration structures and market trends are regularly reviewed, alongside organisational strategy and performance, to ensure that the remuneration strategy for Telecom contributes to effective outcomes and value creation.

The HRCC recognises the role people play in the achievement of Telecom's short-term and long-term objectives as a key source of competitive advantage. To successfully compete, Telecom must be able to attract, retain and motivate capable employees.

The HRCC is also ultimately responsible for the governance of Telecom's remuneration policies and practices and for ensuring Telecom meets its legislative and regulatory requirements as they relate to remuneration matters.

A key area of focus for FY13 has been organisational design and restructuring to better align the work force with Telecom's strategic priorities, and to help simplify and reset the business.

Justine Smyth, Mark Verbiest, Maury Leyland and Kevin Roberts comprise the current HRCC members. Justine Smyth has chaired the Committee since 1 December 2011. During the year the HRCC has been responsible for reviewing, approving and making recommendations to the Board on a number of significant matters, including the following:

- Talent management and succession planning;

- Reviewing the Company's approach to incentives and benefits;

- Performance reviews of the CEO and Leadership Team;

- Setting targets and assessing performance for incentive schemes;

- Monitoring diversity policy and objectives;

- Recruitment of the new CFO, Jolie Hodson, CEO of Gen-i, Tim Miles and Group HR Director, Joe McCollum; and

- Redesign and simplification of the employee performance management process.

For further detail on the role and responsibilities of the HRCC see **Board Committees**.

Remuneration principles

There are four key principles determined by the HRCC that underpin Telecom's remuneration policies.

Supporting each key principle are appropriate policies and practices with clear and established accountabilities and processes. The principles are:

Our Principles
Rewards are market-competitive to attract and retain talented people
Remuneration is linked to performance so that higher levels of performance attract higher rewards
The overall cost of remuneration is managed and linked to the ability of the Company to pay
Rewards to senior management are aligned to the long-term performance of the Company

1. Rewards are market-competitive to attract and retain talented people

The overall remuneration structure is designed to deliver rewards that are competitive in the labour markets in which Telecom competes for people.

The HRCC decides Telecom's position within a comparative market and this determines remuneration ranges. Individual remuneration is set within these ranges taking account of a number of factors, including individual performance and capability, specific business needs, the criticality to Telecom of a specific position or individual, market shortages of specific skills, regional differences and economic climate. Remuneration ranges are reviewed annually to reflect movement in market remuneration. The HRCC believes that Telecom is currently generally well positioned within the employment market.

2. Remuneration is linked to performance so that higher levels of performance attract higher rewards

Overall business strategy shapes Telecom's corporate plan. It cascades down to business groups and is reflected in business plans and finally in individual performance objectives.

Individual performance is a key input into the annual remuneration review decision such that above-target performance can result in higher levels of remuneration.

Where applicable, the variable remuneration component is at-risk and includes specifically designed sales incentives, annual incentives and long-term incentives. Each of Telecom's incentive schemes links desired performance outcomes with appropriate reward.

- Sales incentives, specific to sales positions, are designed to drive achievement of sales, customer value and service targets.

- Telecom's annual incentive scheme provides a short-term reward for performance consistent with the Company's corporate plan.

- Consistent with market practice, long-term incentives apply only to senior management positions. These incentives link the rewards of those individuals who most directly influence Telecom's long-term business performance to the delivery of outcomes that increase shareholder value.

3. The overall cost of remuneration is managed and linked to the ability of the Company to pay

Telecom has a significant financial investment in its people. Effective growth is dependent on the quality, commitment, innovation and drive of these employees. Telecom aims, in a competitive market, to achieve the appropriate balance between managing overall remuneration costs and investing in people.

Telecom pays total remuneration at market level. The overall remuneration cost is linked to Telecom's performance and therefore ability to pay.

4. Rewards to senior management are aligned to the long-term performance of the Company

The HRCC makes recommendations to the Board on senior management incentive remuneration plans, including long-term incentives. Senior management remuneration packages comprise a fixed portion and an at-risk portion that is only paid when performance objectives are met. A member of the Leadership Team's remuneration package is comprised of approximately 50% as a fixed component, with the remaining 50% at-risk balancing short and longer-term performance.

Telecom incentive schemes

Telecom maintains a variety of both short-term and long-term incentive plans, allowing greater flexibility in providing a "custom fit" solution to drive desired performance outcomes. Different parts of the Company are at different stages of their development – some parts of the organisation are in early stage investment, some parts of the Company are more mature and, as with all true portfolios of business, some parts of the organisation may potentially be divested in the future. Hence it is appropriate to align incentive plans with the part of the Company to which they apply. In addition to sales incentives, Telecom has three types of incentives: a short-term annual incentive, an equity incentive and long term incentives. These schemes are designed to ensure there is an appropriate balance between short-, medium- and longer-term performance objectives. These are described in detail below.

Annual incentive scheme
Telecom's annual cash-based short-term incentive scheme is an integral part of Telecom's overall approach to competitive performance-based remuneration. It aims to reward eligible individuals for meeting or exceeding individual and company targets that are aligned to Telecom's strategic direction. In previous years, employees at all levels in the organisation were eligible to participate in the scheme, however, from 1 July 2013, only senior employees who play a significant role in driving Telecom's performance will be eligible to participate in the scheme. Employees who will no longer be eligible to participate

in the scheme had a portion of their incentive target added to their base salary as a one-off recognition of the narrowing of the scheme.

The Board determines Telecom's strategy and measures of success and agrees a corporate plan, with reference to external performance benchmarks. Based on this agreed plan, business performance targets are set at the beginning of the year, with the Board assessing performance against these targets following the completion of the financial year. The high-level corporate strategies and targets are used to set individual objectives that are stretching, measurable, achievable, realistic and time bound. The incentive design is intended to balance business performance and individual performance so that above target performance in both may result in above target payments, while below target performance in either results in lower or, in some cases, no incentive payments.

For FY13, the business performance targets related to EBITDA, free cash flow, customer connection numbers and revenue. Given the focus for FY13 has been on the simplification and resetting of the business, the Board has determined that payments made under the annual incentive scheme for FY13 will be based solely on the Company's performance, with the outcomes delivered at the same level across the business. This is a departure from the approach taken in previous years where individual performance combined with company performance was taken into account to determine payments.

Equity Incentive Scheme
The Equity Incentive Scheme was introduced in September 2012 for members of the then Leadership Team. The Board has the discretion to deliver this incentive in redeemable ordinary shares or cash (such that the value delivered in cash would put the participant in a similar position to what they would have been in had shares been issued). In the event the relevant members of the Leadership Team are awarded redeemable shares, they would be prohibited from disposing of the redeemable ordinary shares for a specified period, generally two years. At the end of the specified period the redeemable ordinary shares automatically reclassify into ordinary shares.

Awards made to the relevant members of the Leadership Team are subject to a pre-allocation performance hurdle, with the quantum of their award determined by their annual performance outcome achieved for the previous year ended 30 June.

For FY13 the Board has determined the equity incentive is to be delivered in cash deferred for a period of two years vesting in September 2015. Payment will be made with reference to the share price at the time of vesting which will put the recipients in the same financial position they would have been in had redeemable ordinary shares been issued.

Long-term incentive schemes
Telecom currently operates equity and cash-based long-term incentive schemes for the CEO, members of the Leadership Team and senior managers.

Telecom's at-risk long-term incentive schemes have been modified as appropriate over different financial years to maintain appropriate incentivisation in a context of significant transformation in the telecommunications sector. Having a wide range of long-term incentive schemes in operation gives Telecom the flexibility it requires to grant under a particular scheme depending on what is appropriate in the circumstances.

In FY13 (granted in September 2012) long-term incentives were delivered under the Share Rights Scheme (see **Share Rights Scheme** below) and the Restricted Share Scheme (see **Restricted Share Scheme** below).

Awards made to the CEO and the Leadership Team in FY13 are subject to post-allocation performance hurdles, with outcomes approved by the HRCC. Awards made to senior managers in FY13 were subject to a pre-allocation performance hurdle, with the quantum of their award determined by their annual performance outcome achieved for the previous year ended 30 June.

An overview of the long-term incentive schemes currently operating at Telecom during FY13 for the Leadership Team and senior managers are summarised in the table below. See **CEO Remuneration** for details of the CEO's long-term incentive schemes.

Share Rights Scheme

Under the Share Rights Scheme, participants are granted rights to purchase Telecom shares at a nil cost strike price. Share rights have no voting rights until exercised and generally cannot be exercised for a three-year period. The share rights will be exercisable at the end of the vesting period only if the individual is still employed by Telecom and, in the case of the Leadership Team, a total shareholder return performance hurdle has been met. In special circumstances early vesting may occur.

The total number of restricted shares and share rights on issue under these schemes comprised less than 1% of the total shares on issue at 30 June 2013. See note 25 to the financial statements in **Performance** for more details.

Restricted Share Scheme

Under the Restricted Share Scheme, ordinary shares in Telecom are issued to Telecom Trustee Limited, a Telecom subsidiary. Participants purchase shares from Telecom Trustee Limited with funds lent to them by Telecom and which are held on their behalf by Telecom Trustee Limited. Telecom Trustee Limited cannot exercise any voting rights attached to the shares. However, once vested, the shares have the same voting rights as ordinary shares.

Generally, the shares vest after a three-year period, although a reduced period may be used in some cases. If the individual is still employed by Telecom at the end of the vesting period, the employee is provided a cash bonus which must be used to repay the loan and the shares are then transferred to the individual. Under special circumstances, individuals who cease employment prior to the end of the vesting period can receive a partial award under the Restricted Share Scheme. Restricted shares may be eligible for dividends.

SCHEME	TYPE	GRANTED IN	LEADERSHIP TEAM	SENIOR MANAGERS
Telecom Share Rights Scheme	Share-based incentive	FY13	Eligible Three year vesting Post-allocation performance hurdle	Only Australian employees eligible Three year vesting Pre-allocation performance hurdle
Telecom Restricted Share Scheme	Share-based incentive	FY13	Ineligible	Only New Zealand employees eligible Three year vesting Pre-allocation performance hurdle
Telecom Equity Link Scheme	A cash-based incentive which is directly linked to the share price performance of Telecom	FY12	Eligible Three year vesting Post-allocation performance hurdle	Eligible Three year vesting Pre-allocation performance hurdle
Telecom Cash-based LTI Scheme	A cash-based performance incentive	FY11	Eligible Post-allocation performance hurdle Vested in September 2012	Eligible Three year vesting Pre-allocation performance hurdle

Equity Link Scheme

In FY12 the Leadership Team and senior managers received their long-term incentive awards under the Equity Link Scheme. The Equity Link Scheme provides a cash payment of an amount that is adjusted upwards or downwards based on Telecom share price movement over the specified period, ensuring that the value of the incentive payment is linked to share price performance. Vesting will occur in September 2014, provided the individual is still employed by Telecom and in the case of the Leadership Team, provided a total shareholder return performance hurdle has been met.

Cash-based LTI Scheme

In FY11 the Leadership Team and senior managers received their long-term incentive awards under a cash-based performance scheme.

For current members of the Leadership Team, vesting and payment occurred in September 2012, subject to performance hurdle testing and provided the relevant executive was still employed by Telecom. For senior managers, payment will occur in September 2013, provided the senior manager is still employed by Telecom. In special circumstances early vesting may occur.

Superannuation

During FY13 Telecom made pension contributions of NZ$0.6 million to the New Zealand Government Superannuation Fund (FY12: NZ$0.9 million; FY11: NZ$1 million; FY10: NZ$1 million; FY09: NZ$1 million) and NZ$11 million on behalf of Australian employees as required by the Superannuation Guarantee (Administration) Act 1992 (FY12: NZ$11 million; FY11: NZ$14 million; FY10: NZ$15 million; FY09: NZ$18 million). With effect from 1 April 2009, the KiwiSaver Act 2008 required Telecom to make a contribution of 2%, increasing to 3% from 1 April 2013, of total gross earnings for all New Zealand employees contributing to a KiwiSaver superannuation fund.

Total KiwiSaver Employer Contributions made by Telecom for FY13 were NZ$8.2 million (FY12: NZ$7.4 million; FY11: NZ$6 million; FY10: NZ$4 million; FY09: NZ$2 million).

Leadership Team retirement or redundancy

Typically, the Leadership Team employment agreements provide that, in the event that a member is made redundant, he or she will be entitled to redundancy compensation equivalent to nine months of the member's total base remuneration. The member will also be entitled to receive any incentive scheme entitlement in accordance with the rules of the relevant incentive scheme, in the event of his or her redundancy.

CEO remuneration

Employment agreement and termination benefits

Mr Moutter has an employment agreement that commenced on 13 August 2012. The agreement is not a fixed-term contract.

The employment agreement may be terminated by the Board on three months' notice. If the Board gives notice of termination, Telecom must pay the CEO a termination payment equal to nine months' base remuneration. In addition, the Board retains sole discretion to determine any entitlements under the CEO's annual performance incentive, performance equity incentive and long-term performance incentive schemes (all outlined below) subject to the rules of these schemes.

The employment agreement may also be terminated by the Board without notice, in the event that the Board considers the CEO to be guilty of serious misconduct which justifies summary dismissal or if the CEO commits an act of bankruptcy. In such an event, the CEO is only entitled to his base remuneration and accrued statutory holiday pay and all other entitlements will be forfeited.

The agreement may be terminated by the CEO on three months' notice within three months of a fundamental change occurring. A 'fundamental change' is where the CEO is no longer the CEO of a company listed on either the New Zealand or Australian stock exchanges and, as a result, the terms of his employment are materially different from those set out in his employment agreement. If such a fundamental change occurs, the CEO is entitled to a payment as if the Board had terminated his employment agreement on notice. The CEO may also, at any time, terminate the agreement on six months' notice. During such notice period, the CEO will continue to receive all remuneration and other entitlements under the agreement.

The Board may elect to pay the CEO an amount based on his base remuneration in lieu of all or part of any termination notice period.

If the CEO is prevented from carrying out his duties by personal accident, death or ill health, the Board may in certain circumstances terminate the agreement immediately and make a payment equal to nine months' base remuneration to the CEO.

Remuneration

The CEO's remuneration package reflects the scope and complexity of the CEO's role. The package for FY13 included a fixed cash component, an at risk short-term incentive (to be paid under the CEO Annual Performance Incentive Scheme), an at risk equity incentive (to be awarded under the CEO Performance Equity Scheme) and an at risk long-term incentive (to be awarded under the CEO Performance Rights Scheme). Sixty four percent of the CEO's remuneration package is at risk.

The CEO's employment agreement also provided for a one-off grant of NZ$750,000 share rights to acquire ordinary shares in Telecom (Additional Grant) to be made in FY13. This grant was made under the CEO Performance Rights Scheme; however it differed from other grants under that scheme in that there were no performance criteria attached to it. In addition, 50% of the share rights will be exercisable one year after the grant and the remaining 50% will be exercisable two years after the grant.

CEO Incentive Schemes

CEO Annual Performance Incentive Scheme

The CEO is eligible for an annual cash-based short-term incentive, which is subject to his achievement of specific performance objectives set by the Board based on the agreed strategy and business plan for the relevant financial year. The specific performance objectives will include financial criteria based on Telecom's business and strategic plans and other criteria relating to corporate governance, reputation, effective leadership and management. These objectives will be set at the beginning of each financial year and assessed at the end of the financial year by the Board when it makes its determination of the incentive award. The Board will assess the CEO's performance and determine the actual payment value of his short-term incentive in the range of 0 to 175% of his target value.

For FY13, the business performance targets related to EBITDA, free cash flow, customer connection numbers and revenue. Given the focus for FY13 has been on the simplification and resetting of the business, the Board has determined that the payment made under the CEO Annual Performance Incentive Scheme for FY13 will be based solely on the Company's performance, which is consistent with the approach which is being taken with respect to the annual incentive scheme for other employees for FY13.

CEO Performance Equity Scheme

The CEO Performance Equity Scheme is intended to reward the CEO for achieving pre-specified target levels of performance during a financial year and to align the CEO's remuneration with the long-term performance of Telecom. The performance objectives that apply under this scheme are the same as those that apply under the CEO Annual Performance Incentive Scheme. The Board will assess the CEO's performance and determine the actual award in the range of 0 to 175% of his target value. The incentive award will be delivered in redeemable ordinary shares, or at the Board's discretion, this award can be delivered in cash. The CEO is prohibited from disposing of the redeemable ordinary shares for a specified period, generally two years and Telecom may redeem the shares in certain termination situations. At the end of the specified period they will automatically reclassify into ordinary shares. The issue of the shares on these conditions links a substantial part of the CEO's remuneration with the share price performance of Telecom.

The first grant under the CEO Performance Equity Scheme will occur in September 2013. Subsequent grants will be at the discretion of the Board within the context of the approval granted by shareholders and may be made in September of each year but in no case later than three years after the date of the 2012 Annual Meeting.

For FY13 the Board has exercised its discretion to deliver the CEO's equity incentive in cash deferred for a period of two years vesting in September 2015. Payment will be made with reference to the share price at the time of vesting which will put the CEO in the same financial position he would have been in had redeemable ordinary shares been issued.

CEO Performance Rights Scheme

The CEO Performance Rights Scheme is intended to link part of the CEO's remuneration with the long-term performance of Telecom and align the CEO's interests with those of shareholders, through the granting of equity with post-allocation performance testing.

The CEO received an annual long-term incentive award of NZ$1,000,000 of share rights in FY13 (granted in October 2012), being the first issue of shares under the CEO Performance Rights Scheme. Subsequent grants of share rights will be at the discretion of the Board and may be made in September of each year but in no case later than three years after the date of the 2012 Annual Meeting.

Each share right is granted for no cash consideration and provides the right to purchase one Telecom ordinary share for no cash consideration (that is, each share right has a nil exercise price). The Board will set the period after which share rights are eligible for vesting (that is, become exercisable) at the time a grant is made. For the grant for FY13, the Board determined that one-half of the share rights would be eligible for vesting two years after the grant, and one-half of the share rights would be exercisable three years after the grant. For subsequent grants of share rights it is anticipated that the Board will specify that share rights be eligible for vesting three years after the grant.

The ability of any of the share rights to vest and the number of share rights that will vest following the end of the vesting period, is dependent on the applicable performance hurdle being met. There will be a re-test 12 months after the initial testing of the performance hurdle.

Each share right converts to one ordinary share on exercise or, at the Board's discretion, a cash amount equal to the value of the shares can be paid instead.

Performance Hurdle

Share rights granted under the CEO Performance Rights Scheme (other than the Additional Grant) can only be exercised if the applicable performance hurdle has been met. For the share rights granted in October 2012, the CEO may only exercise those share rights if Telecom's Total Shareholder Return (TSR) meets or exceeds the 50th percentile of a comparator group of the companies which comprise the NZX50 index when ranked by TSR calculated over the relevant period. Telecom's TSR is a measure of the combination of share price appreciation and dividends paid since the date of the grant. TSR calculations for this hurdle will be made with reference to the closing price immediately prior to the effective date of issue and the volume weighted average price of that share for the 10 business days at the end of the relevant period. If Telecom's TSR performance is equal to the 50th percentile of the TSR of the comparator group over the relevant period (subject to certain limits described in the following paragraphs) then 40% of the share rights in a tranche become exercisable, increasing on a straight-line basis such that all share rights in a tranche may be exercised if Telecom's TSR is at or above the 85th percentile of the TSR of the comparator group.

Testing to determine whether the performance hurdle has been met will occur at the end of the vesting period of the grant. In order for share rights to be exercised, the minimum threshold of this hurdle must be met. If the maximum performance hurdle is not met, there will be a re-test twelve months later using the same methodology. The Board may amend the performance hurdle or specify a different performance hurdle or specify a different re-test date for future grants of share rights under the CEO Performance Rights Scheme if it determines, in its discretion, that the proposed performance hurdle ceases to be appropriate. The performance hurdle for a particular grant of share rights cannot be changed after those share rights have been granted. Achievement of the performance hurdle will be determined by the Board following receipt of data that verifies that the performance hurdle has been met for each tranche of share rights. Once the performance hurdle is met, the share rights may be exercised up to and including the lapse date.

The Board also has discretion to grant shares rights with no performance hurdles. It is anticipated that the Board will specify that any subsequent grants of share rights are subject to performance hurdles.

Remuneration for period ending 30 June 2013

The table below shows the details of the remuneration earned by or paid to, the CEO, Mr Moutter, for FY13.

BASE SALARY FIXED[1]	SHORT-TERM INCENTIVE[2] AT RISK (EARNED IN FY13, PAID IN FY14)	EQUITY INCENTIVE[2] AT RISK (EARNED IN FY13, AWARDED IN FY14)	LONG-TERM INCENTIVE AT RISK (GRANTED IN FY13)
NZ$1,194,231	NZ$271,274	NZ$217,019	NZ$1,000,000 in the form of 399,186 performance rights[3] NZ$750,000 in the form of 299,390 performance rights[4]

1 This figure includes employer contributions towards the CEO's KiwiSaver scheme and is pro-rated from the date of the CEO's commencement of employment with Telecom.

2 Pro-rated for FY13 from the date of the CEO's commencement of employment with Telecom.

3 Subject to achievement of specific performance hurdles set by the board, 50 percent of the performance rights will vest in September 2014, and 50 percent will vest in September 2015.

4 These performance rights were awarded as a one-off grant and have no performance criteria attached. 50 percent of the performance rights will vest in September 2013, and 50 percent will vest in September 2014.

Remuneration of the Leadership Team

The aggregate amount of compensation earned by, and benefits granted to, all members of the Leadership Team (including the CEO) during FY13 was NZ$12,800,783. This figure includes termination payments and other remuneration and benefits paid to members of the Leadership Team who left during FY13 and to members who were in acting positions during FY13. It also includes the grant value of long-term incentives granted to all members of the Leadership Team during FY13; however no value is received under long-term incentives or the equity incentive unless they vest. Vesting of long-term incentives granted to current members of the Leadership Team in FY13 will occur in September 2015 (ie. FY16) subject to continued employment and satisfaction of performance hurdles.

This aggregate remuneration figure does not include the value of long term incentives vesting in FY13, as these were included in the aggregate figure for the relevant financial year in which the long-term incentive was granted.

As provided for other Telecom employees, members of the Leadership Team also receive telephone concessions. In addition, some members of the Leadership Team receive de minimus amounts by way of contributions to medical insurance premiums and membership to the Marram Trust (a community healthcare and holiday accommodation provider). If a member of the Leadership Team is a Kiwisaver member, a contribution is made towards that individual's Kiwisaver scheme, as it is with all New Zealand employees. None of these amounts are included in this aggregate remuneration figure.

Aggregate equity security holdings and share ownership of members of the Leadership Team as at 12 August 2013.

MEMBER OF THE LEADERSHIP TEAM	EQUITY SECURITY [1]	NUMBER HELD AT 12 AUGUST 2013[2]	EXPIRY DATE RANGE
David Havercroft	Share Rights	59,878	14/12/15 – 14/12/16
	Ordinary shares	28,704	N/A
Chris Quin	Share Rights	119,817	16/12/13 – 14/12/16
	Ordinary shares	197,192	N/A
Rod Snodgrass	Share Rights	61,402	16/12/13 – 14/12/16
	Ordinary shares	124,656	N/A
Tim Miles	Share Rights	61,866	14/12/15 – 14/12/16
Simon Moutter	Performance Rights	698,576	399,186 expiring 14/12/15 – 14/12/16; 299,390 expiring 14/12/13 – 14/12/14
David Yuile	Share Rights	73,079	14/12/15 – 14/12/16
	Ordinary shares	91,391	N/A

1 None of the equity securities have an exercise price. The share rights and performance rights are described in more detail in the **Long-term incentive schemes** and **CEO Incentive Schemes** sections above.

2 All members hold less than 1% of the ordinary shares on issue as at 12 August 2013.

Employees

The table below sets out the total number of employees (excluding fixed-term employees and contractors) employed on a headcount basis by Telecom over the past three financial years as at 30 June. Telecom also reports the total number of employees on a full-time equivalent (FTE) basis (see **Performance – Key Performance Indicators**), which is different to total headcount. At 30 June 2013 there were 57 fixed-term employees (ie, employees who are employed for a specified period rather than on a permanent basis). The reduction in employee numbers from 30 June 2012 to 30 June 2013 is a result of downsizing to align the work force with the Company's strategy.

YEARS ENDED 30 JUNE	2013	2012	2011
Employees	6,342	7,619	8,297

The diagrams below provide a breakdown of persons employed by Telecom by business unit and geographic location as at 30 June 2013:

Permanent Employees by Business Unit



Cook Islands[1] 114
AAPT 699
Corporate 218
Digital Ventures 51
Telecom Connect 1,793
Gen-i[2] 1,991
Retail 1,476

Permanent Employees by Country



Cook Islands[1] 114
United States 6
Singapore 1
Australia 791
Great Britain 3
New Zealand 5,427

1 Telecom Cook Islands Limited is 60% owned by Telecom.

2 Includes Revera employees.

The majority of Telecom's employees reside in New Zealand and are employed on individual employment agreements with no fixed terms. The majority of Telecom's Australian employees are employed on individual employment agreements with no fixed terms. Federal awards, which specify minimum wages and conditions are relevant to some of these Australian agreements. Fixed term employees and casual contractors are also used.

A minority of employees in New Zealand and Australia belong to unions. In Australia, some employees are members of the Community and Public Sector Union and the Communications Union and in New Zealand some employees are members of the New Zealand Amalgamated Engineering, Printing and Manufacturing Union. Telecom does not require employees to disclose their union membership and, consequently, union details and membership figures are unknown.

Employee remuneration range

The table below shows the number of employees and former employees of Telecom, not being directors of Telecom, who, in their capacity as employees, received remuneration and other benefits during FY13 totalling at least NZ$100,000.

The remuneration figures shown include all monetary payments actually made during the year, including redundancies and the face value of any at-risk long-term incentives granted, where applicable (although such value will not be realised unless the incentives vest). Long-term incentives vesting during FY13 are not included as such incentives were accounted for in the financial year in which they were granted. Long-term incentives granted to employees in FY13 which lapsed during FY13 on the relevant employee's termination are not included in the figures in the table.

The table does not include amounts paid post 30 June 2013 that related to FY13. Employees received telephone concessions that may have included free telephone line rental, national and international phone calls and online services. The value of this benefit is not included in these remuneration figures.

In addition, certain employees receive contributions towards membership of the Marram Trust (a community healthcare and holiday accommodation provider) contributions to the Government Superannuation Fund (a legacy benefit provided to a small number of employees) and, if the individual is a KiwiSaver member, a contribution of 2% prior to 1 April 2013 and 3% from 1 April 2013 of gross earnings towards that individual's KiwiSaver scheme. These amounts are not included in these remuneration figures.

Any benefits received by employees that do not have an attributable value are not included. The remuneration details of those employees paid outside of New Zealand have been converted into New Zealand dollars.

No employee appointed as a director of a subsidiary company of Telecom receives or retains any remuneration or other benefits from Telecom for acting as such.

REMUNERATION RANGE NZD	NZ BASED EMPLOYEES	INTERNATIONAL BASED EMPLOYEES	TOTAL NUMBER OF EMPLOYEES	REMUNERATION RANGE NZD	NZ BASED EMPLOYEES	INTERNATIONAL BASED EMPLOYEES	TOTAL NUMBER OF EMPLOYEES
$1,980,001-$1,990,000	1	0	1	$420,001-$430,000	2	1	3
$1,830,001-$1,840,000	1	0	1	$410,001-$420,000	2	0	2
$1,410,001-$1,420,000	0	1	1	$400,001-$410,000	4	3	7
$1,300,001-$1,310,000	1	0	1	$390,001-$400,000	4	0	4
$1,250,001-$1,260,000	1	0	1	$380,001-$390,000	2	3	5
$1,120,001-$1,130,000	1	0	1	$370,001-$380,000	6	3	9
$1,110,001-$1,120,000	1	0	1	$360,001-$370,000	3	4	7
$980,001-$990,000	1	0	1	$350,001-$360,000	4	8	12
$970,001-$980,000	1	0	1	$340,001-$350,000	3	6	9
$880,001-$890,000	0	1	1	$330,001-$340,000	2	3	5
$850,001-$860,000	0	1	1	$320,001-$330,000	8	7	15
$780,001-$790,000	1	0	1	$310,001-$320,000	5	6	11
$720,001-$730,000	1	0	1	$300,001-$310,000	6	7	13
$710,001-$720,000	0	1	1	$290,001-$300,000	9	6	15
$670,001-$680,000	0	1	1	$280,001-$290,000	9	6	15
$640,001-$650,000	0	1	1	$270,001-$280,000	12	7	19
$620,001-$630,000	0	1	1	$260,001-$270,000	14	15	29
$600,001-$610,000	3	1	4	$250,001-$260,000	18	7	25
$580,001-$590,000	2	1	3	$240,001-$250,000	27	17	44
$570,001-$580,000	1	0	1	$230,001-$240,000	32	16	48
$550,001-$560,000	2	2	4	$220,001-$230,000	31	35	66
$540,001-$550,000	1	0	1	$210,001-$220,000	32	31	63
$530,001-$540,000	1	0	1	$200,001-$210,000	45	39	84
$520,001-$530,000	2	1	3	$190,001-$200,000	71	26	97
$510,001-$520,000	0	1	1	$180,001-$190,000	60	36	96
$500,001-$510,000	2	0	2	$170,001-$180,000	87	40	127
$490,001-$500,000	1	0	1	$160,001-$170,000	133	48	181
$480,001-$490,000	1	0	1	$150,001-$160,000	179	36	215
$470,001-$480,000	0	1	1	$140,001-$150,000	219	58	277
$460,001-$470,000	1	0	1	$130,001-$140,000	237	51	288
$450,001-$460,000	2	1	3	$120,001-$130,000	310	54	364
$440,001-$450,000	3	1	4	$110,001-$120,000	339	75	414
$430,001-$440,000	1	0	1	$100,000-$110,000	381	63	444
				TOTAL	2329	733	3062

Employees do not receive any value under long-term incentives (the grant (face) value of which is included in the remuneration figures in the above table) unless they vest.

Interests disclosures

Director share ownership

As at 12 August 2013 directors and Leadership Team members had a beneficial interest in Telecom shares representing approximately 0.10% of the shares outstanding.

Telecom ordinary shares beneficially owned by directors and Leadership Team members have the same voting rights as all other ordinary shares of Telecom currently on issue.

As at 30 June 2013 directors had a relevant interest (as defined in the Securities Markets Act 1988) in Telecom shares as follows:

| NAME | RELEVANT INTEREST IN TELECOM SHARES | |
	30 JUNE 2013	PERCENTAGE[1]
Paul Berriman	20,000	0.0011
Murray Horn	20,000	0.0011
Maury Leyland	9,000	0.0005
Kevin Roberts	20,000	0.0011
Justine Smyth	210,000	0.0120
Mark Verbiest	17,568	0.0010
Simon Moutter	698,576[2]	0.0384

1 Each percentage stated has been rounded to the nearest 1/1000th of a percent.

2 Held in the form of 698,576 share rights as detailed in the table under **Remuneration – CEO remuneration**.

As at 12 August 2013 there was no change in directors' relevant interests in Telecom shares.

Interests register

The following are particulars of entries made in the interests register for FY13:

Disclosure of director interests

Directors disclosed, pursuant to section 140 of the Companies Act 1993, an interest or cessation of interest in the following entities during FY13.

Murray Horn

ENTITY	RELATIONSHIP
Wynyard Group Limited	Appointed chairman
Marisco Properties Limited	Appointed chairman

Maury Leyland

ENTITY	RELATIONSHIP
Transpower New Zealand Limited	Ceased to be a director

Simon Moutter

ENTITY	RELATIONSHIP
Telecom Foundation	Appointed appointer
Telecom Arts Trust	Appointed appointer

Charles Sitch

ENTITY	RELATIONSHIP
Bkk Partners	Ceased to be an advisory director

Justine Smyth

ENTITY	RELATIONSHIP
Auckland International Airport Limited	Appointed director

Mark Verbiest

ENTITY	RELATIONSHIP
Aspiring Foundation Trust	Appointed chairman

Relevant interest in shares

Directors disclosed, pursuant to section 148 of the Companies Act 1993, the following acquisitions and disposals of relevant interests in Telecom shares during FY13:

Maury Leyland

DATE OF DISPOSAL/ ACQUISITION	CONSIDERATION PAID/RECEIVED	NUMBER OF SHARES ACQUIRED/(DISPOSED)	CLASS OF SECURITIES
11/12/2012	NZ$11,300	5,000	Ordinary shares

Simon Moutter

DATE OF DISPOSAL/ ACQUISITION	CONSIDERATION PAID/RECEIVED	NUMBER OF SHARES ACQUIRED/(DISPOSED)	CLASS OF SECURITIES
01/10/2012	Services to Telecom	698,576	Performance rights

Justine Smyth

DATE OF DISPOSAL/ ACQUISITION	CONSIDERATION PAID/RECEIVED	NUMBER OF SHARES ACQUIRED/(DISPOSED)	CLASS OF SECURITIES
19/09/2012	NZ$92,800	40,000	Ordinary shares

During FY13, entries were made in the interests register for the purposes of section 162 of the Companies Act 1993 in relation to insurance effected for Telecom's directors and officers for a period of 12 months from 1 June 2013 and in relation to deeds of indemnity provided to all directors and specified officers of the Company.

Related party transactions

Key management personnel costs, which include the remuneration of the CEO and members of the Leadership Team, are disclosed in note 5 to the financial statements.

Other related party transactions that are required to be disclosed by IFRS are detailed in note 29 to the financial statements, see **Performance** for further details.

Shareholder and exchange disclosures

Stock exchange listing and OTC trading

The ordinary shares of Telecom Corporation of New Zealand Limited are listed on the NZSX and ASX. Telecom shares in the form of American Depositary Shares (ADSs, with one ADS equal to five ordinary shares) trade on the over-the-counter (OTC) market in the United States.

NZX waivers

Details of all waivers granted and published by NZX within or relied upon by Telecom in the 12 months immediately preceding the date two months before the date of publication of this Report are available on Telecom's website at **www.telecom.co.nz**.

ASX listing

Telecom changed its admission category on the ASX from 'ASX Exempt Foreign' to 'ASX Listing' in the 2002 financial year. As a consequence of becoming fully listed on the ASX, Telecom is required to make the following statements:

- Telecom is incorporated in New Zealand; and

- Telecom is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 dealing with the acquisition of shares (ie, substantial holdings and takeovers).

Overseas Investment Act 2005 and Regulations

Overseas persons who acquire shares in Telecom must also comply with the Overseas Investment Act 2005 and Regulations.

The Overseas Investment Act requires that an overseas person obtain consent from the relevant Minister or the Overseas Investment Office (as applicable) before entering into certain acquisitions of shares or interests in shares. The acquisitions for which consent is required are broadly acquisitions that result in the overseas person or an associate of an overseas person (either alone or together with its associates):

- Acquiring a 25% or more ownership or control interest in Telecom, being one of the following:

  - A beneficial entitlement to or a beneficial interest in 25% or more of Telecom's shares; or

  - The right to exercise or control the exercise of 25% or more of the votes entitled to be cast at a Telecom meeting; or

  - The power to control the composition of 25% or more of the Board of Telecom.

- Increasing its existing 25% or more ownership or control interest in Telecom.

There are limited exceptions to these requirements.

Under the Overseas Investment Act, Telecom is an overseas person because of its foreign shareholders. Overseas persons are required to obtain consent for certain activities. Telecom must obtain consent from the Overseas Investment Office for New Zealand business acquisitions where the value exceeds NZ$100 million or for certain transactions involving sensitive land.

Shares

As at 12 August 2013 there were 1,817,088,869 Telecom shares on issue. At the same date there were also approximately 389 ADS holders in the United States holding the equivalent of 8.13% of Telecom shares.

Dividends declared

The following is a summary of all dividends declared by Telecom since 2009.

		1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2009	NZ cents	6.00	6.00	6.00	6.00
	US cents	13.81	13.40	16.01	18.05
2010	NZ cents	6.00	6.00	6.00	6.00
	US cents	18.33	17.82	17.14	21.98
2011	NZ cents	3.50	3.50	3.50	7.50
	US cents	13.23	12.86	14.11	36.51
2011	NZ cents (special dividend)				2.00
	US cents (special dividend)				9.73
2012[1]	NZ cents		9.00		11.00
	US cents		36.54		43.41
2013	NZ cents		8.00		8.00
	US cents		32.20		32.05[2]

The amounts above in NZ cents are dividends per ordinary share and the amounts expressed in US cents are dividends per American Depositary Share (ADS). The amount of US cents is calculated based on an approximate exchange rate. The actual US dividend paid is based on the currency conversion exchange rate obtained by the Bank of New York Mellon when converting NZ dollars into US dollars and less transaction charges. On 1 April 1997 Telecom's ADS to ordinary share ratio changed from 1:16 to 1:8. On 25 September 2007 Telecom's ADS to ordinary share ratio changed from 1:8 to 1:5.

1 In FY12 Telecom moved from quarterly to semi-annual dividend payments to align with its financial reporting cycle.

2 Estimate based on an exchange rate at 12 August 2013 of US$0.8012.

The last date for shareholders to participate in the second semi-annual dividend announced on 23 August 2013 is 20 September 2013.

Price history

The following tables set out, for the periods indicated, the highest and lowest closing sale prices for the ordinary shares as derived from the Daily Official List of the NZSX.

(a) Annual high and low market prices for the last five financial years:

	NZ$ PER SHARE	
PERIOD	HIGH	LOW
1 July 2008 – 30 June 2009	3.81	2.20
1 July 2009 – 30 June 2010	2.88	1.81
1 July 2010 – 30 June 2011	2.51	1.82
1 July 2011 – 30 June 2012	2.77	1.94
1 July 2012 – 30 June 2013	2.84	2.16

(b) Quarterly high and low market prices for the last two full financial years:

	NZ$ PER SHARE	
PERIOD	HIGH	LOW
1 July 2011 – 30 September 2011	2.77	2.37
1 October 2011 – 31 December 2011	2.72	1.94
1 January 2012 – 31 March 2012	2.53	1.98
1 April 2012 – 30 June 2012	2.67	2.33
1 July 2012 – 30 September 2012	2.84	2.31
1 October 2012 – 31 December 2012	2.48	2.16
1 January 2013 – 31 March 2013	2.45	2.18
1 April 2013 – 30 June 2013	2.71	2.16

(c) Monthly high and low market prices for the last six months:

PERIOD	HIGH	LOW
	NZ$ PER SHARE	
1 February 2013 – 28 February 2013	2.43	2.21
1 March 2013 – 31 March 2013	2.45	2.22
1 April 2013 – 30 April 2013	2.65	2.34
1 May 2013 – 31 May 2013	2.71	2.26
1 June 2013 – 30 June 2013	2.32	2.16
1 July 2013 – 31 July 2013	2.37	2.21

Following the delisting of Telecom's ADSs from the NYSE in 2012, Telecom's ADSs trade in the United States in the OTC market in which trading volumes may be limited. See **Performance – Risk Factors – Delisting of Telecom's ADSs from the NYSE may influence trading opportunities for its ADSs and shares.**

Share buybacks

Dividend Reinvestment Plan

For the FY13 interim dividend paid in April 2013 Telecom acquired an equivalent number of ordinary shares on-market, in order to avoid an increase in capital arising from the plan. Telecom does not intend to acquire the equivalent number of shares for the final FY13 dividend, which will be paid in October 2013. These mechanisms will be reviewed at each dividend date.

PERIOD	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED	AVERAGE PRICE PAID PER SHARE (OR UNITS) ($NZ)	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMMES	MAXIMUM NUMBER (OR APPROXIMATE DOLLAR VALUE) OF SHARES (OR UNITS) THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMMES[1]
2012				
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–
2013				
January	–	–	–	–
February	–	–	–	–
13–19 March 2013	3,300,290	$2.27	3,300,290	–
April		–	–	–
May	–	–	–	–
June	–	–	–	–
Total	3,300,290	–	3,300,290	–

1 On 22 February 2013 Telecom announced that it would operate an on-market share buyback to neutralise its dividend reinvestment plan. Telecom was authorised by the Board to acquire on-market an equivalent number of ordinary shares as would be issued pursuant to Telecom's dividend reinvestment plan in respect of the first semi-annual dividend for FY13. The maximum number of shares to be purchased was set at the beginning of the buyback period and was restricted to an equivalent number of shares issued pursuant to the dividend reinvestment plan for the first FY13 semi-annual dividend.

Surplus Capital Return

On 24 February 2012 Telecom announced that it would buyback on-market up to 200 million shares for an aggregate purchase price of not more than NZ$300 million during the 2012 calendar year. The share buybacks were effected by Telecom purchasing 118,577,138 ordinary shares on the NZSX at the prevailing market price from time to time for total consideration of NZ$282,865,977. Shares acquired under the buyback were cancelled. The share buyback programme was completed on 17 December 2012.

PERIOD	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED[1]	AVERAGE PRICE PAID PER SHARE (OR UNITS) ($NZ)	TOTAL NUMBER OF SHARES (OR UNITS) PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMMES	MAXIMUM NUMBER (OR APPROXIMATE DOLLAR VALUE) OF SHARES (OR UNITS) THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMMES[2]
2012				
July	–	–	–	–
August	–	–	–	–
September	4,156,638	$2.35	4,156,638	–
October	5,075,000	$2.33	5,075,000	–
November	15,248,648	$2.35	15,248,648	–
December	25,419,384	$2.23	25,419,384	–
2013				
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
Total	49,899,670	$2.29	49,899,670	–

1 All share purchases were on-market transactions.

2 The share buyback programme was completed on 17 December 2012 and as such no further shares may be purchased under the programme.

Shareholders

Current substantial security holders

According to information publicly available to Telecom via notices filed pursuant to the New Zealand Securities Markets Act 1988, the beneficial owners of 5% or more of Telecom's ordinary shares as at 30 June 2013 and as at 12 August 2013 were as follows:

30 June 2013

OWNER	NUMBER OWNED AS AT 30 JUNE 2013	% OF CLASS AS AT 30 JUNE[1] 2013	2012	2011
Blackrock Investment Management (Australia) Limited	128,978,201	7.10	6.89	n/a

1 The percentages quoted are based on the issued share capital of 1,924,678,136 as at 30 June 2011, 1,872,032,114 as at 30 June 2012 and 1,817,088,869 as at 30 June 2013.

As at 12 August 2013 there had been no change to the substantial security holding stated above. Substantial security holders have the same voting rights as other shareholders.

Twenty largest registered shareholders as at 12 August 2013

RANK	HOLDER NAME	HOLDING	%
1	National Nominees New Zealand Limited	307,939,285	16.94
2	JP Morgan Chase Bank NA	225,445,894	12.40
3	HSBC Nominees (New Zealand) Limited A/C State Street	218,087,142	12.00
4	HSBC Nominees (New Zealand) Limited	183,479,293	10.09
5	Citibank Nominees (New Zealand) Limited	75,933,340	4.17
6	National Nominees Limited	74,040,112	4.07
7	Accident Compensation Corporation	65,387,691	3.59
8	BNP Paribas Nominees (NZ) Limited	61,417,730	3.38
9	HSBC Custody Nominees (Australia) Limited	61,232,440	3.36
10	New Zealand Superannuation Fund Nominees Limited	45,596,891	2.50
11	BNP Paribas Noms Pty Ltd	42,796,704	2.35
12	JP Morgan Nominees Australia Limited	29,449,842	1.62
13	Premier Nominees Ltd – Onepath Wholesale Australasian Shr Fund	24,105,908	1.32
14	TEA Custodians Limited	16,224,987	0.89
15	Citicorp Nominees Pty Limited	15,351,183	0.84
16	FNZ Custodians Limited	12,414,042	0.68
17	Westpac NZ Shares 2002 Wholesale Trust – A/C	10,680,985	0.58
18	Citicorp Nominees Pty Limited – Colonial First State Inv A/C	8,688,156	0.47
19	JP Morgan Nominees Australia Limited	6,258,401	0.34
20	HSBC Custody Nominees (Australia) Limited	5,678,823	0.31

Analysis of shareholding as at 12 August 2013

FROM	TO	HOLDER COUNT	%	HOLDING QUANTITY[1]	%
1	1000	12,885	32.44	6,756,173	0.37
1,001	5,000	17,022	42.86	43,269,453	2.38
5,001	10,000	4,904	12.35	36,767,654	2.02
10,001	100,000	4,636	11.67	110,066,527	6.06
100,001 and over		268	0.67	1,620,229,062	89.17
Total		39,715	100	1,817,088,869	100

[1] These figures include 875,856 restricted shares on issue (held by Telecom Trustee Limited on behalf of 40 beneficial holders as at 12 August 2013).

Non-marketable parcels – as at 12 August 2013 there were 1,160 shareholders holding between 1 and 99 ordinary shares (a minimum holding under the NZSX Listing Rules) and 3,009 shareholders holding less than the marketable parcel of A$500 of shares under the ASX Listing Rules.

Share rights – as at 12 August 2013 there were 1,301,661 share rights (including performance rights held by the former CEO, Dr Reynolds and current CEO, Mr Moutter) on issue held by 13 holders. The restricted shares and share rights are issued to Telecom employees as part of Telecom's long-term incentive schemes. For more information on these incentive schemes see **Remuneration – Long-term incentive schemes**.

Additional shareholder information

Subsidiary company directors

The following people held office as directors of subsidiary companies at 30 June 2013. Alternate directors are indicated with an (A).

SUBSIDIARY COMPANY	CURRENT DIRECTORS	DIRECTORS WHO RETIRED DURING THE YEAR
AAPT Finance Pty Limited	T Jerome, D Khuth, E Tan	P Reid
AAPT Limited	D Yuile, J van Woerkom, S Moutter, A McInerney	J Orlando, C Quin
AAPT Mobile Pty Limited	T Jerome, D Khuth, E Tan	P Reid
AAPT Wireless Holdings Pty Limited	T Jerome, D Khuth, E Tan	P Reid
AAPT Wireless Pty Limited	T Jerome, D Khuth, E Tan	P Reid
ABN 73 080 394 645 Pty Ltd	T Jerome, D Khuth, E Tan	P Reid
Blaxton Properties Limited[1]	L Byrne, T Miles, J Hodson	
Commerce Solutions Pty Limited	T Jerome, D Khuth, E Tan	P Reid
Connect Internet Solutions Pty Limited	T Jerome, D Khuth, E Tan	P Reid
Ellipsat Australia Pty Limited	T Jerome, D Khuth, E Tan	P Reid
Gen-i Australia Pty Limited	T Miles, P O'Donohoe, M Munro	C Quin, P Howse, D Yuile
Gen-i Limited	T Miles, L Byrne	C Quin, T Gilbertson
Magna Data Australia Pty Limited	T Jerome, D Khuth, E Tan	P Reid
Magna Systems Pty Ltd	T Jerome, D Khuth, E Tan	P Reid
PowerTel Ltd	D Yuile, J van Woerkom, S Moutter, A McInerney	J Orlando, C Quin
Request Broadband Pty Ltd	T Jerome, D Khuth, E Tan	P Reid
Request Business Solutions Pty Ltd	T Jerome, D Khuth, E Tan	P Reid
Revera (Australia) Pty Limited[1]	L Byrne, D Khuth, E Tan	P Reid
Revera Limited[1]	L Byrne, T Miles, J Hodson	
Spectrum Satellite Services Pty Limited	T Jerome, D Khuth, E Tan	P Reid
TCNZ (Bermuda) Limited	C Adderley, R Snodgrass, S Rees Davies, M Amissah (A), J Redden (A), S Demerling (A), J Wilson (A), T Counsell (A), M Laing (A), F Evett (A)	G Lock (A), J Collis
TCNZ Australia Investments Pty Limited	J van Woerkom, T Miles, P O'Donohoe, M Munro	T Gilbertson, D Yuile, C Johnston, C Quin
TCNZ (United Kingdom) Securities Limited	M Scott, K Duncan, M Laing	N Olson, A Francescangeli, M Skilton
TCNZ Cook Islands Holdings Limited	J van Woerkom	
TCNZ Cook Islands Limited	J van Woerkom	
TCNZ Finance Limited	J van Woerkom, M Laing, L Byrne, J Hodson	N Olson, T Gilbertson
TCNZ Financial Services Limited	M Laing, L Byrne	T Gilbertson
TCNZ Solutions Australia Pty Limited	T Jerome, D Khuth, E Tan	P Reid
Teleco Insurance Limited	D Havercroft, M Laing, J Redden, S Rees Davies (A), S Demerling (A), M Amissah (A), R Snodgrass (A), N Clarke (A), L Byrne (A), J Burke (A), F Evett (A), T Richardson-Augustus (A), G Woods (A)	C Adderley, G Lock (A), J Collis (A), P Bubenzer (A)
Teleco Insurance (NZ) Limited	R Quince, M Laing	T Gilbertson
Telecom 3G (Australia) Limited	L Byrne	N Olson, T Gilbertson
Telecom Capacity Limited	R Snodgrass	
Telecom Cook Islands Limited	J Maher, J van Woerkom, M Beder, M Sword, T Okotai	J Selwood (A), N Newnham, C Walton (A)
Telecom Data Centres Limited	M Laing, J van Woerkom	M Skilton
Telecom Enterprises Australia Pty Limited	D Yuile, J van Woerkom, A McInerney	J Orlando, T Gilbertson
Telecom Enterprises Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom IP Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom Leasing Limited	L Byrne, J Hodson, M Laing	T Gilbertson, N Olson
Telecom Mobile Leasing No.1 Limited	L Byrne, M Laing	T Gilbertson

SUBSIDIARY COMPANY	CURRENT DIRECTORS	DIRECTORS WHO RETIRED DURING THE YEAR
Telecom Mobile Leasing No.2 Limited	L Byrne, M Laing	T Gilbertson
Telecom Mobile Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom New Zealand Australia Pty Limited	D Yuile, J van Woerkom, A McInerney	J Orlando, T Gilbertson
Telecom New Zealand Communications (USA) Limited	C Walton	L Miller
Telecom New Zealand International Australia Pty Limited	C Walton, C Barnes	K Thompson
Telecom New Zealand International Limited	C Walton, L Byrne	T Gilbertson
Telecom New Zealand Limited	D Havercroft, C Quin, R Snodgrass, T Miles, J Hodson	N Olson, T Gilbertson, S Miller, M Laing
Telecom New Zealand Singapore Pte Limited	L Seng, C Walton, A Tierney	
Telecom New Zealand (UK) Enterprises Limited	J van Woerkom, M Laing	N Olson, M Skilton
Telecom New Zealand UK Limited	C Walton, M Scott, K Duncan	D Hasemore, L Miller
Telecom New Zealand USA Limited	C Walton	L Miller
Telecom Pacific Limited	L Byrne, J van Woerkom	N Olson, T Gilbertson, M Skilton
Telecom Rentals Limited	L Byrne, M Laing	T Gilbertson
Telecom Retail Holdings Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom Southern Cross Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom Trustee Limited	L Byrne, J Hodson	N Olson, T Gilbertson
Telecom Wellington Investments Limited	M Laing, L Byrne	T Gilbertson
Telegistics Repair Limited	J van Woerkom, L Byrne	N Olson, T Gilbertson
Xtra Limited	R Snodgrass, L Byrne	T Gilbertson

1 Subsidiary acquired and directors listed from 7 May 2013.

Summary of Telecom's constitution and key shareholder rights

A summary of the principal provisions of Telecom's constitution and key shareholder rights is contained in Telecom's 2012 annual report as filed with the SEC on 24 August 2012.

Telecom has established an ADR facility to provide for the deposit of shares and the creation of ADSs representing deposited securities and for the execution and delivery of ADRs evidencing such ADSs. The Deposit Agreement between Telecom and the Depositary governs the ADR facility and sets out the rights and responsibilities of Telecom, the Depositary and the owners and beneficial owners of ADSs. A summary of the key provisions of the Deposit Agreement and certain requirements of the Companies Act 1993 (Companies Act), the NZSX Listing Rules and the ASX Listing Rules (where these requirements differ materially from those that apply in the United States) is contained in Telecom's 2012 annual report as filed with the SEC on 24 August 2012.

Exchange controls

The New Zealand dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders.

See **Taxation – Dividends** below for a description of the taxation on dividend returns to shareholders. Interest payments to non-resident holders of debt securities are subject to Non-Resident Withholding Tax (NRWT); however, issuers may instead seek approval to pay an Approved Issuer Levy (AIL) representing 2% of the interest payments.

A zero rate of AIL is also available in certain limited circumstances in respect of certain debt securities issued by Telecom. See **Taxation – Other taxes** below for a description of the taxation of interest returns to non-residents.

Taxation

The following summary is based on tax laws of the United States and New Zealand in effect on the date of this Report and is subject to changes in United States or New Zealand law, including changes that could have retroactive effect.

The following summary does not take into account or discuss the tax laws of any country other than the United States or New Zealand.

This summary does not describe United States estate and gift tax considerations, nor state and local tax considerations within the United States, and is not a comprehensive description of all United States federal income tax or New Zealand tax considerations that may be relevant to a decision to purchase, sell or hold ADSs or shares. Furthermore, this summary does not address United States federal income tax or New Zealand income tax considerations relevant to holders of ADSs or shares who are subject to taxing jurisdictions other than, or in addition to, the United States and New Zealand. It does not address all possible categories of United States holders, some of which

(such as financial institutions, insurance companies, broker-dealers, partnerships and their partners, tax-exempt organisations (including private foundations) holders who own (directly, indirectly or constructively) 10% or more of Telecom's voting stock, investors that hold ADSs or shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes or investors that have a functional currency other than the United States dollar) may be subject to special rules.

This summary contains a description of the principal United States federal income tax and New Zealand tax consequences of the purchase, ownership and disposition of ADSs or shares by a 'United States holder' only (as separately defined in the sections **United States taxation** and **New Zealand taxation** below).

United States taxation

As used in this section **United States taxation**, the term 'United States holder' means a beneficial owner of ADSs or shares that is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes organised under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or if the trust was in existence on 20 August 1996 and has elected to be treated as a United States person. This discussion assumes that United States holders hold ADSs or shares as capital assets for United States federal income tax purposes.

If an entity that is classified as a partnership for United States federal income tax purposes holds ADSs or shares, the United States federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for United States tax purposes and persons holding ADSs or shares through such entities should consult their own tax advisers.

For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying shares represented by the ADSs.

Dividends

For United States federal income tax purposes, any cash distributions paid (without reduction for New Zealand withholding tax, see **New Zealand taxation – Dividends**) with respect to ADSs or shares out of current or accumulated earnings and profits as determined under United States federal income tax principles (Earnings and Profits) to a United States holder, will be includible in the gross income of such holder as dividend income. Because Telecom does not intend to determine its Earnings and Profits, any distribution paid will generally be treated as a 'dividend' for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on such income received from a 'qualified foreign corporation' at a maximum United States federal income tax rate of 20% (plus, under certain circumstances, an additional 3.8% Medicare tax) rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation classified as a 'passive foreign investment company' for United States federal income tax purposes) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for the purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend, it pays such dividend on stock (or ADSs with respect to stock) that is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and New Zealand that the Secretary of Treasury has determined is satisfactory for these purposes and Telecom believes it should be eligible for the benefits of the treaty. United States corporations that hold ADSs or shares will generally not be entitled to the 'dividends received deduction' generally available to United States corporations for dividends received from United States corporations (and certain non-United States corporations).

A distribution of Telecom shares by Telecom to its shareholders made as part of a pro rata distribution to all shareholders of Telecom generally will not be treated as a taxable dividend to United States holders.

For United States federal income tax purposes, the amount of any distribution paid in NZ dollars will be the US dollar value of the NZ dollars at the spot currency exchange rate in effect on the date of receipt of the distribution by the United States holder or by the Depositary, whether or not the NZ dollars are in fact converted into US dollars at that time. No additional currency exchange gain or loss will be recognised by a United States holder if the NZ dollars received are converted into US dollars on the date received at that spot rate. Currency gain or loss, if any, realised on the disposition of NZ dollars generally will be a foreign currency gain or loss, which is United States source ordinary income or loss.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. Subject to the limitations discussed below, the withholding tax imposed by New Zealand on dividends is a creditable foreign tax for United States federal income tax purposes in an amount generally equal to the US dollar equivalent of the withholding tax paid determined as follows: (i) for cash-basis taxpayers, at the conversion rate in effect on the day the withholding tax is paid; and (ii) for accrual-basis taxpayers, at the average exchange rate for the taxable year to which the withholding tax relates (or at the conversion rate in effect on the day the withholding tax is paid if the accrual basis taxpayer makes an applicable election). Therefore, the holder will generally be entitled to treat the amount withheld as a foreign tax paid by the holder in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended).

The Internal Revenue Code imposes a number of limitations on the use of foreign tax credits. In general, foreign tax credits are limited to the same proportion of the United States tax against which such credit is taken, which the taxpayer's net taxable income from the sources outside of the United States (foreign source income) bears to the taxpayer's entire net taxable income for the taxable year. This foreign tax credit limitation must be computed separately for specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential United States federal income tax rates described above. The rules governing the foreign tax credit are complex and the availability of the foreign tax credit and the application of the limitations on the credit are fact-specific. Investors should consult their own tax advisers regarding the application of the foreign tax credit to their individual circumstances.

Sale or other disposition of ADSs or shares

A United States holder will recognise capital gain or loss on the sale or other disposition of ADSs or shares in an amount equal to the difference between (i) the amount realised upon their disposition and (ii) the holder's basis in the ADSs or shares. Capital gain or loss will be long term if the ADSs or shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income, subject to certain limited exceptions. Long term capital gains recognised by individual and certain other non-corporate United States holders are generally subject to preferential United States federal income tax rates.

Capital gains recognised by a United States holder on the sale or other disposition of ADSs or shares will be United States source gains. Losses from the sale of ADSs or shares will generally be sourced in the same manner as gains from the sale of such ADSs or shares. However, United States Treasury Regulations include a dividend recapture rule and other exceptions may apply. Investors are encouraged to consult their own tax advisers regarding the proper treatment of such losses.

Exchanges, deposits and withdrawals of shares for ADSs or ADSs for shares by a United States holder, will not result in recognition of gain or loss for United States federal income tax purposes.

Backup withholding and information reporting

Information reporting generally will apply to payments of dividends on, and proceeds from the sale or redemption of, ADSs or shares made within the United States to a United States holder of ADSs or shares (other than an exempt recipient, including a corporation and certain other persons). Backup withholding, at a rate of 28%, will apply to those amounts if a United States holder (other than an exempt recipient) fails to provide an accurate tax identification number and certain other certification or fails to report interest and dividends required to be shown on its United States federal income tax return. Investors should consult their own tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a United States holder generally will be allowed as a credit against the United States holder's United States federal income tax liability, and a United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Effective for taxable years beginning after 18 March 2010, an individual United States holder and certain entities may be required to submit to the Internal Revenue Service (IRS) certain information with respect to his or her beneficial ownership of the ADSs or shares. This law also imposes penalties if an individual United States holder is required to submit such information to the IRS and fails to do so. Investors should consult their own tax advisers regarding reporting requirements that may be imposed with respect to ownership of the ADSs or shares.

New Zealand taxation

As used in this section **New Zealand taxation** the term 'United States holder' means a beneficial owner of ADSs or shares who: (i) is resident in the United States for tax purposes and is accepted as such by the New Zealand taxing authorities; (ii) is not also resident in New Zealand for New Zealand tax purposes; and (iii) does not hold ADSs or shares in connection with any permanent establishment or fixed base in New Zealand.

Dividends

New Zealand generally imposes a 30% withholding tax on dividends paid by a New Zealand corporation to a non-resident shareholder. However, to the extent to which dividends have maximum imputation credits attached (see further below) the rate of withholding is 15%. Also, reduced rates (generally 15%) apply to non-resident shareholders who are entitled to the benefits of an income tax treaty.

Pursuant to the income tax treaty between New Zealand and the United States, United States holders are subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends paid by Telecom. The December 2008 protocol to the tax treaty that came into effect from 1 January 2011 for New Zealand withholding taxes does not change this rate, except for a United States holder who holds 10% or more of the voting power in Telecom and meets certain other criteria. The maximum rate for such a person is now 5%.

New Zealand operates a full imputation system of corporate taxation. Under the imputation system New Zealand tax paid by Telecom gives rise to credits (known as imputation credits) which can be attached to its dividends and used by a shareholder, who is treated as a resident for New Zealand tax purposes, to offset such holder's New Zealand income tax liability on those dividends. A United States holder cannot directly credit these imputation credits against such holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends paid to a United States holder can be reduced under the New Zealand Foreign Investor Tax Credit (FITC) regime.

Under the FITC regime Telecom can obtain a tax credit based on the amount of imputation credits attached to dividends paid to non-New Zealand tax residents. This tax credit reduces Telecom's tax liability, providing it with cash to make a supplementary dividend distribution to non-New Zealand tax residents, which is in addition to the ordinary dividend. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident generally receives an aggregate after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of aggregate cash dividend is reduced.

The FITC regime does not apply to a United States holder who holds, directly, 10% or more of the voting power in Telecom or who is otherwise entitled to the maximum 5% New Zealand withholding tax rate that applies under the December 2008 protocol to the income tax treaty between New Zealand and the United States. Fully imputed dividends paid to such United States holders are not subject to New Zealand withholding tax.

Certain forms of non-New Zealand sourced income derived by Telecom (known generally as 'active business income') will not be subject to New Zealand tax. If and when this untaxed income is distributed, the distribution to a United States holder will, in the absence of the benefit of a supplementary dividend, be subject to withholding tax of 15%.

Stock dividends (also known as 'bonus issues' for New Zealand tax purposes) made by Telecom will be categorised under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly speaking, taxable bonus issues arise where Telecom allows a shareholder to choose between the receipt of cash and the receipt of shares (where the shareholder takes the shares) or when Telecom issues shares and elects to treat the issue as a taxable bonus issue. In general, any distribution by Telecom on or in respect of its shares, other than a non-taxable bonus issue, will be considered a dividend for New Zealand tax purposes. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues (as well as other non-cash dividends) made to a United States holder are subject to New Zealand withholding tax at the rate of zero percent to the extent that imputation credits are attached to the dividend at the maximum rate allowable. With respect to any remaining portion, New Zealand withholding tax will be payable by Telecom. Non-taxable bonus issues are not treated for New Zealand tax purposes as dividends and the New Zealand withholding tax does not apply to them.

Share repurchases and cancellations by Telecom are subject to a regime that treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of available subscribed capital in Telecom. Available subscribed capital is essentially the amount paid to Telecom in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. To the extent that the amount paid on cancellation or redemption is less than the amount of Telecom's available subscribed capital, the payment is generally not treated as a dividend. However, where shares are repurchased off-market pursuant to a pro rata cancellation and aggregate payments to shareholders are less than 10% of the market value of all shares in Telecom, or to the extent the repurchase is in lieu of a dividend, payments to shareholders are treated entirely as dividends. Where Telecom repurchases shares on-market, amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments for on-market repurchases exceed the available subscribed capital, tax is effectively required to be paid by Telecom on that excess amount.

Capital gains

Under the tax treaty between New Zealand and the United States, a United States holder who does not have, and has not had, a permanent establishment or fixed base in New Zealand, will not be subject to New Zealand tax on any gain on a sale of ADSs or shares. However, the tax treaty does not prevent New Zealand from taxing profits on sales of ADSs or shares held by a United States person where the profits or gains are attributable to a permanent establishment or fixed base available, or previously available, to such person in New Zealand. Although New Zealand does not have a capital gains tax as such, certain profits on share sales are taxed under New Zealand income tax rules (for example, where shares are acquired for the dominant purpose of resale or by a securities dealer).

Other taxes

Ordinarily, interest paid to non-residents is subject to NRWT at either the domestic rate of 15% or a reduced rate under any applicable income tax treaty. However, an issuer of a debt instrument to a non-associated non-resident lender may apply to have the instrument registered and the interest made subject to an approved issuer levy (AIL). AIL is a levy payable by the issuer equal to 2% of the interest payments. A zero rate for AIL was introduced effective from 7 May 2012 for debt instruments that meet certain qualifying criteria. The zero rate AIL generally only applies to a NZ dollar-denominated publicly offered debt instrument that is listed on a recognised exchange or satisfies a widely held test and where the registry and paying agency activities are carried out in New Zealand. The debt instrument cannot have been issued through a private placement or be an asset-backed security.

No stamp duty is payable in New Zealand on transfers of the shares and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. New Zealand Goods and Services Tax does not apply to share issues or transfers.

New Zealand gift duty was repealed from 1 October 2011. Any gift of property situated in New Zealand by a United States holder from that date is now duty free. Before 1 October 2011, New Zealand gift duty applied in respect of any gift made by a United States holder of ADSs or shares where that gift and any other gift by the United States holder of property situated in New Zealand within 12 months before or after that first-mentioned gift exceeded in aggregate value NZ$27,000. For this purpose ADSs and shares are treated as property situated in

New Zealand. Certain limited exemptions and reliefs exist. Gift duty applied at 5% on the amount of gifts over NZ$27,000 and increased on a graduated scale to a maximum rate of 25% on the amount of gifts over NZ$72,000.

Provisional tax

Companies pay New Zealand tax on a provisional basis in three instalments at four-month intervals in respect of each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that income year.

Imputation credits arising from payments of tax are recorded as credits in an account called an imputation credit account at the time the tax is paid.

Continuity of ownership requirement

Telecom must satisfy continuity of ownership requirements to retain its imputation credits. To this end it must maintain at least 66% of its ownership on a continuous basis from the date it derives imputation credits (ie, pays a tax instalment) to the date it attaches those imputation credits to dividends (ie, the date of payment of the dividend). Accordingly, imputation credits in Telecom's imputation credit account will be lost upon the occurrence of a more than 34% change in its ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders' voting interests or, in certain circumstances, to both voting interests and the market value of interests held in a company. In some cases an attribution rule can apply to treat all less-than 10% non-associated shareholders in Telecom as a single notional person. When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

Legal proceedings

For details of Telecom's significant legal proceedings and investigations see note 28 to the financial statements.

Documents on display (US)

Telecom files reports and other information with the Securities and Exchange Commission (SEC). You may read without charge, and copy at prescribed rates, any document filed at the public reference facilities of the SEC's principal office at 100 F Street, NE, Washington, D.C. 205490, United States of America.

The SEC also maintains a website that contains reports and other information that registrants are required to file electronically with the SEC. The address of this website is **www.sec.gov**.

Please call the SEC at 1 800 SEC 0330 for further information on the operation of the public reference facilities.

Forward-looking statements

This Report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements are based on the beliefs of Telecom's management, as well as on assumptions made by, and information currently available to, Telecom at the time such statements were made.

These forward-looking statements include statements of Telecom's present expectations, beliefs, future plans, strategies, other anticipated developments and matters that are not historical facts. Forward-looking statements can generally be identified by the use of forward-looking words such as 'may', 'could', 'anticipate', 'estimate', 'expect', 'opportunity', 'plan', 'continue', 'objectives', 'outlook', 'guidance', 'intend', 'aim', 'seek', 'believe', 'should', 'will' and similar expressions.

These forward-looking statements include, without limitation, statements relating to:

- Telecom's operations and business prospects;

- Capital expenditure and investment plans;

- Telecom's business and operating strategies, including reducing costs, simplifying Telecom's business and improving customer experiences and operational performance;

- Telecom's expectations for its future financial performance generally;

- The regulatory environment and the impact of regulatory initiatives on Telecom;

- Future dividend payout levels;

- The performance of AAPT and its ability to achieve earnings growth;

- Cash flow from operations and existing cash and available borrowings sufficient to fund Telecom's expected capital expenditure, working capital and investment requirements;

- The performance of investments, including dividends from Southern Cross;

- Growth of, and opportunities available in, the communications and IT services markets and Telecom's positioning to take advantage of such opportunities;

- The convergence of technologies, growth and opportunities to offer new products and services;

- Plans for the launch of new products and services;

- Telecom's network and infrastructure development plans, including 4G LTE;

- Network performance, resilience and quality;

- The impact of legal proceedings, investigations and inquiries involving Telecom;

- Competition, market share, prices and growth; and

- The operating environment and overall market conditions and trends.

Such forward-looking statements are not guarantees of future performance. Actual results, performance or achievements could differ materially from those projected in, or implied by, the forward-looking statements as a result of various assumptions, risks and uncertainties. In addition to the risks described elsewhere in the Report under Risk factors, other factors and risks could cause actual results to differ materially from those described in the forward-looking statements. These factors and risks include, but are not limited to:

- Telecom's ability to successfully implement its strategy to shift from a traditional fixed and mobile infrastructure company to a future-orientated, competitive provider of communication entertainment and IT services;

- Telecom's ability to comply with regulatory requirements;

- Competition in the markets in which Telecom operates and the entrance of new competitors to these markets, particularly in the New Zealand market for mobile phone services;

- Uncertainties regarding fibre uptake;

- Rapid technological changes and convergence of telecommunications, information services and media markets and technologies;

- Degree of reliance on legacy fixed line revenues (including wholesale revenues;

- Uncertainties regarding operating new systems and technologies;

- Uncertainties regarding Telecom's ability to secure spectrum for it's 4G LTE network;

- Uncertainties about the degree of growth in the number of markets in which Telecom operates;

- Decreasing revenues from traditional services due to mobile and other substitution and competitive pressures;

- Technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditure to improve the quality of service;

- The anticipated benefits and advantages of new technologies, products and services, including broadband and other new-wave initiatives not being realised;

- Significant changes in market shares for Telecom and its principal products and services;

- Network or system interruptions;

- Use of third-party suppliers and the resources available in the New Zealand labour market for delivery of important services and projects;

- Uncertainties around acquisitions, divestments and investments;

- Future regulatory actions and conditions;

- General economic conditions within the countries in which Telecom operates; and

- Other factors or trends affecting the telecommunications industry generally, the economies in which Telecom operates and Telecom's financial condition in particular.

Given the risks, uncertainties and other factors, undue reliance should not be placed on any forward-looking statement, which speaks only as of the date made. Telecom does not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Report or to reflect the occurrence of unanticipated events. Further, the information contained in this document is a statement of Telecom's intention as of the date of this filing and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Telecom management's assumptions. Telecom's management may change its intentions at any time and without notice based upon any changes in such factors, assumptions or otherwise.

Glossary

In addition the following terms have the following meanings:

3G	means third-generation mobile network as defined by the International Telecommunications Union.
4G	means fourth generation mobile network as defined by the International Telecommunications Union.
ACCC	means Australian Competition and Consumer Commission.
ACMA	means Australian Communications and Media Authority.
ADR	means American Depositary Receipt.
ADS	means an American Depositary Share.
ADSL	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.
ADSL2+	is a form of DSL, which extends the capability of basic ADSL by doubling the number of downstream bits.
ARPU	means Average Revenue per Unit/User.
ASX	means Australian Securities Exchange.
Balance Sheet	means Statement of Financial Position.
CDMA	means Code Division Multiple Access, a technology used in digital mobile networks. The voice and text elements of Telecom's CDMA services closed in July 2012. Computerland means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.
Computerland	means the ICT business (Ceritas New Zealand Limited) acquired by Telecom New Zealand Limited in 2004.
CPI	means Consumer Price Index.
Depositary	means The Bank of New York Mellon.
DSL	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.
DSLAM	means Digital Subscriber Line Access Multiplexers, which is network-based equipment used to deliver DSL services to customers.
EBITDA	means Earnings before Interest, Tax Expense, Depreciation and Amortisation. For Telecom's calculation of EBITDA see **Performance – Earnings before interest, taxation, depreciation and amortisation (EBITDA)**.
EMTN	means Euro Medium Term Notes.
FCA	means Full Cost Apportionment.
FNT	means Future Network Transformation.
FTE	means Full-time Equivalent.
FTTN	means Fibre-To-The-Node.
FTTP	means Fibre-To-The-Premise.
GAAP	means Generally Accepted Accounting Principles.
HRCC	means Human Resources Compensation Committee.
HSNS	means High-Speed Network Service.
ICT	means Information and Communication Technologies.
IDC	means International Data Corporation.
IFRS	means International Financial Reporting Standards.
IOG	means Independent Oversight Group that acted as the high-level external monitoring group for Telecom's compliance with operational separation Undertakings, disbanded at 1 December 2011 as a result of the demerger
IP	means Internet Protocol, a communications protocol suite used for carrying data on the internet.
IP-VPN	means Internet Protocol-Virtual Private Network, an industry term for an IP-based VPN.

ISDN	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.
ISP	means Internet Service Provider.
Kiwi Share	means the single Telecom preference share previously held by the New Zealand Government.
LAN	means Local Area Network.
Layer 1	means Layer 1 within the Open Systems Interconnection model and is classified as the physical layer and within a telecommunications fixed access network this can be considered to comprise copper and fibre cables and co-location space inside exchanges or cabinets.
Layer 2	means Layer 2 within the Open Systems Interconnection model and is classified as the data link layer and provides the functional and procedural means to transfer data between network entities. Within the telecommunications fixed access network this can be considered to comprise the bitstream equipment and services which transmit basic data from one point in the network to another over the Layer 1 physical assets.
LTE	means Long Term Evolution.
MBIE	means Ministry of Business, Innovation and Employment.
MMS	means Multimedia Messaging Service.
MPLS	means Multi-Protocol Label Switching, an industry term for a data communications technique where labels are used to switch data packets across a network.
MVNO	means Mobile Virtual Network Operator.
NM	means Not Meaningful.
NYSE	means New York Stock Exchange.
NZ IAS	means New Zealand International Accounting Standard.
NZSX	means the New Zealand main board equity security market operated by NZX.
NZX	means NZX Limited.
OECD	means Organisation for Economic Co-operation and Development.
OTA	means Originating and Terminating Access.
OTN	means Optical Transport Network.
PABX	means Private Automatic Branch Exchange, which is a small-scale switching system located in an office or building that provides voice and data extension lines and an access point to the public network.
PSTN	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunications between telephone devices.
Retail NGT	means Telecom's Retail Next Generation Telecom business model.
SARC	means Subscriber Acquisition and Retention Cost.
SEC	means Securities and Exchange Commission.
SIP	means Session Initiation Protocol.
SME	means Small and Medium-sized Enterprises.
SMS	means Short Message Service.
Southern Cross	means Southern Cross Cables group of companies which consists of two sister companies, Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited and their subsidiaries.
T&SS	means Technology & Shared Services.
TCF	means Telecommunications Carriers Forum.
TDL	means Telecommunications Development Levy.
TDM	means Time Division Multiplex.
Tier 1	means telecommunications providers that have their own networks.

Tier 2	means telecommunications providers that buy access from Tier 1 providers (eg, Telecom Wholesale customers).
Tier 3	means telecommunications providers that buy their access from Tier 2 providers (eg, resellers of Tier 2 services).
TSLRIC	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.
TSO	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.
UBA	means Unbundled Bitstream Access.
UCLL	means Unbundled Copper Local Loop.
VAS	means Value Added Services.
VoIP	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.
VPN	means Virtual Private Network, a carrier-provided service in which the public network provides the equivalent of a privately established customer network.
WACC	means Weighted Average Cost of Capital.
WAN	means Wide Area Network.
WCDMA	means Wideband CDMA, an International Telecommunications Union-recognised 3G mobile telephony technology using 5MHz channels to deliver voice and peak data rates from 64 to 384kbps.

Shareholder inquiries/contact details

Telecom is a company incorporated with limited liability under the New Zealand Companies Act 1993 and domiciled in New Zealand (Companies Office registration number 328287 and ARBN number 050 611 277).

Registered office

Level 2
Telecom Place
167 Victoria Street West
Auckland 1010

Principal administrative office in Australia

Level 23
680 George Street
Sydney NSW 2000
Ph +61 2 9009 9009

Company secretary

Laura Byrne (acting)

Annual Meeting of shareholders

Telecom's Annual Meeting of shareholders will be held in the conference centre Level 2, Telecom Place, 167 Victoria Street West, Auckland on Friday, 8 November 2013 at 10.00am. A Notice of Annual Meeting and Proxy Form will be circulated to shareholders.

New Zealand registry

Computershare Investor Services Limited
Private Bag 92119
Auckland 1142
Ph +64 9 488 8777
Fax +64 9 488 8787
New Zealand Toll Free 0800 737 100
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Australian registry

Computershare Investor Services Pty Limited
GPO Box 3329, Melbourne
VIC 3001, Australia
Ph +3 9415 4083
Freephone: 1 800 501 366
Fax +3 9473 2500
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

United States registry

BNY Mellon Depositary Receipts
PO Box 43006
Providence, RI 02940-3006
United States

Toll Free phone number for United States domestic calls:
+1 888 BNY ADRS (+1 888 269 2377)

Number for international calls:
+1 201 680 6825

Email: shrrelations@bnymellon.com
Website: www.mybnymdr.com

Contact phone numbers

Australia	1800 123 350
Canada	1800 280 0398
Hong Kong	800 962 867
New Zealand	0800 737 500
Singapore	800 641 1013
United Kingdom	0800 960 283
United States	1800 208 2130

For more information

Shareholders with inquiries about transactions, changes of address or dividend payments should contact Telecom's share registries.

Shareholder inquiries about Telecom's operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to:

GM Capital Markets & Investor Relations
Telecom New Zealand Limited
Private Bag 92028
Auckland 1142
New Zealand

http://investor.telecom.co.nz

investor.telecom.co.nz
ARBN 050 611 277



investor.telecom.co.nz
ARBN 050 611 277